Exhibit T3E.1

UNITED STATES BANKRUPTCY COURT
 DISTRICT OF DELAWARE

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:
In re	:	Chapter 11
:
AMERICAN GILSONITE	:	Case No. 16-______ (___)
COMPANY, et al.,	:
	:	Joint Administration Requested
Debtors.[1]	:
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DISCLOSURE STATEMENT FOR JOINT PREPACKAGED PLAN OF
REORGANIZATION OF AMERICAN GILSONITE COMPANY AND ITS AFFILIATED
DEBTORS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

WEIL, GOTSHAL & MANGES LLP
 Matthew S. Barr
Sunny Singh
Jessica Diab
767 Fifth Avenue
New York, New York 10153
Telephone: (212) 310-8000
Facsimile: (212) 310-8007

Proposed Counsel for Debtors and
Debtors in Possession

RICHARDS, LAYTON & FINGER, P.A.
Mark D. Collins (No. 2981)
John H. Knight (No. 3848)
Amanda R. Steele (No. 5530)
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Telephone: (302) 651-7700
Facsimile:  (302) 651-7701

Proposed Counsel for Debtors and
 Debtors in Possession

Dated:	October 19, 2016 Wilmington, Delaware

1 The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, as applicable, are: American Gilsonite Holding Company (2164), American Gilsonite Company (1788), DPC Products, Inc. (7329), Lexco Acquisition Corp. (9699), and Lexco Holding, LLC (9699).  The Debtors’ mailing address is 16200 Park Row Drive, Suite 250, Houston, Texas 77084.

THIS SOLICITATION OF VOTES (THE “SOLICITATION”) IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PLAN (AS DEFINED HEREIN) BEFORE THE FILING OF VOLUNTARY CASES UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE (THE “BANKRUPTCY CODE”).  BECAUSE THE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT, AS OF THE DATE HEREOF, BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE.  FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, THE DEBTORS EXPECT TO PROMPTLY SEEK (I) BANKRUPTCY COURT APPROVAL OF (A) THIS DISCLOSURE STATEMENT AS CONTAINING ADEQUATE INFORMATION, AND (B) THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTIONS 1125 AND 1126(b) OF THE BANKRUPTCY CODE, AND (II) CONFIRMATION OF THE PLAN.

DISCLOSURE STATEMENT, DATED OCTOBER 19, 2016

Solicitation of Votes on the
 Prepackaged Plan of Reorganization of

AMERICAN GILSONITE COMPANY, ET AL.,

from the holders of outstanding

SECOND LIEN NOTES CLAIMS

AGHC INTERESTS

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PLAN IS 5:00 P.M., PREVAILING EASTERN TIME, ON NOVEMBER 16, 2016, UNLESS EXTENDED BY THE DEBTORS (AS DEFINED HEREIN).  THE RECORD DATE FOR DETERMINING WHICH HOLDERS OF CLAIMS OR INTERESTS MAY VOTE ON THE PLAN IS OCTOBER 13, 2016 (THE “VOTING RECORD DATE”).

RECOMMENDATION BY THE DEBTORS
The Board of Directors of American Gilsonite Company and the board of directors, managers, or members, as applicable, of each of its affiliated Debtors (as of the date hereof) have unanimously approved the transactions contemplated by the Solicitation and the Plan and recommend that all creditors and interest holders whose votes are being solicited submit ballots to accept the Plan.  Holders of more than 66 2/3% of the Second Lien Notes Claims and approximately 98% of the AGHC Interests (as defined herein) have already agreed to support the Plan.

HOLDERS OF CLAIMS OR INTERESTS SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE AND SHOULD CONSULT WITH THEIR OWN ADVISORS BEFORE VOTING ON THE PLAN.

THE ISSUANCE OF AND THE DISTRIBUTION UNDER THE PLAN OF (I) NEW COMMON STOCK TO HOLDERS OF ALLOWED SECOND LIEN NOTES CLAIMS AND ALLOWED AGHC INTERESTS AND (II) SUBORDINATED NOTES TO HOLDERS OF ALLOWED SECOND LIEN NOTES CLAIMS SHALL, IN EACH CASE, BE EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO SECTION 1145 OF THE BANKRUPTCY CODE.  THE AVAILABIILITY OF THE EXEMPTION UNDER SECTION 1145 OF THE BANKRUPTCY CODE OR ANY OTHER APPLICABLE SECURITIES LAWS SHALL NOT BE A CONDITION TO THE OCCURRENCE OF THE EFFECTIVE DATE.

THE SOLICITATION OF VOTES ON THE PLAN WITH RESPECT TO THE SECOND LIEN NOTES CLAIMS AND THE AGHC INTERESTS IS BEING MADE PURSUANT TO SECTION 4(A)(2) AND REGULATION D OF THE SECURITIES ACT AND ONLY FROM HOLDERS OF SUCH CLAIMS WHO ARE ELIGIBLE SECOND LIEN NOTEHOLDERS AND ELIGIBLE HOLDERS OF AGHC INTERESTS (I.E., ACCREDITED INVESTORS AS DEFINED IN RULE 501 OF THE SECURITIES ACT); PROVIDED, HOWEVER, THAT ALL HOLDERS OF ALLOWED SECOND LIEN NOTES CLAIMS AND ALLOWED AGHC INTERESTS WILL BE ENTITLED TO RECEIVE DISTRIBUTIONS UNDER THE PLAN.

THE NEW COMMON STOCK TO BE ISSUED ON THE EFFECTIVE DATE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR BY ANY STATE SECURITIES COMMISSION OR SIMILAR PUBLIC, GOVERNMENTAL, OR REGULATORY AUTHORITY, AND NEITHER THE SEC NOR ANY SUCH AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING STATEMENTS INCORPORATED BY REFERENCE, PROJECTED FINANCIAL INFORMATION, AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.  FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.

FURTHER, READERS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS HEREIN ARE BASED ON ASSUMPTIONS THAT ARE BELIEVED TO BE REASONABLE, BUT ARE SUBJECT TO A WIDE RANGE OF RISKS IDENTIFIED IN THIS DISCLOSURE STATEMENT.  DUE TO THESE UNCERTAINTIES, READERS CANNOT BE ASSURED THAT ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT.  THE DEBTORS ARE UNDER NO OBLIGATION TO (AND EXPRESSLY DISCLAIM ANY OBLIGATION TO) UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS

WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.

HOLDERS OF ALLOWED GENERAL UNSECURED CLAIMS WILL NOT BE IMPAIRED BY THE PLAN AND, AS A RESULT, THEIR RIGHT TO RECEIVE PAYMENT IN FULL ON ACCOUNT OF VALID OBLIGATIONS IS NOT ALTERED BY THE PLAN.  DURING THE CHAPTER 11 CASES, THE DEBTORS INTEND TO OPERATE THEIR BUSINESS IN THE ORDINARY COURSE AND WILL SEEK AUTHORIZATION FROM THE BANKRUPTCY COURT TO MAKE PAYMENT IN FULL ON A TIMELY BASIS TO ALL TRADE CREDITORS, EMPLOYEES, AND LEASE COUNTERPARTIES OF ALL AMOUNTS DUE PRIOR TO AND DURING THE CHAPTER 11 CASES.

NO INDEPENDENT AUDITOR OR ACCOUNTANT HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS HEREIN.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED.  THE TERMS OF THE PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES IN THIS DISCLOSURE STATEMENT.

THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE PLAN OR IN CONNECTION WITH CONFIRMATION OF THE PLAN.  NOTHING IN THIS DISCLOSURE STATEMENT MAY BE USED BY ANY PARTY FOR ANY OTHER PURPOSE.

ALL EXHIBITS TO THE DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

I. INTRODUCTION		4

II. OVERVIEW OF DEBTORS’ OPERATIONS		8
A.	Debtors’ Business	8
B.	Debtors’ Organizational Structure	9
C.	Directors and Officers	10
D.	Regulation of Debtors’ Business	10
E.	Debtors’ Capital Structure	10

III. Key Events Leading TO COMMENCEMENT OF chapter 11 cases		12
A.	Collapse in Oil Prices	12
B.	Prepetition Negotiations with Consenting RSA Parties and Restructuring Support Agreement	13

IV. Anticipated Events During Chapter 11 Cases		15
A.	Commencement of Chapter 11 Cases and First-Day Motions	15
B.	Procedural Motions and Retention of Professionals	18
C.	Solicitation Procedures	19
D.	Timetable for Chapter 11 Cases	19

V. Pending litigation		19

VI. SUMMARY OF Plan		20
A.	Administrative Expense and Priority Claims	20
B.	Classification of Claims and Interests	22
C.	Treatment of Claims and Interests	23
D.	Means for Implementation	26
E.	Distributions	32
F.	Procedures for Disputed Claims and Interests	37
G.	Executory Contracts and Unexpired Leases	38
H.	Conditions Precedent to Confirmation of Plan and Effective Date	42
I.	Effect of Confirmation of Plan	44
J.	Retention of Jurisdiction	48
K.	Miscellaneous Provisions	50

VII. FINANCIAL INFORMATION AND PROJECTIONS		55
A.	Consolidated Condensed Projected Financial Information	55
B.	Assumptions to Projected EBITDA and Cash Flow Projections	60

C.	Assumptions with Respect to Projected Consolidated Emergence Balance Sheet	62

VIII. VALUATION ANALYSIS		63
A.	Discounted Cash Flow Analysis	64
B.	Peer Group Trading Analysis	65
C.	Total Enterprise Value	65

IX. TRANSFER RESTRICTIONS AND CONSEQUENCES UNDER FEDERAL SECURITIES LAWS		66

X. Certain U.S. Tax Consequences of PlaN		67
A.	Consequences to Debtors	68
B.	Consequences to Holders of Second Lien Notes Claims	69
C.	Consequences of Merger to Holders of AGHC Interests	75
D.	Information Reporting and Backup Withholding	76
E.	Importance of Obtaining Professional Tax Assistance	76

XI. Certain Risk Factors to be Considered		76
A.	Certain Bankruptcy Law Considerations	76
B.	Additional Factors Affecting Value of Reorganized Debtors	78
C.	Risks Relating to Debtors’ Business and Financial Condition	78
D.	Factors Relating to Securities to Be Issued Under Plan, Generally	80
E.	Risks Related to Investment in Exit Facility	81
F.	Risks Related to an Investment in the New Common Stock	83
G.	Additional Factors	83

XII. Voting Procedures and Requirements		84
A.	Parties Entitled to Vote	84
B.	Voting Deadline	85
C.	Voting Procedures	86
D.	Waivers of Defects, Irregularities, etc.	90

XIII. Confirmation of Plan		91
A.	Confirmation Hearing	91
A.	Objections to Confirmation	91
B.	Requirements for Confirmation of Plan	93

XIV. Alternatives To Confirmation and consummation of Plan		96
A.	Alternative Plan of Reorganization	97
B.	Sale Under Section 363 of Bankruptcy Code	97
C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law	97
ii

XV. Conclusion and Recommendation	98

EXHIBIT A:	Restructuring Support Agreement
EXHIBIT B:	Prepackaged Plan
EXHIBIT C:	DIP Facility Term Sheet
EXHIBIT D:	DIP Commitment Letter
EXHIBIT E:	Management Incentive Plan Term Sheet
EXHIBIT F:	Exit Facility Term Sheet
EXHIBIT G:	Subordinated Notes Term Sheet
EXHIBIT H:	Shareholders Agreement Term Sheet
EXHIBIT I:	Liquidation Analysis
iii

I.
INTRODUCTION

American Gilsonite Company (“AGC”), American Gilsonite Holding Company (“AGHC”), DPC Products, Inc., Lexco Acquisition Corp. and Lexco Holding, LLC (collectively, the “Debtors,” “American Gilsonite” or the “Company”) submit this Disclosure Statement in connection with the Solicitation of votes on the Joint Prepackaged Chapter 11 Plan of Reorganization of American Gilsonite Company and its Affiliated Debtors, dated October 19, 2016 (the “Plan,” attached hereto as Exhibit B).  Capitalized terms used in this Disclosure Statement, but not herein defined, have the meanings ascribed to such terms in the Plan.  To the extent any inconsistencies exist between this Disclosure Statement and the Plan, the Plan governs.

After extensive arm’s-length negotiations over the past several months, the Debtors are pleased to commence the solicitation of votes on the Plan to implement their balance sheet restructuring (the “Restructuring”) with the support and commitment of their secured noteholders holding more than 67% in amount of AGC’s 11.5% Senior Secured Notes due 2017 (the “Consenting Second Lien Noteholders”) and the Company’s existing equity sponsor (the “Consenting AGHC Interest Holders”).  The Consenting Second Lien Noteholders and the Consenting AGHC Interest Holders (together, the “Consenting RSA Parties”) have executed a restructuring support agreement (the “Restructuring Support Agreement”) with the Debtors, a copy of which is attached hereto as Exhibit A.

The Plan will de-lever American Gilsonite’s balance sheet and set it on a path to emerge from bankruptcy as a leaner, healthier enterprise, thereby positioning American Gilsonite for the future growth of its brand and business.  The Plan implements a deleveraging transaction that that will impair only the Second Lien Noteholders and holders of AGHC Interests, with the consent of the Consenting RSA Parties.  Specifically, pursuant to the Plan, the Debtors’ second lien notes will be cancelled in exchange for 98% of the reorganized equity and $100 million in subordinated unsecured debt.  General unsecured creditors are not impaired by the Plan and will be satisfied in full in the ordinary course of business.  In addition, certain of the Consenting Second Lien Noteholders are providing debtor in possession financing (the “DIP Facility”) to the Debtors in the amount of $30 million, which will be used, subject to Court approval, to refinance the Company’s outstanding obligations of approximately $20 million under its prepetition secured revolver and to support the Company’s working capital needs during and after these chapter 11 cases.  Eligible Second Lien Noteholders will be offered the opportunity to participate as lenders under the DIP Facility.2  Upon emergence from bankruptcy, all borrowings under the DIP Facility will be converted into a secured exit facility.  The Company is projected to have approximately $9.3 million of cash and cash equivalents on its balance sheet upon emergence from bankruptcy.  The deleveraging transaction coupled with the financing to be provided by the Consenting Second Lien Noteholders will enable the Company to maintain its operations and satisfy its obligations in the ordinary course of business, and position the Company to achieve long term success.

The Restructuring, as set forth in the Plan, will provide substantial benefits to the Debtors and all of their stakeholders, including:

▪
All trade vendors, employees, and mining lease counterparties will be unimpaired by the bankruptcy and will be satisfied in full in the ordinary course of business.  Trade contracts and terms will be maintained.  Employee arrangements will be honored.  And mining leases will be assumed.

2 Additional notice will be provided to the Second Lien Noteholders with respect to when they will be required to submit their election to opt into the DIP Facility.

▪
The Restructuring will leave the Company’s business intact and substantially delevered, providing for the reduction of approximately $160 million of the Debtors’ existing net debt and an annual cash debt service reduction of approximately $27 million in 2017.  This de-leveraging will enhance the Debtors’ long-term growth prospects and competitive position and allow the Debtors to emerge from their chapter 11 cases with opportunities to invest and grow their business in light of currently depressed oil and natural gas prices.

▪
The Restructuring will allow the Debtors’ management team to focus on operational performance and value creation. A significantly-improved balance sheet will enable the reorganized Debtors to pursue value-creating opportunities.

Accomplishing a speedy and efficient chapter 11 process is essential to maximizing value and successfully reorganizing the Debtors.  In accordance with the Restructuring Support Agreement, the Debtors are obligated to meet certain milestones.  Specifically, the Restructuring Support Agreement may be terminated by the Requisite Noteholders (as defined in the Restructuring Support Agreement) if, among other things, the Debtors fail to satisfy the below milestones:

Milestone	Deadline
Commence Chapter 11 Cases	11:59 p.m. (Prevailing Eastern Time) on October 24, 2016
Complete Solicitation	Thirty (30) calendar days after commencement of Solicitation
Obtain Bankruptcy Court Approval of Disclosure Statement and Confirmation of Plan	Fifty-five (55) calendar days after the Commencement Date
Occurrence of Effective Date	Seventy (70) calendar days after the Commencement Date

THE DEBTORS AND THE CONSENTING RSA PARTIES (COLLECTIVELY, THE “PLAN SUPPORT PARTIES”) SUPPORT CONFIRMATION OF THE PLAN AND URGE ALL HOLDERS OF CLAIMS AND INTERESTS ENTITLED TO VOTE ON THE PLAN TO VOTE TO ACCEPT THE PLAN. THE PLAN SUPPORT PARTIES BELIEVE THAT THE PLAN PROVIDES THE HIGHEST AND BEST RECOVERY FOR ALL STAKEHOLDERS.

WHO IS ENTITLED TO VOTE: Under the Bankruptcy Code, only holders of claims or interests in “impaired” Classes are entitled to vote on the Plan (unless, for reasons discussed in more detail below, such holders are deemed to reject the Plan pursuant to section 1126(g) of the Bankruptcy Code).  Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” unless (i) the Plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the Plan, among other things, cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

There are two Classes whose acceptances of the Plan are being solicited:

1.	Holders of Second Lien Notes Claims (Class 3); and

2.	Holders of AGHC Interests (Class 6).

THE PLAN PROVIDES THAT THE FOLLOWING HOLDERS ARE DEEMED TO HAVE GRANTED THE RELEASES THEREIN: (1) HOLDERS OF IMPAIRED CLAIMS OR INTERESTS EXCEPT THOSE (A)  DEEMED TO REJECT THE PLAN OR (B) WHO VOTED TO REJECT, OR ABSTAIN FROM VOTING ON, THE PLAN AND HAVE ALSO CHECKED THE BOX ON THE APPLICABLE BALLOT OR NOTICE INDICATING THAT THEY OPT OUT OF GRANTING THE RELEASES PROVIDED IN THE PLAN; PROVIDED THAT, SUBJECT TO THE TERMS OF THE RSA, THE CONSENTING SECOND LIEN NOTEHOLDERS AND CONSENTING AGHC INTEREST HOLDERS MAY NOT OPT OUT OF THE RELEASES; AND (2) THE HOLDERS OF UNIMPAIRED CLAIMS OR INTERESTS WHO DO NOT TIMELY OBJECT TO THE RELEASES PROVIDED IN THE PLAN.

The following table summarizes, assuming an Effective Date of December 31, 2016, (i) the treatment of Claims and Interests under the Plan, (ii) which Classes are impaired by the Plan, (iii) which Classes are entitled to vote on the Plan, and (iv) the estimated recoveries for holders of Claims and Interests.  The table is qualified in its entirety by reference to the full text of the Plan.  For a more detailed summary of the terms and provisions of the Plan, see Article VI—Summary of the Plan below.  A detailed discussion of the analysis underlying the estimated recoveries, including the assumptions underlying such analysis, is set forth in the Valuation Analysis in Article VIII hereof.

Class	Claim or Equity Interest	Treatment	Impaired or Unimpaired	Entitlement to Vote on the Plan	Approx. Recovery[3]
1	Priority Non-Tax Claims
Except to the extent that a holder of an Allowed Priority Non-Tax Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtors or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code.
			Unimpaired	No (Deemed to accept)	100%
2	Other Secured Claims	Except to the extent that a holder of an Allowed Other Secured Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Other Secured Claim, at the option of the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to	Unimpaired	No (Deemed to accept)	100%

3 The amounts and/or percentages set forth under Approximate Recovery are based on the range of reorganized equity value of the Debtors as described in the Valuation Analysis described herein.  They represent the midpoint within the Debtors’ range of estimated recoveries.

such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Other Secured Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Other Secured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that to the extent any obligations remain outstanding under the Prepetition Credit Agreement, the Debtors shall pay such obligations in full in Cash on the Effective Date.

3	Second Lien Notes Claims
In full and final satisfaction of each Allowed Second Lien Notes Claim, on the Effective Date, or as soon as reasonably practicable thereafter, each holder of an Allowed Second Lien Notes Claim will be entitled to receive its Pro Rata share of (i) ninety-eight percent (98%) of the New Common Stock issued and outstanding on the Effective Date and (ii) the Subordinated Notes.  Any holder of Second Lien Notes may designate that some or all of the New Common Stock and/or Subordinated Notes to which such holder of Second Lien Notes is entitled should be issued in the name of, and delivered to, one or more of its affiliates or designees, subject to the Debtors and the Requisite Noteholders agreeing on procedures to implement such issuance.
			Impaired	Yes	51%
4	General Unsecured Claims
Except to the extent that a holder of an Allowed General Unsecured Claim against any of the Debtors agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtors or the Reorganized Debtors, as applicable, on and after the Effective Date, (i) the Reorganized Debtors shall continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business or (ii) such holder shall receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, in each case, subject to all defenses or disputes the Debtors and Reorganized Debtors may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan.
			Unimpaired	No (Deemed to accept)	100%
5	Intercompany Claims	On the Effective Date, or as soon as practicable thereafter, all Intercompany Claims shall be adjusted, Reinstated, or discharged to the extent determined to be appropriate by the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable.	Unimpaired	No (Deemed to accept)	100%

6	AGHC Interests
Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, AGHC shall be merged into AGC pursuant to Section 5.2(a) of the Plan, and all AGHC Interests shall be exchanged pursuant to the Merger for common stock in AGC.  On the Effective Date, the common stock in AGC so received by holders of AGHC Interests pursuant to the Merger shall be exchanged for two percent (2%) of the New Common Stock, which shall be distributed to each holder of AGHC Interests on a Pro Rata basis, subject to Section 6.15 of the Plan.
			Impaired	Yes	$1,000,000
7	AGC Interests	Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all AGC Interests shall be transferred to AGC pursuant to the Merger and thereafter shall be cancelled.	Impaired	No (Deemed to reject)	0%
8	Other Debtor Interests	On the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all Other Debtor Interests shall be unaffected by the Plan and continue in place following the Effective Date, solely for the administrative convenience of maintaining the existing corporate structure of the Debtors.	Unimpaired	No (Deemed to accept)	100%

II.
OVERVIEW OF DEBTORS’ OPERATIONS

A.	Debtors’ Business

American Gilsonite is the world’s principal commercial miner and processor of uintaite, a unique mineral which is marketed under its trademarked name “Gilsonite.”  Gilsonite is a nonhazardous, naturally occurring hydrocarbon resin that has only been found in economically viable quantities in northeastern Utah, where the Company controls the largest known reserves.  The Company holds mineral rights to approximately 11,191 acres containing approximately 7 million tons of Gilsonite reserves located exclusively in northeastern Utah.  The Company holds its Gilsonite reserves through directly-owned mineral rights and lease interests.

Gilsonite is primarily used in oil and gas well drilling muds, oil and gas well cements, asphalts, printing inks, foundry sands, building materials, paints and protective coatings.  Gilsonite’s unique physical and chemical properties, including low specific gravity, its tendency to soften and smear at high-temperatures, and its superior binding properties, make it an important component in many highly manufactured products.

The Company serves a diversified, global customer base with an average tenure of 15 years among its top ten customers.  The Company’s four core markets include: (i) oil and gas, (ii) inks and paints, (iii)

foundry, and (iv) asphalt.  In the oil and gas industry, customers use Gilsonite to plug micro-pores in wellbores, to lower torque, and to minimize stuck pipe.  With respect to inks and paints, Gilsonite is the only natural additive that can be used to make high quality, no-rub inks.  In addition, Gilsonite has advanced lithographic and gravure printing properties that customers use in publication and in paint and coatings production.  Customers in the foundry industry use Gilsonite because it imparts a smoother casting surface and finish in sand casting, and improves mold release and the overall finish of iron casting.  Finally, for asphalt products, Gilsonite is easier to use and provides enhanced binding characteristics and long-term durability.

B.	Debtors’ Organizational Structure.

The Debtors consist of five (5) entities organized in Delaware, Oklahoma, and Utah.  AGC was organized as a corporation under the laws of the State of Oklahoma on October 18, 1988.  AGC is a wholly-owned subsidiary of AGHC, a corporation organized under the laws of Delaware.  DPC Products, Inc. is a wholly-owned subsidiary of AGC that was organized as a corporation under the laws of the State of Delaware on June 6, 2002.  Lexco Acquisition Corp. is a wholly-owned subsidiary of AGC that was organized under the laws of the State of Delaware on July 20, 2009.  Lexco Holdings, LLC is a wholly-owned subsidiary of Lexco Acquisition Corp. and is a limited liability company that was organized under the laws of the state of Utah.

The following chart illustrates the Debtors’ organizational structure, as of the date hereof:

Pursuant to the Plan and prior to the Effective Date, AGHC will merge with and into AGC, with AGC being the surviving corporation, and AGC will reincorporate as a corporation organized under the laws of the State of Delaware.

C.	Directors and Officers

The following table sets forth the names of the members of AGC’s current board of directors:

Name	Director Since	Position
J. Willson Ropp	March 2008	Chairman of the Board
David Gallagher	March 2016	Director
David Perez	March 2008	Director
Adam Shebitz	January 2011	Director
Alan Miller	March 2016	Director
Alan Carr	March 2016	Director
George Couto	June 2016	Director

AGC’s current senior management team is comprised of the following individuals:

Name	Position
David G. Gallagher	President and Chief Executive Officer
Steven A. Granda	Vice President and Chief Financial Officer
Nicholas Lott	Chief Operating Officer

The composition of the board of directors of each Reorganized Debtor will be disclosed prior to the entry of the order confirming the Plan in accordance with section 1129(a)(5) of the Bankruptcy Code.

D.	Regulation of Debtors’ Business

The Company’s operations are conducted in the United States and are subject to the local, state, and federal laws, regulations, and treaties in the jurisdictions in which they operate.  The laws, regulations, and treaties that impact the Debtors’ operations include those relating to the operation of mines, environmental protection, and health and safety, and restrictions on uintaite mine development and production.

For example, the Company must provide security, in the form of surety bonds, escrow accounts, treasury bonds, letters of credit, or certificates of deposit, to the Utah Division of Oil, Gas, and Mining, and the United States Department of the Interior – Bureau of Land Management to secure certain reclamation obligations that the Company is subject to in connection with its mining operations.

E.	Debtors’ Capital Structure

1.	Equity Ownership

AGHC is a private held company.  As of the Commencement Date, AGC (Delaware), LP, a subsidiary of Palladium Equity Partners III, LP and Palladium Equity Partners III, LLC, holds approximately 98% of the existing equity in AGHC (the “AGHC Interests”).  The remaining approximately 2% of AGHC Interests is owned by AGC/PEP LLC, which is jointly owned by Palladium Equity Partners III, LLC (0.0001%) and Prospect Capital Corporation (99.9999%).  The remaining Debtors are all wholly-owned direct or indirect subsidiaries of AGHC.

2.	Prepetition Indebtedness

The following description is for informational purposes only and is qualified in its entirety by reference to the documents setting forth the specific terms of such obligations and their respective related agreements.

As of the date hereof, the Debtors have outstanding secured debt obligations in the aggregate principal amount of approximately $290 million, which amount consists of (i) approximately $20 million in secured borrowings under the Debtors’ Prepetition Credit Agreement (as described below), and (ii) approximately $270 million in principal amount of Second Lien Notes (as described below).

(a)	Prepetition Credit Agreement

AGC, as borrower, and each of the other Debtors, as guarantors, are parties to that certain Credit and Guaranty Agreement, dated as of August 28, 2012 (as amended, restated, modified, or supplemented from time to time, the “Prepetition Credit Agreement”), with KeyBank National Association, as administrative agent (“KeyBank”).  As of the date hereof, the aggregate principal amount outstanding under the Prepetition Credit Agreement is approximately $20 million, plus any applicable interest, fees, and other amounts due thereunder.  The Prepetition Credit Agreement matures on May 28, 2017.

Pursuant to the Prepetition Credit Agreement, each of the Debtors guaranteed the Obligations (as defined in the Prepetition Credit Agreement) of AGC under the Prepetition Credit Agreement and each Debtor was required to secure such guaranty by entering into that certain First Lien Security and Pledge Agreement, dated as of August 28, 2012, by and among the Debtors and KeyBank in order to grant a first-priority lien on substantially all of each Debtor’s property, including all accounts, chattel paper, commercial tort claims, deposit accounts (other than payroll, withholding tax and other fiduciary deposit accounts), documents, general intangibles (including, without limitation, rights in and under any swap agreements), goods (including all inventory and equipment), pledged securities, and proceeds of any collateral (the “Prepetition Collateral”), in favor of KeyBank.

(b)	Second Lien Notes

The Debtors are party to that certain Indenture (as amended, modified, or otherwise supplemented from time to time, the “Second Lien Notes Indenture”), dated as of August 28, 2012, by and among AGC, as issuer, each of the guarantors named therein, and Wilmington Trust, National Association, as trustee and collateral agent (the “Second Lien Notes Trustee”), pursuant to which AGC issued 11.5% Senior Secured Notes due 2017 in the aggregate principal amount of $260 million (the “Initial Second Lien Notes”).  The Initial Second Lien Notes mature on September 1, 2017.  On September 24, 2012, AGC issued additional Second Lien Notes (the “Additional Second Lien Notes” and, collectively with the Initial Second Lien Notes, the “Second Lien Notes”) pursuant to the Second Lien Notes Indenture, in the aggregate principal amount of $10 million.  The Additional Second Lien Notes were issued at 99.9% of their principal amount, plus accrued interest from September 3, 2016, and mature on September 1, 2017.  The Additional Second Lien Notes are identical to and are treated together with the Initial Second Lien Notes as a single class of debt securities under the Second Lien Indenture.  Pursuant to that certain Second Lien Security and Pledge Agreement, dated as of August 28, 2012, as amended, modified, or supplemented from time to time, the Second Lien Notes are secured by liens on the Prepetition Collateral.  The Second Lien Notes are jointly and severally and fully and unconditionally guaranteed by all of the Debtors.  As of the date hereof, the aggregate amount outstanding under the Second Lien Notes is approximately $290 million, which includes unpaid principal, interest, fees, and other amounts due thereunder.

(c)	Intercreditor Agreement

The Debtors, KeyBank, as the administrative agent under the Prepetition Credit Agreement, and the Second Lien Notes Trustee, on behalf of the holders of Second Lien Notes, are parties to an Intercreditor Agreement, dated as of August 28, 2012, between the Debtors, KeyBank, and the Second Lien Notes Trustee (as amended, modified, or supplemented from time to time, the “Intercreditor Agreement”).  Pursuant to the Intercreditor Agreement, the Second Lien Notes Trustee, on behalf of the Second Lien Noteholders, agreed, among other things and subject to the terms thereof, that the security interests and liens granted by the Debtors in favor of the Second Lien Notes Trustee to secure the Debtors’ obligations under the Second Lien Notes shall be junior to the security interest and liens granted in favor of KeyBank to secure the Debtors’ obligations under the Prepetition Credit Agreement.

(d)	Trade Claims

In the ordinary course of business, the Debtors incur various fixed, liquidated, and undisputed payment obligations (the “Trade Claims”) to various third-party providers of goods and services (the “Trade Creditors”) that facilitate the Debtors’ business operations.  As of the date hereof, the Debtors estimate that the aggregate amount of Trade Claims outstanding is approximately $325,000.  A majority of the Debtors’ General Unsecured Claims are Trade Claims.  Certain of the Trade Claims may be entitled to statutory priority, such as under section 503(b)(9) of the Bankruptcy Code, or may give rise to shippers, warehouseman, or mechanics liens against the Debtors’ property if unpaid (collectively, the “Priority Trade Claims”).  Excluding the likely Priority Trade Claims, the Debtors estimate that the total Trade Claims equal approximately $135,000 (the “Non-Priority Trade Claims”).

III.
KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASES

A.	Collapse in Oil Prices

The Company’s business benefits from strong operating margins and low capital requirements.  The Company also enjoys a significant market share for its product due to the scarcity of Gilsonite reserves.  Recently, however, the prices of crude oil and natural gas have declined dramatically, having reached multiyear lows, as a result of robust non Organization of the Petroleum Exporting Countries’ (OPEC) supply growth led by unconventional production in the United States, weakening demand in emerging markets, and OPEC’s decision to continue to produce at high levels.  The Company derives the majority of its revenue from sales to companies in the oil and gas services industry (oil and gas drilling products have historically represented 75% of the company’s revenues, prior to the downturn in oil and gas prices).  Demand for oil and gas drilling products has diminished commensurate with the drop in oil and gas prices.  Therefore, the Company’s earnings have diminished substantially due to reduced demand for its oil and gas drilling products.

For the six months ended June 30, 2016, the Company’s net sales were approximately $15.6 million.  This represents a 39% decrease from its net sales for the same period a year prior.  The Company’s declining revenues have impacted its ability to service its long-term debt obligations.

Based on current market conditions, the Debtors believe that a reduction in their long-term debt and cash interest obligations is needed to improve their financial position and flexibility.  In 2016, the Debtors attempted to manage their reduced financial position through several cost-cutting measures, including the implementation of employee rationalization programs, an aggressive inventory reduction program, as well as taking measures to decrease the Company’s operating expense obligations.  In total, the Debtors were able to lower their annualized cash expenditures by approximately $2.5 million.

Ultimately, however, those efforts proved insufficient to address the pressures on the Company’s business.

B.	Prepetition Negotiations with Consenting RSA Parties and Restructuring Support Agreement

In March 2016, the Company appointed two independent directors, Alan Miller and Alan Carr, to its board of directors.  Commencing in June 2016, the Company began working closely with its advisors, Weil, Gotshal & Manges LLP (“Weil”), as counsel, Evercore Group L.L.C. (“Evercore”), as financial advisor, and FTI Consulting, Inc. (“FTI”), as restructuring advisor, to develop and implement a comprehensive restructuring strategy.  In that connection, a subset of the board worked closely with management and the Company’s advisors to explore and evaluate the various strategic alternatives that were available to the Company.

The Company also began discussions with their largest Second Lien Noteholders, who organized into an ad hoc group (the “Ad Hoc Group”).  Soon after formation, the Ad Hoc Group retained its own advisors, Stroock & Stroock & Lavan LLP, as legal advisor, and Houlihan Lokey Capital, Inc. (“Houlihan”) as financial advisor.  The Company also contacted KeyBank.

During the next several weeks, the Ad Hoc Group and KeyBank engaged in confidential due diligence with the assistance of the Company and its advisors.  The parties had constructive discussions and dialogue regarding potential strategies that were being considered by the Company, including a potential sale of assets or refinancing of indebtedness.  After evaluation and some market outreach, it became clear that a sale or refinancing transaction that would generate proceeds exceeding the existing secured indebtedness of the Company was unlikely and a more comprehensive restructuring was needed.

Given these and other considerations, the Company determined, in the exercise of its business judgment and as fiduciaries for all of the Debtors’ stakeholders, that the best and only viable path to maximize the value of American Gilsonite’s business and preserve many jobs was a strategic chapter 11 filing to implement the Plan, which equitizes the Company’s Second Lien Notes.  Accordingly, the parties focused on negotiating a fair and value-maximizing deleveraging transaction.

To allow discussions to continue and preserve liquidity, on September 1, 2016, the Company elected to exercise a 30-day grace period and not make its semi-annual interest payment on the Second Lien Notes of approximately $15.5 million.  The grace period expired on October 1, 2016 and the failure to make the interest payment constituted an event of default under the Second Lien Notes Indenture and a cross-default under the Prepetition Credit Agreement.  On September 30, 2016, the Company entered into forbearance agreements with KeyBank and the Ad Hoc Group, pursuant to which each of KeyBank and the Ad Hoc Group to forbear from exercising remedies under the Prepetition Credit Agreement and Second Lien Notes Indenture, respectively, arising from the defaults specified therein.  Such forbearance agreements are subject to termination on October 24, 2016.

After good faith and arm’s length negotiations, on October 19, 2016, the Debtors, the Ad Hoc Group, and the Consenting AGHC Interest Holders agreed on the terms of a financial restructuring that is embodied in the Plan and described herein.

Under the Restructuring Support Agreement, each of the Consenting RSA Parties has agreed to, among other things: (i) vote any Claim or Interests it holds against, or in, the Debtors to accept the Plan and not (a) change or withdraw (or cause to be changed or withdrawn) its vote to accept the Plan, (b) object to, delay, impede, or take any other action to interfere with acceptance or implementation of the Plan, or (c) directly or indirectly solicit, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout or plan of reorganization for any of the Debtors other than the Plan; (ii) subject to certain exceptions, condition any transfer of its Claims against, or Interests in, the Debtors to the transferee thereof being an existing Consenting RSA Party or becoming party to the Restructuring Support Agreement; and (iii) to the extent any Consenting RSA Party acquires any additional Claims against, or Interests in, the Debtors, vote any such additional Claims or other Claims or Interests entitled to vote on the Plan in a manner consistent with the Restructuring Support Agreement, in each case, subject to the terms and conditions of the Restructuring Support Agreement.

In exchange, the Debtors agreed to, among other things, (i) commence the Chapter 11 Cases, (ii) prosecute the Plan and Disclosure Statement and (iii) continue their operations in the ordinary course until the Restructuring is consummated and not take various actions related to the business, in each case subject to the terms and conditions of the Restructuring Support Agreement.

The Restructuring Support Agreement also provides for various termination events.  Depending on the termination event, the Requisite Noteholders under the Restructuring Support Agreement or the Debtors may terminate the Restructuring Support Agreement.  The Restructuring Support Agreement may be terminated by the Requisite Noteholders upon the occurrence of various events or the Debtors’ failure to satisfy certain milestones in the Chapter 11 Cases, including, but not limited to, if:

i.	on the Commencement Date, the Debtors have not filed the Plan and the Disclosure Statement;

ii.	an interim order and final order approving the DIP Facility has not been approved within five (5) business days and thirty-five (35) days after the Commencement Date, respectively;

iii.	the Disclosure Statement has not been approved within fifty-five (55) days after the Commencement Date;

iv.	the Plan has not been approved within fifty-five (55) days after the Commencement Date; or

v.	the Plan has not become effective within seventy (70) days after the Commencement Date.

The Requisite Noteholders can also terminate the Restructuring Support Agreement if the Debtors fail to comply with the operational covenants set forth therein.  For example, the Debtors have agreed not to take the following actions, among others, subject to the consent of the Requisite Noteholders:

i.	directly or indirectly seek or solicit any discussions relating to, or enter into any agreements relating to an alternative transaction (subject to the exercise of the Debtors’ fiduciary duties);

ii.	move to assume or reject a material contract other than in accordance with the Plan;

iii.	enter into or amend any executive employment agreements or any management compensation or incentive plans except as provided in the Plan;

iv.	acquire any other business; and

v.	incur additional indebtedness for borrowed money in excess of $100,000, except for indebtedness arising in the ordinary course and as permitted by the DIP Facility.

The Restructuring Support Agreement and the obligations of all parties thereto may also be terminated by mutual agreement among the Debtors and the Requisite Noteholders.

In addition to the support of the Consenting Second Lien Noteholders, Palladium Equity Partners, LLC as equity sponsor, also supports the restructuring embodied in the Plan and has executed the Restructuring Support Agreement as the Consenting AGHC Interest Holders.

The Debtors believe that the deleveraging transaction contemplated by the Restructuring Support Agreement and the Plan is the best approach for relieving American Gilsonite from the constraints that currently restrict profitability.  The proposed transaction will allow American Gilsonite to focus on stabilizing the business and reaching profitability rather than on managing burdensome debt and debt service payments.  Most importantly, American Gilsonite will have the capital needed to invest in its business, effectively compete in the oil services market, and preserve jobs.  Below is a chart illustrating how the transaction contemplated will lower the Company’s debt load:

Prepetition	During Chapter 11 Cases	After Effective Date
	DIP Facility - $30M Term Loan	$30M Exit Facility (Secured)[4]
$20M Drawn Under Prepetition Credit Agreement with KeyBank	Paid in cash in full upon interim approval of DIP Facility
$270M Second Lien Notes	$270M Second Lien Notes	• 98% of new equity in Reorganized AGC • $100M of Subordinated Notes
Total Debt = $290M (All Secured)	Total Debt = $300M (All Secured)	Total Debt = $130M $30M Secured $100M Unsecured
General Unsecured Claims	Paid in full in the ordinary course	Unimpaired
AGHC Interests		2% of new equity of Reorganized AGC

IV.
ANTICIPATED EVENTS DURING CHAPTER 11 CASES

The Debtors agreed to file voluntary petitions for relief under chapter 11 of the Bankruptcy Code on or before October 24, 2016 (the “Commencement Date”) and file the Plan and this Disclosure Statement on the Commencement Date.  The filing of the petitions will commence the Chapter 11 Cases, at which time the Debtors will be afforded the benefits, and become subject to the limitations, of the Bankruptcy Code.

A.	Commencement of Chapter 11 Cases and First-Day Motions

The Debtors intend to continue to operate their business in the ordinary course during the pendency of the Chapter 11 Cases as they had prior to the Commencement Date.  To facilitate the prompt and efficient implementation of the Plan through the Chapter 11 Cases, the Debtors intend to seek to have the Chapter 11 Cases assigned to the same bankruptcy judge and administered jointly.  The Debtors also intend to file various motions seeking relief from the Bankruptcy Court which, if granted, will ensure a seamless transition between the Debtors’ prepetition and postpetition business operations, facilitate a smooth reorganization through the Chapter 11 Cases, and minimize any disruptions to the Debtors’ operations.

4 The Exit Facility includes a senior secured debt basket of $20 million.

The following is a brief overview of the relief the Debtors intend to seek on the Commencement Date to maintain their operations in the ordinary course.

1.	Cash Management System

In the ordinary course of business, the Company utilizes an integrated, centralized cash management system to collect, transfer, and disburse funds generated by its operations (the “Cash Management System”).  The Cash Management System is comprised of seven (7) bank accounts at various financial institutions (the “Banks”) to accommodate different business divisions and to collect, organize and track various forms of customer receipts (collectively, the “Bank Accounts”).  The Cash Management System is tailored to meet the Company’s operating needs.  The Cash Management System enables the Company to efficiently collect and disburse cash generated by their business, pay their financial obligations, centrally control and monitor corporate funds and available cash, comply with the requirements of their financing agreements, reduce administrative expenses, and efficiently obtain accurate account balances and other financial data.  It is critical that the Cash Management System remain intact to ensure seamless continuation of transactions and uninterrupted collection of revenues.  On the Commencement Date, the Debtors intend to seek authority from the Bankruptcy Court to continue the use of their existing cash management system, bank accounts, and related business forms, to avoid a disruption in the Company’s operations and to facilitate the efficient administration of the Chapter 11 Cases.  The Debtors also intend to seek an extension of the time to comply with section 345(b) of the Bankruptcy Code, which requires that the Banks provide the Debtors with a bond to secure the safety of the Debtors’ cash and cash equivalents that the Banks hold, unless the court for cause orders otherwise.

2.	DIP Financing

To address their working capital needs and fund their reorganization efforts, on or immediately after the Commencement Date, the Debtors intend to seek Bankruptcy Court approval of an agreement with certain of the Second Lien Noteholders (the “DIP Lenders”) to receive a senior secured super-priority priming DIP Facility in an aggregate principal amount of up to $30 million, with approximately $22.5 million available to the Debtors on an interim basis.5  The interim amounts provided under the DIP Facility will be used to satisfy all outstanding obligations under the Debtors Prepetition Credit Agreement with KeyBank, and $7.5 million will be made available to the Debtors upon entry of a final order of the Bankruptcy Court approving the DIP Facility.  The agreement will also establish the terms under which the Debtors may use Cash Collateral (as defined in the Bankruptcy Code).  The DIP Facility will have an interest rate of LIBOR plus 9% per annum (subject to a LIBOR floor of 1% per annum), with an original issue discount of 4%.  All eligible Second Lien Noteholders will be offered the opportunity to participate as DIP Lenders, in accordance with syndication procedures to be agreed upon with the Consenting Second Lien Noteholders.  In exchange for agreeing to backstop the DIP Facility, the Consenting Second Lien Noteholders will receive a fee of 3.5% of the principal amount borrowed under the DIP Facility ($1.05 million).  The DIP Facility will contain representations, warranties, covenants, conditions, and events of default that are customary for debtor in possession credit facilities.

The Debtors’ obligations under the DIP Facility will be secured by a first priority perfected senior priming lien on all pre- and postpetition assets of the Debtors and the Debtors’ estates.  The DIP Facility will be entitled to super-priority administrative expense status.

Upon emergence from bankruptcy, all principal borrowings under the DIP Facility will be converted into the Exit Facility6 leaving an estimated $9.3 million of cash and cash equivalents on the Company’s

5 A summary of the material terms of the DIP Facility are set forth in the term sheet attached as Exhibit C.

6 A summary of the material terms of the Exit Facility are set forth in the term sheet attached as Exhibit F.

balance sheet that will allow it to maintain its operations and satisfy its obligations in the ordinary course of business.

3.	Taxes

Pursuant to the Plan, the Debtors intend to pay all taxes and regulatory obligations in full.  To minimize any disruption to the Debtors’ operations and ensure the efficient administration of the Chapter 11 Cases, on the Commencement Date, the Debtors intend to seek authority from the Bankruptcy Court to pay all taxes, fees, and similar charges and assessments, whether arising pre- or postpetition, to the appropriate taxing, regulatory, or other governmental authority in the ordinary course of the Debtors’ business.  This includes certain royalties that the Debtors must pay to the federal government in connection with its extraction of Gilsonite from the ground.

4.	Insurance and Surety Bond and Collateral Program

In connection with the operation of the Company’s business, the Company maintains various insurance policies related to, among other things, directors’ and officers’ liability, workers’ compensation, property, crime, automobile, personal injury, theft, business interruption, excess policies, and various other general liability- and property-related programs.  The maintenance of certain insurance coverage is essential to the Debtors’ operations and is required by laws, various regulations, financing agreements, and contracts.  The Debtors believe that the satisfaction of their insurance obligations, whether arising pre- or postpetition, is necessary to maintain the Debtors’ relationships with their insurance providers and ensure the continued availability and commercially reasonable pricing of such insurance coverage.  In addition, the Debtors are also required, pursuant to applicable law and contracts, to provide security, in the form of a surety bond or other collateral to various third parties, including municipalities, state and federal government units or public agencies, and contractual counterparties, relating to, among other things, reclamation costs and royalty obligations.  The Debtors are obligated to post approximately $2.6 million in surety bonds and other forms of collateral for the benefit of various third parties.  A failure to continue providing such security as required by applicable law or contract may hinder the Debtors’ ability to continue operating in the ordinary course. Accordingly, on the Commencement Date, the Debtors intend to seek authority from the Bankruptcy Court to continue to honor their insurance obligations and any obligations relating to the posting of surety bonds or other collateral in the ordinary course.

5.	Employee Wages and Benefits

The majority of the Company’s workforce relies on the Company’s compensation, benefits and reimbursement of expenses to satisfy daily living expenses.  The workforce would be exposed to significant financial difficulties if the Debtors are not permitted to honor obligations for unpaid compensation, benefits, and reimbursable expenses in the ordinary course.  Moreover, if the Debtors are unable to satisfy such obligations, morale and loyalty will be jeopardized at a time when support is critical.  In the absence of such payments, the workforce may seek alternative employment opportunities, including with the Debtors’ competitors, hindering the Debtors’ ability to meet their customer obligations and likely diminishing customer confidence.  Loss of valuable employees would distract from the Debtors’ focus on their operations and administering the Chapter 11 Cases.  To minimize the uncertainty and potential distractions associated with the Chapter 11 Cases and the potential disruption of the Debtors’ operations resulting therefrom, on the Commencement Date, the Debtors intend to seek authority from the Bankruptcy Court to continue to honor their obligations to their workforce in the ordinary course of business, including (i) the payment of pre- and postpetition wages, salaries, and reimbursable employee expenses, (ii) the payment of pre- and postpetition accrued and unpaid employee benefits, and (iii) the continuation of the Debtors’ benefit programs and policies.

American Gilsonite is heavily dependent on the unique skills and experience of its employees.  Accordingly, to incentivize certain key employees and focus their efforts on the Company’s exploration and pursuit of a deleveraging transaction, the Company developed and adopted an employee bonus program (the “Employee Bonus Plan”) with input from its advisors for sixteen (16) critical employees (the “Key Employees”), including the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.  The Company was particularly concerned about employee morale and motivation because the Company had deferred payment of its normal annual 2015 bonuses, which typically would have been paid in March 2016.  The Employee Bonus Plan was approved by the Company’s board, and implemented in August 2016. In the aggregate, the bonus payments to Key Employees under the Employee Bonus Plan do not exceed $1.36 million (excluding payroll taxes, 401(k) matching, etc.), with only fifty (50%) of that amount remaining outstanding. Under the Employee Bonus Plan, each key employee (a “Key Employee”) is entitled to a cash bonus payable in two installments, subject to the terms and conditions of each Key Employee’s bonus letter under the Employee Bonus Plan. Fifty percent (50%) of the bonus amount was already paid to the Key Employees on August 30, 2016 and the remaining fifty percent (50%) is to be paid on a date that is sixty (60) days after the date a change in control transaction is consummated (which includes the Effective Date under the Plan), subject to the terms and conditions of each Key Employee’s bonus letter under the Employee Bonus Plan.

The Debtors do not intend to make any payments under the Employee Bonus Plan during the pendency of the Chapter 11 Cases.  Accordingly, the Debtors do not intend to seek any relief from the Bankruptcy Court with respect to the Employee Bonus Plan, but it will be assumed as part of the Plan and honored by the Reorganized Debtors after the conclusion of the Chapter 11 Cases in accordance with the description above.

6.	Trade Payables

In the ordinary course of business, the Company relies upon a variety of Trade Creditors to conduct operations.  Certain Trade Creditors may seek to terminate or alter trade terms with the Debtors if the Debtors fail to honor their obligations as they become due.  Moreover, in the event the Debtors default on their trade obligations, certain Trade Creditors have special statutory rights, have the right to assert liens against the Debtors, may refuse to ship goods that the Debtors have already ordered, or may take other actions harmful to the Debtors’ operations.  To avoid the detrimental effects of potential actions taken by the Debtors’ Trade Creditors, and to minimize any disruption to the Debtors’ operations on the Commencement Date, the Debtors intend to seek authority from the Bankruptcy Court to satisfy all Trade Claims in full in the ordinary course, provided that the Trade Creditors continue to provide the Debtors with ordinary course trade terms prior to any unilateral contraction.  This unimpaired treatment is consistent with the treatment of all General Unsecured Claims under the Plan.

7.	Utilities

In the ordinary course of business, the Company incurs certain expenses related to essential utility services, such as electricity, gas, water, and telecommunications.  Accordingly, on the Commencement Date, the Debtors intend to seek (i) authority from the Bankruptcy Court to continue payments to such utility providers in the ordinary course, and (ii) approval of procedures to provide such utility providers with adequate assurance that the Debtors will continue to honor their obligations in the ordinary course.

B.	Procedural Motions and Retention of Professionals

The Debtors intend to file several other motions that are common to chapter 11 proceedings of similar size and complexity as the Chapter 11 Cases, including applications to retain various professionals to assist the Debtors in the Chapter 11 Cases.

C.	Solicitation Procedures

Contemporaneously with the filing of the Petitions, the Debtors will seek an order of the Bankruptcy Court scheduling the Confirmation Hearing to consider (i) the adequacy of the Disclosure Statement and the Solicitation in connection therewith and (ii) confirmation of the Plan.  The Debtors anticipate that notice of these hearings will be published and mailed to all known holders of Claims and Interests at least 28 days before the date by which objections must be filed with the Bankruptcy Court.

D.	Timetable for Chapter 11 Cases

In accordance with the Restructuring Support Agreement, the Debtors are obligated to proceed with the implementation of the Plan through the Chapter 11 Cases.  Among the milestones contained in the Restructuring Support Agreement are the following:

Milestone	Deadline
Commence Chapter 11 Cases	October 24, 2016
File Solicitation Procedures Motion	Commencement Date
Obtain Entry of Interim DIP Order	Five (5) business days after Commencement Date
Obtain Entry of Order Approving Solicitation Motion	Seven (7) calendar days after Commencement Date
Complete Solicitation	Thirty (30) calendar days after commencement of Solicitation
Obtain Entry of Final DIP Order	Thirty-five (35) calendar days after Commencement Date
Obtain Approval of Disclosure Statement and Confirmation of Plan	Fifty-five (55) calendar days after the Commencement Date
Occurrence of Effective Date	Seventy (70) calendar days after the Commencement Date

Achieving the various milestones under the Restructuring Support Agreement is crucial to reorganizing the Debtors successfully.

V.
PENDING LITIGATION

On November 10, 2015, AGC was named as a defendant in Chemject International, Inc. d/b/a Chemjet, Inc. and La Tigra, LLC v. American Gilsonite Company, filed in the United States District Court for the Southern District of Texas, Houston Division, Civ. No. 15-CV-3385 (the “Chemjet Action”).  Plaintiffs in the Chemjet Action asserted federal antitrust and tortious interference with contract claims against AGC.  AGC has executed a settlement with the plaintiffs in the Chemjet Action and the dispute is now resolved, subject to certain payments to be made which have been escrowed by AGC.  All payments from the escrow are anticipated to be made prior to the Commencement Date.

On September 29, 2016, the Utah Department of Transportation ("UDOT") asserted a claim against the Company arising out of the Company’s prior mining activities in Uintah County, Utah, which, according to UDOT, has caused subsidence of an area of State Road 45.  UDOT has asserted damages of almost $3 million.  The Company intends to dispute the claim on its merits.  There may be insurance available to satisfy any judgment against the Company.

The Company is addressing a de minimis request from the Environmental Protection Agency (“EPA”) relating to potential water discharge violations. A remedy has been agreed upon with the EPA and will be executed soon.

VI.
SUMMARY OF PLAN

This section of the Disclosure Statement summarizes the Plan, a copy of which is annexed hereto as Exhibit B.

A.	Administrative Expense and Priority Claims

1.	Treatment of Administrative Expense Claims

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to less favorable treatment, each holder of an Allowed Administrative Expense Claim (other than a Fee Claim or a DIP Claim) shall receive, in full and final satisfaction of such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided, however, Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtors, as Debtors in Possession, shall be paid by the Debtors or the Reorganized Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions.

2.	Treatment of Fee Claims

All Entities seeking an award by the Bankruptcy Court of Fee Claims shall file and serve on counsel to the Reorganized Debtors, the U.S. Trustee, counsel to the Initial Consenting Noteholders, and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, or other order of the Court, on or before the date that is forty-five (45) days after the Effective Date, their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred from the Commencement Date through the Effective Date.  Objections to any Fee Claims must be filed and served on counsel to the Reorganized Debtors, counsel to the Initial Consenting Noteholders, and the requesting party no later than twenty-one (21) calendar days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

Allowed Fee Claims shall be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court (i) upon the later of (A) the Effective Date and (B) the date upon which a Final Order relating to any such Allowed Fee Claim is entered, in each case, as soon as reasonably practicable, or (ii) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Fee Claim and the Debtors or the Reorganized Debtors, as applicable.

The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval.  On or about the Effective Date, holders of Fee Claims shall provide a reasonable estimate of such Fee Claims to the Debtors or the Reorganized Debtors and the Debtors or Reorganized Debtors shall separately reserve for such estimated amounts for the benefit of the holders of the Fee Claims until the fee applications related thereto are resolved by Final Order or agreement of the parties.

3.	Treatment of Fees and Expenses of Second Lien Trustee

All fees and expenses of the Second Lien Notes Trustee shall be paid in full in Cash on the Effective Date to the extent provided for under the Second Lien Notes Indenture.  The Second Lien Notes Trustee shall retain all rights under the Second Lien Notes Indenture to exercise its charging lien against the distributions to the holders of Second Lien Notes Claims.

4.	Treatment of Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and final satisfaction of such Allowed Priority Tax Claim, at the sole option of the Debtors or the Reorganized Debtors, as applicable (a) Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of (i) the Effective Date, to the extent such Claim is an Allowed Priority Tax Claim on the Effective Date, (ii) the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, and (iii) the date such Allowed Priority Tax Claim is due and payable in the ordinary course as such obligation becomes due, or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at the applicable rate under section 511 of the Bankruptcy Code, over a period not exceeding five (5) years from and after the Commencement Date, provided, that the Debtors reserve the right to prepay all or a portion of any such amounts at any time under this option.

5.	DIP Claims

On the Effective Date, subject to the satisfaction or waiver of all conditions precedent to effectiveness in the Plan and in the Exit Facility Documents, (i) the DIP Lenders will surrender all claims for payment of principal of the DIP Facility as of the Effective Date in exchange for the Exit Facility in an aggregate principal amount equal to the aggregate principal amount of the DIP Facility as of the Effective Date, in full and final satisfaction of the principal portion of the DIP Loan Claims, (ii) the balance of the DIP Loan Claims, including accrued but unpaid interest and any other amounts due under the DIP Loan Agreement, will be satisfied in Cash on the Effective Date, and (iii) in consideration for the DIP Lenders’ agreement to exchange of the principal portion of the DIP Facility for the Exit Facility, as set forth above, the DIP Lenders will receive, on the Effective Date, payment of the Exit Facility Commitment Fee.  Any DIP Lender may designate that some or all of the Exit Facility to which such DIP Lender is entitled should be issued in the name of, and delivered to, one or more of its Affiliates.

Unless otherwise provided in the Exit Facility Documents, upon satisfaction of the Allowed DIP Claims, all Liens and security interests granted to secure the DIP Facility shall be deemed cancelled and shall be of no further force and effect and the Allowed DIP Claims shall be deemed to be fully satisfied, settled, released, and compromised.

6.	Restructuring Expenses

On the Effective Date, the Reorganized Debtors shall pay in full in Cash any outstanding Restructuring Expenses in accordance with the terms of any applicable engagement letters or other contractual arrangements without the requirement for the filing of retention applications, fee applications, or any other applications in the Chapter 11 Cases, and without any requirement for further notice or Bankruptcy Court review or approval.

B.	Classification of Claims and Interests

1.	Classification in General

A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided, that a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.

2.	Formation of Debtor Groups for Convenience Only

The Plan groups the Debtors together solely for the purpose of describing treatment under the Plan, confirmation of the Plan, and making distributions in accordance with the Plan in respect of Claims against and Interests in the Debtors under the Plan.  Such groupings shall not affect any Debtor’s status as a separate legal Entity, change the organizational structure of the Debtors’ business enterprise, constitute a change of control of any Debtor for any purpose, cause a merger or consolidation of any legal Entities, or cause the transfer of any assets; and, except as otherwise provided by or permitted under the Plan, all Debtors shall continue to exist as separate legal Entities after the Effective Date.

3.	Summary of Classification

The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan.  In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, including DIP Claims, and Priority Tax Claims have not been classified.  The classification of Claims and Interests set forth herein shall apply separately to each of the Debtors.  All of the potential Classes for the Debtors are set forth herein.  Certain of the Debtors may not have holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 3.5 of the Plan.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Deemed to accept)
2	Other Secured Claims	Unimpaired	No (Deemed to accept)
3	Second Lien Notes Claims	Impaired	Yes
4	General Unsecured Claims	Unimpaired	No (Deemed to accept)
5	Intercompany Claims	Unimpaired	No (Deemed to accept)
6	AGHC Interests	Impaired	Yes
7	AGC Interests	Impaired	No (Deemed to reject)
8	Other Debtor Interests	Unimpaired	No (Deemed to accept)

4.	Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the rights of the Debtors or the Reorganized Debtors, as applicable, in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

5.	Elimination of Vacant Classes

Any Class of Claims against or Interests in a Debtor that, as of the commencement of the Confirmation Hearing, does not have at least one holder of a Claim or Interest that is Allowed in an amount greater than zero for voting purposes shall be considered vacant, deemed eliminated from the Plan of such Debtor for purposes of voting to accept or reject such Debtor’s Plan, and disregarded for purposes of determining whether such Debtor’s Plan satisfies section 1129(a)(8) of the Bankruptcy Code with respect to that Class.

C.	Treatment of Claims and Interests

1.	Class 1: Priority Non-Tax Claims

Class 1 is Unimpaired, and the holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to Priority Non-Tax Claims.

Except to the extent that a holder of an Allowed Priority Non-Tax Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtors or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code.

2.	Class 2: Other Secured Claims

Class 2 is Unimpaired, and the holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other

Secured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Secured Claims.

Except to the extent that a holder of an Allowed Other Secured Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Other Secured Claim, at the option of the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Other Secured Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Other Secured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that to the extent any obligations remain outstanding under the Prepetition Credit Agreement, the Debtors shall pay such obligations in full in Cash on the Effective Date.

3.	Class 3: Second Lien Notes Claims

Class 3 is Impaired, and the holders of Second Lien Notes Claims in Class 3 are entitled to vote to accept or reject the Plan.

The Second Lien Notes Claims are Allowed pursuant to section 506(a) of the Bankruptcy Code against each of the Debtors in the aggregate principal amount of Two Hundred and Seventy Million Dollars ($270,000,000) plus accrued but unpaid interest (including default interest), plus any other premiums, fees, costs, or other amounts due under the Second Lien Notes Indenture.  Second Lien Notes Lenders and the Second Lien Notes Trustee shall not be required to file proofs of Claim on account of their Second Lien Notes Claims.

In full and final satisfaction of each Allowed Second Lien Notes Claim, on the Effective Date, or as soon as reasonably practicable thereafter, each holder of an Allowed Second Lien Notes Claim will be entitled to receive its Pro Rata share of (i) ninety-eight percent (98%) of the New Common Stock issued and outstanding on the Effective Date and (ii) the Subordinated Notes.7  Any holder of Second Lien Notes may designate that some or all of the New Common Stock and/or Subordinated Notes to which such holder of Second Lien Notes is entitled should be issued in the name of, and delivered to, one or more of its affiliates or designees, subject to the Debtors and the Requisite Noteholders mutually agreeing on procedures to implement such issuance.

4.	General Unsecured Claims

Class 4 is Unimpaired, and the holders of General Unsecured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of General Unsecured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such General Unsecured Claims.

Except to the extent that a holder of an Allowed General Unsecured Claim against any of the Debtors agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtors or the Reorganized Debtors, as applicable, on and after the Effective Date, (i) the Reorganized Debtors shall continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business or (ii) such holder shall receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy

7 A summary of the material terms of the Subordinated Notes are set forth in the term sheet attached as Exhibit G.

Code, in each case, subject to all defenses or disputes the Debtors and Reorganized Debtors may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan.

5.	Class 5: Intercompany Claims

Class 5 is Unimpaired, and the holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Intercompany Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Intercompany Claims.

On the Effective Date, or as soon as practicable thereafter, all Intercompany Claims shall be adjusted, Reinstated, or discharged to the extent determined to be appropriate by the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable.

6.	Class 6: AGHC Interests

Class 6 is Impaired, and the holders of AGHC Interests are entitled to vote to accept or reject the Plan.

Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, AGHC shall be merged into AGC pursuant to Section 5.2(a) of the Plan, and all AGHC Interests shall be exchanged pursuant to the Merger for common stock in AGC.  On the Effective Date, the common stock in AGC so received by holders of AGHC Interests pursuant to the Merger shall be exchanged for two percent (2%) of the New Common Stock, which shall be distributed to each holder of AGHC Interests on a Pro Rata basis, subject to Section 6.15 of the Plan.

7.	Class 7: AGC Interests

Class 7 is Impaired, and the holders of AGC Interests are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, holders of AGC Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such AGC Interests.

Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all AGC Interests shall be transferred to AGC pursuant to the Merger and thereafter shall be cancelled.

8.	Class 8: Other Debtor Interests

Class 8 is Unimpaired, and the holders of Other Debtor Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other Debtor Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Debtor Interests.

On the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all Other Debtor Interests shall be unaffected by the Plan and continue in place following the Effective Date, solely for the administrative convenience of maintaining the existing corporate structure of the Debtors.

D.	Means for Implementation

1.	Compromise and Settlement of Claims, Interests and Controversies

Pursuant to section 363 and 1123(b)(2) of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a creditor or an Interest holder may have with respect to any Allowed Claim or Interest or any distribution to be made on account of such Allowed Claim or Interest.  The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and holders of such Claims and Interests, and is fair, equitable, and reasonable.

2.	Continued Corporate Existence

(a)
Subject to entry of the Confirmation Order, prior the Effective Date, without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, AGHC shall merge with and into AGC (the “Merger”) under section 368(a)(1)(A) and (G) of the Internal Revenue Code of 1986 (the “Tax Code”), as amended, pursuant to which all outstanding AGHC Interests shall be exchanged for common stock in AGC, all AGC Interests shall be transferred to AGC and thereafter shall be cancelled, and all assets and liabilities of AGHC shall be deemed assets or liabilities of AGC.  The timing, form, and substance of the Merger shall be satisfactory to the Requisite Noteholders.  During the period from the Confirmation Date through and until the Effective Date, the Debtors may continue to operate their businesses as debtors in possession, subject to all applicable orders of the Bankruptcy Court, the Bankruptcy Code, and any limitations set forth in the Plan or in the Confirmation Order, the DIP Documents, and the Restructuring Support Agreement.

(b)
On or after the Effective Date, each Reorganized Debtor may take such action that may be necessary or appropriate as permitted by applicable law and such Reorganized Debtor’s organizational documents, as such Reorganized Debtor may determine is reasonable and appropriate to effect any transaction described in, approved by, or necessary or appropriate to effectuate the Plan, including, without limitation, causing: (i) a Reorganized Debtor to be merged into another Reorganized Debtor or an affiliate of a Reorganized Debtor; (ii) a Reorganized Debtor to be dissolved; (iii) the legal name of a Reorganized Debtor to be changed; or (iv) the closure of a Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.  The Debtors shall continue to exist after the Effective Date as Reorganized Debtors in accordance with the applicable laws of the respective jurisdictions in which they are incorporated or organized and pursuant to the Shareholders Agreement and the Amended Organizational Documents, except that, before the Effective Date, AGC shall be converted to a corporation organized under the laws of the State of Delaware or merged into a new corporation organized under the laws of the State of Delaware, in each case in accordance with applicable law.

3.	Exit Facility

(a)
On the Effective Date, in accordance with, and subject to, the terms and conditions of the Exit Facility Documents, the Debtors will enter into the Exit Facility without the need for any further corporate action and without further action by the holders of Claims or Interests.  The proceeds issued or deemed issued under the Exit Facility shall be used to (i) fund distributions under the Plan, (ii) pay the Allowed Fee Claims and the Restructuring Expenses in full in accordance with Article II of the Plan, (iii) fund other distributions, costs, and expenses contemplated by the Plan, and (iv) fund general working capital and for general corporate purposes of the Reorganized Debtors, in each case subject to the terms of the Exit Facility Documents.

(b)
On the Effective Date, the Exit Facility Documents shall be executed and delivered substantially on the terms and conditions set forth in the Exit Facility Term Sheet, with such modifications to which the Debtors (with the consent of the Requisite Noteholders) may agree.  All Liens and security interests granted pursuant to the Exit Facility Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under applicable non-bankruptcy law and (ii) not subject to avoidance, recharacterization, or subordination under any applicable law.  The Debtors, the Reorganized Debtors, and the Entities granted such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties.

(c)
The Debtors shall be authorized to execute, deliver, and enter into and perform under the Exit Facility Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

4.	Shareholders Agreement

(a)
On the Effective Date, Reorganized AGC and all of the holders of New Common Stock shall be deemed to be parties to the Shareholders Agreement, which shall be on terms consistent with the Shareholders Agreement Term Sheet, without the need for execution by any such holder.  The Shareholders Agreement shall be binding on Reorganized AGC and all parties receiving, and all holders of, New Common Stock; provided, that, regardless of whether such parties execute the Shareholders Agreement, such parties will be deemed to have signed the Shareholders Agreement, which shall be as binding on such parties as if they had actually signed it; provided, further, however, that the Reorganized Debtors may require, that each such holder be required to execute the Shareholders Agreement as a condition to receipt of such New Common Stock.

(b)	Any direct or beneficial recipient of the New Common Stock, including all parties to whom such recipients may sell their New Common Stock in the future and all Entities who purchase or acquire such equity in future transactions, shall be party to, or shall be deemed to be bound by, the Shareholders Agreement regardless of whether they are a signatory thereto; provided, however, that the Reorganized Debtors may require that each such holder be required to execute the Shareholders Agreement as a condition to receipt of such New Common Stock.

5.	Authorization and Issuance of New Common Stock

On the Effective Date, the Debtors or the Reorganized Debtors, as applicable, are authorized to issue or cause to be issued and shall issue the New Common Stock, in accordance with the terms of the Plan and the Shareholders Agreement without the need for any further corporate, limited liability company, or shareholder action.  All of the New Common Stock, issuable under the Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

Upon the Effective Date, (i) the New Common Stock shall not be registered under the Securities Act, and shall not be listed for public trading on any securities exchange and (ii) none of the Reorganized Debtors shall be a reporting company under the Exchange Act.  The distribution of New Common Stock pursuant to the Plan may be made by means of book-entry registration on the books of a transfer agent for shares of New Common Stock or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtors and the Requisite Noteholders in accordance with the customary practices of such agent, as and to the extent practicable.

6.	Section 1145 Exemption

(a)
The offer, issuance, and distribution of the New Common Stock and the Subordinated Notes hereunder to holders of the Second Lien Notes Claims or AGHC Interests, as applicable, under Sections 4.3 and 4.6, respectively, of the Plan shall be exempt, pursuant to section 1145 of the Bankruptcy Code, without further act or action by any Entity, from registration under (i) the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder and (ii) any state or local law requiring registration for the offer, issuance, or distribution of Securities.

(b)
The New Common Stock and the Subordinated Notes will be freely tradable by the recipients thereof, subject to (i) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act of 1933; (ii) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments; (iii) the restrictions, if any, on the transferability of the New Common Stock contained in the Shareholders Agreement; and (iv) applicable regulatory approval.

7.	Cancellation of Existing Securities and Agreements

Except for the purpose of evidencing a right to a distribution under the Plan and except as otherwise set forth in the Plan, including with respect to executory contracts or unexpired leases that shall be assumed by the Reorganized Debtors, on the Effective Date, all agreements, instruments, and other documents evidencing any Claim or Interest (other than Other Debtor Interests that are not modified by the Plan) and any rights of any holder in respect thereof shall be deemed cancelled, discharged, and of no force or effect and the obligations of the Debtors thereunder shall be deemed fully satisfied, released, and discharged.

Notwithstanding such cancellation and discharge, the Second Lien Notes Indenture and the DIP Loan Agreement shall continue in effect solely to (a) the extent necessary to allow the holders of Allowed Second Lien Notes Claims and Allowed DIP Claims to receive distributions under the Plan, (b) the extent necessary to allow the Debtors, Reorganized Debtors, Second Lien Notes Trustee, Disbursing Agent, and/or DIP Agent to make post-Effective Date distributions or take such other action pursuant to the Plan on account of the Allowed Second Lien Notes Claims and/or DIP Claims and to otherwise exercise their rights and discharge their obligations relating to the interests of the holders of such Claims, and (c) appear in the Chapter 11 Cases, provided, however, that nothing in Section 5.7 of the Plan shall affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan or result in any liability or expense to the Reorganized Debtors.  Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtors or their interests, as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in Section 5.7 of the Plan shall be deemed null and void and shall be of no force and effect, and the Debtors shall be entitled to continue to use, lease, or mine (in accordance with the remaining provisions of such document, instrument, lease, or other agreement) any land, facilities, improvements, or equipment with the proceeds of the Second Lien Notes and the DIP Loan Agreement.  Nothing contained in the Plan shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtors or any of their counterparties under any executory contract or lease to the extent such executory contract or lease has been assumed by the Debtors pursuant to a Final Order of the Bankruptcy Court or under the Plan.

8.	Officers and Boards of Directors

(a)
On the Effective Date, the initial directors of the New Board shall consist of five (5) directors, as selected in accordance with the Shareholders Agreement Term Sheet.  The identities of the members of each board of directors or managers of a Reorganized Debtor, as applicable, and, to the extent applicable, the officers of each Reorganized Debtor, shall be disclosed prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code.

(b)
Except as otherwise provided in the Plan Supplement, the officers of the respective Reorganized Debtors immediately before the Effective Date, as applicable, shall serve as the initial officers of each of the respective Reorganized Debtors on and after the Effective Date and in accordance with Section 5.11 of the Plan and applicable non-bankruptcy law.  After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents.

(c)
Except to the extent that a member of the board of directors or a manager, as applicable, of a Debtor continues to serve as a director or manager of such Debtor on and after the Effective Date, the members of the board of directors or managers of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such director or manager will be deemed to have resigned or shall otherwise cease to be a director or manager of the applicable Debtor on the Effective Date.  Commencing on the Effective Date, each of the directors and managers of each of the Reorganized Debtors shall be elected and serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.

9.	Effectuating Documents; Further Transactions

(a)
After the Confirmation Date, but prior to the Effective Date, the Reorganized Debtors (in consultation with the Requisite Noteholders) shall take such actions as may be or become necessary or appropriate to effect the Merger, subject to Section 5.2(a) of the Plan.

(b)
On or as soon as practicable after the Effective Date, the Reorganized Debtors shall take such actions as may be or become necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may determine, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree, (iii) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution and the Amended Organizational Documents pursuant to applicable state law, (iv) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, and (v) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law, subject, in each case, to the Amended Organizational Documents.

(c)
Each officer, member of the board of directors, or manager of the Debtors is (and each officer, member of the board of directors, or manager of the Reorganized Debtors shall be) authorized and directed to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, all of which shall be authorized and approved in all respects, in each case, without the need for any approvals, authorization, consents, or any further action required under applicable law, regulation, order, or rule (including, without limitation, any action by the stockholders or directors or managers of the Debtors or the Reorganized Debtors) except for those expressly required pursuant to the Plan.

(d)
All matters provided for herein involving the corporate structure of the Debtors or Reorganized Debtors, including the mergers and conversion described in Section 5.2 of the Plan, to the extent applicable, or any corporate, limited liability company, or related action required by the Debtor or Reorganized Debtor in connection herewith shall be deemed to have occurred and shall be in effect, without any requirement of further action by the stockholders, members, or directors or managers of the Debtors or Reorganized Debtors, and with like effect as though such action had been taken unanimously by the stockholders, members, directors, managers, or officers, as applicable, of the Debtors or Reorganized Debtors.

10.	Cancellation of Liens

Except as otherwise specifically provided in the Plan, upon the Effective Date, any Lien securing a Secured Claim (including any Second Lien Notes Claim) shall be deemed released, and the holder of such Secured Claim (or any agent for such holder) shall be authorized and directed to release any collateral or other property of the Debtors (including any Cash collateral) held by such holder and to take such actions as may be requested by the Debtors, Reorganized Debtors, or Exit Facility Agent to cancel, extinguish, and release such Liens, if they have been or will be satisfied or discharged in full pursuant to the Plan.

Upon the payment or other satisfaction of an Allowed Other Secured Claim, the holder of such Allowed Other Secured Claim shall deliver to the Debtors or Reorganized Debtors (as applicable) any Collateral or other property of the Debtors held by such holder, and any termination statements, instruments of satisfactions, or releases of all security interests with respect to its Allowed Other Secured Claim that may be required in order to terminate any related financing statements, mortgages, mechanic’s liens, or lis pendens.

11.	Employee Matters

(a)
Except as provided in Section 5.11(d) of the Plan, on the Effective Date, the Reorganized Debtors shall be deemed to have assumed the Employee Bonus Plan and all letter agreements entered into in connection with the Employee Bonus Plan as listed on Schedule 1 to the Plan, and each other existing employment, services, separation, or related agreements or arrangements with employees or individual independent contractors of the Debtors listed on Schedule 2 to the Plan (collectively, the “Employment Arrangements”).

(b)
All Benefit Plans existing as of the Commencement Date shall be deemed assumed as of the Effective Date.  None of the Benefit Plans provide for retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code) or is a defined benefit pension plan or multi-employer pension plan.  Other than with respect to the Employee Bonus Plan, the consummation of the Plan shall not be treated as a change in control or change of control or other similar transaction under any Benefits Plan or Employment Arrangement.

(c)	Within sixty (60) days following the Effective Date, the Management Incentive Plan shall be adopted by the New Board.

(d)
Any Interests granted to a current or former employee, officer, director or contractor under an Employment Arrangement or otherwise, shall be deemed cancelled on the Effective Date.  For the avoidance of doubt, if a Benefit Plan or an Employee Arrangement is assumed and the Benefit Plan or Employment Arrangement provides in part for an award or potential award of Interests in the Debtors, such Benefit Plan or Employment Arrangement shall be assumed in all respects other than the provisions of such agreement relating to Interest awards.

12.	Nonconsensual Confirmation

The Debtors intend to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code as to any Classes that reject or are deemed to reject the Plan.

13.	Closing of Chapter 11 Cases

After an Estate has been fully administered, the Reorganized Debtors shall seek authority from the Bankruptcy Court to close the applicable Chapter 11 Case in accordance with the Bankruptcy Code and Bankruptcy Rules.

14.	Notice of Effective Date

On the Effective Date, the Debtors shall file a notice of the occurrence of the Effective Date with the Bankruptcy Court.

15.	Separability

Notwithstanding the combination of separate plans of reorganization for the Debtors set forth in the Plan for purposes of economy and efficiency, the Plan constitutes a separate chapter 11 plan for each Debtor.  Accordingly, if the Bankruptcy Court does not confirm the Plan with respect to one or more Debtors, it may still confirm the Plan with respect to any other Debtor that satisfies the confirmation requirements of section 1129 of the Bankruptcy Code with the consent of the Requisite Noteholders.

E.	Distributions

1.	Distributions Generally

One or more Disbursing Agents shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan.

2.	Distribution Record Date

As of the close of business on the Effective Date, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors or their respective agents, shall be deemed closed, and there shall be no further changes in the record holders of any of the Claims or Interests.  The Debtors or the Reorganized Debtors shall have no obligation to recognize any transfer of the Claims or Interests occurring on or after the Effective Date.  In addition, with respect to payment of any Cure amounts or disputes over any Cure amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable executory contract or unexpired lease as of the Effective Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount.

3.	Date of Distributions

Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including, without limitation, the treatment provisions of Article IV of the Plan, or as soon as practicable thereafter; provided that the Reorganized Debtors may implement periodic distribution dates to the extent they determine them to be appropriate.

4.	Disbursing Agent

All distributions under the Plan shall be made by Reorganized AGC (or such other Entity designated by Reorganized AGC), as Disbursing Agent, on or after the Effective Date or as otherwise provided in the Plan.  Distributions on account of the Second Lien Notes Claims shall be made to or at the direction of the Second Lien Notes Trustee; provided, however, that the Second Lien Notes Trustee shall not be responsible for effecting the distribution of any securities issued to holders of Second Lien Notes Claims unless designated as a Disbursing Agent. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties, and all reasonable and documented fees and expenses incurred by such Disbursing Agents directly related to distributions under the Plan shall be reimbursed by the Reorganized Debtors.  The Reorganized Debtors shall use all commercially reasonable efforts to provide the Disbursing Agent (if other than the Reorganized Debtors) with the amounts of Claims and the identities and addresses of holders of Claims, in each case, as set forth in the Debtors’ or Reorganized Debtors’ books and records.  The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Section 6.20 of the Plan.

5.	Surrender of Instruments

If the record holder of the Second Lien Notes is the DTC or its nominee or another securities depository or custodian thereof, and such Second Lien Notes are represented by a global note held by or on behalf of the DTC or such other securities depository or custodian, then each such holder of the Second Lien Notes shall be deemed to have surrendered its notes or other evidence of indebtedness upon surrender of such global note by DTC or such other securities depository or custodian thereof.

6.	Rights and Powers of Disbursing Agent

(a)
From and after the Effective Date, the Disbursing Agent, solely in its capacity as Disbursing Agent, shall be exculpated by all Entities, including, without limitation, holders of Claims against and Interests in the Debtors and other parties in interest, from any and all Claims, Causes of Action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.  No holder of a Claim or Interest or other party in interest shall have or pursue any claim or Cause of Action against the Disbursing Agent, solely in its capacity as Disbursing Agent, for making payments in accordance with the Plan or for implementing provisions of the Plan, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.

(b)
A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

7.	Expenses of Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court, any reasonable and documented fees and expenses incurred by the Disbursing Agent acting in such capacity (including reasonable documented attorneys’ fees and expenses) on or after the Effective Date shall be paid in Cash by the Reorganized Debtors in the ordinary course of business.

8.	No Postpetition Interest on Claims

Except to the extent that payments to Allowed General Unsecured Claims are not timely made pursuant to Section 4.4 of the Plan or as otherwise provided in the Plan, the Confirmation Order, or another order of the Bankruptcy Court or required by the Bankruptcy Code, interest shall not accrue or be paid on any Claims on or after the Commencement Date, provided, however, if interest is payable pursuant to the preceding sentence, interest shall accrue at the federal judgment rate pursuant to 28 U.S.C. § 1961 on a non-compounded basis from the date the obligation underlying the Claim becomes due and is not timely paid through the date of payment.  For the avoidance of doubt, DIP Claims shall accrue and be paid interest in accordance with the terms set forth in the agreements governing the DIP Claims.

9.	Delivery of Distributions

Subject to Bankruptcy Rule 9010, all distributions to any holder of an Allowed Claim shall be made to a Disbursing Agent, who shall transmit such distribution to the applicable holders of Allowed Claims.  In the event that any distribution to any holder is returned as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified in writing of such holder’s then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest.  Nothing in the Plan shall require the Disbursing Agent to attempt to locate holders of undeliverable distributions and, if located, assist such holders in complying with Section 6.20 of the Plan.

10.	Distributions after Effective Date

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

11.	Unclaimed Property

Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends, or other accruals of any kind.  Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one hundred and eighty (180) days from the date of distribution.  After such date all unclaimed property or interest in property shall revert to the Reorganized Debtors, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

12.	Time Bar to Cash Payments

Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof.  Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtors, and any

Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.  Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.

13.	Manner of Payment under Plan

Except as otherwise specifically provided in the Plan, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made under the Plan may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.

14.	Satisfaction of Claims

Except as otherwise specifically provided in the Plan, any distributions and deliveries to be made on account of Allowed Claims under the Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

15.	Fractional Stock

If any distributions of New Common Stock pursuant to the Plan would result in the issuance of a fractional share of New Common Stock, then the number of shares of New Common Stock to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down).  The total number of shares of New Common Stock to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in Section 6.15 of the Plan.  No consideration shall be provided in lieu of fractional shares that are rounded down.  Neither the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New Common Stock.

16.	Minimum Cash Distributions

The Disbursing Agent shall not be required to make any distribution of Cash less than One Hundred Dollars ($100) to any holder of an Allowed Claim; provided, however, that if any distribution is not made pursuant to Section 6.16 of the Plan, such distribution shall be added to any subsequent distribution to be made on behalf of the holder’s Allowed Claim.

17.	Setoffs and Recoupments

The Debtors and the Reorganized Debtors, as applicable, or such entity’s designee (including, without limitation, the Disbursing Agent) may, but shall not be required to, set off or recoup against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided, however, that neither the failure to do so nor the allowance of any Claim under the Plan shall constitute a waiver or release by a Debtor or Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.

18.	Allocation of Distributions between Principal and Interest

Except as otherwise required by law (as reasonably determined by the Reorganized Debtors), distributions with respect to an Allowed Second Lien Notes Claim shall be allocated first to the principal portion of such Allowed Claim (as determined for United States federal income tax purposes) and, thereafter, to the remaining portion of such Allowed Claim, if any.

19.	No Distribution in Excess of Amount of Allowed Claim

Notwithstanding anything in the Plan to the contrary, no holder of an Allowed Claim shall receive, on account of such Allowed Claim, distributions in excess of the Allowed amount of such Claim.

20.	Withholding and Reporting Requirements

(a)
Withholding Rights.  In connection with the Plan, any party issuing any instrument or making any distribution described in the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions pursuant to the Plan and all related agreements shall be subject to any such withholding or reporting requirements.  In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and either (i) sell such withheld property to generate Cash necessary to pay over the withholding tax (or reimburse the distributing party for any advance payment of the withholding tax), or (ii) pay the withholding tax using its own funds and retain such withheld property.  Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan.  Notwithstanding the foregoing, each holder of an Allowed Claim or any other Entity that receives a distribution pursuant to the Plan shall have responsibility for any taxes imposed by any governmental unit, including, without limitation, income, withholding, and other taxes, on account of such distribution.  Any party issuing any instrument or making any distribution pursuant to the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

(b)
Forms.  Any party entitled to receive any property as an issuance or distribution under the Plan shall, upon request, deliver to the Disbursing Agent or such other Entity designated by the Reorganized Debtors (which Entity shall subsequently deliver to the Disbursing Agent any applicable IRS Form W-8 or Form W-9 received) an appropriate Form W-9 or (if the payee is a foreign Entity) Form W-8.  If such request is made by the Reorganized Debtors, the Disbursing Agent, or such other Entity designated by the Reorganized Debtors or Disbursing Agent and the holder fails to comply before the date that is one hundred and eighty (180) days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.

21.	Hart-Scott-Rodino Antitrust Improvements Act

Any New Common Stock to be distributed under the Plan to an Entity required to file a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable, shall not be distributed until the notification and waiting periods applicable under such Act to such Entity have expired or been terminated.

F.	Procedures for Disputed Claims and Interests

1.	Disputed Claims Process

Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all General Unsecured Claims under the Plan, holders of Claims need not file proofs of Claim with the Bankruptcy Court, and the Reorganized Debtors and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business provided, that (unless expressly waived pursuant to the Plan) the Allowed amount of such Claims shall be subject to and shall not exceed the limitations under or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable.  If a holder of a Claim elects to file a proof of Claim with the Bankruptcy Court, such holder shall be deemed to have consented to the jurisdiction of the Bankruptcy Court for all purposes with respect to the Claim, and the Bankruptcy Court shall retain nonexclusive jurisdiction over all such Claims, which shall be resolved on a case-by-case basis through settlements, Claim objections (or, if necessary, through adversary proceedings), adjudication in a forum other than the Bankruptcy Court, or by withdrawal of the Claims by the holders of such Claims.  From and after the Effective Date, the Reorganized Debtors may satisfy, dispute, settle, or otherwise compromise any Claim without approval of the Bankruptcy Court.

2.	Objections to Claims

Except insofar as a Claim is Allowed under the Plan, only the Debtors or the Reorganized Debtors shall be entitled to object to Claims.  Any objections to proofs of Claim shall be served and filed (a) on or before the ninetieth (90th) day following the later of (i) the Effective Date and (ii) the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) such later date as ordered by the Bankruptcy Court upon motion filed by the Debtors or the Reorganized Debtors.  The expiration of such period shall not limit or affect the Debtors’ or the Reorganized Debtors’ rights to dispute Claims asserted other than through a proof of Claim.

3.	Estimation of Claims

The Debtors or the Reorganized Debtors, as applicable, may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or the Reorganized Debtors may pursue supplementary proceedings to object to the allowance of such Claim.

4.	No Distributions Pending Allowance

If an objection, motion to estimate, or other challenge to a Claim is filed, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until (and only to the extent that) such Claim becomes an Allowed Claim.

5.	Distributions after Allowance

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan, including the treatment provisions provided in Article IV of the Plan.

6.	Claim Resolution Procedures Cumulative

All of the objection, estimation, and resolution procedures in the Plan are intended to be cumulative and not exclusive of one another.  Claims may be estimated and subsequently settled, compromised, withdrawn, or resolved in accordance with the Plan without further notice or Bankruptcy Court approval.

7.	Insured Claims

If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies.  To the extent that the Debtors’ insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order or approval of the Court.

G.	Executory Contracts and Unexpired Leases

1.	General Treatment

(a)
As of and subject to the occurrence of the Effective Date and the payment of any applicable Cure amount, all executory contracts and unexpired leases to which any of the Debtors are parties, and which have not expired by their own terms on or prior to the Confirmation Date, including the Employment Arrangements, the letter agreements entered into in connection with the Employee Bonus Plan, and the Benefit Plans, shall be deemed assumed except for any executory contract or unexpired lease that (a) previously has been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (b) is the subject of a separate (i) assumption motion filed by the Debtors (with the consent of the Requisite Noteholders) or (ii) rejection motion filed by the Debtors (with the consent of the Requisite Noteholders) under section 365 of the Bankruptcy Code before the Confirmation Date, or (c) is the subject of a pending Cure Dispute.  Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumptions provided for in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code.  Each executory contract and unexpired lease assumed pursuant to the Plan shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provision of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption or applicable law.

(b)
Notwithstanding Section 8.1(a) of the Plan, on the Effective Date, any agreements by and between the Debtors and AGC (Delaware) LP, AGC/PEP, LLC, AGC (Cayman) LP, Palladium Equity Partners III, LP, and Palladium Equity Partners III, LLC (and/or any affiliates or related funds of each of the foregoing) shall be deemed terminated and of no further force or effect, with no liability payable by the Debtors or the Reorganized Debtors thereunder.

2.	Determination of Cure Disputes and Deemed Consent

(a)
Any monetary amounts by which any executory contract or unexpired lease to be assumed under the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by the Reorganized Debtors upon assumption thereof in the ordinary course.  Following the Commencement Date, the Debtors shall serve a notice on parties to executory contracts and unexpired leases to be assumed reflecting the Debtors’ intention to assume the contract or unexpired lease in connection with the Plan and setting forth the proposed Cure amount (if any).  If the counterparty believes any Cure amounts are due by the Debtors in connection with the assumption, it shall assert such Cure amounts against the Debtors in the ordinary course of business.

(b)
Upon assumption, Cure amounts shall be paid by the Debtors or Reorganized Debtors in the ordinary course, subject to all defenses and disputes the Debtors or the Reorganized Debtors may have with respect to such executory contracts or unexpired leases, which the Debtors or Reorganized Debtors may assert in the ordinary course.  If there is a Cure Dispute pertaining to assumption of an executory contract or unexpired lease, such dispute shall be heard by the Bankruptcy Court prior to such assumption being effective, provided, however, before the Effective Date, the Debtors (with the consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable, may settle any dispute regarding the Cure amount or the nature thereof without any further notice to any party or any action, order, or approval of the Bankruptcy Court.  To the extent a Cure Dispute relates solely to the Cure amount, the applicable Debtor may assume and/or assume and assign the applicable contract or lease prior to the resolution of the Cure Dispute provided that such Debtor or proposed assignee reserves Cash in an amount sufficient to pay the full amount reasonably asserted as the required cure payment by the non-Debtor party to such contract or lease (or such smaller amount as may be fixed or estimated by the Bankruptcy Court or otherwise agreed to by such non-Debtor party and the applicable Reorganized Debtor).  To the extent the Cure Dispute is resolved or determined unfavorably to the applicable Debtor or Reorganized Debtor, as applicable, such Debtor or Reorganized Debtor, as applicable, may reject the applicable Executory Contract after such determination.

(c)
Any counterparty to an executory contract or unexpired lease that fails to object timely to the notice of the proposed assumption of such executory contract or unexpired lease within ten (10) days of the service thereof, shall be deemed to have assented to assumption of the applicable executory contract or unexpired lease notwithstanding any provision thereof that purports to (i) prohibit, restrict, or condition the transfer or assignment of such contract or lease, (ii) terminate or modify, or permit the termination or modification of, a contract or lease as a result of any direct or indirect transfer or assignment of the rights of the Debtors under such contract or lease or a change, if any, in the ownership or control to the extent contemplated by the Plan, (iii) increase, accelerate, or otherwise alter any obligations or liabilities of the Debtors or the Reorganized Debtors, under such executory contract or unexpired lease, or (iv) create or impose a Lien upon any property or asset of the Debtors or the Reorganized Debtors, as applicable.  Each such provision shall be deemed to not apply to the assumption of such executory contract or unexpired lease pursuant to the Plan and counterparties to assumed executory contracts or unexpired leases that fail to object to the proposed assumption in accordance with the terms set forth in this Section 8.2(c), shall forever be barred and enjoined from objecting to the proposed assumption or to the validity of such assumption, or taking actions prohibited by the foregoing on account of transactions contemplated by the Plan.

3.	Payments Related to Assumption of Contracts and Leases

Subject to resolution of any Cure Dispute, all Cures shall be satisfied by the Debtors or Reorganized Debtors, as the case may be, upon assumption of the underlying contracts and unexpired leases.  Assumption of any executory contract or unexpired lease pursuant to the Plan, or otherwise, shall result in the full release and satisfaction of any Claims or defaults, subject to satisfaction of the Cure amount, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time before the effective date of the assumption.  Any proofs of Claim filed with respect to an executory contract or unexpired lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order or approval of the Bankruptcy Court or any other Entity, upon the deemed assumption of such contract or unexpired lease.

4.	Rejection Claims

In the event that the rejection of an executory contract or unexpired lease by any of the Debtors results in damages to the other party or parties to such contract or lease, a Claim for such damages shall be classified and treated in Class 4 (General Unsecured Claims).

5.	Survival of the Debtors’ Indemnification Obligations

(a)
Any obligations of the Debtors pursuant to their corporate charters, bylaws, limited liability company agreements, or other organizational documents to indemnify current and former officers, directors, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtors, shall not be discharged or impaired by confirmation of the Plan; provided, however, that the Reorganized Debtors shall not indemnify directors of the Debtors for any Claims or Causes of Action arising out of or relating to any act or omission that constitutes intentional fraud, gross negligence, or willful misconduct.  All such obligations shall be deemed and treated as executory contracts to be assumed by the Debtors under the Plan and shall continue as obligations of the Reorganized Debtors.  Any claim based on the Debtors’ obligations herein shall not be a Disputed Claim or subject to any objection in either case by reason of section 502(e)(1)(B) of the Bankruptcy Code.

(b)
In addition, after the Effective Date, the Reorganized Debtors shall not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect or purchased as of the Commencement Date, and all members, managers, directors, and officers who served in such capacity at any time before the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such members, managers, directors, and/or officers remain in such positions after the Effective Date, in each case, to the extent set forth in such policies.

6.	Insurance Policies

All insurance policies pursuant to which any Debtor has any obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the respective Debtors and Reorganized Debtors and shall continue in full force and effect thereafter in accordance with their respective terms.  All other insurance policies shall vest in the Reorganized Debtors.

7.	Intellectual Property Licenses and Agreements

All intellectual property contracts, licenses, royalties, or other similar agreements to which the Debtors have any rights or obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the respective Debtors and Reorganized Debtors and shall continue in full force and effect unless any such intellectual property contract, license, royalty, or other similar agreement otherwise is specifically rejected pursuant to a separate order of the Bankruptcy Court or is the subject of a separate rejection motion filed by the Debtors (with the reasonable consent of the Requisite Noteholders) in accordance with Section 8.1 of the Plan.  Unless otherwise noted under the Plan, all other intellectual property contracts, licenses, royalties, or other similar agreements shall vest in the Reorganized Debtors and the Reorganized Debtors may take all actions as may be necessary or appropriate to ensure such vesting as contemplated herein.

8.	Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan or by separate order of the Bankruptcy Court, each executory contract and unexpired lease that is assumed shall include any and all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed in the notice of assumed contracts.

9.	Reservation of Rights

(a)
Neither the exclusion nor inclusion of any contract or lease by the Debtors on any exhibit, schedule, or other annex to the Plan or in the Plan Supplement, nor anything contained in the Plan, will constitute an admission by the Debtors that any such contract or lease is or is not in fact an executory contract or unexpired lease or that the Debtors or the Reorganized Debtors or their respective affiliates have any liability thereunder.

(b)
Except as otherwise provided in the Plan, nothing in the Plan will waive, excuse, limit, diminish, or otherwise alter any of the defenses, Claims, Causes of Action, or other rights of the Debtors and the Reorganized Debtors under any executory or non-executory contract or any unexpired or expired lease.

(c)
Nothing in the Plan will increase, augment, or add to any of the duties, obligations, responsibilities, or liabilities of the Debtors or the Reorganized Debtors under any executory or non-executory contract or any unexpired or expired lease.

(d)
If there is a Cure Dispute or a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection under the Plan, the Debtors or Reorganized Debtors, as applicable, shall have sixty (60) days following entry of a Final Order resolving such Cure Dispute to alter their treatment of such contract or lease by filing a notice indicating such altered treatment.

H.	Conditions Precedent to Confirmation of Plan and Effective Date

1.	Conditions Precedent to Confirmation of Plan

The following are conditions precedent to confirmation of the Plan:

(a)
the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed, and shall be in form and substance reasonably acceptable to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Documents shall be acceptable to the Debtors and the Required Lenders in their discretion;

(b)	the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect;

(c)	the Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Debtors and the Requisite Noteholders; and

(d)
the DIP Orders and the DIP Agreement shall be in full force and effect under the DIP Facility in accordance with their terms, and no Termination Event (as defined in the DIP Orders) or Event of Default (as defined in the DIP Agreement) shall have occurred or be continuing.

2.	Conditions Precedent to Effective Date

The following are conditions precedent to the Effective Date of the Plan:

(a)	the Merger shall have been consummated;

(b)
the Definitive Documents shall (i) be in form and substance reasonably satisfactory in all respects to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Documents shall be acceptable to the Debtors and the Required Lenders in their discretion, and (ii) have been executed and delivered, and any conditions precedent contained to effectiveness therein having been satisfied or waived in accordance therewith and the foregoing documents shall be in full force and effect and binding upon the relevant parties;

(c)	the Amended Organizational Documents shall have been filed with the appropriate governmental authority, as applicable;

(d)	an Event of Default under the DIP Facility having not occurred and an acceleration of the obligations or termination of commitments under the DIP Facility having not occurred;

(e)	all actions, documents, and agreements necessary to implement and consummate the Plan shall have been effected or executed and binding on all parties thereto;

(f)	the Bankruptcy Court shall have entered the Confirmation Order and such order shall have become a Final Order and shall not have been stayed, modified or vacated;

(g)
all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;

(h)	the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect; and

(i)	all unpaid Restructuring Expenses shall have been paid in Cash pursuant to the applicable fee arrangements of such professionals.

3.	Waiver of Conditions Precedent

(a)
Except as otherwise provided in the Plan, all actions required to be taken on the Effective Date shall take place and shall be deemed to have occurred simultaneously and no such action shall be deemed to have occurred prior to the taking of any other such action.  Each of the conditions precedent in Section 9.1 and Section 9.2 of the Plan may be waived in writing by the Debtors with the prior written consent of the Requisite Noteholders without leave of or order of the Bankruptcy Court.  If the Plan is confirmed for fewer than all of the Debtors as provided for in Section 5.15 of the Plan, only the conditions applicable to the Debtor or Debtors for which the Plan is confirmed must be satisfied or waived for the Effective Date to occur.

(b)
The stay of the Confirmation Order pursuant to Bankruptcy Rule 3020(e) shall be deemed waived by and upon the entry of the Confirmation Order, and the Confirmation Order shall take effect immediately upon its entry.

4.	Effect of Failure of a Condition

If the conditions listed in Section 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than sixty (60) days after the date on which the Confirmation Order is entered or by such later date as set forth by the Debtors in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtors, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtors, any of the Consenting RSA Parties or any other Entity.

I.	Effect of Confirmation of Plan

1.	Vesting of Assets

On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtors’ Estates shall vest in the Reorganized Debtors free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan, the Confirmation Order or the Exit Facility Documents.  On and after the Effective Date, the Reorganized Debtors may take any action, including, without limitation, the operation of their businesses; the use, acquisition, sale, lease and disposition of property; and the entry into transactions, agreements, understandings, or arrangements, whether in or other than in the ordinary course of business, and execute, deliver, implement, and fully perform any and all obligations, instruments, documents, and papers or otherwise in connection with any of the foregoing, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as expressly provided in the Plan. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur on or after the Effective Date for professional fees, disbursements, expenses, or related support services without application to the Bankruptcy Court.

2.	Binding Effect

As of the Effective Date, the Plan shall bind all holders of Claims against and Interests in the Debtors and their respective successors and assigns, notwithstanding whether any such holders were (a) Impaired or Unimpaired under the Plan, (b) deemed to accept or reject the Plan, (c) failed to vote to accept or reject the Plan, or (d) voted to reject the Plan.

3.	Discharge of Claims and Termination of Interests

Upon the Effective Date and in consideration of the distributions to be made under the Plan, except as otherwise expressly provided in the Plan, each holder (as well as any representatives, trustees, or agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interest, rights, and liabilities that arose prior to the Effective Date.  Upon the Effective Date, all such Entities shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Interest in the Debtors against the Debtors, the Reorganized Debtors, or any of its or their assets or property, whether or not such holder has filed a proof of Claim and whether or not the facts or legal bases therefor were known or existed prior to the Effective Date.

4.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in a Final Order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

5.	Injunction

(a)
Upon entry of the Confirmation Order, all holders of Claims and Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

(b)
Except as expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court or as agreed to by the Debtors and a holder of a Claim against or Interest in the Debtors, all Entities who have held, hold, or may hold Claims against or Interests in any or all of the Debtors (whether proof of such Claims or Interests has been filed or not and whether or not such Entities vote in favor of, against or abstain from voting on the Plan or are presumed to have accepted or deemed to have rejected the Plan) and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates are permanently enjoined, on and after the Effective Date, solely with respect to any Claims, Interests, and Causes of Action that will be or are extinguished, discharged, or released pursuant to the Plan from (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Released Parties or the property of any of the Released Parties, (ii) enforcing, levying, attaching (including, without limitation, any prejudgment attachment), collecting, or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree, or order against the Released Parties or the property of any of the Released Parties, (iii) creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Released Parties or the property of any of the Released Parties, (iv) asserting any right of setoff, directly or indirectly, against any obligation due the Released Parties or the property of any of the Released Parties, except as contemplated or allowed by the Plan; and (v) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan.

(c)
By accepting distributions pursuant to the Plan, each holder of an Allowed Claim or Interest will be deemed to have affirmatively and specifically consented to be bound by the Plan, including, without limitation, the injunctions set forth in Section 10.5 of the Plan.

(d)	The injunctions in Section 10.5 of the Plan shall extend to any successors of the Debtors and the Reorganized Debtors and their respective property and interests in property.

6.	Releases

(a)	Releases by Debtors.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, on and after the Effective Date, the Released Parties shall be deemed released and discharged by the Debtors, the Reorganized Debtors, and the Estates from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or their affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents or related agreements, instruments or other documents, or the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided, that nothing in Section 10.6(a) of the Plan shall be construed to release any party or Entity from gross negligence, willful misconduct, or intentional fraud as determined by Final Order.

(b)	Releases by Holders of Claims or Interests.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, the Released Parties shall be deemed conclusively, absolutely, unconditionally, irrevocably and forever, released, and discharged by:

(1) the holders of Impaired Claims or Interests except those (A) deemed to reject the Plan or (B) who voted to reject, or abstain from voting on, the Plan and have also checked the box on the applicable ballot or notice indicating that they opt out of granting the releases provided in the Plan; provided that the Consenting Second Lien Noteholders and the Consenting AGHC Interest Holders may not opt out of granting the releases provided in the Plan in accordance with and subject to the terms and conditions of the Restructuring Support Agreement;

(2) the holders of Unimpaired Claims or Interests who do not timely object to the releases provided in the Plan; and

(3) with respect to any Entity in the foregoing clauses (1) and (2), such Entity’s predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, current or former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entity’s respective heirs, executors, estates, servants and nominee;

in each case, from any and all Claims, interests or Causes of Action whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on, relating to, or arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided that nothing in Section 10.6(b) of the Plan shall be construed to release the Released Parties from gross negligence, willful misconduct, or intentional fraud as determined by a Final Order.

7.	Exculpation

Notwithstanding anything in the Plan to the contrary, and to the maximum extent permitted by applicable law, the Exculpated Parties shall neither have nor incur any liability to any holder of a Claim or Interest or any other party in interest, or any of their respective predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, current or former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entity’s respective heirs, executors, estates, servants or nominees for any act or omission (both prior to and subsequent to the Commencement Date) in connection with, related to, or arising out of, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes with respect to the, any settlement or agreement in the Chapter 11 Cases, the offer, issuance, and distribution of any securities issued or to be issued pursuant to the Plan, whether or not such distribution occurs following the Effective Date, negotiations regarding or concerning any of the foregoing, or the administration of the Plan or property to be distributed under the Plan, except for actions determined by Final Order to constitute gross negligence, willful misconduct, or intentional fraud.

8.	Retention of Causes of Action/Reservation of Rights

Except as otherwise provided in the Plan, including in Sections 10.5, 10.6, and 10.7 of the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any rights, Claims, Causes of Action, rights of setoff or recoupment, or other legal or equitable defenses that the Debtors had immediately prior to the Effective Date on behalf of the Estates or of themselves in accordance with any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, any affirmative Causes of Action against parties with a relationship with the Debtors.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff or recoupment, and other legal or equitable defenses as fully as if the Chapter 11 Cases had not been commenced, and all of the Debtors’ legal and equitable rights in respect of any Unimpaired Claim may be asserted after the Confirmation Date and Effective Date to the same extent as if the Chapter 11 Cases had not been commenced.  Notwithstanding the foregoing, the Debtors and the Reorganized Debtor shall not retain any Claims or Causes of Action released pursuant to Sections 10.5, 10.6, and 10.7 of the Plan against the Released Parties or arising under chapter 5 of the Bankruptcy Code (except that such Claims or Causes of Action may be asserted as a defense to a Claim in connection with the claims reconciliation and objection procedures pursuant to section 502(d) of the Bankruptcy Code or otherwise).

9.	Solicitation of Plan

As of and subject to the occurrence of the Confirmation Date:  (a) the Debtors shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the

Bankruptcy Code, including without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation and (b) the Debtors, the Consenting RSA Parties, and each of their respective directors, officers, employees, affiliates, agents, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation will not be, liable at any time for any violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

Notwithstanding anything in the Plan to the contrary, as of the Effective Date, pursuant to section 1125(e) of the Bankruptcy Code, the Solicitation Parties upon appropriate findings of the Bankruptcy Court will be deemed to have solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan of a Reorganized Debtor, and shall not be liable to any Person on account of such solicitation or participation.

10.	Corporate and Limited Liability Company Action

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (a) those set forth in Section 5.11 of the Plan, (b) the selection of the managers, directors, and officers for the Reorganized Debtors, (c) the distribution or issuance of the New Common Stock (d) the entry into the Exit Facility and the Exit Facility Documents, (e) the issuance of the Subordinated Notes and entry into the Subordinated Notes Documents, (f) the entry into the Shareholders Agreement, (g) the approval of the Restructuring Support Agreement, (h) mergers or conversions as contemplated by Section 5.2 of the Plan, and (i) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date), in each case, in accordance with and subject to the terms of the Plan.  All matters provided for in the Plan involving the corporate or limited liability company structure of the Debtors or the Reorganized Debtors, and any corporate or limited liability company action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security holders, directors, managers, or officers of the Debtors or the Reorganized Debtors.  On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments, certificates of merger, certificates of conversion, certificates of incorporation, or comparable documents, or franchise tax reports contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including, but not limited to, (i) the Amended Organizational Documents, (ii) the Exit Facility, (iii) the Exit Facility Credit Agreement, (iv) the Subordinated Notes Indenture, (v) the Shareholders Agreement, and (vi) any and all other agreements, documents, securities, and instruments relating to the foregoing.  The authorizations and approvals contemplated by Section 10.10 of the Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

J.	Retention of Jurisdiction

1.	Retention of Jurisdiction

On and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under, and related to the Chapter 11 Cases for, among other things, the following purposes:

(a)
to hear and determine motions and/or applications for the assumption or rejection of executory contracts or unexpired leases, including Cure Disputes, and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

(b)	to determine any motion, adversary proceeding, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date;

(c)
to ensure that distributions to holders of Allowed Claims are accomplished as provided for in the Plan and Confirmation Order and to adjudicate any and all disputes arising from or relating to distributions under the Plan;

(d)	to consider the allowance, classification, priority, compromise, estimation, or payment of any Claim;

(e)	to enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

(f)
to issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(g)
to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(h)	to hear and determine all Fee Claims;

(i)
to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Plan Supplement, or the Confirmation Order, or any agreement, instrument, or other document governing or relating to any of the foregoing;

(j)	to take any action and issue such orders as may be necessary to construe, interpret, enforce, implement, execute, and consummate the Plan;

(k)	to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

(l)
to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

(m)	to hear, adjudicate, decide, or resolve any and all matters related to Article X of the Plan, including, without limitation, the releases, discharge, exculpations, and injunctions issued thereunder;

(n)	to resolve disputes concerning Disputed Claims or the administration thereof;

(o)	to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

(p)	to enter a final decree closing the Chapter 11 Cases;

(q)	to recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

(r)	to hear and determine any rights, Claims, or Causes of Action held by or accruing to the Debtors pursuant to the Bankruptcy Code or pursuant to any federal statute or legal theory; and

(s)
to hear and resolve any dispute over the application to any Claim of any limit on the allowance of such Claim set forth in sections 502 or 503 of the Bankruptcy Code, other than defenses or limits that are asserted under non-bankruptcy law pursuant to section 502(b)(1) of the Bankruptcy Code.

2.	Courts of Competent Jurisdiction

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising out of the Plan, such abstention, refusal, or failure of jurisdiction shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

K.	Miscellaneous Provisions

1.	Payment of Statutory Fees

On the Effective Date and thereafter as may be required, the Reorganized Debtors shall pay all fees incurred pursuant to sections 1911 through 1930 of chapter 123 of title 28 of the United States Code, together with interest, if any, pursuant to § 3717 of title 31 of the United States Code for each debtor’s case, or until such time as a final decree is entered closing a particular Debtor’s case, a Final Order converting such Debtor’s case to a case under chapter 7 of the Bankruptcy Code is entered, or a Final Order dismissing such Debtor’s case is entered.

2.	Substantial Consummation of the Plan

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

3.	Plan Supplement

The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court.  Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.  Documents included in the Plan Supplement will be posted at the website of the Debtors’ notice, claims, and solicitation agent.

4.	Request for Expedited Determination of Taxes

The Debtors shall have the right to request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, for any and all taxable periods ending after the Commencement Date through the Effective Date.

5.	Exemption from Certain Transfer Taxes

Pursuant to section 1146 of the Bankruptcy Code, (a) the issuance, transfer or exchange of any securities, instruments or documents, (b) the creation of any Lien, mortgage, deed of trust, or other security interest, (c) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan, including, without limitation, any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan or the reinvesting, transfer, or sale of any real or personal property of the Debtors pursuant to, in implementation of or as contemplated in the Plan (whether to one or more of the Reorganized Debtors or otherwise), (d) the grant of collateral under the Exit Facility Documents, and (e) the issuance, renewal, modification, or securing of indebtedness by such means, and the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee, or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment.  Consistent with the foregoing, each recorder of deeds or similar official for any county, city, or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument without requiring the payment of any filing fees, documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax, or similar tax.

6.	Amendments

(a)
Plan Modifications.  Subject to the terms of the Restructuring Support Agreement, (i) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtors may, upon order of the Court, amend, modify or supplement the Plan in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law, in each case without additional disclosure pursuant to section 1125 of the Bankruptcy Code.

(b)
Other Amendments.  Subject to the Restructuring Support Agreement, before the Effective Date, the Debtors may make appropriate technical adjustments and modifications to the Plan and the documents contained in the Plan Supplement without further order or approval of the Bankruptcy Court.

7.	Effectuating Documents and Further Transactions

Each of the officers of the Reorganized Debtors is authorized, in accordance with his or her authority under the resolutions of the applicable board of directors or managers, to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, provided, however, to the extent any such agreements or documents are material, they shall be in form and substance reasonably (except as otherwise provided in the Plan) satisfactory to the Requisite Noteholders.

8.	Revocation or Withdrawal of Plan

Subject to the terms of the Restructuring Support Agreement, the Debtors reserve the right to revoke or withdraw the Plan prior to the Effective Date as to any or all of the Debtors; provided, however, that the Debtors may revoke or withdraw the Plan without such consent in the exercise of the Debtors’ fiduciary duty to the extent permitted under the Restructuring Support Agreement.  If, with respect to a Debtor, the Plan has been revoked or withdrawn prior to the Effective Date, or if confirmation or the occurrence of the Effective Date as to such Debtor does not occur on the Effective Date, then, with respect to such Debtor: (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Interest or Class of Claims or Interests), assumption of executory contracts or unexpired leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claim by or against, or any Interest in, such Debtor or any other Entity; (ii) prejudice in any manner the rights of such Debtor or any other Entity; or (iii) constitute an admission of any sort by any Debtor, any of the Consenting RSA Parties or any other Entity.  This provision shall have no impact on the rights of the Consenting Noteholders or the Debtors, as set forth in the Restructuring Support Agreement, in respect of any such revocation or withdrawal.

9.	Dissolution of Creditors’ Committee

If any statutory committee of unsecured creditors (the “Creditors’ Committee”) was formed in the Chapter 11 Cases, the Creditors’ Committee shall be automatically dissolved on the Effective Date and, on the Effective Date, each member (including each officer, director, employee, or agent thereof) of the Creditors’ Committee and each professional retained by the Creditors’ Committee shall be released and discharged from all rights, duties, responsibilities, and obligations arising from, or related to, the Debtors, their membership on the Creditors’ Committee, the Plan, or the Chapter 11 Cases, except with respect to any matters concerning any Fee Claims held or asserted by any professional retained by the Creditors’ Committee.

10.	Severability of Plan Provisions

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be), and (c) nonseverable and mutually dependent.

11.	Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit to the Plan or a schedule in the Plan Supplement or a Definitive Document provides otherwise, the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

12.	Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth in the Plan or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

13.	Dates of Actions to Implement the Plan

In the event that any payment or act under the Plan is required to be made or performed on a date that is on a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

14.	Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtors, the holders of Claims and Interests, the Released Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtors.

15.	Deemed Acts

Subject to and conditioned on the occurrence of the Effective Date, whenever an act or event is expressed under the Plan to have been deemed done or to have occurred, it shall be deemed to have been done or to have occurred without any further act by any party, by virtue of the Plan and the Confirmation Order.

16.	Successor and Assigns

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, or permitted assign, if any, of each Entity.

17.	Entire Agreement

On the Effective Date, the Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

18.	Exhibits to Plan

All exhibits, schedules, supplements, and appendices to the Plan (including the Plan Supplement) are incorporated into and are a part of the Plan as if set forth in full in the Plan.

19.	Notices

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided in the Plan, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

(a)           if to the Debtors or the Reorganized Debtors:

American Gilsonite Company
16200 Park Row Drive, Suite 250
Houston, TX 77084
Attn:       David G. Gallagher
 Steven A. Granda
Email:      david@americangilsonite.com
 sgranda@amgc.com

- and -

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn:       Matthew S. Barr, Esq.
 Sunny Singh, Esq.
 Jessica Diab, Esq.
Telephone:  (212) 310-8000
Facsimile:  (212) 310-8007
Email:      matt.barr@weil.com
 sunny.singh@weil.com
 jessica.diab@weil.com

-and-

Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Attn:       Mark D. Collins, Esq.
John H. Knight, Esq.
Amanda R. Steele , Esq.
Telephone:  (302) 651-7700
Facsimile:  (302) 651-7701
Email:     Collins@rlf.com
Knight@rlf.com
Steele@rlf.com

(b)           if to the Initial Consenting Noteholders, the DIP Lenders, or the Exit Facility Lenders:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Attn:       Kristopher M. Hansen, Esq.
 Erez E. Gilad, Esq.

Telephone:  (212) 806-5400
Facsimile:  (212) 806-6006
Email:      khansen@stroock.com
egilad@stroock.com

-and-

Young Conaway Stargatt & Taylor LLP
 1000 N. King Street
Rodney Square
Wilmington, Delaware 19801
Attn:       Matthew B. Lunn, Esq.
Telephone:  (302) 571-6600
Facsimile:  (302) 571-1253
Email:      mlunn@ycst.com

After the Effective Date, the Debtors have authority to send a notice to Entities providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, they must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002.  After the Effective Date, the Debtors and the Reorganized Debtors, as applicable, are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

VII.
FINANCIAL INFORMATION AND PROJECTIONS

A.	Consolidated Condensed Projected Financial Information

The Debtors believe that the Plan meets the feasibility requirement set forth in section 1129(a)(11) of the Bankruptcy Code (See Article XIV hereof), as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successor under the Plan.  In connection with the development of the Plan and for the purposes of determining whether the Plan satisfies the feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources.  The Debtors prepared financial projections (the “Projections”) for the month ending December 31, 2016 and for the years 2017 through 2020, as set forth below.

The Company does not, as a matter of course, publish their business plans or strategies, projections or anticipated financial position.  Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or Projections to holders of Claims or other parties in interest after the Confirmation Date.  In connection with the planning and development of the Plan, the Projections were prepared by the Debtors, with the assistance of their professionals, to present the anticipated impact of the Plan.  The Projections assume that the Plan will be implemented in accordance with its stated terms.  The Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in demand for the Company’s products, further competition within the Company’s current markets, changes in interest rates and inflation, changes in terms with material suppliers and/or a variety of other factors.  Consequently, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to material business, economic, and other uncertainties.  Therefore, such Projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein.  The Projections included herein were last updated on October 15, 2016.

The Projections should be read in conjunction with the significant assumptions, qualifications, and notes set forth below.

THE DEBTORS PREPARED THE PROJECTIONS WITH THE ASSISTANCE OF THEIR ADVISERS.  THE DEBTORS DID NOT PREPARE SUCH PROJECTIONS TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE RULES AND REGULATIONS OF THE SEC.  EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, THE DEBTORS DO NOT PUBLISH PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS.

MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, INDUSTRY-SPECIFIC RISK FACTORS, AND OTHER MARKET AND COMPETITIVE CONDITIONS.  HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE.  ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.

THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, INDUSTRY, REGULATORY, LEGAL, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE REORGANIZED DEBTORS’ CONTROL.  THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE OR ARE MADE AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS.  SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT.  MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTORS PREPARED THESE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER.  EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR THIS DISCLOSURE STATEMENT, THE DEBTORS AND REORGANIZED DEBTORS, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.  THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.  IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS AND INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH

ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISERS.

The Projections assume that the Debtors will emerge from chapter 11 on December 31, 2016 (the “Assumed Effective Date”).

The Projections herein include:

1.	Pro forma consolidated EBITDA & cash flow projections of the Company for fiscal years 2016 through 2020; and

2.
Pro forma projected consolidated balance sheet of the Company as of the end of fiscal year 2016 reflecting the estimated effect of the Plan on the capitalization of the Debtors after emerging from chapter 11.

The Projections should be read in conjunction with the assumptions, qualifications, and explanations set forth in this Disclosure Statement, the Plan, and the Plan Supplement, in their entirety, and the Company’s historical consolidated financial statements (including the notes and schedules thereto).

PRO FORMA CONSOLIDATED EBITDA AND CASH FLOW PROJECTIONS

EBITDA & Cash Flow Projections
(US$ in mm)
	2016E	2017E	2018E	2019E	2020E
Net Revenue	$32.1	$30.1	$36.1	$51.2	$67.0
COGS	(14.3)	(10.5)	(11.9)	(15.4)	(17.2)
Gross Profit	$17.8	$19.6	$24.3	$35.8	$49.8
SG&A	(28.4)	(13.4)	(12.0)	(12.8)	(14.0)
EBITDA	($10.6)	$6.2	$12.3	$23.0	$35.8
Non-Operating SG&A	20.9	6.2	3.6	3.9	4.2
Adj. EBITDA	$10.3	$12.4	$15.8	$26.8	$40.0
Capital Expenditures	(1.3)	(2.1)	(2.6)	(3.4)	(4.0)
Non-Operating SG&A	(21.6)	(6.2)	(3.6)	(3.9)	(4.2)
Cash Income Taxes	2.7	-	-	-	-
Change in Working Capital	1.1	2.4	(2.9)	(2.2)	(1.9)
Bonding and Other Costs	(0.9)	(0.1)	(0.1)	(0.1)	-
Unlevered Free Cash Flow	($9.7)	$6.3	$6.6	$17.3	$29.9
DIP Proceeds	7.5	-	-	-	-
Cash Interest and Fees	(17.5)	(5.6)	(6.6)	(17.3)	(28.4)
Levered Free Cash Flow	($19.7)	$0.7	$ -	$ -	$1.5
Beginning Cash	29.0	9.3	10.0	10.0	10.0
Ending Cash	$9.3	$10.0	$10.0	$10.0	$11.5

Capitalization
Senior Debt	$30.0	$30.0	$30.4	$30.4	$30.4
Subordinated Debt	100.0	116.5	134.7	145.4	146.4
Total Debt	$130.0	$146.5	$165.2	$175.8	$176.8
Net Debt	120.7	136.5	155.2	165.8	165.3
Credit Metrics
Senior Debt / LTM Adj. EBITDA	2.9x	2.4x	1.9x	1.1x	0.8x
Total Debt / LTM Adj. EBITDA	12.6x	11.8x	10.4x	6.6x	4.4x
LTM Adj. EBITDA / LTM Cash Interest	0.6x	2.2x	2.4x	1.6x	1.4x

Revenue Assumptions
Tons Sold	26,337	25,824	29,701	38,745	46,656
Average Selling Price	$1,217	$1,165	$1,216	$1,321	$1,435

PROJECTED CONSOLIDATED EMERGENCE BALANCE SHEET

	Pre-Restructuring as of 12/31/16	Record Effects of Plan		Fresh Start Adjustments		Post-Restructuring as of 12/31/16
ASSETS	(Forecast)					(Forecast)
Current assets:
Cash	$9,287,380					$9,287,380
Accounts receivable, net	4,440,511					4,440,511
Inventory - Product	5,683,089					5,683,089
Inventory - M&S	4,028,069					4,028,069
Prepaid and other current assets	2,182,609					2,182,609
Deferred finance fee	2,630,727	(2,630,727)	(b)			-
Income tax refund receivable	14,800,246	(14,800,246)	(d)			-
Deferred tax assets	1,981,368	(951,814)	(d)			1,029,554
Total current assets	45,033,999	(18,382,787)				26,651,212
Property and equipment:
Land and reserves	59,071,430			98,539,380	(f)	157,610,810
Mine development costs	41,018,769			(41,018,769)	(f)	-
Asset retirement obligation	526,847					526,847
Plant & equipment	26,939,113					26,939,113
Total property and equipment	127,556,159	-		57,520,611		185,076,770
Less: Accumulated depreciation	(28,779,340)	-		28,779,340		-
Property and equipment, net	98,776,819	-		86,299,951		185,076,770
Noncurrent assets:
Inventories - pond long term	3,055,601					3,055,601
Long term investments	2,164,822					2,164,822
Deferred financing fees - bonds	2,550,000					2,550,000
Total noncurrent assets	106,547,242	-		86,299,951		192,847,193
TOTAL ASSETS	$151,581,241	$(18,382,787)		$86,299,951		$219,498,405

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$400,000					$400,000
Accrued liabilities	6,612,574					6,612,574
Short term debt	30,000,000	(30,000,000)	(c)			-
Premium finance	288,982					288,982
Interest payable	18,112,500	(18,112,500)	(a)			-
Current portion of obligations	46,602					46,602
Total current liabilities	55,460,658	(48,112,500)		-		7,348,158
Long term liabilities:
Long-term debt, senior secured		30,000,000	(c)			30,000,000
Long-term debt, unsecured		100,000,000	(a)			100,000,000
Other long term liabilities	8,262,146					8,262,146
Deferred tax liabilities	22,877,137					22,877,137
Asset retirement obligations	1,010,964					1,010,964
Liabilities subject to compromise	270,033,843	(270,033,843)	(a)			-
TOTAL LIABILITIES	$357,644,748	$(188,146,343)		$-		$169,498,405
EQUITY
Common stock - predecessor	$84	$(84)	(a)	$-		$-
Common stock - successor	-	1,000	(a)			1,000
Additional paid in capital	19,506,471	(19,506,471)	(a)	49,999,000	(e)	49,999,000
Retained earnings	(225,570,062)	189,269,111	(a) (b)	36,300,951	(e) (f)	0
TOTAL EQUITY	$(206,063,507)	$169,763,556		$86,299,951		$50,000,000
TOTAL LIABILITIES & EQUITY	$151,581,241	$(18,382,787)		$86,299,951		$219,498,405

B.	Assumptions to Projected EBITDA and Cash Flow Projections

1.	General Assumptions

The Projections assume that the Debtors’ business strategy will not change as a result of their reorganization and change of ownership.  Management reports and uses the Adjusted EBITDA metric to assess the ongoing performance of the Company’s core operations, adjusted for certain non-operating costs.  This metric also presents more fairly year-on-year results by adjusting for the costs of the Chapter 11 Cases, litigation costs incurred during 2016, state property taxes that are derived on an income basis, and other non-operational costs that are assumed to be either eliminated or inconsistent with future periods.

2.	Revenue Assumptions

The Company has five distinct business segments: (i) drilling fluids, (ii) cementing, (iii) asphalt, (iv) inks & paints, and (v) foundry.  All product is ex-works Bonanza, Utah and, as a result, the Company has little direct exposure to exchange rates, shipping costs, and other revenue-offsetting expenses.

Drilling Fluids: The drilling fluids segment is most affected by worldwide rig count, which itself is affected by the price of oil.  The Debtors used WTI and rig count data available at the time the Projections were made in August 2016 to forecast results for the drilling fluids segment for the periods 2017 through 2020.  The Debtors used internally developed data to derive the revenue assumptions for the September to December 2016 forecast period.  Drilling fluids command the best average sales price for any of the Company’s business segments.

Cementing:  While most of the Company’s customers who use Gilsonite in cementing applications do so in the context of oil and gas production, cementing is not as heavily tied to rig counts and WTI as the Company’s drilling fluids business segment.  Additionally, the Company has recently expanded its customer base to include cementing applications outside of oilfield.  As a result, although cementing sales will track oilfield sales, and rig count and WTI forecasts inform the Debtors’ projections with respect to cementing, the Debtors did not key their cementing projections to rig count and WTI forecasts to the same extent that they did their drilling fluids projections.  Cementing is a relatively small business sector and has the least sales volume and lowest average sales prices, but is considered a growth segment.

Asphalt:  While asphalt is the third largest business segment for the Company, it is considered a growth segment and tonnage sales forecasts grow by more than 10% year-on-year.

Inks & Paints and Foundry:  These two segments are declining business segments for the Company.  Less print media results in an average 5% year-on-year decline in the inks & paints segment.  Likewise, the Company must compete with lower-cost substitutes in the foundry segment which is expected to see a 10% reduction in volume in the outer years.

3.	Cost of Goods Sold

The Company assigns all of its direct and indirect production costs and a portion of its SG&A and depreciation to inventory and, as a result, these costs ultimately flow through to cost of goods sold.  The Company’s direct costs of production include mining and processing costs and its indirect production costs include maintenance, health & safety, quality assurance and control, drilling and exploration, reclamation, and human resources.  The Company also allocates to the cost of inventory certain SG&A costs that serve to support operations, as it does depreciation of machinery and equipment associated with direct and indirect operations.

The Company prepares five-year mine development plans to fulfill projected sales for each business segment.  The Company elects to mine different veins depending upon the properties needed the applications of Gilsonite contemplated by the sales projections.  Processing operations can differ for each segment based on customer application and packaging and transportation requirements.

4.	SG&A

The Company has a small but effective sales and marketing team primarily located in Houston, Texas.  The Houston office also contains a laboratory and small innovations staff which supports current sales efforts and seeks new applications for Gilsonite.  The CEO and CFO are both located in Houston.  SG&A also includes certain support functions in Bonanza, Utah.  Professional fees such as legal, tax and accounting, third-party technical advisory, property taxes, and other typical support and overhead costs are captured within SG&A.

5.	Non-Operating SG&A

The Company tracks non-operating SG&A and other extraordinary items or costs not considered part of core operations to better measure the results of its business if unaffected for these items.  For 2016, these costs include the costs of the Chapter 11 Cases, litigation costs, state property taxes that are derived on an income basis, and other non-operational costs.  For the forecast period 2017 through 2020, these costs are limited to state property taxes and costs associated with the servicing of debt and other corporate matters.

6.	Capital Expenditures

The Company divides capital expenditures into three categories: (i) mine development, (ii) sustaining/compliance, and (iii) opportunity.

Mine Development:  These costs include surface setup, shaft development and continuation, escape routes, and water well.  In prior years, the Company incurred significantly more mine development costs than is contemplated in the Projections because equipment needed at each shaft site were improved during the 2012 to 2014 period and the Debtors do not anticipate the need to purchase or significantly improve the associated equipment.

Sustaining/Compliance:  The Company is required to incur certain costs to sustain future production within a given vein and ensure that their operations are in compliance with relevant laws and regulations.

Opportunity:  These are costs associated with developing new areas.

7.	Cash Income Taxes

The Projections assume no cash income taxes during the period by virtue of the interest expense incurred under the Exit Facility and the Subordinated Notes.

8.	Bonding and Other Costs

The Company’s mining operations give rise to reclamation obligations and the Company must provide a form of security to support its performance obligations thereunder.  Most of the Company’s security requirements are backstopped with financial instruments such as certificates of deposit or treasury notes.  The Company also has a $673,000 security obligation with the Bureau of Land Management for the payment of royalties and has obtained consent to bond this amount over a five-year period and provided the first bond in 2015.  The Projections provide for the annual satisfaction of this obligation.

9.	DIP Proceeds

The Company has received commitments for debtor in possession financing from the DIP Lenders in an aggregate principal amount of up to $30 million.  The terms of the DIP Facility provide for an interim and final draw.  Following approval of an interim order of the Bankruptcy Court, $22.5 million, less original issue discount, will be funded and used (i) to repay the amounts owed under the Prepetition Credit Agreement, and (ii) to fund backstop fees under the DIP Facility.  Upon entry of a final order of the Bankruptcy Court, the remaining $7.5 million will be drawn and used for general corporate purposes.

10.	Cash Interest and Fees

The principal portion of the DIP Facility will convert dollar-for-dollar on the Effective Date to the Exit Facility.  Cash interest will be paid against the Exit Facility at 10% annually, with an additional 5% paid to the extent the Company has available cash in excess of $10 million.  Additionally, the Company will incur additional cash interest against the Subordinated Notes at 17% annually, but only to the extent the Company has excess cash above $10 million after interest has been paid on the Exit Facility.

C.	Assumptions with Respect to Projected Consolidated Emergence Balance Sheet

The projected consolidated emergence balance sheet includes certain of the basic principles of “fresh start” reporting, which will be required for financial reporting following confirmation of the Plan.  Under “fresh start” reporting, which is required by Topic 852, Reorganizations, of the FASB Accounting Standards Codification, the reorganization value is assigned to assets and liabilities based upon their fair values.  For purposes of the projected balance sheet at the time of emergence, the Projections assume that equity value is approximately $50 million.  The reported values of specific assets and liabilities are based on assumptions that are subject to material change pending the completion of the valuation of such individual assets and liabilities.  The determination of specific asset and liability fair values will be completed post-emergence, and each asset and liability will be stated at their respective fair values.  If the fair value of all identifiable assets exceeds the fair value of all identifiable assets, a goodwill intangible asset will be established for the excess.

1.	Anticipated Plan Transactions and “Fresh Start” Adjustments

(a)
The projected balance sheet reflects (1) the conversion of the Second Lien Notes to (i) 98% of the equity of reorganized AGC, and (ii) $100 million of Subordinated Notes, and (2) the provision of 2% of the equity of reorganized AGC to holders of AGHC Interests;

(b)	The projected balance sheet reflects the elimination of certain assets and liabilities associated with the initial issuance of the Second Lien Notes;

(c)	The projected balance sheet reflects the replacement of the DIP Facility with the Exit Facility upon emergence;

(d)	The Company must eliminate tax basis net operating loss carryforward and alternative minimum tax credits.

(e)	The projected balance sheet includes adjustments needed to reflect the deemed equity value of $50 million.

For the purpose of preparing the projected balance sheet on a “fresh start” basis and using an equity value of $50 million, the Projections assum there will be an increase in asset value of approximately $57.5 million.  Management determined that the most likely asset requiring adjustment will be reserves.  When recognizing an adjustment to reserves, it is likely that much of the mine development costs will be rolled into the reserves valuation.

VIII.
VALUATION ANALYSIS

The Debtors have been advised by Evercore with respect to the reorganization value of the Reorganized Debtors on a going concern basis.

THE VALUATION INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN OR OF THE PRICES AT WHICH ANY SUCH SECURITIES MAY TRADE AFTER GIVING EFFECT TO THE TRANSACTIONS CONTEMPLATED BY THE PLAN.  THIS VALUATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION AS REQUIRED BY SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST THE DEBTORS.

Solely for purposes of the Plan and the Disclosure Statement, Evercore, as financial advisor to the Debtors and at their request, has estimated the total enterprise value (the “Total Enterprise Value”) of the Reorganized Debtors on a going concern basis as of the Assumed Effective Date. The valuation analysis is based on the Projections for the years 2017 through 2020 (the “Valuation Period”).

In estimating the Total Enterprise Value of the Debtors, Evercore met with the Debtors’ senior management team to discuss the Debtors’ assets, operations and future prospects, reviewed the Debtors’ historical financial information, reviewed certain of the Debtors’ internal financial and operating data, reviewed the Projections, reviewed publicly available third-party information and conducted such other studies, analyses, and inquiries Evercore deemed appropriate. Further, with the consent of the Debtors, Evercore has relied upon the accuracy, completeness, and fairness of such financial and other information furnished by the Debtors. At the direction of the Debtors, Evercore did not attempt to independently audit or verify such information, nor did it seek or perform an independent appraisal of the assets or liabilities of the Reorganized Debtors. Evercore did not conduct an independent investigation into any of the legal, tax, pension or accounting matters affecting the Debtors, and therefore takes no responsibility for and makes no representation as to their impact on the Debtors or the Reorganized Debtors from a financial point of view.

The valuation information set forth in this section represents a valuation of the Reorganized Debtors based on the application of standard valuation techniques, subject to the assumptions and qualifications set forth herein. The estimated values set forth in this section: (i) do not purport to constitute an appraisal of the assets of the Reorganized Debtors; (ii) do not constitute an opinion on the terms and provisions or fairness from a financial point of view to any person of the consideration to be received by such person under the Plan; and (iii) do not necessarily reflect the actual market value that might be realized through a sale or liquidation of the Reorganized Debtors.  The actual value of an operating business such as the Reorganized Debtors’ is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

The Projections are included in Article VII of this Disclosure Statement. The estimated values set forth herein assume that the Reorganized Debtors will achieve the results set forth in their Projections in all material respects and will continue as an operating business. Evercore has relied on the Debtors’ representation and warranty that the Projections: (i) have been prepared in good faith; (ii) are based on fully disclosed assumptions, which, in light of the circumstances under which they were made, are reasonable; (iii) reflect the Debtors’ best currently available estimates; and (iv) reflect the Debtors’ good faith judgments. Evercore does not offer an opinion as to the attainability of the Projections. As disclosed in the Disclosure Statement, the future results of the Reorganized Debtors are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors and Evercore, and consequently are inherently difficult to project.  The Reorganized Debtors’ actual future results may differ materially (positively or negatively) from the Projections, and as a result, the actual total enterprise value of the Reorganized Debtors may be significantly higher or lower than the range estimated herein.

This valuation report contemplates facts and conditions known and existing as of October 12, 2016. Events and conditions subsequent to this date, including updated projections, as well as other factors, could have a substantial effect upon the Total Enterprise Value. Among other things, failure to consummate the Plan in a timely manner may have a materially negative effect on the Total Enterprise Value. For purposes of this valuation, Evercore has assumed that no material changes that would affect the Total Enterprise Value will occur between October 12, 2016 and the Assumed Effective Date.  Neither Evercore nor the Debtors has any obligation to update, revise or reaffirm this valuation.

The following is a brief summary of analyses performed by Evercore to arrive at its recommended range of estimated Total Enterprise Value for the Reorganized Debtors and does not purport to be a complete description of all of the analyses and factors undertaken to support Evercore’s conclusions. The preparation of a valuation is a complex process involving various determinations as to the most appropriate analyses and factors to consider, and the application of those analyses and factors under the particular circumstances.  As a result, the process involved in preparing a valuation report is not readily summarized.

In arriving at its valuation estimate, Evercore did not consider any one analysis or factor to the exclusion of any other analyses or factors. Accordingly, Evercore believes that its analysis and views must be considered as a whole and that selecting portions of its analysis and factors could create a misleading or incomplete view of the processes underlying the preparation of the valuation. Reliance on only one of the methodologies used or portions of the analysis performed could create a misleading or incomplete conclusion as to the estimated Total Enterprise Value.

In performing its analysis, Evercore applied the following valuation methodologies as applicable to the operations of the Debtors: (i) a discounted cash flow analysis; and (ii) a peer group trading analysis.

A.	Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) analysis estimates the value of the Debtors’ business by calculating the present value of expected future cash flows to be generated by that asset or business assuming that the Projections are realized as of the Assumed Effective Date. Under this methodology, projected future cash flows are discounted by a range of discount rates above and below the Debtor’s weighted average cost of capital (the “Discount Rate”), as estimated by Evercore based on the capital asset pricing model as of October 12, 2016. The Total Enterprise Value of the Reorganized Debtors is determined by calculating the present value of the Reorganized Debtors’ unlevered after-tax free cash flows over the course of the

Valuation Period plus an estimate for the value of the Reorganized Debtors beyond the Valuation Period, known as the terminal value. The terminal value is calculated using a range of estimated earnings before interest, taxes and depreciation and amortization expense (“EBITDA”) multiples and perpetuity growth rates.

Although formulaic methods are used to derive the key estimates for the DCF methodology, their application and interpretation still involve complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Debtors, which in turn affect its cost of capital and terminal multiples.

B.	Peer Group Trading Analysis

The peer group trading analysis estimates the value of a company based on a relative comparison with other publicly traded entities with generally similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public entity is determined by examining the trading prices for the equity securities of such entity in the public markets and adding the aggregate amount of outstanding net debt for such entity. Such enterprise values are commonly expressed as multiples of various measures of financial and operating statistics, such as EBITDA. The Total Enterprise Value is then calculated by applying these multiples to the Reorganized Debtors’ projected financial and operational metrics. Although the peer group was compared to the Reorganized Debtors for purposes of this analysis, no entity used in the peer group trading analysis is identical or directly comparable to the Reorganized Debtors. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst consensus estimates. The selection of public comparable entities for this purpose was based upon characteristics that were deemed relevant based on Evercore’s professional judgment.

The selection of appropriate comparable entities is often difficult, a matter of judgment and subject to limitations due to sample size and the availability of meaningful market-based information. Accordingly, Evercore’s comparison of the selected entities to the business of the Reorganized Debtors and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Reorganized Debtors.

C.	Total Enterprise Value

As a result of the analysis described herein, Evercore estimates the Total Enterprise Value of the Reorganized Debtors to be approximately $150 million to $210 million, with a mid-point of $180 million, as of the Assumed Effective Date. Based on assumed pro forma net debt (assuming no excess cash) of $130 million as of the Assumed Effective Date, the Total Enterprise Value of $180 million implies an Equity Value range of $20 to $80 million with a midpoint of $50 million.

Depending on the actual financial results of the Debtors or changes in the financial markets, and due to the assumptions and other uncertainties described above, the enterprise value of the Debtors may differ from the estimated Total Enterprise Value as of the Assumed Effective Date set forth herein.  Accordingly, none of the Debtors, Evercore, or any other person assumes responsibility for the accuracy of the estimated Total Enterprise Value.  In addition, the market prices, to the extent there is a market, of the Reorganized Debtors’ securities will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the investment decisions of the prepetition creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities.

IX.
TRANSFER RESTRICTIONS AND CONSEQUENCES
UNDER FEDERAL SECURITIES LAWS

The Solicitation is being made prior to the Commencement Date pursuant Section 4(a)(2) and Regulation D of the Securities Act and only from Holders of Second Lien Notes Claims and AGHC Interests who are Accredited Investors (as defined in Rule 501 of the Securities Act).

The issuance of and the distribution under the Plan of New Common Stock and Subordinated Notes, to holders of Allowed Second Lien Notes Claims and Allowed AGHC Interests, as applicable, shall be exempt from registration under the Securities Act and any other applicable securities laws pursuant to section 1145 of the Bankruptcy Code.

Section 1145 of the Bankruptcy Code generally exempts from registration under the Securities Act the offer or sale under a chapter 11 plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under a plan, if such securities are offered or sold in exchange for a claim against, or an interest in, the debtor or such affiliate, or principally in such exchange and partly for cash.  In reliance upon this exemption, the New Common Stock and Subordinated Notes issued to holders of Allowed Second Lien Notes Claims and Allowed AGHC Interests, as applicable, will be exempt from the registration requirements of the Securities Act, and state and local securities laws.  These securities may be resold without registration under the Securities Act or other federal or state securities laws pursuant to the exemption provided by Section 4(a)(1) of the Securities Act, unless the holder is an “underwriter” with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code.  In addition, such section 1145 exempt securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states.

Section 1145(b) of the Bankruptcy Code defines “underwriter” for purposes of the Securities Act as one who, except with respect to ordinary trading transactions, (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution or (d) is an issuer, as used in Section 2(a)(11) of the Securities Act, with respect to such securities, which includes control persons of the issuer.

Notwithstanding the foregoing, control person underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 of the Securities Act which, in effect, permit the resale of securities received by such underwriters pursuant to a chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions.  Parties who believe they may be statutory underwriters as defined in section 1145 of the Bankruptcy Code are advised to consult with their own legal advisers as to the availability of the exemption provided by Rule 144.

In any case, recipients of New Common Stock and Subordinated Notes issued under the Plan are advised to consult with their own legal advisers as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

Legends.  To the extent certificated, certificates evidencing the New Common Stock or Subordinated Notes held by holders of 10% or more of the outstanding New Common Stock, or who are otherwise underwriters as defined in Section 1145(b) of the Bankruptcy Code, will bear a legend substantially in the form below:

THE [SHARES OF COMMON STOCK][NOTES] REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS THE DEBTORS RECEIVE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

X.
CERTAIN U.S. TAX CONSEQUENCES OF PLAN

The following discussion summarizes certain material U.S. federal income tax consequences of the implementation of the Plan to the Debtors and to certain holders of Allowed Second Lien Notes Claims and AGHC Interests.  This summary does not address the U.S. federal income tax consequences to holders of claims who are deemed to have rejected the Plan or whose Claims are entitled to payment in full in cash or are otherwise unimpaired under the Plan.  This discussion does not purport to be a complete analysis or listing of all potential tax considerations.

This summary is based on the Tax Code, existing and proposed Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (“IRS”) as in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.  Any such change could significantly affect the U.S. federal income tax consequences described below.

The U.S. federal income tax consequences of the Plan are complex and due to a lack of definitive judicial or administrative authority or interpretation, are subject to significant uncertainties.  The Debtors have not requested a ruling from the IRS, or an opinion of counsel, with respect to any of the tax aspects of the Plan.  The discussion below is not binding on the IRS.  Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.  In addition, this summary does not address any estate or gift tax consequences of the Plan or the consequences of the Plan under any state, local or foreign income or other tax laws, nor does it purport to address the U.S. federal income tax consequences of the Plan (including the ownership and disposition of any consideration received pursuant to the Plan) to special classes of taxpayers (such as persons who are related to the Debtors within the meaning of the Tax Code, non-U.S. holders, broker-dealers, banks, mutual funds, insurance companies, financial institutions, thrifts, small business investment companies, regulated investment companies, tax-exempt organizations, retirement plans, holders of claims who are themselves in bankruptcy, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, certain expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax (“AMT”) or the “Medicare” tax on unearned income, persons holding claims that are part of a straddle, hedging, constructive sale or conversion transaction, or holders that are pass-through entities or investors in pass-through entities).

As indicated, the following discussion generally does not address the U.S. federal income tax consequences to non-U.S. holders.  For purposes of this discussion, the term “non-U.S. holder” means a holder of a claim that is for U.S. federal income tax purposes an individual or entity that is not (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a member in an entity or arrangement treated as a pass-through entity for U.S. federal income tax purposes that holds an Allowed Claim generally will depend on the status of the member and the activities of the pass-through entity.  A member in a pass-through entity holding an Allowed Second Lien Notes Claim should consult its own tax advisors about the U.S. federal income tax consequences applicable to it under the Plan (including the ownership and disposition of any consideration received pursuant to the Plan).

This discussion assumes, except as otherwise indicated herein, that Claims are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Tax Code, and that the various debt and other arrangements to which the Debtors are parties (including the Subordinated Notes) will be respected for U.S. federal income tax purposes in accordance with their form.  In addition, this discussion does not apply to persons who acquire Subordinated Notes or New Common Stock from the original holder.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE PARTICULAR CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR INTEREST.  EACH HOLDER OF A CLAIM OR INTEREST IS URGED TO CONSULT ITS OWN TAX ADVISOR FOR U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES APPLICABLE TO IT UNDER THE PLAN.

A.	Consequences to Debtors

For U.S. federal income tax purposes, the Debtors are members of an affiliated group of corporations (or disregarded entities wholly-owned by members of such group) of which AGHC is the common parent, which files a single consolidated U.S. federal income tax return (the “AG Group”).  The Debtors estimate that the AG Group has net operating loss (“NOL”) carryforwards together with NOLs for the current taxable year of approximately $9 million for U.S. federal income tax purposes as of June 30, 2016, and expects to incur additional NOLs for the period through the Effective Date.  In addition, the Debtors estimate that the AG Group has an aggregate adjusted tax basis in its operating assets (inclusive of cash on hand) of $77 million for U.S. federal income tax purposes as of December 31, 2015.  The amount of any such NOL carryforwards and other tax attributes, and the extent to which any limitations apply, remain subject to audit and adjustment by the IRS.  In addition, as discussed below, the amount of the Debtors’ NOLs (including those incurred through the Effective date of the Plan) are expected to be eliminated, and certain other tax attributes may be reduced, in connection with the implementation of the Plan.

1.	Merger of AGHC into AGC

In accordance with the Plan, but prior to the Effective Date of the Plan, AGHC will merge with and into AGC with the holders of equity interests in AGHC receiving equity interests in AGC.  For U.S. federal income tax purposes, the Merger has been structured to qualify as a “reorganization.”  Accordingly, the Debtors believe that neither AGHC nor AGC should likely recognize gain or loss for U.S. income tax purposes as a result of the merger.  As a result of the Merger, AGC will become the common parent of the AG Group.

2.	Cancellation of Indebtedness and Attribute Reduction

In general, the Tax Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes—such as NOL carryforwards and current year NOLs, capital loss carryforwards, tax credits, and tax basis in assets—by the amount of any cancellation of debt (“COD”) incurred pursuant to a confirmed chapter 11 plan.  The amount of COD incurred is generally the amount by which the indebtedness discharged exceeds the value of any consideration given in exchange therefor.  Certain statutory or judicial exceptions may apply to limit the amount of COD incurred for U.S. federal income tax purposes.  In addition, a debtor generally is not required to reduce its tax basis by an amount greater than the amount by which (if at all) the aggregate tax basis of its assets exceeds the amount of its liabilities, as determined immediately after the debt discharge.  If advantageous, the debtor can elect to reduce the basis of depreciable property prior to any reduction in its NOL carryforwards or other tax attributes.  Where the debtor joins in the filing of a consolidated U.S. federal income tax return, applicable Treasury Regulations require, in certain circumstances, that the tax attributes of the other members of the group also be reduced.

The Debtors will incur substantial COD as a result of the implementation of the Plan. The amount of COD incurred will depend on the fair market value of the New Common Stock and the “issue price” of the Subordinated Notes. Nevertheless, the Debtors' expect that its existing NOL carryforwards and any NOLs incurred through the end of the taxable year in which the Plan goes effective will be eliminated as a result of the attendant attribute reduction.  Due to the limitation on the amount of tax basis reduction based on the amount of its post-discharge liabilities, the Debtors’ expect to incur minimal, if any, reduction in its tax basis.  Although the Debtors have certain other tax attributes, the Debtors do not expect the reduction or elimination of such tax attributes to have a material future cash impact.

3.	Net Operating Loss Limitation

Following the Effective Date and after applying the cancellation of debt rules discussed above, any remaining NOL carryforwards and other tax attributes allocable to periods prior to the Effective Date including certain built-in losses (collectively, “Pre-Change Losses”) will be subject to limitation under Section 382 of the Tax Code.  Section 382 generally limits the amount of Pre-Change Losses a corporate taxpayer can utilize in the years following an “ownership change” and also may limit the Debtors’ ability to use “net unrealized built-in losses” (i.e., certain losses and deductions that have economically accrued prior to, but remain unrecognized as of, the Effective Date) to offset future income.  Although the implementation of the plan will result in an ownership change of the Debtors, the Debtors do not expect there to be a material adverse tax impact as a result of such ownership changes because the Debtors expect their NOLs to be eliminated as a result of the implementation of the Plan and they will not expect to have a net unrealized built-in loss in their assets as of the Effective Date.

B.	Consequences to Holders of Second Lien Notes Claims

Pursuant to the Plan, and in complete and final satisfaction of their Claims, holders of Allowed Second Lien Notes Claims will receive the Subordinated Notes and 98% of the New Common Stock.

1.	Gain or Loss – Generally

The U.S. federal income tax consequences of the Plan to a holder of a Second Lien Notes Claim will depend, in part, on whether such Claim constitutes a “security” of AGC for U.S. federal income tax purposes and whether the Subordinated Notes constitute a “security” of Reorganized AGC for U.S. federal income tax purposes.  If a Second Lien Notes Claim does not constitute a security of AGC, the holder’s receipt of New Common Stock and other consideration in satisfaction of its Claim would be a fully taxable transaction, with the consequences described below in “Fully Taxable Exchange.”  If, on the other hand, a Second Lien Notes Claim is a security of AGC, the holder’s receipt of the New Common Stock and the remaining consideration should be treated as part of a “recapitalization” for U.S. federal income tax purposes, with the consequences described below in “Recapitalization Treatment.”  The status of the Subordinated Notes as a “security” does not impact this initial determination.

The term “security” is not defined in the Tax Code or in the Treasury Regulations promulgated thereunder and has not been clearly defined by judicial decisions.  The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not.  One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term.  In general, debt obligations issued with a weighted average maturity at issuance of less than five (5) years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten (10) years or more do constitute securities.  Additionally, the IRS has ruled that new debt obligations with a term of less than five (5) years issued in exchange for, and bearing substantially the same terms (e.g., other than interest rate) as, outstanding securities should also be classified as securities for this purpose, since the new debt represents a continuation of the holder’s investment in the corporation in substantially the same form.  The Second Lien Notes had an original term to maturity of a few days less than five (5) years, and, accordingly, there is a greater likelihood that the Second Lien Notes do not constitute securities than if they had a term of five (5) years or more.  Holders of Second Lien Notes Claims are urged to consult their own tax advisors regarding the appropriate status for U.S. federal income tax purposes of their Second Lien Notes Claims and the consideration to be received.

(a)	Fully Taxable Exchange

In general, if the satisfaction of a Second Lien Notes Claim pursuant to the Plan is a fully taxable exchange, the holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the “issue price” of such holder’s share of the Subordinated Notes (as discussed below, under B.2.—“Ownership of Subordinated Notes”) and the aggregate fair market value of New Common Stock received (other than any exchange consideration received in respect of a Claim for accrued but unpaid interest) and (ii) the holder’s adjusted tax basis in the Second Lien Notes Claim exchanged (other than any tax basis attributable to accrued but unpaid interest).  See B.3.—“Character of Gain or Loss” below.  In addition, a holder of a Second Lien Notes Claim will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income.  See B.4.—“Distributions in Respect of Accrued but Unpaid Interest” below.  Each holder is urged to consult its own tax advisor regarding the possible application of (or ability to elect out of) the “installment method” of reporting any gain.

In the case of a taxable exchange, a holder’s tax basis in the New Common Stock and the Subordinated Notes received should equal the fair market value of such stock and the issue price of such debt on the Effective Date.  The holder’s holding period in the New Common Stock and the Subordinated Notes received should begin on the day following the Effective Date.

(b)	Recapitalization Treatment

If a Second Lien Notes Claim constitutes a “security” of AGC for U.S. federal income tax purposes, the receipt of New Common Stock in exchange therefor will qualify for tax “recapitalization” exchange treatment.  Classification as a recapitalization exchange generally serves to defer the recognition of any gain or loss by the holder.  However, if the Subordinated Notes do not constitute a security for this purpose, a holder of a Second Lien Notes Claim generally would still have to recognize any gain (as computed in the preceding section), if any, to the extent of the issue price of the Subordinated Notes received, other than any portion allocable to accrued but unpaid interest, which portion will be includable as interest income to the extent not previously included in income.  See B.4.—“Distributions in Respect of Accrued but Unpaid Interest” below.

In a recapitalization exchange, a holder’s aggregate tax basis in the New Common Stock and, if they constitute a security, the Subordinated Notes will equal such holder’s aggregate adjusted tax basis in the Second Lien Notes Claims exchanged therefor, increased by any gain or interest income recognized in the exchange, and decreased by any deductions claimed in respect of any previously accrued but unpaid interest.  If the Subordinated Notes do not constitute a security, the aggregate tax basis of the New Common Stock received as so computed would be reduced by the issue price of the Subordinated Notes.  If the Subordinated Notes constitute securities, the aggregate tax basis presumably should be allocated between the stock and the Subordinated Notes in accordance with their relative fair market values.  A holder’s holding period for the New Common Stock and, if they constitute a security, the Subordinated Notes will include its holding period in the Second Lien Notes Claim exchanged therefor, except to the extent of any exchange consideration received in respect of accrued but unpaid interest.  If the Subordinated Notes do not constitute a security, a holder’s tax basis in the Subordinated Notes should equal the issue price of the Subordinated Notes, and the holder’s holding period for the Subordinated Notes should begin on the day following the Effective Date.

2.	Ownership of Subordinated Notes

(a)	Issuance With Original Issue Discount

In general, a debt instrument will be treated as issued with original issue discount (“OID”) to the extent that its “stated redemption price at maturity” exceeds its “issue price” by more than a de minimis amount.  An instrument’s “stated redemption price at maturity” includes all payments required to be made over the term of the instrument other than payments of “qualified stated interest,” defined as interest required to be paid in cash at fixed periodic intervals of one year or less.  Since it is possible that in any given year, no portion of that year’s interest would be required to be paid in cash, none of the interest with respect to the Subordinated Notes would be qualified stated interest.  The effect of this is to include such interest within the amount of OID on the instrument, which amount is then amortized and generally includable in the holder’s income (as discussed below) over the term of the debt, rather than a holder separately including such interest in income in accordance with the holder’s normal method of tax accounting.

Since the timing of the interest payments under the Subordinated Notes is contingent upon the amount of available cash of the Reorganized Debtors during the applicable year, it is uncertain whether or not the determination of OID on the Subordinated Notes will be governed by certain Treasury Regulations applicable to debt instruments with one or more contingent payments (the “Contingent Payment Regulations”).  The Contingent Payment Regulations would not apply to the Subordinated Notes if the timing of payments on the notes would not change the yield on such notes for OID purposes, which should be the case if the “issue price” of the Subordinated Notes, as discussed below (see B.2(a)—“Consequences to Holders of Second Lien Notes Claims—Ownership of Subordinated Notes—Issuance with Original Issue Discount—Issue Price of Subordinated Notes”), is equal to their stated principal amount.  Additionally, to date, the Treasury Department has reserved on issuing rules under the Contingent Payment Regulations that address the treatment of debt instruments that are only subject to timing contingencies such as the Subordinated Notes.  The Reorganized Debtors intend to take the position, and the discussion herein assumes, that the Subordinated Notes are not subject to the Contingent Payment Regulations even if the issue price of the Subordinated Notes does not equal their stated principal amount.  There can be no assurance, however, that the IRS will not challenge this position and would not ultimately prevail if it asserted that the Subordinated Notes should be governed by the

Contingent Payment Regulations, which may have a material adverse impact on holders.  The Reorganized Debtors will also treat the Subordinated Notes as not having contingent interest described in Section 871(h)(4) of the Tax Code.  Holders of Subordinated Notes are urged to consult their own tax advisors regarding the potential application of the Contingent Payment Regulations to the Subordinated Notes and the consequences thereof.

Issue Price of Subordinated Notes.  The determination of the “issue price” of the Subordinated Notes will depend on whether the Second Lien Notes Claims are considered traded on an “established market” as determined for U.S. federal income tax purposes.  In general, such Claims will be treated as traded on an “established market” for these purposes if, at any time during the 31-day period ending 15 days after the issue date (i) there is a sales price for the Claims that is reasonably available, (ii) there are one or more firm quotes for the Claims or (iii) there are one or more indicative quotes for the Claims, each as determined under applicable Treasury Regulations.  If the Second Lien Notes Claims are considered traded on an established market, the Subordinated Notes’ issue price will be based on the fair market value of the Second Lien Notes Claims adjusted for the fair market value of the New Common Stock also issued with respect to such Claims, as determined by Reorganized AGC.  Such determination will be binding on a U.S. holder unless such holder discloses, on a timely filed U.S. federal income tax return for the taxable year that includes the Effective Date, that its determination differs from Reorganized AGC’s determination.  If the Second Lien Notes Claims are not considered traded on an established market, the issue price of the Subordinated Notes will be their stated principal amount.

Amortization and Inclusion in Income of OID.  A holder generally must include OID in gross income as it accrues over the term of the Subordinated Notes using the “constant yield method” without regard to its regular method of accounting for U.S. federal income tax purposes, and in advance of the receipt of cash payments attributable to that income.  The amount of OID includible in income for a taxable year by a holder generally will equal the sum of the “daily portions” of the total OID on the debt for each day during the taxable year (or portion thereof) on which such holder held the debt.  Generally, the daily portion of the OID is determined by allocating to each day during an accrual period a ratable portion of the OID that is allocable to the accrual period in which such day is included.  The amount of OID allocable to each accrual period generally will be an amount equal to the product of the “adjusted issue price” of the respective tranche of the Subordinated Notes at the beginning of such accrual period and its “yield to maturity.”  The “adjusted issue price” of the Subordinated Notes at the beginning of any accrual period will equal their issue price, increased by the total OID accrued for each prior accrual period, less any cash payments made on the debt on or before the first day of the accrual period.  The “yield to maturity” of the Subordinated Notes will be computed on the basis of a constant annual interest rate and compounded at the end of each accrual period. If the issue price of the Subordinated Notes is more or less than their stated principal amount and the timing of any payments under the Subordinated Notes differs from the payment schedule that was used to determine OID accruals on the Subordinated Notes, then solely for purposes of determining the amortization and inclusion of OID on the Subordinated Notes, the Subordinated Notes will be treated as retired and reissued on the date of the change in circumstances for an amount equal to the adjusted issue price of the Subordinated Notes on such date.

Any OID that a holder includes in income will increase the holder’s tax basis in the Subordinated Notes.  A holder generally will not be required to include separately in income any cash payments received on the Subordinated Notes (including with respect to the payment of any stated interest, since the stated interest was included in the determination of the amount of OID); instead, such payments will reduce the holder’s tax basis in the Subordinated Notes by the amount of the payment.

The rules regarding the determination of issue price and OID are complex, and the OID rules described above may not apply in all cases.  Accordingly, holders are urged to consult their own tax advisors regarding the determination of the issue price of the Subordinated Notes and the application of the OID rules.

(b)	Acquisition and Bond Premium

The amount of OID includible in a holder’s gross income with respect to the Subordinated Notes received will be reduced if the obligation is acquired (or deemed to be acquired) at an “acquisition premium” or with “bond premium.”  A holder may have an “acquisition premium” or “bond premium” only if an exchange qualifies as a recapitalization exchange and the Subordinated Notes constitute securities for U.S. federal income tax purposes.

A debt instrument is acquired at an “acquisition premium” if the holder’s tax basis in the debt is greater than the adjusted issue price of the debt at the time of the acquisition, but is less than or equal to the stated redemption price at maturity of the debt.  If a holder has acquisition premium, the amount of any OID includible in its gross income in any taxable year with respect to such debt generally will be reduced by an allocable portion of the acquisition premium (generally determined by multiplying the annual OID accrual with respect to such debt by a fraction, the numerator of which is the amount of the acquisition premium, and the denominator of which is the total OID).

If a holder has a tax basis in a debt instrument that exceeds the stated redemption price at maturity of such debt, the debt will be treated as having “bond premium” and the holder generally will not include any of the OID in income.  A holder may elect to amortize any bond premium over the period from its acquisition of the debt to the maturity of the debt, in which case the holder should have an ordinary deduction (and a corresponding reduction in tax basis in the debt for purposes of computing gain or loss) in the amount of such bond premium upon the sale or other disposition of the debt, including the repayment of principal.  If such an election to amortize bond premium is not made, a holder will receive a tax benefit from the premium only in computing such holder’s gain or loss upon the sale or other taxable disposition of the debt, including the repayment of principal.

An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds the interest on which is includible in the holder’s gross income and that are held at, or acquired after, the beginning of the holder’s taxable year as to which the election is made.  The election may be revoked only with the consent of the IRS.

(c)	Disposition of Subordinated Notes

In the case of a Second Lien Notes Claim that was acquired at a “market discount” (as discussed below, see B.3.—“Character of Gain or Loss”) and subject to “recapitalization” exchange treatment, the Tax Code indicates that any accrued market discount in respect of any Second Lien Notes Claim that is not currently includible in income should carry over to any nonrecognition property received in exchange therefor (i.e., to the New Common Stock and, if they constitute securities, the Subordinated Notes).  Any gain recognized by a holder upon a subsequent disposition of such Subordinated Notes, if they constitute securities, would be treated as ordinary income to the extent of such Notes’ allocable portion of any accrued market discount not previously included in income.  To date, specific Treasury Regulations implementing this rule have not been issued.

3.	Character of Gain or Loss

Where gain or loss on the exchange of a Claim is recognized by a holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount, and whether and to what extent the holder previously claimed a bad debt deduction.

A holder that purchased its Claim from a prior holder at a “market discount” (relative to the principal amount of the Claims at the time of acquisition) may be subject to the market discount rules of the Tax Code.  In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (i) its stated principal amount or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount.

Under these rules, any gain recognized on the exchange of a Claim (other than in respect of a Claim for accrued but unpaid interest) generally will be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the holder, on a constant yield basis) during the holder’s period of ownership, unless the holder elected to include the market discount in income as it accrued.  If a holder of a Claim did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Claims, such deferred amounts would become deductible at the time of the exchange but, if the exchange is a recapitalization exchange, only up to the amount of gain that the holder recognizes in the exchange.

4.	Distributions in Respect of Accrued But Unpaid Interest

In general, to the extent that any consideration received pursuant to the Plan by a holder of a Claim is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income).  Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest was previously included in its gross income and is not paid in full.

The Plan provides that, except as otherwise required by law (as reasonably determined by the Debtors), consideration received in respect of a Second Lien Notes Claim is allocable first to the principal amount of the Claim (as determined for U.S. federal income tax purposes) and then, to the extent of any excess, to the remainder of the Claim, including any Claim for accrued but unpaid interest (in contrast, for example, to a pro rata allocation of a portion of the exchange consideration received between principal and interest, or an allocation first to accrued but unpaid interest).  (See Section 6.18 of the Plan.)  There is no assurance that the IRS will respect such allocation for U.S. federal income tax purposes.  Holders are urged to consult their own tax advisors regarding the allocation of consideration and the inclusion and deductibility of accrued but unpaid interest for U.S. federal income tax purposes.

5.	Disposition of New Common Stock

Subject to the discussion below, any gain or loss recognized by a holder on the sale, exchange, or other disposition of the New Common Stock generally should be capital gain or loss in an amount equal to the difference, if any, between the amount realized by the holder and the holder’s adjusted tax basis in the New Common Stock immediately before the sale, exchange, or other disposition.  Any such gain or loss generally should be long-term if the holder’s holding period for its stock is more than one year at that time.  The use of capital losses is subject to limitations.

As discussed above (see B.2(c)—“Consequences to Holders of Second Lien Notes Claims—Ownership of Subordinated Notes—Disposition of Subordinated Notes”), in the case of a Second Lien Notes Claim that was acquired at a “market discount” and subject to “recapitalization” exchange treatment, the Tax Code indicates that any accrued market discount in respect of any Second Lien Notes Claim that is not currently includible in income should carry over to any nonrecognition property received in exchange therefor (i.e., to the New Common Stock and, if they constitute securities, the Subordinated Notes).  Any gain recognized by a holder upon a subsequent disposition of such New Common Stock would be treated as ordinary income to the extent of such stock’s allocable portion of any accrued market discount not previously included in income.  To date, specific Treasury Regulations implementing this rule have not been issued.

In addition, any gain recognized by the holder upon a subsequent taxable disposition of the stock (or any stock or property received for it in a later tax-free exchange) would be treated as ordinary income for U.S. federal income tax purposes to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to the Second Lien Notes Claim for which stock was received and any ordinary loss deductions incurred upon satisfaction of such Claim, less any income (other than interest income) recognized by the holder upon satisfaction of such Claim, and (ii) with respect to a cash-basis holder, also any amounts which would have been included in its gross income if the holder’s Claim had been satisfied in full but which was not included by reason of the cash method of accounting.

With respect to non-U.S. holders, see discussion below regarding the potential status of Reorganized AGC as a U.S. real property holding company.

6.	United States Real Property Holding Company Status of Reorganized AGC

Although the tax discussion herein generally does not apply to non-U.S. holders, such holders should be aware that Reorganized AGC could be a U.S. real property holding corporation (“USRPHC”).  If Reorganized AGC is or has been a USRPHC for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period of the New Common Stock, non-U.S. holders would be subject to withholding tax (currently at a rate of 15%) on the gross amount received upon the disposition of their shares of New Common Stock.  Although the Debtors have not performed a formal analysis and it is therefore not free from doubt, it is likely that Reorganized AGC will be a USRPHC as of the Effective Date.  Assuming Reorganized AGC meets the criteria for classification as a USRPHC, non-U.S. holders receiving New Common Stock (whether in exchange for their Allowed Second Lien Notes Claims or as a holder of AGHC Interests) are urged to consult their own tax advisors with respect to the U.S. tax consequences applicable to the exchange of their Claims or AGHC Interests pursuant to the Plan and the ownership of New Common Stock.

C.	Consequences of Merger to Holders of AGHC Interests

As discussed above (see A.1—“Consequences to the Debtors—Merger of AGHC into AGC”), the Merger is structured to qualify as a “reorganization” for U.S. federal income tax purposes.  So treated, any gain or loss realized as a result of the receipt of new equity interests in exchange for a holder’s AGHC Interests will generally be deferred.  In addition, on the Effective Date, the new equity interests so received will be exchanged for New Common Stock in a “recapitalization” exchange in which no gain or loss generally will be recognized.  Accordingly, a holder’s aggregate tax basis in its New Common Stock generally should equal such holder’s aggregate adjusted tax basis in the AGHC Interests exchanged in the Merger, and the holder’s holding period for the New Common Stock generally should include its holding period in the AGHC Interests exchanged. Additionally, in accordance with the Plan, the Debtors intend to reincorporate AGC as a corporation organized under the laws of the state of Delaware (by way of conversion or merger).  The reincorporation may occur following the Merger but prior to the Effective Date at a time when the holders of AGHC Interests hold new equity interests in AGC.  Such reincorporation should not alter the U.S. federal income tax consequences to holders of AGHC Interests described herein.   Holders of AGHC Interests are urged to consult their own tax advisors regarding the federal income tax consequences of the Plan to them (including the tax treatment of the Merger, the reincorporation and, in the case of non-U.S. holders, the potential status of AGC and/or Reorganized AGC as a USRPHC).

D.	Information Reporting and Backup Withholding

Certain payments, including the payments with respect to claims pursuant to the Plan or by the Reorganized Debtors, may be subject to information reporting by the payor to the IRS.  Moreover, such reportable payments may be subject to backup withholding (currently at a rate of 28%) under certain circumstances.  Backup withholding is not an additional tax.  Rather, amounts withheld under the backup withholding rules may be credited against a holder’s federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally a United States federal income tax return).  The Debtors intend to comply with all applicable reporting withholding and requirements of the Tax Code.

E.	Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF A HOLDER OF A CLAIM OR AGHC INTEREST.  ACCORDINGLY, HOLDERS OF CLAIMS AND AGHC INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

XI.
CERTAIN RISK FACTORS TO BE CONSIDERED

Prior to voting to accept or reject the Plan, holders of Claims and Interests should read and carefully consider the risk factors set forth below, in addition to the information set forth in this Disclosure Statement together with any attachments, exhibits, or documents incorporated by reference hereto.  The factors below should not be regarded as the only risks associated with the Plan or its implementation.

A.	Certain Bankruptcy Law Considerations

1.	General

While the Debtors believe that the Chapter 11 Cases will be of short duration and will not be materially disruptive to their businesses, the Debtors cannot be certain that this will be the case.  Although the Plan is designed to minimize the length of the Chapter 11 Cases, it is impossible to predict with certainty the amount of time that one or more of the Debtors may spend in bankruptcy or to assure parties in interest that the Plan will be confirmed.  Even if confirmed on a timely basis, bankruptcy proceedings to confirm the Plan could have an adverse effect on the Debtors’ business.  Among other things, it is possible that bankruptcy proceedings could adversely affect the Debtors’ relationships with their key customers and employees.  The proceedings will also involve additional expense and may divert some of the attention of the Debtors’ management away from business operations.

2.	Risk of Non-Confirmation of Plan

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications to the Plan will not be required for confirmation or that such modifications would not necessitate re-solicitation of votes.  Moreover, the Debtors can make no assurances that they will receive the requisite acceptances to confirm the Plan, and even if all Voting Classes (as defined herein) voted in favor of the Plan or the requirements for “cramdown” are met with respect to any Class that rejected the Plan, the Bankruptcy Court, which may exercise substantial discretion as a court of equity, may choose not to confirm the Plan.  If the Plan is not confirmed, it is unclear what distributions holders of Claims or Interests ultimately would receive with respect to their Claims or Interests in a subsequent plan of reorganization.

3.	Non-Consensual Confirmation

In the event that any impaired class of claims or equity interests does not accept or is deemed not to accept a plan of reorganization, the Bankruptcy Court may nevertheless confirm such plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. Should any Class vote to reject the Plan, then these requirements must be satisfied with respect to such rejecting Classes. The Debtors believe that the Plan satisfies these requirements.

4.	Risk of Non-Occurrence of Effective Date

Although the Debtors believe that the Effective Date will occur soon after the Confirmation Date, there can be no assurance as to the timing of the Effective Date.  If the conditions precedent to the Effective Date set forth in the Plan have not occurred or have not been waived as set forth in Article IX of the Plan, then the Confirmation Order may be vacated, in which event no distributions would be made under the Plan, the Debtors and all holders of Claims or Interests would be restored to the status quo as of the day immediately preceding the Confirmation Date, and the Debtors’ obligations with respect to Claims and Interests would remain unchanged.

5.	Risk of Termination of Restructuring Support Agreement

The Restructuring Support Agreement contains certain provisions that give the parties the ability to terminate the Restructuring Support Agreement if various conditions are satisfied.  As noted above, termination of the Restructuring Support Agreement could result in protracted Chapter 11 Cases, which could significantly and detrimentally impact the Debtors’ relationships with vendors, suppliers, employees, and major customers.

6.	Conversion to Chapter 7 Cases

If no plan of reorganization can be confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of holders of Claims and Interests, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code.  See Article XIII hereof, as well as the Liquidation Analysis attached hereto as Exhibit I, for a discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of Claims and Interests.

B.	Additional Factors Affecting Value of Reorganized Debtors

1.	Claims Could Be More than Projected

There can be no assurance that the estimated Allowed amount of Claims in certain Classes will not be significantly more than projected, which, in turn, could cause the value of distributions to be reduced substantially.  Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the ultimate results.  Therefore, the actual amount of Allowed Claims may vary from the Debtors’ Projections and feasibility analysis, and the variation may be material.

2.	Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary

Certain of the information contained in this Disclosure Statement is, by nature, forward-looking, and contains (i) estimates and assumptions which might ultimately prove to be incorrect and (ii)  projections which may be materially different from actual future experiences.  There are uncertainties associated with any projections and estimates, and they should not be considered assurances or guarantees of the amount of funds or the amount of Claims in the various Classes that might be Allowed.

C.	Risks Relating to Debtors’ Business and Financial Condition

1.	Risks Associated with Debtors’ Business and Industry

Ore is economically recoverable when the price at which our ore can be sold exceeds the costs and expenses of mining and selling the ore.  The amount of the Company’s economically recoverable ore reserves depends upon a number of variable factors.  These factors and assumptions include:

•	Geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience in areas we currently mine;

•	Future ore prices, operating costs and capital expenditures;

•	Severance and excise taxes, royalties and development and reclamation costs;

•	Future mining technology improvements;

•	The effects of regulation by governmental agencies;

•	Ability to obtain, maintain and renew all required permits;

•	Labor costs;

•	Employee health and safety; and

•	Historical production from the area compared with production from other producing areas.

In addition, the Company derives a substantial portion of their revenue from companies in the oil and gas services industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and gas prices. Many factors beyond the Company’s control affect oil and gas prices, including:

•	The cost of exploring for, producing and delivering oil and gas;

•	The discovery rate of new oil and gas reserves;

•	The rate of decline of existing and new oil and gas reserves;

•	Available pipeline and other oil and gas transportation capacity;

•	The levels of oil and gas storage;

•	The ability of oil and gas companies to raise capital;

•	Economic conditions in the United States and elsewhere;

•	Actions by the Organization of Petroleum Exporting Countries;

•	Political instability in the Middle East and other major oil and gas producing regions;

•	Governmental regulations, both domestic and foreign;

•	Domestic and foreign tax policy;

•	Weather conditions in the United States and elsewhere;

•	The pace adopted by foreign governments for the exploration, development and production of their national reserves;

•	The price of foreign imports of oil and gas; and

•	The overall supply and demand for oil and gas.

Other factors that affect the Company’s business include:

•	The Company’s ability to continually replace reserves depleted by production;

•	The Company’s ability to maintain and/or acquire necessary mineral ownership rights;

•	The Company’s ability to continue to operate their processing facility;

•	Whether there is any disruption within the Uintah Basin in northeastern Utah;

•	The Company’s ability to obtain equipment, parts, and raw materials in a timely manner, in sufficient quantities and at reasonable costs;

•	The availability and reliability of transportation facilities and fluctuations in transportation costs;

•	The cost of compliance with environmental, health and safety laws or permits;

•	The Company’s ability to obtain necessary permits;

•	Any penalties, fines, or sanctions levied by the U.S. Mine Safety and Health Administration; and

•	The imposition of new taxes or the significant increase in taxes, particularly by Utah taxing authorities.

2.	DIP Facility

The DIP Facility is intended to provide liquidity to the Debtors during the pendency of the Chapter 11 Cases. There can be no assurance that the Bankruptcy Court will approve the DIP Facility on the terms requested by the Debtors, which could endanger the funding of the Chapter 11 Cases. Moreover, if the Chapter 11 Cases take longer than expected to conclude, the Debtors may exhaust or lose access to their financing. There is no assurance that they will be able to obtain additional financing from their existing lenders or otherwise. In either such case, the liquidity necessary for the orderly functioning of the Debtors’ business may be materially impaired.

3.	Post-Effective Date Indebtedness

Following the Effective Date, the Reorganized Debtors expect to have outstanding indebtedness of at least $130 million, which includes amounts expected to be outstanding under the Exit Facility and the Subordinated Notes.  The Reorganized Debtors’ ability to service their debt obligations will depend on, among other things, the Company’s compliance with affirmative and negative covenants, their future operating performance, which depends partly on economic, financial, competitive, and other factors beyond the Reorganized Debtors’ control.  The Reorganized Debtors may not be able to generate sufficient cash from operations to meet their debt service obligations as well as fund necessary capital expenditures.  In addition, if the Reorganized Debtors need to refinance their debt, obtain additional financing, or sell assets or equity, they may not be able to do so on commercially reasonable terms, if at all.

D.	Factors Relating to Securities to Be Issued Under Plan, Generally

1.	No Current Public Market for Securities

There is currently no market for the New Common Stock, and there can be no assurance as to the development or liquidity of any market for any such securities. The Reorganized Debtors are under no obligation to list any securities on any national securities exchange.  The New Common Stock also will not be issued through the Depository Trust Company.  Therefore, there can be no assurance that any of the foregoing securities will be tradable or liquid at any time after the Effective Date. If a trading market does not develop or is not maintained, holders of the foregoing securities may experience difficulty in reselling such securities or may be unable to sell them at all. Even if such a market were to exist, such securities could trade at prices higher or lower than the estimated value set forth in this Disclosure Statement depending upon many factors including, without limitation, prevailing interest rates, markets for similar securities, industry conditions, and the performance of, and investor expectations for, the Reorganized Debtors. Accordingly, holders of these securities may bear certain risks associated with holding securities for an indefinite period of time.

2.	Potential Dilution

The ownership percentage represented by the New Common Stock distributed on the Effective Date under the Plan will be subject to dilution from the conversion of any options, warrants, convertible securities, exercisable securities, or other securities that may be issued post-emergence.

In the future, similar to all companies, additional equity financings or other share issuances by any of the Reorganized Debtors could adversely affect the value of the New Common Stock issuable upon such conversion.  The amount and dilutive effect of any of the foregoing could be material.

E.	Risks Related to Investment in Exit Facility

1.	Insufficient Cash Flow to Meet Debt Obligations

On the Effective Date, on a consolidated basis, it is expected that the Reorganized Debtors will have total indebtedness of approximately $130 million, which is expected to consist of the $30 million Exit Facility plus $100 million in Subordinated Notes. The interest rates under the Exit Facility and the Subordinated Notes are 15% and 17% respectively.  Up to five percent (5%) of the Exit Facility interest and all of the Subordinated Notes may be paid-in-kind to the extent the Company would have less than $10 million of available cash on hand pro forma for the applicable interest payment.  This level of expected indebtedness and the funds required to service such debt could, among other things, make it more difficult for the Reorganized Debtors to satisfy their obligations under such indebtedness, and could increase the risk of default on such debt obligations.

The Reorganized Debtors’ earnings and cash flow may vary significantly from year to year. Additionally, the Reorganized Debtors’ future cash flow may be insufficient to meet their debt obligations and commitments. Any insufficiency could negatively impact the Reorganized Debtors’ business. A range of economic, competitive, business, and industry factors will affect the Reorganized Debtors’ future financial performance and, as a result, their ability to generate cash flow from operations and to pay their debt. Many of these factors are beyond the Reorganized Debtors’ control.

If the Reorganized Debtors do not generate enough cash flow from operations to satisfy their debt obligations, they may have to undertake alternative financing plans, such as:

•	Refinancing or restructuring debt;

•	Selling assets;

•	Reducing or delaying capital investments; or

•	Seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Reorganized Debtors to meet their debt obligations. An inability to generate sufficient cash flow to satisfy their debt obligations or to obtain alternative financing could materially and adversely affect (i) the Reorganized Debtors’ ability to make payments on the Exit Facility and (ii) their business, financial condition, results of operations, and prospects.  Moreover, to the extent that the Debtors cash flow only minimally exceeds its debt service obligations under the Exit Facility and other post-Restructuring debt, the value of the equity of Reorganized AGC may be diminished.

2.	Defects in Collateral Securing Exit Facility

The indebtedness under the Exit Facility will be secured, subject to certain exceptions and permitted liens, on a first-priority basis by security interests in the Collateral (as defined in the DIP Credit Agreement) The Collateral securing the Exit Facility may be subject to exceptions, permitted encumbrances, and liens. Further, the Debtors have not conducted appraisals of any of their assets constituting Collateral to determine if the value of the Collateral upon foreclosure or liquidation equals or exceeds the amount of the Exit Facility or such other obligation secured by the Collateral. Accordingly, it cannot be assured that the remaining proceeds from a sale of the Collateral would be sufficient to repay holders of the debt under the Exit Facility all amounts owed under them. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell Collateral in an orderly manner, general economic conditions, the availability of buyers, the Reorganized Debtors’ failure to implement their business strategy, and similar factors. The amount received upon a sale of Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, and the timing and manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Reorganized Debtors’ obligations under the Exit Facility, in full or at all. There can also be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the Exit Facility.

3.	Failure to Perfect Security Interests in Collateral

The failure to properly perfect liens on the Collateral could adversely affect the Collateral agent’s ability to enforce its rights with respect to the Collateral for the benefit of the holders of the Exit Facility. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the Collateral agent will monitor, or that Reorganized AGC will inform the trustee or the Collateral agent of, the future acquisition of such property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral.  Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes against third parties.

4.	Casualty Risk of Collateral

The Reorganized Debtors will be obligated by the Exit Facility to maintain adequate insurance or otherwise insure against hazards as is customarily done by companies having assets of a similar nature in the same or similar localities. There are, however, certain losses that may either be uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate the Reorganized Debtors fully for their losses. If there is a total or partial loss of any of the pledged Collateral, the insurance proceeds received may be insufficient to satisfy the secured obligations of the Reorganized Debtors, including the Exit Facility.

5.	Any Future Pledge of Collateral Might Be Avoidable in a Subsequent Bankruptcy by Reorganized Debtors

Any future pledge of Collateral in favor of the Collateral agent, including pursuant to security documents delivered after the date of the Exit Facility, might be avoidable by the pledgor (as a subsequent debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the securities under the Exit Facility to receive a greater recovery than if the pledge had not been given, and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

F.	Risks Related to an Investment in the New Common Stock

1.	Significant Holders

Certain holders of Allowed Second Lien Notes Claims are expected to acquire a significant ownership interest in the New Common Stock pursuant to the Plan. Such ownership concentration could, under certain circumstances, result in certain holders being in a position to influence or control the outcome of actions requiring stockholder approval, including the election of directors, without the approval of other stockholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Reorganized Debtors and, consequently, have an impact upon the value of the New Common Stock.

2.	Equity Interests Subordinated to Reorganized Debtors’ Indebtedness

In any subsequent liquidation, dissolution, or winding up of the Reorganized Debtors, the New Common Stock would rank below all debt claims against the Reorganized Debtors.  As a result, holders of the New Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Reorganized Debtors until after all the Reorganized Debtors’ obligations to their debt holders have been satisfied.

3.	Implied Valuation of New Common Stock Not Intended to Represent Trading Value of New Common Stock

The valuation of the Reorganized Debtors is not intended to represent the trading value of New Common Stock in public or private markets and is subject to additional uncertainties and contingencies, all of which are difficult to predict.  Actual market prices of such securities at issuance will depend upon, among other things: (1) prevailing interest rates; (2) conditions in the financial markets; (3) the anticipated initial securities holdings of prepetition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis; and (4) other factors that generally influence the prices of securities.  The actual market price of the New Common Stock is likely to be volatile.  Many factors, including factors unrelated to the Reorganized Debtors’ actual operating performance and other factors not possible to predict, could cause the market price of the New Common Stock to rise and fall, including the Debtors post-reorganization debt service obligations.  Accordingly, the implied value, stated herein and in the Plan, of the securities to be issued does not necessarily reflect, and should not be construed as reflecting, values that will be attained for the New Common Stock in the public or private markets.

4.	No Intention to Pay Dividends

Upon the Effective Date, Reorganized AGC does not anticipate paying any dividends on the New Common Stock as it expects to retain any future cash flows for debt reduction and to support its operations. As a result, the success of an investment in the New Common Stock could depend upon, among other things, the future appreciation in the value of the New Common Stock. There is, however, no guarantee that the New Common Stock will appreciate in value or even maintain their initial value.

G.	Additional Factors

1.	Debtors Could Withdraw Plan

Subject to the terms of, and without prejudice to, the rights of any party to the Restructuring Support Agreement, the Plan may be revoked or withdrawn prior to the Confirmation Date by the Debtors.

2.	Debtors Have No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtors as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date.  The Debtors have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Bankruptcy Court.

3.	No Representations Outside Disclosure Statement Are Authorized

No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement.  Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than those contained in, or included with, this Disclosure Statement should not be relied upon in making the decision to accept or reject the Plan.

4.	No Legal or Tax Advice Is Provided by Disclosure Statement

The contents of this Disclosure Statement should not be construed as legal, business, or tax advice.  Each Creditor or Interest holder should consult their own legal counsel and accountant as to legal, tax, and other matters concerning their Claim or Interest.

This Disclosure Statement is not legal advice to you.  This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

5.	No Admission Made

Nothing contained herein or in the Plan will constitute an admission of, or will be deemed evidence of, the tax or other legal effects of the Plan on the Debtors or holders of Claims or Interests.

6.	Certain Tax Consequences

For a discussion of certain tax considerations to the Debtors and certain holders of Claims in connection with the implementation of the Plan, see Article X hereof.

XII.
VOTING PROCEDURES AND REQUIREMENTS

A.	Parties Entitled to Vote

Under the Bankruptcy Code, only holders of claims or interests in “impaired” classes are entitled to vote on a plan.  Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan, and, accordingly, holders of such claims and interests do not actually vote on the plan.  If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the Plan.

A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

The Bankruptcy Code defines “acceptance” of a plan by a class of: (i) claims as acceptance by creditors in that class that hold at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the claims that cast ballots for acceptance or rejection of the plan; and (ii) interests as acceptance by interest holders in that class that hold at least two-thirds (2/3) in dollar amount of the interests that cast ballots for acceptance or rejection of the plan.

The claims and interests in the following classes are impaired under the Plan and entitled to vote to accept or reject the Plan (“Voting Classes” or “Voting Claims”):

•	Class 3 – Second Lien Notes Claims
•	Class 6 – AGHC Interests

The solicitation of votes on the Plan with respect to the Second Lien Notes Claims and the AGHC Interests is being made pursuant to Section 4(a)(2) and Regulation D of the Securities Act and only from holders of such Claims or Interests who are eligible Second Lien Noteholders or eligible holders of AGHC Interests (i.e., Accredited Investors as defined in Rule 501 of the Securities Act) (collectively, “Eligible Holders”); provided, however, that all holders of Allowed Second Lien Notes Claims and Allowed AGHC Interests will be entitled to receive distributions under the Plan.

B.	Voting Deadline

Before voting to accept or reject the Plan, each Eligible Holder of an Allowed AGHC Interest or Allowed Second Lien Notes Claim as of the Voting Record Date should carefully review the Plan attached hereto as Exhibit A.  All descriptions of the Plan set forth in this Disclosure Statement are subject to the terms and conditions of the Plan.

Ballots will be provided for holders of Voting Claims as of the Voting Record Date (October 13, 2016) to vote to accept or reject the Plan (a “Ballot”).  Because Classes 1, 2, 4, 5, 8 are unimpaired and deemed to accept, and Class 7 is conclusively deemed to reject, only Classes 3 and 6 are entitled to vote.

Each Ballot contains detailed voting instructions and sets forth in detail, among other things, the deadlines, procedures, and instructions for voting to accept or reject the Plan, the Voting Record Date for voting purposes, and the applicable standards for tabulating Ballots.

The Debtors have engaged Epiq Bankruptcy Solutions, LLC as their voting agent (the “Voting Agent”) to assist in the transmission of voting materials and in the tabulation of votes with respect to the Plan.

THE VOTING DEADLINE IS 5:00 P.M., PREVAILING EASTERN TIME, ON NOVEMBER 16, 2016, UNLESS EXTENDED BY THE DEBTORS (THE “VOTING DEADLINE”).

CLASS 3:  IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR VOTE (WHETHER ON A MASTER BALLOT SUBMITTED BY YOUR NOMINEE OR ON A PREVALIDATED BALLOT) MUST BE RECEIVED BY THE VOTING AGENT AT THE ADDRESS SET FORTH BELOW ON OR BEFORE THE VOTING DEADLINE.  IF YOU HOLD YOUR SECOND LIEN NOTES CLAIMS

THROUGH A NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR NOMINEE FOR RETURNING YOUR BALLOT.

CLASS 6:  IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR VOTE MUST BE RECEIVED BY THE VOTING AGENT AT THE ADDRESS SET FORTH BELOW ON OR BEFORE THE VOTING DEADLINE.

Delivery of a Ballot by facsimile, e-mail, or any other electronic means will not be accepted.  Ballots must be returned by the Voting Deadline with an original signed copy to:

By First Class Mail, Overnight Courier, or Personal Delivery:

AGC BALLOT PROCESSING
C/O EPIQ BANKRUPTCY SOLUTIONS, LLC
777 THIRD AVENUE, 12TH FLOOR
NEW YORK, NY 10017
TELEPHONE: +1 (646) 282-2500 OR (866) 734-9393 (TOLL FREE)

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT NO LATER THAN THE VOTING DEADLINE.

ANY BALLOT THAT IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL NOT BE COUNTED.  THE DEBTORS, IN THEIR SOLE DISCRETION, MAY REQUEST THAT THE VOTING AGENT ATTEMPT TO CONTACT SUCH VOTERS TO CURE ANY SUCH DEFECTS IN THE BALLOTS.  THE FAILURE TO VOTE DOES NOT CONSTITUTE A VOTE TO ACCEPT OR REJECT THE PLAN.  AN OBJECTION TO THE CONFIRMATION OF THE PLAN, EVEN IF TIMELY SERVED, DOES NOT CONSTITUTE A VOTE TO ACCEPT OR REJECT THE PLAN.

C.	Voting Procedures

The Debtors are providing copies of this Disclosure Statement (including all exhibits and appendices) and related materials and a Ballot (collectively, a “Solicitation Package”) to record holders of the AGHC Interests and record holders of the Second Lien Notes Claims.8  Record holders of the Second Lien Notes Claims may include Nominees.  If such entities do not hold Second Lien Notes Claims for their own account, they must provide copies of the Solicitation Package to their customers that are the Eligible Holders thereof as of the Voting Record Date.  Any Eligible Holder of AGHC Interests or Second Lien Notes Claims who has not received a Ballot should contact his, her, or its Nominee, or the Voting Agent.  The Second Lien Notes Trustee will not vote on behalf of its respective holders.  Each Eligible Holder of the AGHC Interests and the Second Lien Notes Claims must submit its own Ballot.

Holders of the AGHC Interests or the Second Lien Notes Claims should provide all of the information requested by the Ballot.  Holders of the AGHC Interests and the Second Lien Notes Claims should complete and return all Ballots received in the enclosed, self-addressed, postage-paid envelope provided with each such Ballot either to the Voting Agent or their Nominee, as applicable.

8 The Consenting Second Lien Noteholders will also receive a Solicitation Package.  The Ballot included in such Solicitation Package must be validated by the applicable Nominee prior to returning such Ballot to the Voting Agent.

1.	AGHC Interests

An Eligible Holder who holds AGHC Interests as record holder in its own name should vote on the Plan by completing and signing a Ballot and returning it directly to the Voting Agent on or before the Voting Deadline9 using the enclosed self-addressed, postage-paid envelope.

2.	Second Lien Notes Claims

An Eligible Holder who holds Second Lien Notes Claims as a record holder in its own name should vote on the Plan by completing and signing a Ballot (a “Beneficial Holder Ballot”) and returning it directly to the Voting Agent on or before the Voting Deadline10 using the enclosed self-addressed, postage-paid envelope.

An Eligible Holder holding Second Lien Notes Claims in “street name” through a Nominee may vote on the Plan by one of the following two methods (which election will depend on whether the Nominee has pre-validated the Beneficial Holder Ballot):11

•
If the Beneficial Holder Ballot is not pre-validated: Complete and sign the enclosed Beneficial Holder Ballot.  Return the Beneficial Holder Ballot to your Nominee, using the enclosed self-addressed, postage-paid envelope, as promptly as possible and in sufficient time to allow such Nominee to process your instructions and return a completed Master Ballot (as defined below) to the Voting Agent by the Voting Deadline.  If no self-addressed, postage-paid envelope to your Nominee was enclosed for this purpose, contact the Voting Agent for instructions; or

•
If the Beneficial Holder Ballot is pre-validated by the Nominee: Complete and sign the pre-validated Beneficial Holder Ballot (as described below) provided to you by your Nominee.  Your pre-validated Beneficial Holder Ballot will be complete except for Item 2, Item 3, and Item 4.  Return the pre-validated Beneficial Holder Ballot to the Voting Agent by the Voting Deadline or as otherwise instructed by the Nominee, using the self-addressed, postage-paid return envelope provided in the Solicitation Package.

Any Beneficial Holder Ballot returned to a Nominee by an Eligible Holder will not be counted for purposes of acceptance or rejection of the Plan until such Nominee properly (i) completes the Beneficial Holder Ballot (properly validated) and such Ballot is delivered to the Voting Agent or (ii) records the vote of such Eligible Holder on a Master Ballot delivered to the Voting Agent.

If any Eligible Holder owns the Second Lien Notes Claims through more than one Nominee, such Eligible Holder may receive multiple mailings containing the Beneficial Holder Ballots.  The Eligible Holder should execute a separate Beneficial Holder Ballot for each block of the Second Lien Notes Claims that it holds through any particular Nominee and return each Beneficial Holder Ballot to the respective Nominee in the return envelope provided therewith.  Eligible Holders who execute multiple Beneficial Holder Ballots with respect to the Second Lien Notes Claims held through more than one Nominee must indicate on each Beneficial Holder Ballot the names of all such other Nominees and the additional amounts of such Second Lien Notes Claims so held and voted.

9 The Consenting AGHC Interest Holders have agreed to submit a ballot by October 24, 2016 to the extent reasonably practicable.
10 The Consenting Second Lien Noteholders have agreed to submit a ballot by October 24, 2016 to the extent reasonably practicable.
11 The Consenting Second Lien Noteholders should request that their applicable Nominee validate their Beneficial Holder Ballot and, upon such validation, should submit such Ballot to the Voting Agent.

3.	Nominees of Second Lien Noteholders

A Nominee that, on the Voting Record Date, is the record holder of the Second Lien Notes Claims for one or more Eligible Holders can obtain the votes of the Eligible Holders of such Second Lien Notes Claims consistent with customary practices for obtaining the votes of securities held in “street name,” in one of the following two ways:

(a)	Pre-Validated Ballots

The Nominee may “pre-validate” a Beneficial Holder Ballot by (i) signing the Beneficial Holder Ballot and indicating on the Beneficial Holder Ballot the name of the Nominee and DTC Participant Number, (ii) the amount and the account number of the Second Lien Notes Claims held by the Nominee for the Eligible Holder, and (iii) forwarding such Beneficial Holder Ballot, together with the Disclosure Statement, a pre-addressed, postage-paid return envelope addressed to, and provided by, the Voting Agent, and other materials requested to be forwarded, to the Eligible Holder for voting.  The Eligible Holder must then complete the information requested in Item 2, Item 3, and Item 4 of the Beneficial Holder Ballot, and return the Beneficial Holder Ballot directly to the Voting Agent in the pre-addressed, postage-paid return envelope so that it is RECEIVED by the Voting Agent on or before the Voting Deadline.  A list of the Eligible Holders to whom “pre-validated” Beneficial Holder Ballots were delivered should be maintained by Nominees for inspection for at least one (1) year from the Voting Deadline.

(b)	Master Ballots

If the Nominee elects not to pre-validate Beneficial Holder Ballots, the Nominee may obtain the votes of Eligible Holders by forwarding to the Eligible Holders the unsigned Beneficial Holder Ballots, together with the Disclosure Statement, a pre-addressed, postage-paid return envelope provided by, and addressed to, the Nominee, and other materials requested to be forwarded.  Each such Eligible Holder must then indicate his, her, or its vote on the Beneficial Holder Ballot, complete the information requested on the Beneficial Holder Ballot, review the certifications contained on the Beneficial Holder Ballot, execute the Beneficial Holder Ballot, and return the Beneficial Holder Ballot to the Nominee.  After collecting the Beneficial Holder Ballots, the Nominee should, in turn, complete a Ballot compiling the votes and other information from the Beneficial Holder Ballots (the “Master Ballot”), execute the Master Ballot, and deliver the Master Ballot to the Voting Agent so that it is RECEIVED by the Voting Agent on or before the Voting Deadline.  All Beneficial Holder Ballots returned by Eligible Holders should either be forwarded to the Voting Agent (along with the Master Ballot) or retained by Nominees for inspection for at least one (1) year from the Voting Deadline.  EACH NOMINEE SHOULD ADVISE ITS ELIGIBLE HOLDERS TO RETURN THEIR BENEFICIAL HOLDER BALLOTS TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT SO THAT IT IS RECEIVED BY THE VOTING AGENT ON OR BEFORE THE VOTING DEADLINE.

Tabulation of Pre-Validated Ballots and Master Ballots:

(i)
Votes cast by a Beneficial Holder on a pre-validated ballot or on a Master Ballot through a Nominee will be applied against the positions held by such entities in the applicable security as of the Voting Record Date, as evidenced by the record and depository listings.  Votes submitted by a Nominee, pursuant to the master ballots or pre-validated beneficial ballots, will not be counted in excess of the amount of such securities held by such Nominee;

(ii)	To the extent that conflicting votes or “overvotes” are submitted by a Nominee, the Voting Agent, in good faith, will attempt to reconcile discrepancies with the Nominee;

(iii)
To the extent that any overvotes are not reconcilable prior to the preparation of the vote certification, the Voting Agent will apply the votes to accept and to reject the Plan in the same proportion as the votes to accept and reject the Plan submitted on the Master Ballots or pre-validated beneficial ballots that contained the overvote, but only to the extent of the Nominee’s position in the applicable security;

(iv)
For the purposes of tabulating votes with respect to the Second Lien Notes, each Beneficial Holder will be deemed to have voted the principal amount relating to such security, although the Voting Agent may adjust such principal amount to reflect the applicable claim amount, including prepetition interest;

(v)
A single Nominee may complete and deliver to the Voting Agent multiple Master Ballots. Votes reflected on multiple Master Ballots shall be counted except to the extent that they are duplicative of other Master Ballots. If two or more Master Ballots are inconsistent, the last properly completed Master Ballot received prior to the Voting Deadline shall, to the extent of such inconsistency, supersede any prior Master Ballot.

4.	Miscellaneous

All Ballots must be signed by the holder of record of the AGHC Interests or the Second Lien Notes Claims, as applicable, or any person who has obtained a properly completed Ballot proxy from the record holder of the AGHC Interests or the Second Lien Notes Claims, as applicable, on such date. For purposes of voting to accept or reject the Plan, the Eligible Holders of the AGHC Interests and the Second Lien Notes Claims will be deemed to be the “holders” of the claims represented by such AGHC Interests and Second Lien Notes. If you return more than one Ballot voting different AGHC Interests or different Second Lien Notes Claims, the Ballots for a particular class are not voted in the same manner, and you do not correct this before the Voting Deadline, those Ballots will not be counted. An otherwise properly executed Ballot (other than a Master Ballot) that attempts to partially accept and partially reject the Plan will likewise not be counted. If you cast more than one Ballot voting the same Claim(s) or Interest(s) before the Voting Deadline, the last valid Ballot received on or before the Voting Deadline will be deemed to reflect your intent, and thus, to supersede any prior Ballot. If you cast Ballots received by the Voting Agent on the same day, but which are voted inconsistently, such Ballots will not be counted.

The Ballots provided to Eligible Holders will reflect the principal amount of such Eligible Holder’s Claim or Interest; however, when tabulating votes, the Voting Agent may adjust the amount of such Eligible Holder’s Claim or Interest by multiplying the principal amount by a factor that reflects all amounts accrued between the Voting Record Date and the Commencement Date including, without limitation, interest.

If you vote to accept the Plan, you shall be deemed to have consented to the release, injunction, and exculpation provisions set forth in sections 10.5, 10.6, and 10.7 of the Plan. If you (i) do not vote either to accept or reject the Plan or (ii) vote to reject the Plan and, in each case, do not check the box in Item 3 in your Ballot, you shall be deemed to have consented to the release provisions set forth in Section 10.6(b) of the Plan. Election to withhold consent is at your option.

Except as provided below, unless the Ballot is timely submitted to the Voting Agent before the Voting Deadline together with any other documents required by such Ballot, the Debtors may, in their sole discretion, reject such Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

5.	Fiduciaries And Other Representatives

If a Beneficial Holder Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, if requested, must submit proper evidence satisfactory to the Debtors of authority to so act. Authorized signatories should submit the separate Beneficial Holder Ballot of each Eligible Holder for whom they are voting.

UNLESS THE BALLOT OR THE MASTER BALLOT IS SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, THAT THE DEBTORS RESERVE THE RIGHT, IN THEIR SOLE DISCRETION, TO REQUEST THE BANKRUPTCY COURT TO ALLOW SUCH BALLOT TO BE COUNTED.

6.	Agreements Upon Furnishing Ballots

The delivery of an accepting Ballot pursuant to one of the procedures set forth above will constitute the agreement of the creditor with respect to such Ballot to accept (i) all of the terms of, and conditions to, this Solicitation; and (ii) the terms of the Plan including the injunction, releases, and exculpations set forth in Sections 10.5, 10.6, and 10.7 therein. All parties in interest retain their right to object to confirmation of the Plan pursuant to section 1128 of the Bankruptcy Code, subject to any applicable terms of the Restructuring Support Agreement or Restructuring Term Sheet.

7.	Change of Vote

Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent, properly completed Ballot for acceptance or rejection of the Plan; provided, however, that upon termination of the Restructuring Support Agreement by any Consenting RSA Party, any and all consents and ballots tendered by such Consenting RSA Party (or all Consenting RSA Parties, if the Restructuring Support Agreement is terminated by the Debtors), will be deemed, for all purposes, automatically null and void ab initio, will not be considered or otherwise used in any manner in connection with the Plan or otherwise, and such consents or ballots may be changed or resubmitted regardless of whether the Voting Deadline has passed (without the need to seek a court order or consent from the Debtors allowing such change or resubmission), and the Debtors will not oppose any such change or resubmission.

D.	Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots will be determined by the Voting Agent and/or the Debtors, as applicable, in their sole discretion, which determination will be final and binding. The Debtors reserve the right to reject any and all Ballots submitted by any of their respective creditors not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, as applicable, be unlawful. The Debtors further reserve their respective rights to waive any defects or irregularities or conditions of delivery as to any particular Ballot by any of their creditors. The interpretation (including the Ballot and the respective instructions thereto) by the applicable Debtor, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determines. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

XIII.
CONFIRMATION OF PLAN

A.	Confirmation Hearing

Within one (1) day of the Commencement Date, the Debtors will seek an order of the Bankruptcy Court scheduling the Confirmation Hearing to consider (i) the adequacy of the Disclosure Statement and the Solicitation in connection therewith and (ii) confirmation of the Plan. The Debtors anticipate that notice of these hearings will be published and mailed to all known holders of Claims and Interests at least twenty-eight (28) days before the date by which objections must be filed with the Bankruptcy Court.

A.	Objections to Confirmation

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to the confirmation of a plan. Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules and the Local Rules of Bankruptcy Practice and Procedure of the United States Bankruptcy Court for the District of Delaware, must set forth the name of the objector, the nature and amount of Claims held or asserted by the objector against the Debtors’ estates or properties, the basis for the objection and the specific grounds therefore, and must be filed with the Bankruptcy Court, with a copy to the chambers of the United States Bankruptcy Judge appointed to the Chapter 11 Cases, together with proof of service thereof, and served upon the following parties, including such other parties as the Bankruptcy Court may order:

(a)	The Debtors at: American Gilsonite Company 16200 Park Row Drive, Suite 250 Houston, Texas 77084 Attn: David G. Gallagher Steven A. Granda

(b)	Office of the U.S. Trustee at: Office of the U.S. Trustee for the District of Delaware 844 King Street, Suite 2207, Lockbox 35 Wilmington, DE 19801 Attn: Andy Vara, Esq.

(c)	Counsel to the Debtors at: Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Attn: Matthew S. Barr, Esq. Sunny Singh, Esq. Jessica Diab, Esq.

- and-

Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Attn:   Mark D. Collins
John H. Knight
Amanda R. Steele

Counsel to the Consenting Second Lien Noteholders at:
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982
Attn:      Kristopher M. Hansen, Esq.
 Erez E. Gilad, Esq.

 - and-

Young Conaway Stargatt & Taylor LLP
 1000 N. King Street
Rodney Square
Wilmington, Delaware 19801
Attn:       Matthew B. Lunn, Esq.

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.	Requirements for Confirmation of Plan

1.	Requirements of Section 1129(a) of Bankruptcy Code

(a)	General Requirements.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the confirmation requirements specified in section 1129(a) of the Bankruptcy Code have been satisfied including, without limitation, whether:

(i)	the Plan complies with the applicable provisions of the Bankruptcy Code;

(ii)	the Debtors have complied with the applicable provisions of the Bankruptcy Code;

(iii)	the Plan has been proposed in good faith and not by any means forbidden by law;

(iv)
any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;

(v)
the Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Reorganized Debtors, an affiliate of the Debtors participating in a Plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of the holders of Claims and Interests and with public policy, and the Debtors have disclosed the identity of any insider who will be employed or retained by the Reorganized Debtors, and the nature of any compensation for such insider;

(vi)
with respect to each Class of Claims or Interests, each holder of an impaired Claim or impaired Interest has either accepted the Plan or will receive or retain under the Plan, on account of such holder’s Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date of the Plan under chapter 7 of the Bankruptcy Code;

(vii)
except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (as discussed further below), each Class of Claims either accepted the Plan or is not impaired under the Plan;

(viii)
except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that administrative expenses and priority Claims, other than Priority Tax Claims, will be paid in full on the Effective Date, and that Priority Tax Claims will receive either payment in full on the Effective Date or deferred cash payments over a period not exceeding five years after the Commencement Date, of a value, as of the Effective Date of the Plan, equal to the Allowed amount of such Claims;

(ix)	at least one Class of impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class;

(x)	confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan; and

(xi)
all fees payable under section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan.

(b)	Best Interests Test

As noted above, with respect to each impaired class of claims and equity interests, confirmation of a plan requires that each such holder either (i) accept the plan or (ii) receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the value such holder would receive or retain if the debtors were liquidated under chapter 7 of the Bankruptcy Code. This requirement is referred to as the “best interests test.”

This test requires a Bankruptcy Court to determine what the holders of allowed claims and allowed equity interests in each impaired class would receive from a liquidation of the debtor’s assets and properties in the context of a liquidation under chapter 7 of the Bankruptcy Code. To determine if a plan is in the best interests of each impaired class, the value of the distributions from the proceeds of the liquidation of the debtor’s assets and properties (after subtracting the amounts attributable to the aforesaid claims) is then compared with the value offered to such classes of claims and equity interests under the plan.

The Debtors believe that under the Plan all holders of impaired Claims and Interests will receive property with a value not less than the value such holder would receive in a liquidation under chapter 7 of the Bankruptcy Code. The Debtors’ belief is based primarily on (i) consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of impaired Claims and Interests and (ii) the Liquidation Analysis attached hereto as Exhibit I.

The Debtors believe that any liquidation analysis is speculative, as it is necessarily premised on assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtors. The Liquidation Analysis provided in Exhibit I is solely for the purpose of disclosing to holders of Claims and Interests the effects of a hypothetical chapter 7 liquidation of the Debtors, subject to the assumptions set forth therein. There can be no assurance as to values that would actually be realized in a chapter 7 liquidation nor can there be any assurance that a bankruptcy court will accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

(c)	Feasibility

Also as noted above, section 1129(a)(11) of the Bankruptcy Code requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared the Projections provided in Section VII hereof. Based upon such Projections, the Debtors believe they will have sufficient resources to make all payments required pursuant to the Plan and that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. Moreover, Section XI hereof sets forth certain risk factors that could impact the feasibility of the Plan.

(d)	Equitable Distribution of Voting Power

On or before the Effective Date, pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the organizational documents for the Debtors will be amended as necessary to satisfy the provisions of the Bankruptcy Code and will include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.

2.	Additional Requirements for Non-Consensual Confirmation

In the event that any impaired Class of Claims or Interests does not accept or is deemed to reject the Plan, the Bankruptcy Court may still confirm the Plan at the request of the Debtors if, as to each impaired Class of Claims or Interests that has not accepted the Plan, the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Classes of Claims or Interests, pursuant to section 1129(b) of the Bankruptcy Code. Both of these requirements are in addition to other requirements established by case law interpreting the statutory requirements.

(a)	Unfair Discrimination Test

The “unfair discrimination” test applies to Classes of Claims or Interests that are of equal priority and are receiving different treatment under the Plan. A chapter 11 plan does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting Class are treated in a manner consistent with the treatment of other Classes whose legal rights are substantially similar to those of the dissenting Class and if no Class of Claims or Interests receives more than it legally is entitled to receive for its Claims or Interests. This test does not require that the treatment be the same or equivalent, but that such treatment is “fair.”

The Debtors believe the Plan satisfies the “unfair discrimination” test. Claims of equal priority are receiving comparable treatment and such treatment is fair under the circumstances.

(b)	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to dissenting classes, the test sets different standards depending on the type of claims in such class. The Debtors believe that the Plan satisfies the “fair and equitable” test as further explained below.

(i)	Secured Creditors

The Bankruptcy Code provides that each holder of an impaired secured claim either (i) retains its liens on the property to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date, of at least the allowed amount of such claim, (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale or (iii) receives the “indubitable equivalent” of its allowed secured claim.

The Second Lien Notes Claims in Class 3 will be Allowed in the amount of $290,096,250 (including accrued and unpaid interest as of the Commencement Date), plus any other amounts and obligations payable under the Second Lien Notes Indenture as of the Commencement Date, and shall not be subject to any avoidance, reductions, setoff, offset, recoupment, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection, or any other challenges under any applicable law or regulation by any person or entity. On the Effective Date, each holder of an Allowed Second Lien Notes Claim will be entitled to receive, in full and final satisfaction of such Allowed Second Lien Notes Claim, its Pro Rata share of: (i) the New Common Stock; and (ii) the Subordinated Notes.

Accordingly, the Plan meets the “fair and equitable” test with respect to secured creditors.

(ii)	Unsecured Creditors

The Bankruptcy Code provides that either (i) each holder of an impaired unsecured claim receives or retains under the plan of reorganization, property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive any property under the plan of reorganization.

The Plan provides that the holders of General Unsecured Claims in Class 4 will receive a full recovery.

Accordingly, the Plan meets the “fair and equitable” test with respect to unsecured creditors.

(iii)	AGHC Interests

With respect to a class of equity interests, the Bankruptcy Code requires that either (i) each holder of an equity interest will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock, or (ii) the holders of equity interests that are junior to any dissenting class of equity interests will not receive any property under the plan of reorganization.

Pursuant to the Plan, (i) all AGHC Interests will be cancelled, and (ii) the holders of AGHC Interests will receive New Common Stock representing, in the aggregate, 2% of the total outstanding shares of Reorganized AGC.

Accordingly, the Plan meets the “fair and equitable” test with respect to the AGHC Interests.

XIV.
ALTERNATIVES TO CONFIRMATION AND
CONSUMMATION OF PLAN

The Debtors have evaluated several alternatives to the Plan. After studying these alternatives, the Debtors have concluded that the Plan is the best alternative and will maximize recoveries to parties in interest, assuming confirmation and consummation of the Plan. If the Plan is not confirmed and consummated, the alternatives to the Plan are (i) the preparation and presentation of an alternative plan of reorganization, (ii) a sale of some or all of the Debtors’ assets pursuant to section 363 of the Bankruptcy Code, or (iii) a liquidation under chapter 7 of the Bankruptcy Code.

A.	Alternative Plan of Reorganization

If the Plan is not confirmed, the Debtors (or if the Debtors’ exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtors’ business or an orderly liquidation of its assets. The Debtors, however, submit that the Plan, as described herein, enables their creditors to realize the most value under the circumstances.

B.	Sale Under Section 363 of Bankruptcy Code

If the Plan is not confirmed, the Debtors could seek from the Bankruptcy Court, after notice and a hearing, authorization to sell their assets under section 363 of the Bankruptcy Code. Holders of Claims in Classes 2 and 3 would be entitled to credit bid on any property to which their security interest is attached, and to offset their Claims against the purchase price of the property. In addition, the security interests in the Debtors’ assets held by holders of Claims in Classes 2 and 3 would attach to the proceeds of any sale of the Debtors’ assets. After these Claims are satisfied, the remaining funds could be used to pay holders of Claims in Classes 1, 4, 5, 6, 7, and 8. Upon analysis and consideration of this alternative, the Debtors do not believe a sale of their assets under section 363 of the Bankruptcy Code would yield a higher recovery for holders of Claims than the Plan.

C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law

If no plan can be confirmed, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution to their creditors in accordance with the priorities established by the Bankruptcy Code. The effect a chapter 7 liquidation would have on the recovery of holders of Allowed Claims and Interests is set forth in the Liquidation Analysis attached hereto as Exhibit I.

As noted in Article XIII of this Disclosure Statement, the Debtors believe that liquidation under chapter 7 would result in smaller distributions to creditors than those provided for in the Plan because of the delay resulting from the conversion of the cases and the additional administrative expenses associated with the appointment of a trustee and the trustee’s retention of professionals who would be required to become familiar with the many legal and factual issues in the Debtors’ Chapter 11 Cases.

XV.
CONCLUSION AND RECOMMENDATION

The Debtors and the Consenting RSA Parties believe the Plan is in the best interests of all stakeholders and urge the holders of Claims and Interests in Classes 3 and 6 to vote in favor thereof.

Dated:	October 19, 2016
Houston, Texas

American Gilsonite Company and each of its Debtor Affiliates

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President and Chief Financial Officer

Signature Page for Disclosure Statement for Joint Prepackaged Plan of Reorganization of American Gilsonite Company and its Affiliated Debtor

Execution Version

Exhibit A

Restructuring Support Agreement

RESTRUCTURING SUPPORT AGREEMENT

This RESTRUCTURING SUPPORT AGREEMENT (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of October 19, 2016, is entered into by and among:

(a)
American Gilsonite Company (the “Company”), American Gilsonite Holding Company (“AGHC”), DPC Products, Inc., Lexco Acquisition Corp. and Lexco Holding, LLC (such entities, together with the Company and AGHC, the “AGC Parties”);

(b)
the undersigned beneficial holders, or investment advisors or managers for the account of beneficial holders (the “Initial Consenting Noteholders,” and, together with their respective successors and permitted assigns and any subsequent holder of Notes that becomes party hereto in accordance with the terms hereof, the “Consenting Noteholders”) of the 11.5% Senior Secured Notes due 2017 (the “Notes”) issued under that certain Indenture, dated as of August 28, 2012 (as amended, modified, or otherwise supplemented from time to time, the “Indenture”) by and among the Company, as issuer, each of the guarantors named therein, and Wilmington Trust, National Association, as trustee and collateral agent; and

(c)	AGC (Delaware), LP, AGC/PEP, LLC, AGC (Cayman) LP, Palladium Equity Partners III, LP, and Palladium Equity Partners III, LLC (“Palladium”) (collectively, the “Consenting Sponsors”).

The AGC Parties, each Consenting Noteholder and the Consenting Sponsors (collectively, the “Restructuring Support Parties”) and any subsequent person or entity that becomes a party hereto in accordance with the terms hereof are referred to herein as the “Parties” and each individually as a “Party.”

WHEREAS, the Parties have agreed to undertake a restructuring of the AGC Parties (the “Restructuring”) which is anticipated to be effected pursuant to prepackaged bankruptcy cases on the terms and conditions set forth in the Plan of Reorganization attached hereto as Exhibit A (including any schedules and exhibits attached thereto, the “AGC Plan”) through a solicitation of votes therefor with the disclosure statement attached hereto as Exhibit B (including any schedules and exhibits attached thereto, the “AGC Disclosure Statement”), which solicitation shall commence prepetition, pursuant to the Bankruptcy Code (as defined below) and any applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation (the “Solicitation”) and the commencement by each AGC Party of a voluntary case (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

WHEREAS, as of the date hereof, the Initial Consenting Noteholders, in the aggregate, hold more than 66.67% of the aggregate outstanding principal amount of the Notes.

WHEREAS, as of the date hereof, the Consenting Sponsors, in the aggregate, directly or indirectly hold approximately 98% of the outstanding equity interests in AGHC.

WHEREAS, the Initial Consenting Noteholders (or their affiliates, related funds thereof or designees) have agreed to provide the DIP Facility and the consensual use of Cash Collateral (as defined in the Bankruptcy Code), in accordance with and subject to the terms and conditions of the DIP Commitment Letter (as defined below) and pursuant to the terms and conditions of definitive documentation and interim and final orders to be entered by the Bankruptcy Court in form and substance acceptable to the AGC Parties and the Initial Consenting Noteholders (the “DIP Orders”).

WHEREAS, the Parties desire to express to each other their mutual support and commitment in respect of the matters set forth in the AGC Plan and hereunder.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.          Certain Definitions.

As used in this Agreement, the following terms have the following meanings:

1.1.       “Alternative Transaction” means any dissolution, winding up, liquidation, reorganization, recapitalization, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership, sale, financing (debt or equity) or restructuring of the Company, other than the AGC Plan.

1.2.       “Consenting Class” means the Consenting Noteholders or the Consenting Sponsors as applicable.

1.3.       “Consenting Sponsor Consent Right” means the Consenting Sponsors’ right to consent to or approve Definitive Documents or actions, as applicable, which right shall apply solely to the extent such Definitive Documents or actions, as applicable, (i) adversely, and with respect to the New Common Stock, disproportionately (as compared to the Consenting Noteholders receiving New Common Stock) affect in any material respect any of the rights or benefits (including economic recoveries) proposed to be granted to, or received by, the Consenting Sponsors pursuant to the AGC Plan, or (ii) adversely affect in any material respect any obligation the Consenting Sponsors may have pursuant to the AGC Plan, in each case, which consent shall not be unreasonably withheld or delayed.

1.4.       “Consenting Sponsor Professionals” means (i) Simpson Thacher & Bartlett LLP, as counsel to the Consenting Sponsors (“STB”) and (ii) one local Delaware counsel to the Consenting Sponsors.

1.5.       “Definitive Documents” means this Agreement, the AGC Plan and all documents (including any related orders, agreements, instruments, schedules or exhibits) that are described in or contemplated by this Agreement and the AGC Plan and that are otherwise necessary or desirable to implement, or otherwise relate to, the Restructuring, including, without limitation: (i) the motion seeking approval by the Bankruptcy Court of the AGC Disclosure Statement, the Solicitation procedures and materials and the order of the Bankruptcy Court approving the AGC Disclosure Statement and confirming the AGC Plan, (ii) the motion seeking approval by the Bankruptcy Court of the DIP Facility and the DIP Orders, (iii) the first day motions, second day motions and orders of the Bankruptcy Court approving any first day motions or second day motions, (iv) any agreements and other documents to be filed in the supplement to the AGC Plan, including the organizational and governance documents and shareholders agreement governing the reorganized Company, and (v) any other documents, instruments, schedules or exhibits described in, related to or contemplated in, or necessary to implement, each of the foregoing, in each case, which are reasonably satisfactory in form and substance to the Requisite Noteholders and, solely to the extent required under the Consenting Sponsor Consent Right, the Consenting Sponsors; provided, however, that the Exit Facility Documents (each as defined in the AGC Plan), shall be satisfactory to the Requisite Noteholders and the AGC Parties in their discretion.

1.6.       “DIP Commitment Letter” means the commitment letter attached hereto as Exhibit C (including any term sheets or exhibits attached thereto) with respect to the DIP Facility.

1.7.       “DIP Credit Agreement” means the credit agreement evidencing the DIP Facility, in form and substance consistent with the DIP Commitment Letter and otherwise acceptable to the Initial Consenting Noteholders and the AGC Parties.

1.8.       “DIP Facility” means the debtor-in-possession facility to be provided to the Company in accordance with the terms, and subject in all respects to the conditions, as set forth in the DIP Credit Agreement and pursuant to the terms and conditions of interim and final orders of the Bankruptcy Court, in each case, in form and substance acceptable to the Initial Consenting Noteholders and the AGC Parties.

1.9.       “Effective Date” means the date upon which all conditions to the effectiveness of the AGC Plan have been satisfied or waived in accordance with the terms thereof and the AGC Plan becomes effective.

1.10.     “KeyBank Credit Agreement” means that certain Credit and Guaranty Agreement, dated as of August 28, 2012, by and among the Company, the other loan parties party thereto, KeyBank National Association (“KeyBank”), as Administrative Agent and Swingline Lender, and the other Lenders from time to time party thereto.

1.11.     “Noteholder Forbearance Agreement” means that certain Forbearance Agreement, dated as of September 30, 2016, by and between the Company and the Initial Consenting Noteholders.

1.12.     “Noteholder Professionals” means (i) Stroock & Stroock & Lavan LLP (“Stroock”), as counsel to the Initial Consenting Noteholders, (ii) Houlihan Lokey Capital, Inc., as financial advisor to the Initial Consenting Noteholders, (iii) Young Conaway Stargatt and Taylor, LLP, as Delaware counsel to the Initial Consenting Noteholders, (iv) Parsons Behle &

Latimer, as Utah counsel to the Initial Consenting Noteholders and (v) such other consultants or other professionals as may be retained by the Initial Consenting Noteholders with the consent of the AGC Parties, such consent not to be unreasonably withheld, delayed or conditioned.

1.13.    “Released Party” has the meaning set forth in the AGC Plan.

1.14.     “Requisite Noteholders” means, as of the date of determination, each of the following: (i) Consenting Noteholders holding at least a majority of the outstanding principal amount of the Notes held by all Consenting Noteholders in the aggregate as of such date; (ii) Värde, for so long as Värde holds at least 50% of the principal amount of the Notes held by Värde on the date hereof; and (iii) one Initial Consenting Noteholder other than Värde.

1.15.     “Securities Act” means the Securities Act of 1933, as amended.

1.16.     “Support Effective Date” means the date on which (A) counterpart signature pages to this Agreement shall have been executed and delivered by: (i) the AGC Parties; (ii) Initial Consenting Noteholders holding at least 66.67% in aggregate principal amount outstanding of the Notes; and (iii) the Consenting Sponsors and (B) all accrued reasonable, and documented fees and expenses of the Noteholder Professionals have been paid in full in cash to the extent the Company has received an invoice for such fees and expenses at least two business days prior to the satisfaction of subsection (A) of this definition.

(a)        “Värde” means, as of any time of determination, the related funds and accounts managed by Värde Partners, Inc.

2.          AGC Plan. The AGC Plan is expressly incorporated herein and made a part of this Agreement. The terms and conditions of the Restructuring are set forth in the AGC Plan; provided that the AGC Plan is supplemented by the terms and conditions of this Agreement. In the event of any inconsistencies between the terms of this Agreement and the AGC Plan, the terms of the AGC Plan shall govern.

3.          Bankruptcy Process; Plan of Reorganization

3.1.       Commencement of the Chapter 11 Cases. Each AGC Party hereby agrees that, as soon as reasonably practicable, but in no event later than October 24, 2016 (the date on which such filing occurs, the “Commencement Date”), such AGC Party shall file with the Bankruptcy Court a voluntary petition for relief under chapter 11 of the Bankruptcy Code and any and all other documents necessary to commence the Chapter 11 Case of such AGC Party.

3.2.      Filing of the AGC Plan and AGC Disclosure Statement. On the Commencement Date, the AGC Parties shall file the AGC Plan and the AGC Disclosure Statement, which AGC Plan and AGC Disclosure Statement shall each be in form and substance satisfactory to the Requisite Noteholders and the AGC Parties (it being understood that the AGC Plan and the AGC Disclosure Statement attached as exhibits hereto are acceptable to the AGC Parties and the Requisite Noteholders).

3.3.       Confirmation of the AGC Plan. Each AGC Party shall use its commercially reasonable efforts to obtain confirmation of the AGC Plan as soon as reasonably practicable following the Commencement Date in accordance with the Bankruptcy Code and on terms consistent with this Agreement, and each Consenting Noteholder and the Consenting Sponsors shall use its or their commercially reasonable efforts to cooperate fully in connection therewith as provided herein.

3.4.       DIP Financing and Cash Collateral. Within one (1) business day after the Commencement Date, the AGC Parties shall file a motion with the Bankruptcy Court seeking interim and final authority to use Cash Collateral and procure the DIP Facility in accordance with the DIP Orders.

4.          Agreements of the Consenting Noteholders.

4.1.       Agreement to Vote. So long as this Agreement has not been terminated in accordance with the terms hereof, each Consenting Noteholder agrees that it shall, subject to the receipt by such Consenting Noteholder of the AGC Disclosure Statement and other solicitation materials in respect of the AGC Plan:

4.1.1.    vote all of its Claims (as defined below) or Claims that it controls to accept the AGC Plan and issue a release of all Claims against a Released Party under the AGC Plan, by delivering its duly executed and completed ballots accepting the AGC Plan and granting the release under the AGC Plan by October 24, 2016 to the extent reasonably practicable (and, if not by October 24, 2016, as soon as reasonably practicable thereafter); provided further that such vote shall be immediately and automatically revoked and deemed void ab initio upon termination of this Agreement by the Consenting Noteholders or the AGC Parties prior to the consummation of the AGC Plan pursuant to the terms hereof;

4.1.2.    not change or withdraw (or cause to be changed or withdrawn) any such vote or release described in clause (i) above subject to the proviso in clause (i);

4.1.3.    not (A) object to, delay, impede or take any other action to interfere with acceptance or implementation of the AGC Plan, (B) directly or indirectly solicit, encourage, propose, file, support, participate in the formulation of or vote for, any restructuring, sale of assets, merger, workout or plan of reorganization for any of the AGC Parties other than the AGC Plan or (C) otherwise take any action that would in any material respect interfere with, delay or postpone the consummation of the Restructuring;

4.1.4.    not direct any administrative agent, collateral agent, or indenture trustee (as applicable) to take any action inconsistent with such Consenting Noteholder’s obligations under this Agreement, and, if any applicable administrative agent, collateral agent, or indenture trustee takes any action inconsistent with such Consenting Noteholder’s obligations under this Agreement, such Consenting Noteholder shall use its commercially reasonable efforts to request that such administrative agent, collateral agent, or indenture trustee cease and refrain from taking any such action (it being understood that the Consenting Noteholders shall not be required to incur any indemnification obligations, material costs, expense, or liability in connection therewith or otherwise); and

(i)          support the AGC Plan and the transactions contemplated therein and in the AGC Disclosure Statement and take all commercially reasonable actions necessary or reasonably requested by the AGC Parties to facilitate the Solicitation, approval and entry of the DIP Orders, approval of the Disclosure Statement, and confirmation and consummation of the AGC Plan, including, without limitation, execution of the Shareholders Agreement (as defined in the AGC Plan) (it being understood that the Consenting Noteholders shall not be required to incur any material costs, expense, or liability in connection therewith).

(b)       Transfers. (i) Each Consenting Noteholder agrees that, for the duration of the period commencing on the Support Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 7 hereof, such Consenting Noteholder shall not sell, transfer, loan, issue, pledge, hypothecate, assign or otherwise dispose of (each, a “Transfer”), directly or indirectly, in whole or in part, any of its Notes Claims or any option thereon or any right or interest therein or any other claims against or interests in any AGC Party (collectively, the “Claims”) (including grant any proxies, deposit any Notes or any other claims against or interests in the Company or any other AGC Party into a voting trust or entry into a voting agreement with respect to any such Notes or such other claims against or interests in the Company), unless the transferee thereof either (A) is a Consenting Noteholder or (B) prior to such Transfer, agrees in writing for the benefit of the Parties to become a Consenting Noteholder and to be bound by all of the terms of this Agreement applicable to Consenting Noteholders (including with respect to any and all Claims it already may hold against or in the Company or any other AGC Party prior to such Transfer) by executing a joinder agreement substantially in the form attached hereto as Exhibit D (a “Joinder Agreement”), and delivering an executed copy thereof within two (2) business days following such execution, to (i) Weil, Gotshal & Manges LLP (“Weil”), counsel to the Company and (ii) Stroock, in which event (A) the transferee (including the Consenting Noteholder transferee, if applicable) shall be deemed to be a Consenting Noteholder hereunder to the extent of such transferred rights and obligations and (B) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations; provided that this Section 4(b)(i) shall not apply to the grant of any liens or encumbrances in favor of a bank or broker-dealer holding custody of securities in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such securities. Each Consenting Noteholder agrees that any Transfer of any Claims that does not comply with the terms and procedures set forth herein shall be deemed void ab initio, and the applicable AGC Party and each other Consenting Noteholder shall have the right to enforce the voiding of such Transfer.

(ii)        Notwithstanding Section 1(b)(i)hereof: (A) the foregoing provisions shall not prohibit or preclude any Consenting Noteholder from transferring Claims to any related funds, managed accounts, affiliates or any other entity that it controls, is controlled by or is under common control with such Consenting Noteholder (each, a “Noteholder Affiliate”), which Noteholder Affiliate shall be automatically bound by this Agreement upon the transfer of such Claims, provided that such entity shall execute a Joinder Agreement that shall be provided to Stroock and Weil; (B) a Consenting Noteholder may Transfer its Claims to an entity that is acting in its capacity as a Qualified Marketmaker without the requirement that the Qualified Marketmaker become a Party; provided that (1) such Qualified Marketmaker must Transfer such right, title or interest within five (5) business days following its receipt thereof and (2) any subsequent Transfer by such Qualified Marketmaker of the right, title or interest in such Notes is to a transferee that is or becomes a Consenting Noteholder at the time of such transfer; and (C) to the extent that a Consenting Noteholder is acting in its capacity as a Qualified Marketmaker, it may Transfer any right, title or interest in Notes that the Qualified Marketmaker acquires from a holder of the Notes who is not a Consenting Noteholder without the requirement that the transferee be or become a Consenting Noteholder. For these purposes, a “Qualified Marketmaker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

4.2.       Additional Claims. Each Consenting Noteholder agrees that if any Consenting Noteholder acquires additional Claims, then (i) such Claims shall be subject to this Agreement (including the obligations of the Consenting Noteholders under this Section4) and (ii) following such acquisition, such Consenting Noteholder shall promptly notify Weil and Stroock of the amount of Claims it has acquired.

4.3.       The agreements of each of the Consenting Noteholders in this Section 4 shall be solely on each such Consenting Noteholder’s own behalf and not on behalf of any other Consenting Noteholders and shall be several and not joint.

5.          Agreements of the Consenting Sponsors.

(a)        Agreement to Vote. So long as this Agreement has not been terminated in accordance with the terms hereof, each Consenting Sponsor agrees that it shall, subject to the receipt by such Consenting Sponsor of the AGC Disclosure Statement and other solicitation materials in respect of the AGC Plan:

(iii)        vote all of its Claims (if any) or Interests (as defined in the Bankruptcy Code) that it holds in any of the AGC Parties to accept the AGC Plan and issue a release of all Claims against a Released Party (as defined in the AGC Plan) by delivering its duly executed and completed ballots accepting the AGC Plan and granting the release under the AGC Plan by October 24, 2016 to the extent reasonably practicable (and, if not by October 24, 2016, as soon as reasonably practicable thereafter); provided that such vote shall be immediately revoked and deemed void ab initio upon termination of this Agreement by the Consenting Sponsor prior to the consummation of the AGC Plan pursuant to the terms hereof;

(iv)        not change or withdraw (or cause to be changed or withdrawn) any such vote or release described in clause (i) above;

(v)        not (A) object to, delay, impede or take any other action to interfere with acceptance or implementation of the AGC Plan, (B) directly or indirectly solicit, encourage, propose, file, support, participate in the formulation of or vote for, any restructuring, sale of assets, merger, workout or plan of reorganization for any of the AGC Parties other than the AGC Plan or (C) otherwise take any action that would in any material respect interfere with, delay or postpone the consummation of the Restructuring; and

(vi)        support the AGC Plan and the transactions contemplated therein and in the AGC Disclosure Statement and take all commercially reasonable actions necessary or reasonably requested by the AGC Parties to facilitate the Solicitation, approval of the Disclosure Statement, and confirmation and consummation of the AGC Plan, including, without limitation, execution of the Shareholders Agreement (as defined in the AGC Plan) (it being understood that the Consenting Sponsors shall not be required to incur any material costs, expense, or liability in connection therewith).

(b)        Transfers. Each Consenting Sponsor agrees that, as long as this Agreement has not terminated in accordance with its terms, (i) it shall not, directly or indirectly, sell, transfer, assign or otherwise dispose of any of its Claims (if any) against any of the AGC Parties or Interests; and (ii) it has not claimed, and shall not claim, a worthless stock deduction with respect to any of the Claims or Interests for any tax year ending on or prior to the Effective Date.

6.          Agreements of the AGC Parties.

6.1.       Affirmative Covenants. The AGC Parties agree that, for the duration of the period commencing on the Support Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 7 hereof, each of the AGC Parties shall:

(vii)      (A) act in good faith and use commercially reasonable efforts to support and complete successfully the Solicitation in accordance with the terms of this Agreement; and (B) do all things reasonably necessary and appropriate in furtherance of confirming the AGC Plan and consummating the Restructuring in accordance with, and within the time frames contemplated by, this Agreement (including within the deadlines set forth in Section 7), in each case, subject to Section 7(d)(iii) hereof.

(viii)      provide draft copies of all material motions or applications and other documents (including the AGC Plan and AGC Disclosure Statement, related ballots and other required Solicitation materials, any proposed amended version of the AGC Plan or AGC Disclosure Statement, and all first and second day pleadings) any AGC Party intends to file with the Bankruptcy Court to Stroock and STB, as soon as reasonably practicable, in any event at least two (2) business days prior to the date when the applicable AGC Party intends to file any such pleading or other document (and, if not reasonably practicable, as soon as practicable prior to filing) and shall consult in good faith with Stroock regarding the form and substance of any such proposed filing with the Bankruptcy Court, and shall consult in good faith with STB regarding the form and substance of any such proposed filing with the Bankruptcy Court solely to the extent the substance of any such filing adversely impacts or would reasonably be expected to adversely impact the Consenting Sponsor Consent Rights; provided that subject to Section 4.1(i) hereof, nothing in this Agreement shall restrict, limit, prohibit or preclude, in any manner not inconsistent with its obligations under this Agreement, any of the

Consenting Noteholders from appearing in the Bankruptcy Court with respect to any motion, application, or other documents filed by the AGC Parties and objecting to, or commenting upon, the relief requested therein.

(ix)        timely file with the Bankruptcy Court a written objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (A) directing the appointment of an examiner with expanded powers or a trustee, (B) converting any of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (C) dismissing any of the Chapter 11 Cases or (D) modifying or terminating the AGC Parties’ exclusive right to file and/or solicit acceptances of a plan of reorganization;

(x)         provide to the Consenting Noteholders and/or their respective professionals, upon reasonable advance notice to the Company or its counsel, (A) reasonable access (without any material disruption to the conduct of the Company’s business) during normal business hours to the Company’s books, records and facilities, and (B) reasonable access to the respective management and advisors of the Company for the purposes of evaluating the Company’s finances and operations and participating in the planning process with respect to the Restructuring;

(xi)        in the event that any of the AGC Parties (including all subsidiaries and representatives) receives a written proposal or offer (binding or nonbinding) with respect to any Alternative Transaction, provide written notice thereof to the Initial Consenting Noteholders within one (1) business day following receipt of such offer, and provide such proposal or offer, as soon as commercially possible, to the Initial Consenting Noteholders, in no event later than within three (3) business days following receipt of such offer;

(xii)       promptly notify the other Parties in writing following the receipt, in writing, of notice of any governmental or third party complaints, litigations, investigations or hearings (or written communications indicating that the same may be contemplated or threatened), in any such case which would reasonably be anticipated to have a Material Adverse Effect (as defined in the DIP Commitment Letter and DIP Credit Agreement (as applicable))orreasonably likely to interfere with the Restructuring;

6.1.1.     (A) on the date that is at least one (1) calendar day prior to the Commencement Date, pay in cash all reasonable, documented and invoiced fees and expenses of the Noteholder Professionals and (B) pay in cash, following the commencement of the Chapter 11 Cases, regardless of whether the Restructuring is consummated, all reasonable and documented fees and expenses of the Noteholder Professionals actually incurred prior to the termination of this Agreement, in each case, in accordance with and limited to the terms of any engagement or reimbursement letters executed by the Company;

(xiii)      on the Effective Date, reimburse the Consenting Sponsor Professionals in cash for all reasonable, documented and invoiced fees and expenses incurred in connection with the Restructuring;

(xiv)           use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring embodied in the AGC Plan, if any; and

6.1.2.          continue to operate in the ordinary course of business in accordance with their business judgment and, to the extent consistent therewith, use their commercially reasonable efforts to preserve intact in all material respects their current business organizations, keep available the services of their current officers and material employees (in each case, other than voluntary resignations or terminations for cause) and preserve in all material respects their relationships with customers, sales representatives, suppliers, distributors and others, in each case, having material business dealings with the AGC Parties.

6.2.          Negative Covenants. The AGC Parties agree that, for the duration of the period commencing on the Support Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 7 hereof, except as required by the AGC Plan, each of the AGC Parties shall not, permit to occur, commit or agree to any of the following without the prior written consent of the Requisite Noteholders:

6.2.1.          file any motion or pleading or other Definitive Document with the Bankruptcy Court (including any modifications or amendments thereof) that, in whole or in part, is not consistent in any material respect with this Agreement or the AGC Plan and such motion or pleading has not been withdrawn as soon as commercially practicable, and no later than two (2) business days after the AGC Parties receive notice from the Requisite Noteholders that such motion or pleading is inconsistent with this Agreement or the AGC Plan;

(xv)            take any action that is materially inconsistent with, or is reasonably likely to interfere with, this Agreement, the AGC Plan or any other Definitive Documents executed by the Company or delay or postpone the consummation of the Restructuring;

6.2.2.          directly or indirectly seek or solicit any discussions relating to, or enter into any agreements relating to, any Alternative Transaction, nor shall the Company solicit or direct any person or entity, including, without limitation, any member of the Company’s board of directors or any holder of equity in the Company, to undertake any of the forgoing;

6.2.3.          move for an order from the Bankruptcy Court authorizing or directing the assumption or rejection of any material contract (or contract that would be a material contract if entered into prior to the date hereof) (including any employment agreement or employee benefit plan) or unexpired lease other than in accordance with this Agreement or the AGC Plan;

6.2.4.          except as permitted by the DIP Commitment Letter or the DIP Credit Agreement, from the Support Effective Date through the Commencement Date, incur or commit to incur any capital expenditures or other amounts in excess of the amounts set forth in the 13 Week Cash Flow Forecast as set forth in the Project Pickaxe Cleansing Materials dated September 13, 2016, subject to a 20% variance;

6.2.5.          enter into, assume or reject, amend, restate, supplement, modify, waive or terminate any material contract (or contract that would be a material contract if entered into prior to the date hereof) other than a Company benefit plan or contracts with any of the Company’s customers or suppliers, in each case in the ordinary course of business;

6.2.6.          except as contemplated by the AGC Plan, (A) enter into or amend any executive employment agreements or any management compensation or incentive plans, including any equity arrangements (B) increase in any manner the compensation or benefits (including severance) of any director, officer or management level employee of any of the AGC Parties with an annual salary or severance that is (or after giving effect to any such increase would be) in excess of $25,000, (C) terminate the employment of or hire any officer or management level employee of any of the AGC Parties with an annual salary or severance in excess of $100,000, other than (1) a termination of employment by an AGC Party for cause or other good business reason or (2) a hiring in order to fill a vacancy resulting from the termination of employment or resignation of an employee on terms that are not substantially more favorable to the new employee as compared to  those of the former employee, or (D) enter into, adopt, amend or terminate any Company benefit plan, other than in the ordinary course of business or at a cost that does not result in a material increase in cost to the AGC Parties;

6.2.7.          commence any proceeding, or compromise, settle or agree to settle any proceeding, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $25,000 individually or $50,000 in the aggregate (excluding any damages covered by insurance), in any case without the imposition of any equitable relief, provided that, any settlement of litigation agreed to by the AGC Parties prior to the September 30, 2016 that has not yet become effective pursuant to its terms or fully performed, may be fully performed by the AGC Parties notwithstanding this limitation;

(xvi)           acquire or agree to acquire by merging or consolidating with, or purchase any portion of the stock of, or other ownership interests in, or substantial portion of assets of, or by any other manner, any business or any corporation, partnership, association, joint venture or limited liability company;

(xvii)          sell, lease, mortgage, pledge, grant any charge, claim, community property interest, condition, equitable interest, lien, license, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership (other than in the ordinary course of business as consistent with past practice) on or otherwise encumber or dispose of any of its properties or assets including the capital stock or equity interests of any AGC Party (other than sales of inventory in the ordinary course of business or as permitted by the DIP Facility);

(xviii)         (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of the capital stock of the AGC Parties, except for intracompany dividends or distributions (other than to any direct or indirect parent of the AGC Parties); (B) purchase, redeem or otherwise acquire or offer to acquire any shares of capital stock of the AGC Parties or any direct or indirect parent of the AGC Parties or any other securities thereof or any rights including capital stock, units, limited liability company interests or partnership interests, warrants or options to acquire any such shares or other securities or (C) adjust, split, combine or reclassify any capital stock or equity interests or issue or propose or authorize the issuance of any other securities (including options, profits interests, warrants or any similar security exercisable for, or convertible into, such other security) of the AGC Parties;

(xix)            (A) incur any indebtedness for borrowed money in excess of $100,000, except for (1) indebtedness existing as of the date hereof and (2) indebtedness arising in the ordinary course of business as consistent with past practice or pursuant to and in accordance with the terms of the DIP Facility, if applicable or (B) guarantee any indebtedness of any person (other than of the AGC Parties) or enter into any “keep well” or other agreement to maintain any financial condition of another person (other than a subsidiary of the AGC Parties) or enter into any arrangement having the economic effect of any of the foregoing; and

(xx)             adopt or propose any amendments to any of the AGC Parties’ respective certificates or articles of incorporation, bylaws or other organizational documents; except, in furtherance of the Restructuring or as contemplated or provided in the AGC Plan.

6.3.          Consenting Classes. In the event the Company becomes aware that any Consenting Class is no longer a Consenting Class for purposes of this Agreement because Consenting Noteholders in such Consenting Class no longer own at least 66.67% of the relevant debt of such class or the Consenting Sponsors in such Consenting Class no longer own at least 66.67% of the equity interest of such class, the Company shall promptly provide notice thereof to the Restructuring Support Parties.

7.             Termination of Agreement.

(c)           Automatic Termination. This Agreement and the obligations of all Parties hereunder shall automatically terminate without any further required action or notice upon the occurrence of any of the following: (i) on the Effective Date of the AGC Plan, (ii) on the date that an order is entered by the Bankruptcy Court or a Court of competent jurisdiction converting the Chapter 11 Case of the Company to a case under chapter 7 of the Bankruptcy Code or dismissing the Chapter 11 Case of the Company and (iii) at 11:59 p.m. (Eastern Time) on October 24, 2016, if the Support Effective Date shall not have occurred by such date and time.

(d)           Requisite Noteholder Termination.  This Agreement and the obligations of all Parties hereunder may be terminated by the Requisite Noteholders, effective immediately upon the receipt of written notice delivered by or on behalf of the Requisite Noteholders to all Parties in accordance with Section 23 hereof, upon the occurrence and during the continuance of any of the following:

(i)               The breach in any material respect by any of the AGC Parties or the Consenting Sponsors of any of the undertakings, representations, warranties, or covenants of the AGC Parties or Consenting Sponsors as set forth herein, which remains uncured for a period of five (5) business days after the receipt of written notice of such breach from the Requisite Noteholders pursuant to this Section 7 and in accordance with Section 23 (as applicable).

(ii)              At 11:59 p.m. (Eastern Time) on the date that is one (1) calendar day following the Support Effective Date, unless the AGC Parties have commenced the Solicitation by such date and time.

(iii)             At 11:59 p.m. (Eastern Time) on October 24, 2016, unless the Commencement Date has occurred by such date and time.

(iv)             At 11:59 p.m. (Eastern Time) on the Commencement Date, unless the Company has filed the AGC Plan, the AGC Disclosure Statement, and a motion to approve solicitation of the AGC Plan and AGC Disclosure Statement and schedule a joint hearing for approval of the AGC Plan and the AGC Disclosure Statement by such date and time (the “Solicitation Motion”).

(v)              At 11:59 p.m. (Eastern Time) on the date that is seven (7) calendar days following the Commencement Date, if the Bankruptcy Court shall not have entered an order in form and substance reasonably satisfactory to the AGC Parties and the Requisite Noteholders approving the Solicitation Motion by such date and time.

(vi)             At 11:59 p.m. (Eastern Time) on the date that is thirty (30) calendar days after the commencement of the Solicitation, if the Company has not completed the Solicitation by such date and time.

(vii)            At 11:59 p.m. (Eastern Time) on the date that is fifty-five (55) calendar days after the Commencement Date, if the Bankruptcy Court shall not have entered an order in form and substance reasonably satisfactory to the AGC Parties and the Requisite Noteholders approving the AGC Disclosure Statement and confirming the AGC Plan by such date and time.

(viii)           At 11:59 p.m. (Eastern Time) on the date that is seventy (70) calendar days after the Commencement Date, if the Effective Date has not occurred by such date and time.

(ix)             Any termination of the Noteholder Forbearance Agreement prior to the Commencement Date.

(x)               Any of the AGC Parties amends or modifies the AGC Plan or AGC Disclosure Statement other than as permitted by this Agreement without the prior written consent of the Requisite Noteholders.

(xi)              Any of the AGC Parties (A) withdraws or revokes the AGC Plan; (B) publically announces its intention not to pursue the Restructuring, this Agreement or the AGC Plan or (C) files any motion or pleading with the Bankruptcy Court that is materially inconsistent with the Restructuring, this Agreement or the AGC Plan.

(xii)             Except as provided for in or contemplated in the AGC Plan, this Agreement or in the first day motions reasonably acceptable to the Requisite Noteholders, the AGC Parties file any motions, pleadings or applications for approval of (A) employee benefits or compensation, pursuant to the Bankruptcy Code, (B) a key employee incentive or retention plan, and/or (C) assumption or rejection of any executory contract, in each case, without the prior written consent of the Requisite Noteholders.

(xiii)            An order is entered by the Bankruptcy Court impairing, invalidating or disallowing, as applicable, in whole or in part, the enforceability, priority, or validity of the liens securing the obligations owed under the Indenture or the claims in respect thereof.

(xiv)           The Bankruptcy Court grants relief that is inconsistent with this Agreement or the AGC Plan in any materially adverse respect, except if such relief is granted pursuant to a motion by any Consenting Noteholder.

7.1.1.          An examiner with expanded powers is appointed in the Chapter 11 Cases.

(xv)            The AGC Parties file, propound, or otherwise support any Alternative Transaction.

(xvi)           Any valid termination of the DIP Commitment Letter pursuant to its terms prior to the closing of the DIP Facility.

(xvii)          The occurrence of any acceleration or Event of Default (as defined in the DIP Credit Agreement) under the DIP Credit Agreement or under the DIP Facility.

(xviii)         Any of the AGC Parties files a motion to amend or refinance the DIP Facility, or an order is entered approving an amendment or refinancing of the DIP Facility, in each case without the consent of the Requisite Noteholders.

7.1.2.          At 11:59 p.m. (Eastern Time) on the date that is (x) five (5) business days after the Commencement Date if the Bankruptcy Court shall not have entered an interim DIP Order reasonably acceptable to the Requisite Noteholders by such date and time and (y) thirty-five (35) calendar days after the Commencement Date if the Bankruptcy Court shall not have entered a final DIP Order reasonably acceptable to the Requisite Noteholders by such date and time.

(xix)            The occurrence of an Other Termination Event (as defined in Section 7(e) hereof).

(xx)             Termination of this Agreement by the Consenting Sponsors pursuant to Section 7(c) of this Agreement.

7.2.          This Agreement and the obligations of the Consenting Sponsors hereunder may be terminated by the Consenting Sponsors upon the occurrence and during the continuance of the following and such termination shall only be effective as to the Consenting Sponsors:

7.2.1.          The breach in any material respect by one or more of the Parties of any of the undertakings, representations, warranties or covenants of the Parties set forth herein in any material respect which breach adversely affects the treatment of the Consenting Sponsor under the AGC Plan and remains uncured for a period of five (5) days after the receipt of written notice of such breach pursuant to Section 23 hereof.

7.2.2.          A Definitive Document modifies, removes or impairs in any material adverse way any of the rights or benefits proposed to be granted to any of the Consenting Sponsors under the AGC Plan and the Consenting Sponsors have not consented to such modification, in each case, limited to the Consenting Sponsor Consent Right.

7.2.3.          The AGC Parties withdraw the treatment to the Consenting Sponsors under the AGC Plan or file any motion or pleading with the Bankruptcy Court that is inconsistent with this Agreement or the AGC Plan, in each case, that materially adversely impacts or would reasonably be expected to impact the Consenting Sponsor Consent Rights.

(xxi)            The occurrence of an Other Termination Event (as defined in Section 7(e) hereof).

(e)           This Agreement and the obligations of all Parties hereunder may be terminated by the Company, effective immediately upon the receipt of written notice delivered by the Company to all Parties in accordance with Section 23 hereof, upon the occurrence of the following:

(i)               The breach in any material respect by any of the Consenting Noteholders of any of the undertakings, representations, warranties, or covenants of the Consenting Noteholders set forth herein, which breach adversely affects the treatment of the Company under the AGC Plan and remains uncured for a period of five (5) business days after the receipt of written notice of such breach pursuant to this Section 6 and in accordance with Section 21 hereof (as applicable).

(ii)              The breach in any material respect by any of the Consenting Sponsors of any of the undertakings, representations, warranties, or covenants of the Consenting Sponsors set forth herein which remains uncured for a period of ten (10) business days after the receipt of written notice of such breach from the Company pursuant to this Section 7 and in accordance with Section 23 hereof (as applicable); provided, however, that to the extent the Requisite Noteholders determine to waive any such material breach by the Consenting Sponsors for purposes of their termination right under Section 7(b)(i) of this Agreement, the AGC Parties shall also be deemed to waive such material breach for the purposes of this Section 7(d)(ii).

7.2.4.          The board of directors of the Company reasonably determines in good faith based upon the advice of outside counsel that continued performance under this Agreement, the AGC Plan, or the Definitive Documents would be inconsistent with the exercise of its fiduciary duties under applicable law; provided, that the AGC Parties provide notice of such determination to the Consenting Noteholders within two (2) business days after the date thereof.

(iii)             The Consenting Noteholders subject to this Agreement no longer collectively beneficially own or control at least 66.67% in the aggregate of the principal amount of debt outstanding under the Indenture.

(iv)             The occurrence of an Other Termination Event (as defined in Section 7(e)) hereof.

(v)              At 11:59 p.m. (Eastern Time) on February 10, 2017, if the Effective Date has not occurred by such date and time; provided that the AGC Parties have been diligently pursuing consummation of the Restructuring.

(f)            An “Other Termination Event” shall mean the following:

(i)               Any governmental authority, including any regulatory authority or court of competent jurisdiction, issues any ruling, judgment, or order enjoining the consummation of or rendering illegal the Restructuring, which ruling, judgment, or order has not been not stayed, reversed, or vacated within twenty (20) business days after such issuance.

7.2.5.          At 11:59 p.m. (Eastern Time) on the date that an order is entered by the Bankruptcy Court or a Court of competent jurisdiction denying confirmation of the AGC Plan (unless caused by a default by any Consenting Noteholder or any of the Consenting Sponsors of their respective obligations hereunder, in which event the defaulting Consenting Noteholders or Consenting Sponsors, as applicable, shall not have the right to terminate under this clause (ii)) or refusing to approve the Disclosure Statement.

(ii)              A trustee is appointed in the Chapter 11 Cases.

Notwithstanding the foregoing, any of the dates or deadlines set forth in (i) Section 7(b)  and 7(d) may be extended by agreement among the AGC Parties and the Requisite Noteholders and (ii) Section 7(e) may be extended by Agreement of all of the Parties.

7.3.          Mutual Termination.  This Agreement may be terminated by mutual agreement of the Restructuring Support Parties upon the receipt of written notice delivered in accordance with Section 23.

7.4.          Effect of Termination.  Subject to the provisions contained in Section 16, upon the termination of this Agreement in accordance with this Section 7, this Agreement shall become void and of no further force or effect in respect to a Consenting Class whose rights and obligations have been terminated hereunder and such Consenting Class shall, except as otherwise provided in this Agreement, be immediately released from its respective liabilities, obligations, commitments, undertakings and agreements under or related to this Agreement, shall have no further rights, benefits or privileges hereunder, and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that it would have been entitled to take had it not entered into this Agreement and no such rights or remedies shall be deemed waived pursuant to a claim of laches or estoppel; provided that in no event shall any such termination relieve a Party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination.

7.5.          Automatic Stay.  The AGC Parties acknowledge that after the commencement of the Chapter 11 Cases, the giving of notice of termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay of section 362 of the Bankruptcy Code; provided that nothing herein shall prejudice any Party’s rights to argue that the giving of notice of termination was not proper under the terms of this Agreement.

8.             Definitive Documents; Good Faith Cooperation; Further Assurances.  Each Party hereby covenants and agrees to cooperate with each other in good faith in connection with, and shall exercise commercially reasonable efforts with respect to, the pursuit, approval, implementation and consummation of the AGC Plan and the Restructuring, as well as the negotiation, drafting, execution and delivery of the Definitive Documents.  Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary or reasonably requested by the other Parties to carry out the purposes and intent of this Agreement, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement.

9.             Representations and Warranties.

9.1.          Each Party, severally (and not jointly), represents and warrants to the other Parties that the following statements are true, correct and complete as of the date hereof (or as of the date a Consenting Noteholder becomes a party hereto):

9.1.1.          Such Party is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder.  The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability company, partnership or other similar action on its part.

9.1.2.          The execution, delivery and performance by such Party of this Agreement does not and will not (A) violate any material provision of law, rule or regulation applicable to it or its charter or bylaws (or other similar governing documents), or (B) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it is a party, except, in the case of the AGC Parties, for the filing of the Chapter 11 Cases.

9.1.3.          The execution, delivery and performance by such Party of this Agreement does not and will not require any material registration or filing with, consent or approval of, or notice to, or other action, with or by, any federal, state or governmental authority or regulatory body.

9.1.4.          This Agreement is the legally valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

9.2.          Each Consenting Noteholder severally (and not jointly) represents and warrants to the AGC Parties that, as of the date hereof (or as of the date such Consenting Noteholder becomes a party hereto), such Consenting Noteholder (i) is the beneficial owner of the aggregate principal amount of the Notes set forth below its name on the signature page hereto (or below its name on the signature page of a Joinder Agreement for any Consenting Noteholder that becomes a party hereto after the date hereof), and/or (ii) has, with respect to the beneficial owner(s) of such Notes, (A) sole investment or voting discretion with respect to such Notes, (B) full power and authority to vote on and consent to matters concerning such Notes or to exchange, assign and Transfer such Notes, and (C) full power and authority to bind or act on the behalf of, such beneficial owner(s).

9.3.          Each Consenting Sponsor severally (and not jointly) represents and warrants to the AGC Parties that such Consenting Sponsor holds of record and owns beneficially the number of shares of common stock of the Company set forth below such Consenting Sponsor’s name on its signature page to this Agreement, free and clear of any restrictions on transfer, liens or options, warrants, purchase rights, contracts, commitments, claims and demands and that such shares constitute approximately 98% of the outstanding equity interests in the Company.

9.4.          Each Consenting Noteholder and Consenting Sponsor acknowledges, agrees and represents to the other Parties that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D of the Securities Act.

9.5.          The Company hereby represents and warrants to each Consenting Noteholder and each Consenting Sponsor that will receive new shares or equity in connection with the Restructuring, that such shares, upon issuance in accordance with the AGC Plan, shall be duly authorized, validly issued, fully paid and non-assessable.

10.           Disclosure; Publicity.

10.1.        Within two business days following the Support Effective Date, subject to the provisions set forth in Section 10(b) hereof, the Company shall disseminate a press release, by posting such press release to the Intralinks website required to be maintained by the Company in accordance with Section 3.11(b)(4) of the Indenture, disclosing the existence of this Agreement and the material terms hereof, with such redactions as may be reasonably requested by Stroock to maintain the confidentiality of the items identified in Section 10(b) hereof, except as otherwise required by law. In the event that the Company fails to make the foregoing disclosures in compliance with the terms specified herein, any such Consenting Noteholder may publicly disclose the foregoing, including, without limitation, this Agreement and all of its exhibits and schedules (subject to the redactions called for by Section 10 hereof), and the Company hereby irrevocably waives and releases any claims against the Consenting Noteholders arising as a result of such disclosure by a Consenting Noteholder in compliance with this Agreement.

10.2.        The Company shall submit drafts to Stroock and STB of any press releases and public documents that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement at least two (2) calendar days prior to making any such disclosure.  Except as required by applicable law, no Party or its advisors shall disclose to any person or entity (including, for the avoidance of doubt, any other Consenting Noteholder), other than advisors to the Company, the principal amount or percentage of Notes held by any Consenting Noteholder, in each case, without such Consenting Noteholder’s prior written consent; provided that, if such disclosure is required by law, subpoena or other legal process or regulation, the AGC Parties shall provide each Consenting Noteholder with advance notice of the intent to disclose and shall afford each of the Consenting Noteholders a reasonable opportunity to (i) seek a protective order or other appropriate remedy and (ii) review and comment upon such disclosure prior to the AGC Parties making such disclosure to the extent legally permissible.  Any disclosure of this Agreement, with the Bankruptcy Court or otherwise, by the AGC Parties that includes executed signature pages to this Agreement shall include such signature pages only in redacted form with respect to the holdings of each Consenting Noteholder (provided that the holdings disclosed in such signature pages may be filed in unredacted form with the Bankruptcy Court under seal if required by the Bankruptcy Court). The foregoing shall not prohibit the AGC Parties from disclosing the aggregate amount of Notes held by all Consenting Noteholders in the aggregate.  The AGC Parties’ obligations under this section shall survive termination of this Agreement.

11.           Creditors’ Committee.  Notwithstanding anything herein to the contrary, if any Consenting Noteholder is appointed to and serves on an official committee of unsecured creditors in the Chapter 11 Cases, the terms of this Agreement shall not be construed so as to limit such Consenting Noteholder’s exercise of its fiduciary duties to any person arising from its service on such committee, and any such exercise of such fiduciary duties shall not be deemed to constitute a breach of the terms of this Agreement.  All Parties agree they shall not oppose the participation of any of the Consenting Noteholders or the trustee under the Indenture on any official committee of unsecured creditors formed in the Chapter 11 Cases.

12.           Amendments and Waivers.  Except as otherwise expressly set forth herein, this Agreement and the AGC Plan (including any exhibits or schedules thereto) may not be waived, modified, amended, or supplemented except in a writing signed by the Company, the

Requisite Noteholders and the Consenting Sponsors (which consent shall be limited solely to the Consenting Sponsor Consent Right); provided that (a) any modification, amendment or change to the definition of Consenting Noteholders or Requisite Noteholders shall require the written consent of each Consenting Noteholder adversely affected thereby, (b) any waiver, change, modification, or amendment to this Section 12 shall require the consent of all Consenting Noteholders, and (c) any waiver, change, modification, or amendment to this Agreement or the AGC Plan that materially adversely affects the economic recoveries or treatment of any Consenting Noteholder compared to the recoveries or treatment set forth in the AGC Plan attached hereto in a disproportionate manner relative to other Consenting Noteholders, may not be made without the written consent of each such materially disproportionately adversely affected Consenting Noteholder.  If a materially disproportionately adversely affected Consenting Noteholder (“Non-Consenting Noteholder”) does not consent to a waiver, change, modification, or amendment to this Agreement requiring the consent of each Consenting Noteholder, but such waiver, change, modification or amendment receives the consent of Consenting Noteholders owning at least 66.67% in principal amount of the outstanding relevant debt of the affected Consenting Class of which such Non-Consenting Noteholder is a member, this Agreement shall be deemed to have been terminated only as to such Non-Consenting Noteholder, but this Agreement shall continue in full force and effect in respect of all other Consenting Noteholders.  Notwithstanding the foregoing, the AGC Parties may amend, modify, or supplement the AGC Plan, from time to time, without the consent of any Consenting Noteholder or the Consenting Sponsors, to cure any ambiguity, defect (including any technical defect), or inconsistency, provided that any such amendments, modifications, or supplements are acceptable to the Requisite Noteholders.

13.           Effectiveness.  This Agreement shall become effective and binding upon each Party upon the later of (i) the Support Effective Date and (ii) the execution and delivery by such Party of an executed signature page hereto; provided that signature pages executed by Consenting Noteholders shall be delivered to (a) other Consenting Noteholders or Consenting Sponsors in a redacted form that removes each Consenting Noteholder’s individual holdings of the Notes and (b) the AGC Parties in an unredacted form (to be held on a confidential basis).  For the avoidance of doubt, no affiliate of a Noteholder or Consenting Noteholder or other business unit within any Noteholder or Consenting Noteholder shall be subject to this Agreement unless they separately become a party hereto.

14.          Governing Law; Jurisdiction; Waiver of Jury Trial.

14.1.        This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the State of New York, without giving effect to the conflict of laws principles thereof.  Each of the Parties irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns shall be brought and determined in any federal or state court in the Borough of Manhattan, the City of New York (the “New York Courts”), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Agreement and the Restructuring.  Each of the Parties agrees not to commence any proceeding relating hereto or thereto except in the New York Courts, other than proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any New York Court.  Each of the Parties further agrees that notice as provided in Section 23 shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient.  Each of the Parties hereby irrevocably and unconditionally waives and agrees not to assert by way of motion or as a defense, counterclaim or otherwise, in any proceeding arising out of or relating to this Agreement or the Restructuring, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the proceeding in any such court that a proceeding in any New York Court is brought in an inconvenient forum, (B) or the venue of such proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the foregoing, during the pendency of the Chapter 11 Cases, all proceedings contemplated by this Section 14.1 shall be brought in the Bankruptcy Court.

14.2.        Each Party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or any other theory).

15.           Specific Performance/Remedies.  It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to seek specific performance and injunctive or other equitable relief (including attorneys’ fees and costs) as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy.  Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies.

16.           Survival.  Notwithstanding the termination of this Agreement pursuant to Section 7, Sections 10 and 11, and 14-235 shall survive such termination and shall continue in full force and effect in accordance with the terms hereof; provided that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination.

17.           Headings.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof or, for any purpose, be deemed a part of this Agreement.

18.           Successors and Assigns; Severability.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives; provided that nothing contained in this Section 18 shall be deemed to permit Transfers of the Notes or any Claims other than in accordance with the express terms of this Agreement.  If any provision of this Agreement, or the application of any such provision to any person or entity or circumstance, shall be held invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof and this Agreement shall continue in full force and effect.  Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the

Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

19.           Several, Not Joint, Obligations.  The agreements, representations and obligations of the Parties under this Agreement are, in all respects, several and not joint.

20.           Relationship Among Parties.  Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary hereof.  No Party shall have any responsibility for any trading by any other entity by virtue of this Agreement.  No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement.  The Parties have no agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting or disposing of any equity securities of the Company and do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended.

21.           Prior Negotiations; Entire Agreement.  This Agreement, including the exhibits and schedules hereto (including the AGC Plan), constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof and thereof, except that the Parties acknowledge that any confidentiality agreements executed between the Company and each Consenting Noteholder prior to the execution of this Agreement shall continue in full force and effect for the duration of such confidentiality agreements.

22.           Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same agreement.  Execution copies of this Agreement delivered by facsimile or PDF shall be deemed to be an original for the purposes of this paragraph.

23.          Notices.  All notices hereunder shall be deemed given if in writing and delivered, if contemporaneously sent by electronic mail, facsimile, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers:

1.                             (a)           If to any AGC Party, to:

American Gilsonite Company
16200 Park Row Drive, Suite 250
Houston, TX 77084
Attention:  David Gallagher and Steven A. Granda
Email: david@americangilsonite.com, sgranda@amgc.com

2.                             With a copy (which shall not constitute notice) to:

3.                             Weil, Gotshal & Manges LLP (as counsel to the Company)
767 Fifth Avenue
New York, NY 10153
Facsimile:  (212) 310-8007
Attention: Matt Barr and Sunny Singh
Email: matt.barr@weil.com and sunny.singh@weil.com

4.                             (b)           If to the Consenting Noteholders, to:

5.                             Stroock & Stroock & Lavan LLP
6.                             180 Maiden Lane
New York, NY 10038
Attention:  Erez E. Gilad
Facsimile: (212) 806-6006
Email:  egilad@stroock.com
7.
8.                             (c)           If to the Consenting Sponsors, to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  Elisha Graff and Ariana Watson Evarts
Facsimile:  (212) 455-2502
 Email:  egraff@stblaw.com and ariana.evarts@stblaw.com

Any notice given by delivery, mail or courier shall be effective when received.  Any notice given by facsimile or electronic mail shall be effective upon oral, machine or electronic mail (as applicable) confirmation of transmission.

24.           Qualification on Consenting Noteholders Representations. The Parties acknowledge that all representations, warranties, covenants, and other agreements made by any Consenting Noteholder that is a separately managed account of an investment manager are being made only with respect to the Claims managed by such investment manager (in the amount identified on the signature pages hereto), and shall not apply to (or be deemed to be made in relation to) any Claims that may be beneficially owned by such Consenting Noteholder that are not held through accounts managed by such investment manager.

25.           Actions Taken By Palladium.  Each of the Consenting Sponsors hereby appoints Palladium as its true and lawful attorney-in-fact with full irrevocable power of attorney for the purposes of carrying out any actions to be taken by (including, without limitation, consents on behalf of) the Consenting Sponsors under this Agreement.  Relying upon such appointment, the AGC Parties, the Consenting Noteholders and the Consenting Sponsors acknowledge that any actions to be taken by the Consenting Sponsors in this Agreement shall be deemed taken upon such actions being taken by Palladium.

26.           Settlement Discussions.  This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties.  Pursuant to Rule

408 of the Federal Rules of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

27.           No Solicitation; Adequate Information.  This Agreement is not and shall not be deemed to be a solicitation for consents to the AGC Plan.  The votes of the holders of claims against or interests in the AGC Parties will not be solicited until such holders who are entitled to vote on the AGC Plan have received the AGC Plan, the AGC Disclosure Statement and related ballots, and other required Solicitation materials.  In addition, this Agreement does not constitute an offer to issue or sell securities to any person or entity, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.

28.           Interpretation; Rules of Construction; Representation by Counsel. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section, Exhibit or Schedule, respectively, of or attached to this Agreement unless otherwise indicated. Unless the context of this Agreement otherwise requires, (a) words using the singular or plural number also include the plural or singular number, respectively, (b) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (c) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation,” and (d) the word “or” shall not be exclusive and shall be read to mean “and/or.” The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, solely in their respective capacity as officers of the undersigned and not in any other capacity, as of the date first set forth above.

AGC PARTIES

AMERICAN GILSONITE HOLDING COMPANY

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President

AMERICAN GILSONITE COMPANY

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President | Chief Financial Officer

DPC PRODUCTS, INC.

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President | Chief Financial Officer

LEXCO ACQUISITION CORP.

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President | Chief Financial Officer

LEXCO HOLDING, LLC

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President | Chief Financial Officer

[Signature Page to Restructuring Support Agreement]

CONSENTING NOTEHOLDERS

[CONSENTING NOTEHOLDER]

By:

Name:

Title:

Principal Amount of Notes: $_____________

Notice Address:

Fax:
Attention:
Email:

[Signature Page to Restructuring Support Agreement]

CONSENTING SPONSORS

AGC (DELAWARE), LP

By:	Palladium Equity Partners III, LLC, its General Partner

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

AGC/PEP, LLC

By:	Palladium Equity Partners III, LLC, its Managing Member

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

AGC (Cayman) LP

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

PALLADIUM EQUITY PARTNERS III, LP

By:	Palladium Equity Partners III, LLC, its General Partner

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

[Signature Page to Restructuring Support Agreement]

PALLADIUM EQUITY PARTNERS III, LLC

By:	/s/ Marcos A. Rodriguez
Name: Marcos A. Rodriguez
Title: Managing Member

Notice Address:

Fax:
Attention:
Email:

[Signature Page to Restructuring Support Agreement]

EXHIBIT A

Plan of Reorganization

[See Exhibit B to full Disclosure Statement]

EXHIBIT B

Disclosure Statement

[See full Disclosure Statement]

EXHIBIT C

DIP Commitment Letter

[See Exhibit D to full Disclosure Statement]

EXHIBIT D

FORM OF JOINDER AGREEMENT FOR CONSENTING NOTEHOLDERS

This Joinder Agreement to the Restructuring Support Agreement, dated as of [_______], 2016 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), by and among American Gilsonite Company (the “Company”), the affiliates of the Company party thereto, and the holders of the principal amounts outstanding under the Indenture (together with their respective successors and permitted assigns, the “Consenting Noteholders” and each, a “Consenting Noteholder”) is executed and delivered by ________________________________ (the “Joining Party”) as of ______________, 2016.  Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

Agreement to be Bound.  The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof).  The Joining Party shall hereafter be deemed to be a “Consenting Noteholder” and a “Party” for all purposes under the Agreement and with respect to any and all Claims held by such Joining Party.

Representations and Warranties.  With respect to the aggregate principal amount of Notes set forth below its name on the signature page hereto, the Joining Party hereby makes the representations and warranties of the Consenting Noteholders set forth in Section 9 of the Agreement to each other Party to the Agreement.

Governing Law.  This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions which would require the application of the law of any other jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

[CONSENTING NOTEHOLDER]

By:
Name:
Title:

Principal Amount of the Notes: $_____________

Notice Address:

Fax:
Attention:
Email:

Acknowledged:

AMERICAN GILSONITE COMPANY

By:
Name:
Title:

Exhibit B

Prepackaged Plan of Reorganization

UNITED STATES BANKRUPTCY COURT
 DISTRICT OF DELAWARE

----------------------------------------------------------------------------	x
:
In re:	:	Chapter 11
:
AMERICAN GILSONITE	:	Case No. 16-______ ( )
COMPANY, et al.,	:
	:	(Joint Administration Requested)
Debtors.[12]	:
----------------------------------------------------------------------------	x

JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
OF AMERICAN GILSONITE COMPANY AND ITS AFFILIATED DEBTORS

WEIL, GOTSHAL & MANGES LLP Matthew S. Barr Sunny Singh Jessica Diab 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007
RICHARDS, LAYTON & FINGER, P.A.
 Mark D. Collins (No. 2981)
John H. Knight (No. 3848)
Amanda R. Steele (No. 5530)
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Telephone:  (302) 651-7700
Facsimile:  (302) 651-7701

Proposed Counsel for Debtors and Debtors in Possession	Proposed Counsel for Debtors and Debtors in Possession

Dated:	October 19, 2016 Wilmington, Delaware

12 The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number, as applicable, are: American Gilsonite Holding Company (2164), American Gilsonite Company (1788), DPC Products, Inc. (7329), Lexco Acquisition Corp. (9699), and Lexco Holding, LLC (9699).  The Debtors’ mailing address is 16200 Park Row Drive, Suite 250, Houston, Texas 77084.

1

		Page

Article I DEFINITIONS AND INTERPRETATION		1
A.	Definitions	1
B.	Interpretation; Application of Definitions and Rules of Construction	10
C.	Reference to Monetary Figures	10
D.	Controlling Document	10
Article II ADMINISTRATIVE EXPENSE AND PRIORITY CLAIMS		11
2.1.	Administrative Expense Claims	11
2.2.	Fee Claims	11
2.3.	Fees and Expenses of Second Lien Indenture Trustee	12
2.4.	Priority Tax Claims	12
2.5.	DIP Claims	12
2.6.	Restructuring Expenses	12
Article III CLASSIFICATION OF CLAIMS AND INTERESTS		13
3.1.	Classification in General	13
3.2.	Formation of Debtor Groups for Convenience Only	13
3.3.	Summary of Classification	13
3.4.	Special Provision Governing Unimpaired Claims	13
3.5.	Elimination of Vacant Classes	14
Article IV TREATMENT OF CLAIMS AND INTERESTS		14
4.1.	Priority Non-Tax Claims (Class 1)	14
4.2.	Other Secured Claims (Class 2)	14
4.3.	Second Lien Notes Claims (Class 3)	15
4.4.	General Unsecured Claims (Class 4)	15
4.5.	Intercompany Claims (Class 5)	16
4.6.	AGHC Interests (Class 6)	16
4.7.	AGC Interests (Class 7)	16
4.8.	Other Debtor Interests (Class 8)	16
Article V MEANS FOR IMPLEMENTATION		17
5.1.	Compromise and Settlement of Claims, Interests, and Controversies	17
5.2.	Continued Corporate Existence	17
5.3.	Exit Facility	18
5.4.	Shareholders Agreement	18
5.5.	Authorization and Issuance of New Common Stock	18
5.6.	Section 1145 Exemption	19
5.7.	Cancellation of Existing Securities and Agreements	19
5.8.	Officers and Boards of Directors	20
5.9.	Effectuating Documents; Further Transactions	20
5.10.	Cancellation of Liens	21
5.11.	Employee Matters	21
5.12.	Nonconsensual Confirmation	22
5.13.	Closing of Chapter 11 Cases	22
5.14.	Notice of Effective Date	22
i

(continued)

(continued)

Schedule 1	Letter Agreements under Employee Bonus Plan

(continued)

Page

Schedule 2	Employee Arrangements

American Gilsonite Holding Company, American Gilsonite Company, DPC Products, Inc., Lexco Acquisition Corp., and Lexco Holding, LLC (each, a “Debtor” and, collectively, the “Debtors”) propose the following joint chapter 11 plan of reorganization pursuant to section 1121(a) of the Bankruptcy Code.  Capitalized terms used herein shall have the meanings set forth in Article I.A.

DEFINITIONS AND INTERPRETATION.

1.	Definitions. The following terms shall have the respective meanings specified below:

Administrative Expense Claim means any right to payment constituting a cost or expense of administration incurred during the Chapter 11 Cases of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under sections 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including, without limitation, (a) the actual and necessary costs and expenses incurred after the Commencement Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) Fee Claims; (c) Restructuring Expenses; and (d) DIP Claims.

Affiliates means “Affiliates” as such term is defined in section 101(2) of the Bankruptcy Code.

AGC means American Gilsonite Company.

AGHC means American Gilsonite Holding Company.

AGC Interests means all Interests in AGC.

AGHC Interests means all Interests in AGHC.

Allowed means, with reference to any Claim or Interest, a Claim or Interest (a) arising on or before the Effective Date as to which (i) no objection to allowance or priority, and no request for estimation or other challenge, including, without limitation, pursuant to section 502(d) of the Bankruptcy Code or otherwise, has been interposed and not withdrawn within the applicable period fixed by the Plan or applicable law, or (ii) any objection has been determined in favor of the holder of the Claim or Interest by a Final Order, (b) that is compromised, settled, or otherwise resolved pursuant to the authority of the Debtors or Reorganized Debtors, (c) as to which the liability of the Debtors or Reorganized Debtors, as applicable, and the amount thereof are determined by a Final Order of a court of competent jurisdiction, or (d) expressly allowed hereunder; provided, however, that notwithstanding the foregoing, (x) unless expressly waived by the Plan, the Allowed amount of Claims or Interests shall be subject to and shall not exceed the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable, and (y) the Reorganized Debtors shall retain all claims and defenses with respect to Allowed Claims that are Reinstated or otherwise Unimpaired pursuant to the Plan.

Amended Organizational Documents means the forms of certifications of incorporation, certificates of formation, limited liability company agreements, or other forms of organizational documents and bylaws for the Reorganized Debtors reasonably satisfactory to the Debtors and the Requisite Noteholders.  To the extent such Amended Organizational Documents reflect material changes to the Debtors’ existing forms of organization documents and bylaws, draft forms of such Amended Organizational Documents will be included in the Plan Supplement.

Bankruptcy Code means title 11 of the United States Code, 11 U.S.C. § 101, et seq., as amended from time to time, as applicable to the Chapter 11 Cases.

Bankruptcy Court means the United States Bankruptcy Court for the District of Delaware having jurisdiction over the Chapter 11 Cases.

Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code and any Local Bankruptcy Rules of the Bankruptcy Court, in each case, as amended from time to time and applicable to the Chapter 11 Cases.

Benefit Plans means each (i) “employee benefit plan,” as defined in section 3(3) of ERISA and (ii) all other pension, retirement, bonus, incentive, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to be contributed to, by the Debtors for the benefit of any of their current or former employees or independent contractors, other than those that entitle employees to, or that otherwise give rise to, Interests in one or more of the Debtors.

Business Day means any day other than a Saturday, a Sunday, or any other day on which banking institutions in New York, New York are required or authorized to close by law or executive order.

Cash means legal tender of the United States of America.

Causes of Action means any action, claim, cross-claim, third-party claim, cause of action, controversy, demand, right, lien, indemnity, guaranty, suit, obligation, liability, loss, debt, damage, judgment, account, defense, remedies, offset, power, privilege, license and franchise of any kind or character whatsoever, known, unknown, foreseen or unforeseen, existing or hereafter arising, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Commencement Date, in contract or in tort, in law or in equity or pursuant to any other theory of law (including, without limitation, under any state or federal securities laws).  Causes of Action also includes: (a) any right of setoff, counterclaim or recoupment and any claim for breach of contract or for breach of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state law fraudulent transfer claim.

Chapter 11 Cases means the jointly administered cases under chapter 11 of the Bankruptcy Code commenced by the Debtors on the Commencement Date, in the Bankruptcy Court.

Claim has the meaning set forth in section 101(5) of the Bankruptcy Code, as against any Debtor.

Class means any group of Claims or Interests classified as set forth in Article III of the Plan pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.

Commencement Date means October [•], 2016, the date on which the Debtors commenced the Chapter 11 Cases.

Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.

Confirmation Hearing means the hearing to be held by the Bankruptcy Court to consider confirmation of the Plan, as such hearing may be adjourned or continued from time to time.
2

Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

Consenting AGHC Interest Holders means direct and indirect holders of AGHC Interests that are party to the Restructuring Support Agreement together with their respective successors and permitted assigns.

Consenting RSA Parties means the Consenting AGHC Interest Holders and the Consenting Second Lien Noteholders.

Consenting Second Lien Noteholders means the Second Lien Noteholders that are party to the Restructuring Support Agreement together with their respective successors and permitted assigns and any subsequent Second Lien Noteholders that become party to the Restructuring Support Agreement in accordance with the terms of the Restructuring Support Agreement.

Cure means the payment of Cash by the Debtors, or the distribution of other property (as the parties may agree or the Bankruptcy Court may order), as necessary to (a) cure a monetary default by the Debtors in accordance with the terms of an executory contract or unexpired lease of the Debtors and (b) permit the Debtors to assume such executory contract or unexpired lease pursuant to section 365 of the Bankruptcy Code.

Cure Dispute means a pending objection relating to assumption of an executory contract or unexpired lease pursuant to section 365 of the Bankruptcy Code.

Debtor or Debtors has the meaning set forth in the introductory paragraph of the Plan.

Debtors in Possession means the Debtors in their capacity as debtors in possession in the Chapter 11 Cases pursuant to sections 1101, 1107(a) and 1108 of the Bankruptcy Code.

Definitive Documents means the documents, other than the Plan, including any related orders, agreements, instruments, schedules, or exhibits, that are contemplated herein and that are otherwise necessary to implement, or otherwise relate to, the restructuring contemplated in the Restructuring Support Agreement and the Plan (including the Plan Supplement), including, without limitation, (i) the Shareholders Agreement, (ii) the Exit Facility Documents, (iii) the Subordinated Notes Documents, (iv) the Amended Organizational Documents, and (v) the Confirmation Order, each of which shall contain terms and conditions consistent in all material respects with the Plan and shall otherwise be reasonably satisfactory in all respects to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Documents shall be acceptable to the Debtors and the Required Lenders in their discretion.

DIP Agent means a financial institution to be selected by the Required Lenders and agreed to by AGC.

DIP Claims means all Claims held by the DIP Agent and the DIP Lenders on account of, arising under or relating to the DIP Loans, the DIP Loan Documents, or the DIP Orders, which includes, without limitation, Claims for all principal amounts outstanding, interest, fees, reasonable and documented fees, expenses, costs and other charges of the DIP Agent and the DIP Lenders.

DIP Facility means that certain Senior Secured Super Priority Priming Debtor in Possession credit facility consisting of a new money non-amortizing term loan in the aggregate principal amount of Thirty Million Dollars ($30,000,000) provided by the DIP Lenders on the terms and conditions set forth in the DIP Loan Agreement, as approved by the DIP Orders.
3

DIP Facility Term Sheet means the term sheet for the DIP Facility annexed to the Disclosure Statement as Exhibit C.

DIP Lenders means the Persons party to the DIP Loan Agreement as “Lenders” thereunder, and each of their respective successors and permitted assigns.

DIP Loan Agreement means that certain Credit Agreement, dated as of October [●], 2016, by and among, AGC, as borrower, the guarantors party thereto, the DIP Agent, and the DIP Lenders (as may be amended, restated, amended and restated, supplemented, or modified from time to time, solely in accordance with the terms thereof) and containing terms consistent with the DIP Facility Term Sheet and which otherwise shall be in form and substance acceptable to the DIP Lenders, the DIP Agent, and the Debtors and reasonably acceptable to the Requisite Noteholders.

DIP Loan Documents has the meaning given in the DIP Orders.

DIP Orders means the interim and final order(s) of the Bankruptcy Court authorizing, as the case may be, among other things, the Debtors to enter into and make borrowings under the DIP Loan Agreement, and granting certain rights, protections, and liens to and for the benefit of the DIP Lenders, which orders shall be in form and substance acceptable to the DIP Lenders, the DIP Agent, and the Debtors and reasonably acceptable to the Requisite Noteholders.

Disallowed means, with respect to any Claim or Interest, that such Claim or Interest has been determined by a Final Order or specified in a provision of the Plan not to be Allowed.

Disbursing Agent means any Entity (including any applicable Debtor if it acts in such capacity) in its capacity as a disbursing agent under Article VI of the Plan.

Disclosure Statement means the disclosure statement for the Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

Disputed means with respect to a Claim or Interests, that (a) is neither Allowed nor Disallowed under the Plan or a Final Order, nor deemed Allowed under sections 502, 503, or 1111 of the Bankruptcy Code or (b) the Debtors or any party in interest has interposed a timely objection or request for estimation, and such objection or request for estimation has not been withdrawn or determined by a Final Order.  If the Debtors dispute only a portion of a Claim, such Claim shall be deemed Allowed in any amount the Debtors do not dispute, and Disputed as to the balance of such Claim.

DTC means the Depository Trust Company.

Effective Date means the date on which all conditions to the effectiveness of the Plan set forth in Article IX hereof have been satisfied or waived in accordance with the terms of the Plan.

Employee Bonus Plan means the employee bonus plan implemented by AGC in August 2016 and described in Article IV of the Disclosure Statement.

Employment Arrangements shall have the meaning ascribed to such term in Section 5.11 of the Plan.

Entity means an individual, corporation, partnership, limited  partnership, limited liability company, association, joint stock company, joint venture, estate, trust, unincorporated organization,
4

government unit (as defined in section 101(27) of the Bankruptcy Code) or any political subdivision thereof, or other person (as defined in section 101(41) of the Bankruptcy Code) or other entity.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Estate or Estates means individually or collectively, the estate or estates of the Debtors created under section 541 of the Bankruptcy Code.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Exculpated Parties means collectively: (a) the Debtors; (b) the Reorganized Debtors; (c) the Disbursing Agent; (d) any statutory committee appointed in the Chapter 11 Cases; and (e) with respect to each of the foregoing Entities in clauses (a) through (d), such Entities’ predecessors, successors and assigns, subsidiaries, Affiliates, managed accounts or funds, current or former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entities’ respective heirs, executors, estates, and nominees.

Exit Facility means the senior secured exit term loan in an aggregate principal amount equal to the outstanding and unpaid principal amount under the DIP Loan Agreement (which shall include a principal balance of up to Thirty Million Dollars ($30,000,000), with Reorganized AGC, as borrower, in accordance with, and subject to, the terms and conditions of the Exit Facility Credit Agreement.

Exit Facility Agent means a financial institution, to be selected by the Required Lenders and agreed to by AGC, to serve as the administrative and collateral agent under the Exit Facility Credit Agreement.

Exit Facility Commitment Fee means Three Hundred Thousand Dollars ($300,000) in cash payable on the Effective Date to the Exit Facility Lenders on a Pro Rata basis.

Exit Facility Credit Agreement means that certain senior secured credit agreement, dated as of the Effective Date, governing the Exit Facility (as may be amended, restated, amended and restated, supplemented, or modified from time to time, solely in accordance with the terms thereof) and containing terms consistent with the Exit Facility Term Sheet and which otherwise shall be in form and substance acceptable to the Debtors and the Required Lenders in their discretion.

Exit Facility Documents means, collectively, the Exit Facility Credit Agreement and each other agreement, security agreement, pledge agreement, collateral assignments, mortgages, control agreements, guarantee, certificate, document or instrument executed and/or delivered in connection with any of the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, amended, restated, supplemented or replaced from time to time and which shall be in form and substance consistent with the Exit Facility Term Sheet and otherwise acceptable to the Debtors and the Required Lenders in their discretion.

Exit Facility Lenders means each DIP Lender and any other Person that shall become a lender under the Exit Facility from time to time in accordance with the Exit Facility Credit Agreement.

Exit Facility Term Sheet means the term sheet for the Exit Facility annexed to the Disclosure Statement as Exhibit F.
5

Fee Claim means a Claim for professional services rendered or costs incurred on or after the Commencement Date through the Effective Date by professional persons retained by the Debtors by an order of the Bankruptcy Court pursuant to sections 327, 328, 329, 330, 331, or 503(b) of the Bankruptcy Code in the Chapter 11 Cases.

Final Order means an order or judgment of a court of competent jurisdiction that has been entered on the docket maintained by the clerk of such court, which has not been reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for a new trial, reargument, or rehearing shall then be pending, or (b) if an appeal, writ of certiorari, new trial, reargument, or rehearing thereof has been sought, such order or judgment shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument, or rehearing shall have expired; provided, however, that no order or judgment shall fail to be a “Final Order” solely because of the possibility that a motion under Rules 59 or 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule (or any analogous rules applicable in another court of competent jurisdiction) or sections 502(j) or 1144 of the Bankruptcy Code has been or may be filed with respect to such order or judgment.

General Unsecured Claim means any Claim, other than a Second Lien Notes Claim, Other Secured Claim, Administrative Expense Claim, Intercompany Claim, Priority Tax Claim, or Priority Non-Tax Claim.

Impaired means, with respect to a Claim, Interest, or Class of Claims or Interests, “impaired” within the meaning of sections 1123(a)(4) and 1124 of the Bankruptcy Code.

Initial Consenting Noteholders means “Initial Consenting Noteholders” as such term is defined in the Restructuring Support Agreement.

Insured Claims means any Claim or portion of a Claim that is, or may be, insured under any of the Debtors’ insurance policies.

Intercompany Claim means any Claim against a Debtor held by another Debtor.

Interests means any equity interest in a Debtor as defined in section 101(16) of the Bankruptcy Code, including all common stock, preferred stock, other instruments evidencing an ownership interest, or equity security (as defined in section 101(16) of the Bankruptcy Code) in any of the Debtors, whether or not transferable, and any option, warrant, right, or any other interest that is exercisable, convertible or exchangeable into equity of a Debtor, contractual or otherwise, including, without limitation, equity or equity-based incentives, grants, or other instruments issued, granted or promised to be granted to current or former employees, directors, officers, or contractors of the Debtors, to acquire any such interests in a Debtor that existed immediately before the Effective Date.

Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

Management Incentive Plan means a post-emergence management incentive plan on terms and conditions described in and consistent with the Management Incentive Plan Term Sheet.

Management Incentive Plan Term Sheet means the term sheet for the Management Incentive Plan, annexed to the Disclosure Statement as Exhibit E.
6

Merger shall have the meaning ascribed to such term in Section 5.2 of the Plan.

New Board means the new board of directors of Reorganized AGC.

New Common Stock means the shares of common stock, par value $.001 per share, of Reorganized AGC authorized pursuant to the amended and restated Certificate of Incorporation of Reorganized AGC, and all of which shall be deemed validly issued, fully-paid, and non-assessable.

Other Debtor Interest means an Interest in a Debtor other than AGHC or AGC held by another Debtor.

Other Secured Claim means a Secured Claim, other than an Administrative Expense Claim, a DIP Claim, a Priority Tax Claim, or a Second Lien Notes Claim.

Person means any individual, corporation, partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, Governmental Unit or any political subdivision thereof, or any other Entity.

Plan means this joint prepackaged chapter 11 plan, including all appendices, exhibits, schedules, and supplements hereto (including, without limitation, any appendices, schedules, and supplements to the Plan contained in the Plan Supplement), as the same may be amended, supplemented, or modified from time to time in accordance with the provisions of the Bankruptcy Code, the terms hereof, and the terms of the Restructuring Support Agreement.

Plan Supplement means a supplemental appendix to the Plan containing, among other things, draft forms of documents, schedules, and exhibits to the Plan to be filed with the Court, including, but not limited to, the following, each of which must be in form and substance reasonably acceptable to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Credit Agreement shall be acceptable to the Debtors and the Required Lenders in their discretion:  (a) Amended Organizational Documents (to the extent such Amended Organizational Documents reflect material changes from the Debtors’ existing organizational documents and bylaws), (b) Exit Facility Credit Agreement or modified Exit Facility Term Sheet, if any, (c) Shareholders Agreement or modified Shareholders Term Sheet, if any, and (d) Subordinated Notes Indenture or modified Subordinated Notes Term Sheet and, to the extent known, information required to be disclosed in accordance with section 1129(a)(5) of the Bankruptcy Code; provided, that, through the Effective Date, the Debtors shall have the right to amend the Plan Supplement and any schedules, exhibits, or amendments thereto, in accordance with the terms of the Plan and the Restructuring Support Agreement.  The Plan Supplement shall be filed with the Bankruptcy Court not later than seven (7) calendar days prior to the Voting Deadline.

Priority Non-Tax Claim means any Claim other than an Administrative Expense Claim or a Priority Tax Claim, entitled to priority in payment as specified in section 507(a) of the Bankruptcy Code.

Priority Tax Claim means any Secured Claim or unsecured Claim of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

Prepetition Credit Agreement means that certain secured Credit and Guaranty Agreement, dated as of August 28, 2012, by and among AGC, as borrower, each of the other loan parties named therein, the Prepetition Credit Agreement Agent and the other lenders party thereto, as amended, modified, or supplemented from time to time prior to the Commencement Date.
7

Prepetition Credit Agreement Agent means KeyBank National Association, in its capacity as administrative agent under the Prepetition Credit Agreement, and its successors and assigns.

Pro Rata means the proportion that an Allowed Claim or Interests in a particular Class bears to the aggregate amount of Allowed Claims or Interests in that Class, or the proportion that Allowed Claims or Interests in a particular Class bear to the aggregate amount of Allowed Claims and Disputed Claims or Allowed Interests and Disputed Interests in a particular Class and other Classes entitled to share in the same recovery as such Class under the Plan.

Reinstate, Reinstated, or Reinstatement means leaving a Claim Unimpaired under the Plan.

Released Parties means collectively: (a) the Debtors, (b) the Reorganized Debtors, (c) the Consenting AGHC Interest Holders, (d) the DIP Agent and the DIP Lenders; (e) the Consenting Second Lien Noteholders; (f) the Second Lien Indenture Trustee; (g) the Exit Facility Agent and the Exit Facility Lenders and (h) with respect to each of the foregoing Entities in clauses (a) through (g), such entities’ predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entities’ respective heirs, executors, estates, and nominees.

Reorganized AGC means American Gilsonite Company, as reorganized on the Effective Date in accordance with the Plan and after giving effect to the mergers and/or conversion as set forth in Section 5.2 of the Plan.

Reorganized Debtors means, with respect to each Debtor, such Debtor as reorganized on the Effective Date in accordance with the Plan.

Restructuring Expenses means the reasonable and documented fees and expenses incurred by (i) the Initial Consenting Noteholders, and the fees, costs, and expenses of their respective legal and financial advisors (but no more than:  (a) Stroock & Stroock & Lavan LLP, (b) Houlihan Lokey Capital, Inc., (c) Young Conaway Stargatt & Taylor, LLP, (d) Parsons Behle & Latimer and (e) such other consultants or other professionals as may be retained by the Initial Consenting Noteholders, with the consent of the Debtors, such consent not to be unreasonably withheld, delayed, or conditioned), and (ii) the Consenting AGHC Interest Holders, limited to the fees and expenses of (a) Simpson Thacher & Bartlett LLP and (b) one local Delaware counsel.

Required Lenders means “Required Lenders” as such term is defined in the DIP Facility Term Sheet or the DIP Loan Agreement.

Requisite Noteholders means “Requisite Noteholders” as such term is defined in the Restructuring Support Agreement.

Restructuring Support Agreement means that certain Restructuring Support Agreement, dated as of October 19, 2016, by and among the Debtors and the Consenting RSA Parties (as may be amended, supplemented, or modified from time to time in accordance with the terms thereof) annexed to the Disclosure Statement as Exhibit A.

Second Lien Noteholder means a holder of the Second Lien Notes.
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Second Lien Notes means the 11.5% Senior Secured Notes due 2017 issued pursuant to the Second Lien Notes Indenture.

Second Lien Notes Claims means any and all Claims against the Debtors evidenced by, based upon, relating to, or arising under the Second Lien Notes and the Second Lien Notes Indenture, including, without limitation, all accrued but unpaid principal, interest, premiums, fees, costs, expenses, indemnities, and other charges thereunder, including any Claims pursuant to section 510(b) of the Bankruptcy Code relating to the Second Lien Notes.

Second Lien Notes Indenture means that certain Indenture, dated as of August 28, 2012, by and among AGC, as issuer, each of the guarantors named therein, and Wilmington Trust, National  Association, as trustee and collateral agent, as amended, modified, or supplemented from time to time.

Second Lien Notes Trustee means Wilmington Trust, National Association solely in its capacity as trustee agent under the Second Lien Notes Indenture, and its successors and assigns.

Secured Claim means a Claim (a) secured by a Lien on collateral to the extent of the value of such collateral as (i) set forth in the Plan, (ii) agreed to by the holder of such Claim and the Debtors, or (iii) determined by a Final Order in accordance with section 506(a) of the Bankruptcy Code, or (b) secured by the amount of any right of setoff of the holder thereof in accordance with section 553 of the Bankruptcy Code.

Security has the meaning set forth in in section 101(49) of the Bankruptcy Code.

Shareholders Agreement means that certain Shareholders Agreement to be executed or deemed to be executed by Reorganized AGC, the Consenting RSA Parties, and the other holders of New Common Stock under the Plan, containing terms consistent with the Shareholders Agreement Term Sheet and otherwise reasonably acceptable to the Debtors and the Requisite Noteholders.

Shareholders Agreement Term Sheet means the term sheet to the Shareholders Agreement, annexed to the Disclosure Statement as Exhibit H.

Solicitation Parties means each of the following in its capacity as such: (i) the Debtors and the Reorganized Debtors, (ii) the professionals of the Debtors, (iii) the Consenting RSA Parties, and (iv) the professionals of the Consenting RSA Parties.

Subordinated Notes means the subordinated notes to be issued by Reorganized AGC on the Effective Date, pursuant to the Subordinated Notes Indenture in the initial aggregate outstanding principal amount of One Hundred Million Dollars ($100,000,000).

Subordinated Notes Documents means, collectively, the Subordinated Notes Indenture and each other agreement, guarantee, certificate, document, or instrument executed and/or delivered in connection with any of the foregoing, whether or not specifically mentioned herein or therein, as the same may be modified, supplemented, or replaced from time to time and which shall be in form and substance consistent with the Subordinated Notes Term Sheet and otherwise reasonably satisfactory to the Debtors and the Requisite Noteholders.

Subordinated Notes Indenture means that certain indenture dated as of the Effective Date, by and among AGC, as issuer, each of the guarantors named therein, and the Subordinated Notes Trustee, as amended, modified, or otherwise supplemented from time to time, governing the Subordinated Notes
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which shall be in form and substance consistent with the Subordinated Notes Term Sheet, and otherwise reasonably satisfactory to the Debtors and the Requisite Noteholders.

Subordinated Notes Term Sheet means the term sheet for the Subordinated Notes annexed to the Disclosure Statement as Exhibit G.

Subordinated Notes Trustee means a financial institution, to be selected by the Requisite Noteholders and agreed to by AGC, to serve as the indenture trustee under the Subordinated Notes Indenture.

Tax Code means the Internal Revenue Code of 1986, as amended from time to time.

Unimpaired means, with respect to a Claim, Interest, or Class of Claims or Interests, not “impaired” within the meaning of sections 1123(a)(4) and 1124 of the Bankruptcy Code.

U.S. Trustee means the United States Trustee for the District of Delaware.

Voting Deadline means the date set by the Bankruptcy Court by which all persons or Entities entitled to vote on the Plan must vote to accept or reject the Plan.

2.	Interpretation; Application of Definitions and Rules of Construction.

Unless otherwise specified, all section or exhibit references in the Plan are to the respective section in, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time.  The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained therein.  The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof.  For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) unless otherwise specified, all references herein to “Sections” are references to Sections hereof or hereto; (4) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (5) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

3.	Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to the legal tender of the United States of America, unless otherwise expressly provided.

4.	Controlling Document.

In the event of an inconsistency between the Plan and the Plan Supplement, the terms of the relevant document in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document).  The provisions of the Plan and of the Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, that, if there is determined to be any inconsistency between any Plan provision and any provision of the Confirmation
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Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of the Confirmation Order shall govern and any such provision of the Confirmation Order shall be deemed a modification of the Plan and shall control and take precedence.

ADMINISTRATIVE EXPENSE AND PRIORITY CLAIMS.

Administrative Expense Claims.

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to less favorable treatment, each holder of an Allowed Administrative Expense Claim (other than a Fee Claim or a DIP Claim) shall receive, in full and final satisfaction of such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided, however, Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtors, as Debtors in Possession, shall be paid by the Debtors or the Reorganized Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions.

Fee Claims.

All Entities seeking an award by the Bankruptcy Court of Fee Claims shall file and serve on counsel to the Reorganized Debtors, the U.S. Trustee, counsel to the Initial Consenting Noteholders, and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, or other order of the Court, on or before the date that is forty-five (45) days after the Effective Date, their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred from the Commencement Date through the Effective Date.  Objections to any Fee Claims must be filed and served on counsel to the Reorganized Debtors, counsel to the Initial Consenting Noteholders, and the requesting party no later than twenty-one (21) calendar days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

Allowed Fee Claims shall be paid in full, in Cash, in such amounts as are Allowed by the Bankruptcy Court (i) upon the later of (A) the Effective Date and (B) the date upon which a Final Order relating to any such Allowed Fee Claim is entered, in each case, as soon as reasonably practicable, or (ii) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Fee Claim and the Debtors or the Reorganized Debtors, as applicable.

The Reorganized Debtors are authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval.  On or about the Effective Date, holders of Fee Claims shall provide a reasonable estimate of such Fee Claims to the Debtors or the Reorganized Debtors and the Debtors or Reorganized Debtors shall separately reserve for such estimated amounts for the benefit of the holders of the Fee Claims until the fee applications related thereto are resolved by Final Order or agreement of the parties.

Fees and Expenses of Second Lien Trustee.

All fees and expenses of the Second Lien Notes Trustee shall be paid in full in Cash on the Effective Date to the extent provided for under the Second Lien Notes Indenture.  The Second Lien
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Notes Trustee shall retain all rights under the Second Lien Notes Indenture to exercise its charging lien against the distributions to the holders of Second Lien Notes Claims.

Priority Tax Claims.

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and final satisfaction of such Allowed Priority Tax Claim, at the sole option of the Debtors or the Reorganized Debtors, as applicable (a) Cash in an amount equal to such Allowed Priority Tax Claim on, or as soon thereafter as is reasonably practicable, the later of (i) the Effective Date, to the extent such Claim is an Allowed Priority Tax Claim on the Effective Date, (ii) the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, and (iii) the date such Allowed Priority Tax Claim is due and payable in the ordinary course as such obligation becomes due, or (b) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at the applicable rate under section 511 of the Bankruptcy Code, over a period not exceeding five (5) years from and after the Commencement Date, provided, that the Debtors reserve the right to prepay all or a portion of any such amounts at any time under this option.

DIP Claims.

On the Effective Date, subject to the satisfaction or waiver of all conditions precedent to effectiveness herein and in the Exit Facility Documents, (i) the DIP Lenders will surrender all claims for payment of principal of the DIP Facility as of the Effective Date in exchange for the Exit Facility in an aggregate principal amount equal to the aggregate principal amount of the DIP Facility as of the Effective Date, in full and final satisfaction of the principal portion of the DIP Loan Claims, (ii) the balance of the DIP Loan Claims, including accrued but unpaid interest and any other amounts due under the DIP Loan Agreement, will be satisfied in Cash on the Effective Date, and (iii) in consideration for the DIP Lenders’ agreement to exchange of the principal portion of the DIP Facility for the Exit Facility, as set forth above, the DIP Lenders will receive, on the Effective Date, payment of the Exit Facility Commitment Fee.  Any DIP Lender may designate that some or all of the Exit Facility to which such DIP Lender is entitled should be issued in the name of, and delivered to, one or more of its Affiliates.

Unless otherwise provided in the Exit Facility Documents, upon satisfaction of the Allowed DIP Claims, all Liens and security interests granted to secure the DIP Facility shall be deemed cancelled and shall be of no further force and effect and the Allowed DIP Claims shall be deemed to be fully satisfied, settled, released, and compromised.

Restructuring Expenses.

On the Effective Date, the Reorganized Debtors shall pay in full in Cash any outstanding Restructuring Expenses in accordance with the terms of any applicable engagement letters or other contractual arrangements without the requirement for the filing of retention applications, fee applications, or any other applications in the Chapter 11 Cases, and without any requirement for further notice or Bankruptcy Court review or approval.
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CLASSIFICATION OF CLAIMS AND INTERESTS.

Classification in General.

A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided, that a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.

Formation of Debtor Groups for Convenience Only.

The Plan groups the Debtors together solely for the purpose of describing treatment under the Plan, confirmation of the Plan, and making distributions in accordance with the Plan in respect of Claims against and Interests in the Debtors under the Plan.  Such groupings shall not affect any Debtor’s status as a separate legal Entity, change the organizational structure of the Debtors’ business enterprise, constitute a change of control of any Debtor for any purpose, cause a merger or consolidation of any legal Entities, or cause the transfer of any assets; and, except as otherwise provided by or permitted under the Plan, all Debtors shall continue to exist as separate legal Entities after the Effective Date.

Summary of Classification.

The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan.  In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, including DIP Claims, and Priority Tax Claims have not been classified.  The classification of Claims and Interests set forth herein shall apply separately to each of the Debtors.  All of the potential Classes for the Debtors are set forth herein.  Certain of the Debtors may not have holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Section 3.5 of the Plan.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Deemed to accept)
2	Other Secured Claims	Unimpaired	No (Deemed to accept)
3	Second Lien Notes Claims	Impaired	Yes
4	General Unsecured Claims	Unimpaired	No (Deemed to accept)
5	Intercompany Claims	Unimpaired	No (Deemed to accept)
6	AGHC Interests	Impaired	Yes
7	AGC Interests	Impaired	No (Deemed to reject)
8	Other Debtor Interests	Unimpaired	No (Deemed to accept)

Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the rights of the Debtors or the Reorganized Debtors, as applicable, in respect of any Unimpaired Claims, including all
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rights in respect of legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

Elimination of Vacant Classes.

Any Class of Claims against or Interests in a Debtor that, as of the commencement of the Confirmation Hearing, does not have at least one holder of a Claim or Interest that is Allowed in an amount greater than zero for voting purposes shall be considered vacant, deemed eliminated from the Plan of such Debtor for purposes of voting to accept or reject such Debtor’s Plan, and disregarded for purposes of determining whether such Debtor’s Plan satisfies section 1129(a)(8) of the Bankruptcy Code with respect to that Class.

TREATMENT OF CLAIMS AND INTERESTS.

Priority Non-Tax Claims (Class 1).

Classification:  Class 1 consists of Priority Non-Tax Claims.

Treatment:  Except to the extent that a holder of an Allowed Priority Non-Tax Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Priority Non-Tax Claim, at the sole option of the Debtors or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Priority Non-Tax Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Priority Non-Tax Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code.

Voting:  Class 1 is Unimpaired, and the holders of Priority Non-Tax Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to Priority Non-Tax Claims.

Other Secured Claims (Class 2).

Classification:  Class 2 consists of the Other Secured Claims.  To the extent that Other Secured Claims are secured by different collateral or different interests in the same collateral, such Claims shall be treated as separate subclasses of Class 2 for purposes of voting to accept or reject the Plan and receiving distributions under the Plan.

Treatment:  Except to the extent that a holder of an Allowed Other Secured Claim against any of the Debtors agrees to a less favorable treatment of such Claim, in full and final satisfaction of such Allowed Other Secured Claim, at the option of the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable (i) each such holder shall receive payment in Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date that is ten (10) Business Days after the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, in each case, or as soon as reasonably practicable thereafter, (ii) such holder’s Allowed Other Secured Claim shall be Reinstated, or (iii) such holder shall receive such other treatment so as to render such holder’s Allowed Other Secured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that to the extent any obligations remain outstanding under the Prepetition Credit Agreement, the Debtors shall pay such obligations in full in Cash on the Effective Date.
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Voting:  Class 2 is Unimpaired, and the holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other Secured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Secured Claims.

Second Lien Notes Claims (Class 3).

Classification:  Class 3 consists of Second Lien Notes Claims.

Allowance:  The Second Lien Notes Claims are Allowed pursuant to section 506(a) of the Bankruptcy Code against each of the Debtors in the aggregate principal amount of Two Hundred and Seventy Million Dollars ($270,000,000) plus accrued but unpaid interest (including default interest), plus any other premiums, fees, costs, or other amounts due under the Second Lien Notes Indenture.  Second Lien Notes Lenders and the Second Lien Notes Trustee shall not be required to file proofs of Claim on account of their Second Lien Notes Claims.

Treatment:  In full and final satisfaction of each Allowed Second Lien Notes Claim, on the Effective Date, or as soon as reasonably practicable thereafter, each holder of an Allowed Second Lien Notes Claim will be entitled to receive its Pro Rata share of (i) ninety-eight percent (98%) of the New Common Stock issued and outstanding on the Effective Date and (ii) the Subordinated Notes.  Any holder of Second Lien Notes may designate that some or all of the New Common Stock and/or Subordinated Notes to which such holder of Second Lien Notes is entitled should be issued in the name of, and delivered to, one or more of its affiliates or designees, subject to the Debtors and the Requisite Noteholders mutually agreeing on procedures to implement such issuance.

Voting:  Class 3 is Impaired, and the holders of Second Lien Notes Claims in Class 3 are entitled to vote to accept or reject the Plan.

General Unsecured Claims (Class 4).

Classification:  Class 4 consists of General Unsecured Claims.

Treatment:  Except to the extent that a holder of an Allowed General Unsecured Claim against any of the Debtors agrees to a less favorable treatment of such Claim or has been paid before the Effective Date, at the sole option of the Debtors or the Reorganized Debtors, as applicable, on and after the Effective Date, (i) the Reorganized Debtors shall continue to pay or treat each Allowed General Unsecured Claim in the ordinary course of business or (ii) such holder shall receive such other treatment so as to render such holder’s Allowed General Unsecured Claim Unimpaired pursuant to section 1124 of the Bankruptcy Code, in each case, subject to all defenses or disputes the Debtors and Reorganized Debtors may assert as to the validity or amount of such Claims, including as provided in Section 10.8 of the Plan.

Voting:  Class 4 is Unimpaired, and the holders of General Unsecured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of General Unsecured Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such General Unsecured Claims.

Intercompany Claims (Class 5).

Classification:  Class 5 consists of Intercompany Claims.
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Treatment:  On the Effective Date, or as soon as practicable thereafter, all Intercompany Claims shall be adjusted, Reinstated, or discharged to the extent determined to be appropriate by the Debtors (with the reasonable consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable.

Voting:  Class 5 is Unimpaired, and the holders of Intercompany Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Intercompany Claims are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Intercompany Claims.

AGHC Interests (Class 6).

Classification:  Class 6 consists of AGHC Interests.

Treatment:  Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, AGHC shall be merged into AGC pursuant to Section 5.2 of the Plan, and all AGHC Interests shall be exchanged pursuant to the Merger for common stock in AGC.  On the Effective Date, the common stock in AGC so received by holders of AGHC Interests pursuant to the Merger shall be exchanged for two percent (2%) of the New Common Stock, which shall be distributed to each holder of AGHC Interests on a Pro Rata basis, subject to Section 6.15 of the Plan.

Voting:  Class 6 is Impaired, and the holders of AGHC Interests are entitled to vote to accept or reject the Plan.

AGC Interests (Class 7).

Classification:  Class 7 consists of AGC Interests.

Treatment:  Prior to the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all AGC Interests shall be transferred to AGC pursuant to the Merger and thereafter shall be cancelled.

Voting:  Class 7 is Impaired, and the holders of AGC Interests are conclusively presumed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, holders of AGC Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such AGC Interests.

Other Debtor Interests (Class 8).

Classification:  Class 8 consists of Other Debtor Interests.

Treatment:  On the Effective Date, and without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, all Other Debtor Interests shall be unaffected by the Plan and continue in place following the Effective Date, solely for the administrative convenience of maintaining the existing corporate structure of the Debtors.
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Voting:  Class 8 is Unimpaired, and the holders of Other Debtor Interests are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other Debtor Interests are not entitled to vote to accept or reject the Plan, and the votes of such holders will not be solicited with respect to such Other Debtor Interests.

MEANS FOR IMPLEMENTATION.

Compromise and Settlement of Claims, Interests, and Controversies.

Pursuant to section 363 and 1123(b)(2) of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a creditor or an Interest holder may have with respect to any Allowed Claim or Interest or any distribution to be made on account of such Allowed Claim or Interest.  The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and holders of such Claims and Interests, and is fair, equitable, and reasonable.

Continued Corporate Existence.

Subject to entry of the Confirmation Order, prior the Effective Date, without the need for any further corporate or limited liability company action or approval of any board of directors, management, or shareholders of any Debtor or Reorganized Debtor, as applicable, AGHC shall merge with and into AGC under section 368(a)(1)(A) and (G) of the Internal Revenue Code of 1986, as amended (the “Merger”), pursuant to which all outstanding AGHC Interests shall be exchanged for common stock in AGC, all AGC Interests shall be transferred to AGC and thereafter shall be cancelled, and all assets and liabilities of AGHC shall be deemed assets or liabilities of AGC.  The timing, form, and substance of the Merger shall be satisfactory to the Requisite Noteholders.  During the period from the Confirmation Date through and until the Effective Date, the Debtors may continue to operate their businesses as debtors in possession, subject to all applicable orders of the Bankruptcy Court, the Bankruptcy Code, and any limitations set forth herein or in the Confirmation Order, the DIP Documents, and the Restructuring Support Agreement.

On or after the Effective Date, each Reorganized Debtor may take such action that may be necessary or appropriate as permitted by applicable law and such Reorganized Debtor’s organizational documents, as such Reorganized Debtor may determine is reasonable and appropriate to effect any transaction described in, approved by, or necessary or appropriate to effectuate the Plan, including, without limitation, causing: (i) a Reorganized Debtor to be merged into another Reorganized Debtor or an affiliate of a Reorganized Debtor; (ii) a Reorganized Debtor to be dissolved; (iii) the legal name of a Reorganized Debtor to be changed; or (iv) the closure of a Reorganized Debtor’s Chapter 11 Case on the Effective Date or any time thereafter.  The Debtors shall continue to exist after the Effective Date as Reorganized Debtors in accordance with the applicable laws of the respective jurisdictions in which they are incorporated or organized and pursuant to the Shareholders Agreement and the Amended Organizational Documents, except that, before the Effective Date, AGC shall be converted to a corporation organized under the laws of the State of Delaware or merged into a new corporation organized under the laws of the State of Delaware, in each case in accordance with applicable law.
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Exit Facility.

On the Effective Date, in accordance with, and subject to, the terms and conditions of the Exit Facility Documents, the Debtors will enter into the Exit Facility without the need for any further corporate action and without further action by the holders of Claims or Interests.  The proceeds issued or deemed issued under the Exit Facility shall be used to (i) fund distributions under the Plan, (ii) pay the Allowed Fee Claims and the Restructuring Expenses in full in accordance with Article II of the Plan, (iii) fund other distributions, costs, and expenses contemplated by the Plan, and (iv) fund general working capital and for general corporate purposes of the Reorganized Debtors, in each case subject to the terms of the Exit Facility Documents.

On the Effective Date, the Exit Facility Documents shall be executed and delivered substantially on the terms and conditions set forth in the Exit Facility Term Sheet, with such modifications to which the Debtors (with the consent of the Requisite Noteholders) may agree.  All Liens and security interests granted pursuant to the Exit Facility Documents shall be (i) valid, binding, perfected, and enforceable Liens and security interests in the personal and real property described in and subject to such document, with the priorities established in respect thereof under applicable non-bankruptcy law and (ii) not subject to avoidance, recharacterization, or subordination under any applicable law.  The Debtors, the Reorganized Debtors, and the Entities granted such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish, attach and perfect such Liens and security interests under any applicable law, and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interest to third parties.

The Debtors shall be authorized to execute, deliver, and enter into and perform under the Exit Facility Documents without the need for any further corporate or limited liability company action and without further action by the holders of Claims or Interests.

Shareholders Agreement.

On the Effective Date, Reorganized AGC and all of the holders of New Common Stock shall be deemed to be parties to the Shareholders Agreement, which shall be on terms consistent with the Shareholders Agreement Term Sheet, without the need for execution by any such holder.  The Shareholders Agreement shall be binding on Reorganized AGC and all parties receiving, and all holders of, New Common Stock; provided, that, regardless of whether such parties execute the Shareholders Agreement, such parties will be deemed to have signed the Shareholders Agreement, which shall be as binding on such parties as if they had actually signed it; provided, further, however, that the Reorganized Debtors may require that each such holder be required to execute the Shareholders Agreement as a condition to receipt of such New Common Stock.

Any direct or beneficial recipient of the New Common Stock, including all parties to whom such recipients may sell their New Common Stock in the future and all Entities who purchase or acquire such equity in future transactions, shall be party to, or shall be deemed to be bound by, the Shareholders Agreement regardless of whether they are a signatory thereto; provided, however, that the Reorganized Debtors may require that each such holder be required to execute the Shareholders Agreement as a condition to receipt of such New Common Stock.

Authorization and Issuance of New Common Stock.

On the Effective Date, the Debtors or the Reorganized Debtors, as applicable, are authorized to issue or cause to be issued and shall issue the New Common Stock, in accordance with the
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terms of the Plan and the Shareholders Agreement without the need for any further corporate, limited liability company, or shareholder action.  All of the New Common Stock, issuable under the Plan, when so issued, shall be duly authorized, validly issued, fully paid, and non-assessable.

Upon the Effective Date, (i) the New Common Stock shall not be registered under the Securities Act, and shall not be listed for public trading on any securities exchange and (ii) none of the Reorganized Debtors shall be a reporting company under the Exchange Act.  The distribution of New Common Stock pursuant to the Plan may be made by means of book-entry registration on the books of a transfer agent for shares of New Common Stock or by means of book-entry exchange through the facilities of a transfer agent reasonably satisfactory to the Debtors and the Requisite Noteholders in accordance with the customary practices of such agent, as and to the extent practicable.

Section 1145 Exemption.

The offer, issuance, and distribution of the New Common Stock and the Subordinated Notes hereunder to holders of the Second Lien Notes Claims or AGHC Interests, as applicable, under Sections 4.3 and 4.6, respectively, of the Plan shall be exempt, pursuant to section 1145 of the Bankruptcy Code, without further act or action by any Entity, from registration under (i) the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder and (ii) any state or local law requiring registration for the offer, issuance, or distribution of Securities.

The New Common Stock and the Subordinated Notes will be freely tradable by the recipients thereof, subject to (i) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act of 1933; (ii) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments; (iii) the restrictions, if any, on the transferability of the New Common Stock contained in the Shareholders Agreement; and (iv) applicable regulatory approval.

Cancellation of Existing Securities and Agreements.

Except for the purpose of evidencing a right to a distribution under the Plan and except as otherwise set forth in the Plan, including with respect to executory contracts or unexpired leases that shall be assumed by the Reorganized Debtors, on the Effective Date, all agreements, instruments, and other documents evidencing any Claim or Interest (other than Other Debtor Interests that are not modified by the Plan) and any rights of any holder in respect thereof shall be deemed cancelled, discharged, and of no force or effect and the obligations of the Debtors thereunder shall be deemed fully satisfied, released, and discharged.  Notwithstanding such cancellation and discharge, the Second Lien Notes Indenture and the DIP Loan Agreement shall continue in effect solely to (a) the extent necessary to allow the holders of Allowed Second Lien Notes Claims and Allowed DIP Claims to receive distributions under the Plan, (b) the extent necessary to allow the Debtors, Reorganized Debtors, Second Lien Notes Trustee, Disbursing Agent, and/or DIP Agent to make post-Effective Date distributions or take such other action pursuant to the Plan on account of the Allowed Second Lien Notes Claims and/or DIP Claims and to otherwise exercise their rights and discharge their obligations relating to the interests of the holders of such Claims, and (c) appear in the Chapter 11 Cases, provided, however, that nothing in this Section 5.7 shall affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan or result in any liability or expense to the Reorganized Debtors.  Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtors or their interests, as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in this Section 5.7 shall be deemed null and void and shall be of no force and effect, and the Debtors shall be entitled to continue to use, lease, or mine (in accordance with the remaining provisions
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of such document, instrument, lease, or other agreement) any land, facilities, improvements, or equipment with the proceeds of the Second Lien Notes and the DIP Loan Agreement.  Nothing contained herein shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtors or any of their counterparties under any executory contract or lease to the extent such executory contract or lease has been assumed by the Debtors pursuant to a Final Order of the Bankruptcy Court or hereunder.

Officers and Boards of Directors.

On the Effective Date, the initial directors of the New Board shall consist of five (5) directors, as selected in accordance with the Shareholders Agreement Term Sheet.  The identities of the members of each board of directors or managers of a Reorganized Debtor, as applicable, and, to the extent applicable, the officers of each Reorganized Debtor, shall be disclosed prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code.

Except as otherwise provided in the Plan Supplement, the officers of the respective Reorganized Debtors immediately before the Effective Date, as applicable, shall serve as the initial officers of each of the respective Reorganized Debtors on and after the Effective Date and in accordance with Section 5.11 of the Plan and applicable non-bankruptcy law.  After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents.

Except to the extent that a member of the board of directors or a manager, as applicable, of a Debtor continues to serve as a director or manager of such Debtor on and after the Effective Date, the members of the board of directors or managers of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such director or manager will be deemed to have resigned or shall otherwise cease to be a director or manager of the applicable Debtor on the Effective Date.  Commencing on the Effective Date, each of the directors and managers of each of the Reorganized Debtors shall be elected and serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.

Effectuating Documents; Further Transactions.

After the Confirmation Date, but prior to the Effective Date, the Reorganized Debtors (in consultation with the Requisite Noteholders) shall take such actions as may be or become necessary or appropriate to effect the Merger, subject to Section 5.2(a) of the Plan.

On or as soon as practicable after the Effective Date, the Reorganized Debtors shall take such actions as may be or become necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may determine, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms to which the applicable parties agree, (iii) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion, or dissolution and the Amended Organizational Documents pursuant to applicable state law, (iv) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, and (v) all other actions that the applicable Entities determine to be necessary or appropriate, including
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making filings or recordings that may be required by applicable law, subject, in each case, to the Amended Organizational Documents.

Each officer, member of the board of directors, or manager of the Debtors is (and each officer, member of the board of directors, or manager of the Reorganized Debtors shall be) authorized and directed to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, all of which shall be authorized and approved in all respects, in each case, without the need for any approvals, authorization, consents, or any further action required under applicable law, regulation, order, or rule (including, without limitation, any action by the stockholders or directors or managers of the Debtors or the Reorganized Debtors) except for those expressly required pursuant to the Plan.

All matters provided for herein involving the corporate structure of the Debtors or Reorganized Debtors, including the mergers and conversion described in Section 5.2 of the Plan, to the extent applicable, or any corporate, limited liability company, or related action required by the Debtor or Reorganized Debtor in connection herewith shall be deemed to have occurred and shall be in effect, without any requirement of further action by the stockholders, members, or directors or managers of the Debtors or Reorganized Debtors, and with like effect as though such action had been taken unanimously by the stockholders, members, directors, managers, or officers, as applicable, of the Debtors or Reorganized Debtors.

Cancellation of Liens.

Except as otherwise specifically provided herein, upon the Effective Date, any Lien securing a Secured Claim (including any Second Lien Notes Claim) shall be deemed released, and the holder of such Secured Claim (or any agent for such holder) shall be authorized and directed to release any collateral or other property of the Debtors (including any Cash collateral) held by such holder and to take such actions as may be requested by the Debtors, Reorganized Debtors, or Exit Facility Agent to cancel, extinguish, and release such Liens, if they have been or will be satisfied or discharged in full pursuant to the Plan.

Upon the payment or other satisfaction of an Allowed Other Secured Claim, the holder of such Allowed Other Secured Claim shall deliver to the Debtors or Reorganized Debtors (as applicable) any Collateral or other property of the Debtors held by such holder, and any termination statements, instruments of satisfactions, or releases of all security interests with respect to its Allowed Other Secured Claim that may be required in order to terminate any related financing statements, mortgages, mechanic’s liens, or lis pendens.

Employee Matters.

Except as provided in Section 5.11(d) of the Plan, on the Effective Date, the Reorganized Debtors shall be deemed to have assumed the Employee Bonus Plan and all letter agreements entered into in connection with the Employee Bonus Plan as listed on Schedule 1 to the Plan, and each other existing employment, services, separation, or related agreements or arrangements with employees or individual independent contractors of the Debtors listed on Schedule 2 to the Plan (collectively, the “Employment Arrangements”).

All Benefit Plans existing as of the Commencement Date shall be deemed assumed as of the Effective Date.  None of the Benefit Plans provide for retiree benefits (as such term is defined in
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section 1114 of the Bankruptcy Code) or is a defined benefit pension plan or multi-employer pension plan.  Other than with respect to the Employee Bonus Plan, the consummation of the Plan shall not be treated as a change in control or change of control or other similar transaction under any Benefits Plan or Employment Arrangement.

Within sixty (60) days following the Effective Date, the Management Incentive Plan shall be adopted by the New Board.

Any Interests granted to a current or former employee, officer, director or contractor under an Employment Arrangement or otherwise, shall be deemed cancelled on the Effective Date.  For the avoidance of doubt, if a Benefit Plan or an Employee Arrangement is assumed and the Benefit Plan or Employment Arrangement provides in part for an award or potential award of Interests in the Debtors, such Benefit Plan or Employment Arrangement shall be assumed in all respects other than the provisions of such agreement relating to Interest awards.

Nonconsensual Confirmation.

The Debtors intend to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code as to any Classes that reject or are deemed to reject the Plan.

Closing of Chapter 11 Cases.

After an Estate has been fully administered, the Reorganized Debtors shall seek authority from the Bankruptcy Court to close the applicable Chapter 11 Case in accordance with the Bankruptcy Code and Bankruptcy Rules.

Notice of Effective Date.

On the Effective Date, the Debtors shall file a notice of the occurrence of the Effective Date with the Bankruptcy Court.

Separability.

Notwithstanding the combination of separate plans of reorganization for the Debtors set forth in the Plan for purposes of economy and efficiency, the Plan constitutes a separate chapter 11 plan for each Debtor.  Accordingly, if the Bankruptcy Court does not confirm the Plan with respect to one or more Debtors, it may still confirm the Plan with respect to any other Debtor that satisfies the confirmation requirements of section 1129 of the Bankruptcy Code with the consent of the Requisite Noteholders.

DISTRIBUTIONS.

Distributions Generally.

One or more Disbursing Agents shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan.

Distribution Record Date.

As of the close of business on the Effective Date, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors or their respective agents, shall be deemed closed, and there shall be no further changes in the record holders of any of the Claims or Interests.  The
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Debtors or the Reorganized Debtors shall have no obligation to recognize any transfer of the Claims or Interests occurring on or after the Effective Date.  In addition, with respect to payment of any Cure amounts or disputes over any Cure amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable executory contract or unexpired lease as of the Effective Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount.

Date of Distributions.

Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including, without limitation, the treatment provisions of Article IV of the Plan, or as soon as practicable thereafter; provided that the Reorganized Debtors may implement periodic distribution dates to the extent they determine them to be appropriate.

Disbursing Agent.

All distributions under the Plan shall be made by Reorganized AGC (or such other Entity designated by Reorganized AGC), as Disbursing Agent, on or after the Effective Date or as otherwise provided herein.  Distributions on account of the Second Lien Notes Claims shall be made to or at the direction of the Second Lien Notes Trustee; provided, however, that the Second Lien Notes Trustee shall not be responsible for effecting the distribution of any securities issued to holders of Second Lien Notes Claims unless designated as a Disbursing Agent. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties, and all reasonable and documented fees and expenses incurred by such Disbursing Agents directly related to distributions hereunder shall be reimbursed by the Reorganized Debtors.  The Reorganized Debtors shall use all commercially reasonable efforts to provide the Disbursing Agent (if other than the Reorganized Debtors) with the amounts of Claims and the identities and addresses of holders of Claims, in each case, as set forth in the Debtors’ or Reorganized Debtors’ books and records.  The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Section 6.20 of the Plan.

Surrender of Instruments.

If the record holder of the Second Lien Notes is the DTC or its nominee or another securities depository or custodian thereof, and such Second Lien Notes are represented by a global note held by or on behalf of the DTC or such other securities depository or custodian, then each such holder of the Second Lien Notes shall be deemed to have surrendered its notes or other evidence of indebtedness upon surrender of such global note by DTC or such other securities depository or custodian thereof.

Rights and Powers of Disbursing Agent.

From and after the Effective Date, the Disbursing Agent, solely in its capacity as Disbursing Agent, shall be exculpated by all Entities, including, without limitation, holders of Claims against and Interests in the Debtors and other parties in interest, from any and all Claims, Causes of Action, and other assertions of liability arising out of the discharge of the powers and duties conferred upon such Disbursing Agent by the Plan or any order of the Bankruptcy Court entered pursuant to or in furtherance of the Plan, or applicable law, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.  No holder of a Claim or Interest or other party in interest shall have or pursue any claim or Cause of Action against the Disbursing Agent, solely in its capacity as Disbursing Agent, for
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making payments in accordance with the Plan or for implementing provisions of the Plan, except for actions or omissions to act arising out of the gross negligence or willful misconduct, fraud, malpractice, criminal conduct, or ultra vires acts of such Disbursing Agent.

A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

Expenses of Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court, any reasonable and documented fees and expenses incurred by the Disbursing Agent acting in such capacity (including reasonable documented attorneys’ fees and expenses) on or after the Effective Date shall be paid in Cash by the Reorganized Debtors in the ordinary course of business.

No Postpetition Interest on Claims.

Except to the extent that payments to Allowed General Unsecured Claims are not timely made pursuant to Section 4.4 of the Plan or as otherwise provided in the Plan, the Confirmation Order, or another order of the Bankruptcy Court or required by the Bankruptcy Code, interest shall not accrue or be paid on any Claims on or after the Commencement Date, provided, however, if interest is payable pursuant to the preceding sentence, interest shall accrue at the federal judgment rate pursuant to 28 U.S.C. § 1961 on a non-compounded basis from the date the obligation underlying the Claim becomes due and is not timely paid through the date of payment.  For the avoidance of doubt, DIP Claims shall accrue and be paid interest in accordance with the terms set forth in the agreements governing the DIP Claims.

Delivery of Distributions.

Subject to Bankruptcy Rule 9010, all distributions to any holder of an Allowed Claim shall be made to a Disbursing Agent, who shall transmit such distribution to the applicable holders of Allowed Claims.  In the event that any distribution to any holder is returned as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified in writing of such holder’s then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest.  Nothing herein shall require the Disbursing Agent to attempt to locate holders of undeliverable distributions and, if located, assist such holders in complying with Section 6.20 of the Plan.

Distributions after Effective Date.

Distributions made after the Effective Date to holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

Unclaimed Property.

Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends, or other accruals of any kind.  Such distributions shall be
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deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one hundred and eighty (180) days from the date of distribution.  After such date all unclaimed property or interest in property shall revert to the Reorganized Debtors, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

Time Bar to Cash Payments.

Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof.  Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtors, and any Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.  Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.

Manner of Payment under Plan.

Except as otherwise specifically provided in the Plan, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.

Satisfaction of Claims.

Except as otherwise specifically provided in the Plan, any distributions and deliveries to be made on account of Allowed Claims under the Plan shall be in complete and final satisfaction, settlement, and discharge of and exchange for such Allowed Claims.

Fractional Stock.

If any distributions of New Common Stock pursuant to the Plan would result in the issuance of a fractional share of New Common Stock, then the number of shares of New Common Stock to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down).  The total number of shares of New Common Stock to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in this Section 6.15.  No consideration shall be provided in lieu of fractional shares that are rounded down.  Neither the Reorganized Debtors nor the Disbursing Agent shall have any obligation to make a distribution that is less than one (1) share of New Common Stock.

Minimum Cash Distributions.

The Disbursing Agent shall not be required to make any distribution of Cash less than One Hundred Dollars ($100) to any holder of an Allowed Claim; provided, however, that if any distribution is not made pursuant to this Section 6.16, such distribution shall be added to any subsequent distribution to be made on behalf of the holder’s Allowed Claim.

Setoffs and Recoupments.

The Debtors and the Reorganized Debtors, as applicable, or such entity’s designee (including, without limitation, the Disbursing Agent) may, but shall not be required to, set off or recoup
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against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor or Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.

Allocation of Distributions between Principal and Interest.

Except as otherwise required by law (as reasonably determined by the Reorganized Debtors), distributions with respect to an Allowed Second Lien Notes Claim shall be allocated first to the principal portion of such Allowed Claim (as determined for United States federal income tax purposes) and, thereafter, to the remaining portion of such Allowed Claim, if any.

No Distribution in Excess of Amount of Allowed Claim.

Notwithstanding anything in the Plan to the contrary, no holder of an Allowed Claim shall receive, on account of such Allowed Claim, distributions in excess of the Allowed amount of such Claim.

Withholding and Reporting Requirements.

Withholding Rights.  In connection with the Plan, any party issuing any instrument or making any distribution described in the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions pursuant to the Plan and all related agreements shall be subject to any such withholding or reporting requirements.  In the case of a non-Cash distribution that is subject to withholding, the distributing party may withhold an appropriate portion of such distributed property and either (i) sell such withheld property to generate Cash necessary to pay over the withholding tax (or reimburse the distributing party for any advance payment of the withholding tax), or (ii) pay the withholding tax using its own funds and retain such withheld property.  Any amounts withheld pursuant to the preceding sentence shall be deemed to have been distributed to and received by the applicable recipient for all purposes of the Plan.  Notwithstanding the foregoing, each holder of an Allowed Claim or any other Entity that receives a distribution pursuant to the Plan shall have responsibility for any taxes imposed by any governmental unit, including, without limitation, income, withholding, and other taxes, on account of such distribution.  Any party issuing any instrument or making any distribution pursuant to the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

Forms.  Any party entitled to receive any property as an issuance or distribution under the Plan shall, upon request, deliver to the Disbursing Agent or such other Entity designated by the Reorganized Debtors (which Entity shall subsequently deliver to the Disbursing Agent any applicable IRS Form W-8 or Form W-9 received) an appropriate Form W-9 or (if the payee is a foreign Entity) Form W-8.  If such request is made by the Reorganized Debtors, the Disbursing Agent, or such other Entity designated by the Reorganized Debtors or Disbursing Agent and the holder fails to comply before the date that is one hundred and eighty (180) days after the request is made, the amount of such distribution shall irrevocably revert to the applicable Reorganized Debtor and any Claim in respect of such distribution shall be discharged and forever barred from assertion against such Reorganized Debtor or its respective property.
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Hart-Scott-Rodino Antitrust Improvements Act.

Any New Common Stock to be distributed under the Plan to an Entity required to file a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable, shall not be distributed until the notification and waiting periods applicable under such Act to such Entity have expired or been terminated.

PROCEDURES FOR DISPUTED CLAIMS.

Disputed Claims Process.

Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all General Unsecured Claims under the Plan, holders of Claims need not file proofs of Claim with the Bankruptcy Court, and the Reorganized Debtors and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business provided, that (unless expressly waived pursuant to the Plan) the Allowed amount of such Claims shall be subject to and shall not exceed the limitations under or maximum amounts permitted by the Bankruptcy Code, including sections 502 or 503 of the Bankruptcy Code, to the extent applicable.  If a holder of a Claim elects to file a proof of Claim with the Bankruptcy Court, such holder shall be deemed to have consented to the jurisdiction of the Bankruptcy Court for all purposes with respect to the Claim, and the Bankruptcy Court shall retain nonexclusive jurisdiction over all such Claims, which shall be resolved on a case-by-case basis through settlements, Claim objections (or, if necessary, through adversary proceedings), adjudication in a forum other than the Bankruptcy Court, or by withdrawal of the Claims by the holders of such Claims.  From and after the Effective Date, the Reorganized Debtors may satisfy, dispute, settle, or otherwise compromise any Claim without approval of the Bankruptcy Court.

Objections to Claims.

Except insofar as a Claim is Allowed under the Plan, only the Debtors or the Reorganized Debtors shall be entitled to object to Claims.  Any objections to proofs of Claim shall be served and filed (a) on or before the ninetieth (90th) day following the later of (i) the Effective Date and (ii) the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) such later date as ordered by the Bankruptcy Court upon motion filed by the Debtors or the Reorganized Debtors.  The expiration of such period shall not limit or affect the Debtors’ or the Reorganized Debtors’ rights to dispute Claims asserted other than through a proof of Claim.

Estimation of Claims.

The Debtors or the Reorganized Debtors, as applicable, may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claim, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or the Reorganized Debtors may pursue supplementary proceedings to object to the allowance of such Claim.
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No Distributions Pending Allowance.

If an objection, motion to estimate, or other challenge to a Claim is filed, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until (and only to the extent that) such Claim becomes an Allowed Claim.

Distributions after Allowance.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan, including the treatment provisions provided in Article IV of the Plan.

Claim Resolution Procedures Cumulative.

All of the objection, estimation, and resolution procedures in the Plan are intended to be cumulative and not exclusive of one another.  Claims may be estimated and subsequently settled, compromised, withdrawn, or resolved in accordance with the Plan without further notice or Bankruptcy Court approval.

Insured Claims.

If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies.  To the extent that the Debtors’ insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order or approval of the Court.

EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

General Treatment.

As of and subject to the occurrence of the Effective Date and the payment of any applicable Cure amount, all executory contracts and unexpired leases to which any of the Debtors are parties, and which have not expired by their own terms on or prior to the Confirmation Date, including the Employment Arrangements, the letter agreements entered into in connection with the Employee Bonus Plan, and the Benefit Plans, shall be deemed assumed except for any executory contract or unexpired lease that (a) previously has been assumed or rejected pursuant to a Final Order of the Bankruptcy Court, (b) is the subject of a separate (i) assumption motion filed by the Debtors (with the consent of the Requisite Noteholders) or (ii) rejection motion filed by the Debtors (with the consent of the Requisite Noteholders) under section 365 of the Bankruptcy Code before the Confirmation Date, or (c) is the subject of a pending Cure Dispute.  Subject to the occurrence of the Effective Date, entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumptions provided for in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code.  Each executory contract and unexpired lease assumed pursuant to the Plan shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provision of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption or applicable law.

Notwithstanding Section 8.1(a) of the Plan, on the Effective Date, any agreements by and between the Debtors and AGC (Delaware) LP, AGC/PEP, LLC, AGC (Cayman) LP, Palladium Equity Partners III, LP, and Palladium Equity Partners III, LLC (and/or any affiliates or related funds of
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each of the foregoing) shall be deemed terminated and of no further force or effect, with no liability payable by the Debtors or the Reorganized Debtors thereunder.

Determination of Cure Disputes and Deemed Consent.

Any monetary amounts by which any executory contract or unexpired lease to be assumed hereunder is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by the Reorganized Debtors upon assumption thereof in the ordinary course.  Following the Commencement Date, the Debtors shall serve a notice on parties to executory contracts and unexpired leases to be assumed reflecting the Debtors’ intention to assume the contract or unexpired lease in connection with the Plan and setting forth the proposed Cure amount (if any).  If the counterparty believes any Cure amounts are due by the Debtors in connection with the assumption, it shall assert such Cure amounts against the Debtors in the ordinary course of business.

Upon assumption, Cure amounts shall be paid by the Debtors or Reorganized Debtors in the ordinary course, subject to all defenses and disputes the Debtors or the Reorganized Debtors may have with respect to such executory contracts or unexpired leases, which the Debtors or Reorganized Debtors may assert in the ordinary course.  If there is a Cure Dispute pertaining to assumption of an executory contract or unexpired lease, such dispute shall be heard by the Bankruptcy Court prior to such assumption being effective, provided, however, before the Effective Date, the Debtors (with the consent of the Requisite Noteholders) or the Reorganized Debtors, as applicable, may settle any dispute regarding the Cure amount or the nature thereof without any further notice to any party or any action, order, or approval of the Bankruptcy Court.  To the extent a Cure Dispute relates solely to the Cure amount, the applicable Debtor may assume and/or assume and assign the applicable contract or lease prior to the resolution of the Cure Dispute provided that such Debtor or proposed assignee reserves Cash in an amount sufficient to pay the full amount reasonably asserted as the required cure payment by the non-Debtor party to such contract or lease (or such smaller amount as may be fixed or estimated by the Bankruptcy Court or otherwise agreed to by such non-Debtor party and the applicable Reorganized Debtor).  To the extent the Cure Dispute is resolved or determined unfavorably to the applicable Debtor or Reorganized Debtor, as applicable, such Debtor or Reorganized Debtor, as applicable, may reject the applicable Executory Contract after such determination.

Any counterparty to an executory contract or unexpired lease that fails to object timely to the notice of the proposed assumption of such executory contract or unexpired lease within ten (10) days of the service thereof, shall be deemed to have assented to assumption of the applicable executory contract or unexpired lease notwithstanding any provision thereof that purports to (i) prohibit, restrict, or condition the transfer or assignment of such contract or lease, (ii) terminate or modify, or permit the termination or modification of, a contract or lease as a result of any direct or indirect transfer or assignment of the rights of the Debtors under such contract or lease or a change, if any, in the ownership or control to the extent contemplated by the Plan, (iii) increase, accelerate, or otherwise alter any obligations or liabilities of the Debtors or the Reorganized Debtors under such executory contract or unexpired lease, or (iv) create or impose a Lien upon any property or asset of the Debtors or the Reorganized Debtors, as applicable.  Each such provision shall be deemed to not apply to the assumption of such executory contract or unexpired lease pursuant to the Plan and counterparties to assumed executory contracts or unexpired leases that fail to object to the proposed assumption in accordance with the terms set forth in this Section 8.2(c), shall forever be barred and enjoined from objecting to the proposed assumption or to the validity of such assumption, or taking actions prohibited by the foregoing on account of transactions contemplated by the Plan.
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Payments Related to Assumption of Contracts and Leases.

Subject to resolution of any Cure Dispute, all Cures shall be satisfied by the Debtors or Reorganized Debtors, as the case may be, upon assumption of the underlying contracts and unexpired leases.  Assumption of any executory contract or unexpired lease pursuant to the Plan, or otherwise, shall result in the full release and satisfaction of any Claims or defaults, subject to satisfaction of the Cure amount, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed executory contract or unexpired lease at any time before the effective date of the assumption.  Any proofs of Claim filed with respect to an executory contract or unexpired lease that has been assumed shall be deemed disallowed and expunged, without further notice to or action, order or approval of the Bankruptcy Court or any other Entity, upon the deemed assumption of such contract or unexpired lease.

Rejection Claims.

In the event that the rejection of an executory contract or unexpired lease by any of the Debtors results in damages to the other party or parties to such contract or lease, a Claim for such damages shall be classified and treated in Class 4 (General Unsecured Claims).

Survival of the Debtors’ Indemnification Obligations.

Any obligations of the Debtors pursuant to their corporate charters, bylaws, limited liability company agreements, or other organizational documents to indemnify current and former officers, directors, agents, and/or employees with respect to all present and future actions, suits, and proceedings against the Debtors or such directors, officers, agents, and/or employees, based upon any act or omission for or on behalf of the Debtors, shall not be discharged or impaired by confirmation of the Plan; provided, however, that the Reorganized Debtors shall not indemnify directors of the Debtors for any Claims or Causes of Action arising out of or relating to any act or omission that constitutes intentional fraud, gross negligence, or willful misconduct.  All such obligations shall be deemed and treated as executory contracts to be assumed by the Debtors under the Plan and shall continue as obligations of the Reorganized Debtors.  Any claim based on the Debtors’ obligations herein shall not be a Disputed Claim or subject to any objection in either case by reason of section 502(e)(1)(B) of the Bankruptcy Code.

In addition, after the Effective Date, the Reorganized Debtors shall not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect or purchased as of the Commencement Date, and all members, managers, directors, and officers who served in such capacity at any time before the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such members, managers, directors, and/or officers remain in such positions after the Effective Date, in each case, to the extent set forth in such policies.

Insurance Policies.

All insurance policies pursuant to which any Debtor has any obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the respective Debtors and Reorganized Debtors and shall continue in full force and effect thereafter in accordance with their respective terms.  All other insurance policies shall vest in the Reorganized Debtors.
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Intellectual Property Licenses and Agreements.

All intellectual property contracts, licenses, royalties, or other similar agreements to which the Debtors have any rights or obligations in effect as of the date of the Confirmation Order shall be deemed and treated as executory contracts pursuant to the Plan and shall be assumed by the respective Debtors and Reorganized Debtors and shall continue in full force and effect unless any such intellectual property contract, license, royalty, or other similar agreement otherwise is specifically rejected pursuant to a separate order of the Bankruptcy Court or is the subject of a separate rejection motion filed by the Debtors (with the reasonable consent of the Requisite Noteholders) in accordance with Section 8.1 of the Plan.  Unless otherwise noted hereunder, all other intellectual property contracts, licenses, royalties, or other similar agreements shall vest in the Reorganized Debtors and the Reorganized Debtors may take all actions as may be necessary or appropriate to ensure such vesting as contemplated herein.

Modifications, Amendments, Supplements, Restatements, or Other Agreements.

Unless otherwise provided herein or by separate order of the Bankruptcy Court, each executory contract and unexpired lease that is assumed shall include any and all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument, or other document is listed in the notice of assumed contracts.

Reservation of Rights.

Neither the exclusion nor inclusion of any contract or lease by the Debtors on any exhibit, schedule, or other annex to the Plan or in the Plan Supplement, nor anything contained in the Plan, will constitute an admission by the Debtors that any such contract or lease is or is not in fact an executory contract or unexpired lease or that the Debtors or the Reorganized Debtors or their respective affiliates have any liability thereunder.

Except as otherwise provided in the Plan, nothing in the Plan will waive, excuse, limit, diminish, or otherwise alter any of the defenses, Claims, Causes of Action, or other rights of the Debtors and the Reorganized Debtors under any executory or non-executory contract or any unexpired or expired lease.

Nothing in the Plan will increase, augment, or add to any of the duties, obligations, responsibilities, or liabilities of the Debtors or the Reorganized Debtors under any executory or non-executory contract or any unexpired or expired lease.

If there is a Cure Dispute or a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection under the Plan, the Debtors or Reorganized Debtors, as applicable, shall have sixty (60) days following entry of a Final Order resolving such Cure Dispute to alter their treatment of such contract or lease by filing a notice indicating such altered treatment.

CONDITIONS PRECEDENT TO CONFIRMATION OF PLAN AND EFFECTIVE DATE.

Conditions Precedent to Confirmation of Plan.

The following are conditions precedent to confirmation of the Plan:
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the Plan and the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed, and shall be in form and substance reasonably acceptable to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Documents shall be acceptable to the Debtors and the Required Lenders in their discretion;

the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect;

the Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Debtors and the Requisite Noteholders; and

the DIP Orders and the DIP Agreement shall be in full force and effect under the DIP Facility in accordance with their terms, and no Termination Event (as defined in the DIP Orders) or Event of Default (as defined in the DIP Agreement) shall have occurred or be continuing.

Conditions Precedent to Effective Date.

The following are conditions precedent to the Effective Date of the Plan:

the Merger shall have been consummated;

the Definitive Documents shall (i) be in form and substance reasonably satisfactory in all respects to the Debtors and the Requisite Noteholders; provided, however, that the Exit Facility Documents shall be acceptable to the Debtors and the Required Lenders in their discretion, and (ii) have been executed and delivered, and any conditions precedent contained to effectiveness therein having been satisfied or waived in accordance therewith and the foregoing documents shall be in full force and effect and binding upon the relevant parties;

the Amended Organizational Documents shall have been filed with the appropriate governmental authority, as applicable;

an Event of Default under the DIP Facility having not occurred and an acceleration of the obligations or termination of commitments under the DIP Facility having not occurred;

all actions, documents, and agreements necessary to implement and consummate the Plan shall have been effected or executed and binding on all parties thereto;

the Bankruptcy Court shall have entered the Confirmation Order and such order shall have become a Final Order and shall not have been stayed, modified or vacated;

all governmental and third-party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions;

the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect; and

all unpaid Restructuring Expenses shall have been paid in Cash pursuant to the applicable fee arrangements of such professionals.
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Waiver of Conditions Precedent.

Except as otherwise provided herein, all actions required to be taken on the Effective Date shall take place and shall be deemed to have occurred simultaneously and no such action shall be deemed to have occurred prior to the taking of any other such action.  Each of the conditions precedent in Section 9.1 and Section 9.2 of the Plan may be waived in writing by the Debtors with the prior written consent of the Requisite Noteholders without leave of or order of the Bankruptcy Court.  If the Plan is confirmed for fewer than all of the Debtors as provided for in Section 5.15 of the Plan, only the conditions applicable to the Debtor or Debtors for which the Plan is confirmed must be satisfied or waived for the Effective Date to occur.

The stay of the Confirmation Order pursuant to Bankruptcy Rule 3020(e) shall be deemed waived by and upon the entry of the Confirmation Order, and the Confirmation Order shall take effect immediately upon its entry.

Effect of Failure of a Condition.

If the conditions listed in Section 9.2 of the Plan are not satisfied or waived in accordance with Section 9.3 of the Plan on or before the first Business Day that is more than sixty (60) days after the date on which the Confirmation Order is entered or by such later date as set forth by the Debtors in a notice filed with the Bankruptcy Court prior to the expiration of such period, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims by or against or any Interests in the Debtors, (b) prejudice in any manner the rights of any Entity, or (c) constitute an admission, acknowledgement, offer, or undertaking by the Debtors, any of the Consenting RSA Parties or any other Entity.

EFFECT OF CONFIRMATION OF PLAN.

Vesting of Assets.

On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtors’ Estates shall vest in the Reorganized Debtors free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as provided pursuant to the Plan, the Confirmation Order or the Exit Facility Documents.  On and after the Effective Date, the Reorganized Debtors may take any action, including, without limitation, the operation of their businesses; the use, acquisition, sale, lease and disposition of property; and the entry into transactions, agreements, understandings, or arrangements, whether in or other than in the ordinary course of business, and execute, deliver, implement, and fully perform any and all obligations, instruments, documents, and papers or otherwise in connection with any of the foregoing, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules and in all respects as if there were no pending cases under any chapter or provision of the Bankruptcy Code, except as expressly provided herein. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur on or after the Effective Date for professional fees, disbursements, expenses, or related support services without application to the Bankruptcy Court.

Binding Effect.

As of the Effective Date, the Plan shall bind all holders of Claims against and Interests in the Debtors and their respective successors and assigns, notwithstanding whether any such holders were (a) Impaired or Unimpaired under the Plan, (b) deemed to accept or reject the Plan, (c) failed to vote to accept or reject the Plan, or (d) voted to reject the Plan.
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Discharge of Claims and Termination of Interests.

Upon the Effective Date and in consideration of the distributions to be made hereunder, except as otherwise expressly provided herein, each holder (as well as any representatives, trustees, or agents on behalf of each holder) of a Claim or Interest and any affiliate of such holder shall be deemed to have forever waived, released, and discharged the Debtors, to the fullest extent permitted by section 1141 of the Bankruptcy Code, of and from any and all Claims, Interest, rights, and liabilities that arose prior to the Effective Date.  Upon the Effective Date, all such Entities shall be forever precluded and enjoined, pursuant to section 524 of the Bankruptcy Code, from prosecuting or asserting any such discharged Claim against or terminated Interest in the Debtors against the Debtors, the Reorganized Debtors, or any of its or their assets or property, whether or not such holder has filed a proof of Claim and whether or not the facts or legal bases therefor were known or existed prior to the Effective Date.

Term of Injunctions or Stays.

Unless otherwise provided herein or in a Final Order of the Bankruptcy Court, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

Injunction.

Upon entry of the Confirmation Order, all holders of Claims and Interests and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan.

Except as expressly provided in the Plan, the Confirmation Order, or a separate order of the Bankruptcy Court or as agreed to by the Debtors and a holder of a Claim against or Interest in the Debtors, all Entities who have held, hold, or may hold Claims against or Interests in any or all of the Debtors (whether proof of such Claims or Interests has been filed or not and whether or not such Entities vote in favor of, against or abstain from voting on the Plan or are presumed to have accepted or deemed to have rejected the Plan) and other parties in interest, along with their respective present or former employees, agents, officers, directors, principals, and affiliates are permanently enjoined, on and after the Effective Date, solely with respect to any Claims, Interests, and Causes of Action that will be or are extinguished, discharged, or released pursuant to the Plan from (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Released Parties or the property of any of the Released Parties, (ii) enforcing, levying, attaching (including, without limitation, any prejudgment attachment), collecting, or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree, or order against the Released Parties or the property of any of the Released Parties, (iii) creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Released Parties or the property of any of the Released Parties, (iv) asserting any right of setoff, directly or indirectly, against any obligation due the Released Parties or the property of any of the Released Parties, except as contemplated or allowed by the Plan; and (v) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan.
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By accepting distributions pursuant to the Plan, each holder of an Allowed Claim or Interest will be deemed to have affirmatively and specifically consented to be bound by the Plan, including, without limitation, the injunctions set forth in this Section 10.5.

The injunctions in this Section 10.5 shall extend to any successors of the Debtors and the Reorganized Debtors and their respective property and interests in property.

Releases.

Releases by Debtors.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, on and after the Effective Date, the Released Parties shall be deemed released and discharged by the Debtors, the Reorganized Debtors, and the Estates from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or their affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents or related agreements, instruments or other documents, or the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date; provided, that nothing in this Section 10.6(a) shall be construed to release any party or Entity from gross negligence, willful misconduct, or intentional fraud as determined by Final Order.

Releases by Holders of Claims or Interests.

As of the Effective Date, except (i) for the right to enforce the Plan or any right or obligation arising under the Definitive Documents that remain in effect or become effective after the Effective Date or (ii) as otherwise expressly provided in the Plan or in the Confirmation Order, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement the Plan, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, the Released Parties shall be deemed conclusively, absolutely, unconditionally, irrevocably and forever, released, and discharged by:

(1)         the holders of Impaired Claims or Interests except those (A) deemed to reject the Plan or (B) who voted to reject, or abstain from voting on, the Plan and have also checked the box on the applicable ballot or notice indicating that they opt out of granting the releases provided in the Plan; provided that the Consenting Second Lien Noteholders and the Consenting AGHC Interest Holders may not opt out of granting the releases provided in the Plan in accordance
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with and subject to the terms and conditions of the Restructuring Support Agreement;

(2)         the holders of Unimpaired Claims or Interests who do not timely object to the releases provided in the Plan; and

(3)         with respect to any Entity in the foregoing clauses (1) and (2), such Entity’s predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, current or former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entity’s respective heirs, executors, estates, servants and nominee;

in each case, from any and all Claims, interests or Causes of Action whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on, relating to, or arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, in all cases based upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided that nothing in this Section 10.6(b) shall be construed to release the Released Parties from gross negligence, willful misconduct, or intentional fraud as determined by a Final Order.

Exculpation.

Notwithstanding anything herein to the contrary, and to the maximum extent permitted by applicable law, the Exculpated Parties shall neither have nor incur any liability to any holder of a Claim or Interest or any other party in interest, or any of their respective predecessors, successors and assigns, subsidiaries, affiliates, managed accounts or funds, current or former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, and such Entity’s respective heirs, executors, estates, servants or nominees for any act or omission (both prior to and subsequent to the Commencement Date) in connection with, related to, or arising out of, in whole or in part, the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, preparation, or consummation of the Plan (including the Plan Supplement), the Restructuring Support Agreement, the Definitive Documents, or any related agreements, instruments, or other documents, the solicitation of votes with respect to the, any settlement or agreement in the Chapter 11 Cases, the offer, issuance, and distribution of any securities issued or to be issued pursuant to the Plan, whether or not such distribution occurs following the Effective Date, negotiations regarding or concerning any of the foregoing, or the administration of the Plan
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or property to be distributed hereunder, except for actions determined by Final Order to constitute gross negligence, willful misconduct, or intentional fraud.

Retention of Causes of Action/Reservation of Rights.

Except as otherwise provided herein, including in Sections 10.5, 10.6, and 10.7 of the Plan, nothing contained in the Plan or the Confirmation Order shall be deemed to be a waiver or relinquishment of any rights, Claims, Causes of Action, rights of setoff or recoupment, or other legal or equitable defenses that the Debtors had immediately prior to the Effective Date on behalf of the Estates or of themselves in accordance with any provision of the Bankruptcy Code or any applicable nonbankruptcy law, including, without limitation, any affirmative Causes of Action against parties with a relationship with the Debtors.  The Reorganized Debtors shall have, retain, reserve, and be entitled to assert all such Claims, Causes of Action, rights of setoff or recoupment, and other legal or equitable defenses as fully as if the Chapter 11 Cases had not been commenced, and all of the Debtors’ legal and equitable rights in respect of any Unimpaired Claim may be asserted after the Confirmation Date and Effective Date to the same extent as if the Chapter 11 Cases had not been commenced.  Notwithstanding the foregoing, the Debtors and the Reorganized Debtor shall not retain any Claims or Causes of Action released pursuant to Sections 10.5, 10.6, and 10.7 of the Plan against the Released Parties or arising under chapter 5 of the Bankruptcy Code (except that such Claims or Causes of Action may be asserted as a defense to a Claim in connection with the claims reconciliation and objection procedures pursuant to section 502(d) of the Bankruptcy Code or otherwise).

Solicitation of Plan.

As of and subject to the occurrence of the Confirmation Date:  (a) the Debtors shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation and (b) the Debtors, the Consenting RSA Parties, and each of their respective directors, officers, employees, affiliates, agents, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore are not, and on account of such offer, issuance, and solicitation will not be, liable at any time for any violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

Notwithstanding anything herein to the contrary, as of the Effective Date, pursuant to section 1125(e) of the Bankruptcy Code, the Solicitation Parties upon appropriate findings of the Bankruptcy Court will be deemed to have solicited acceptance of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, and to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan of a Reorganized Debtor, and shall not be liable to any Person on account of such solicitation or participation.

Corporate and Limited Liability Company Action.

Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (a) those set forth in 5.11 of the Plan, (b) the selection of the managers, directors, and officers for the Reorganized Debtors, (c) the distribution or issuance of the New Common Stock (d) the entry into the Exit Facility and the Exit Facility Documents, (e) the issuance of the
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Subordinated Notes and entry into the Subordinated Notes Documents, (f) the entry into the Shareholders Agreement, (g) the approval of the Restructuring Support Agreement, (h) mergers or conversions as contemplated by Section 5.2 of the Plan, and (i) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date), in each case, in accordance with and subject to the terms hereof.  All matters provided for in the Plan involving the corporate or limited liability company structure of the Debtors or the Reorganized Debtors, and any corporate or limited liability company action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security holders, directors, managers, or officers of the Debtors or the Reorganized Debtors.  On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments, certificates of merger, certificates of conversion, certificates of incorporation, or comparable documents, or franchise tax reports contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including, but not limited to, (i) the Amended Organizational Documents, (ii) the Exit Facility, (iii) the Exit Facility Credit Agreement, (iv) the Subordinated Notes Indenture, (v) the Shareholders Agreement, and (vi) any and all other agreements, documents, securities, and instruments relating to the foregoing.  The authorizations and approvals contemplated by this Section 10.10 shall be effective notwithstanding any requirements under non-bankruptcy law.

RETENTION OF JURISDICTION.

Retention of Jurisdiction.

On and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under, and related to the Chapter 11 Cases for, among other things, the following purposes:

to hear and determine motions and/or applications for the assumption or rejection of executory contracts or unexpired leases, including Cure Disputes, and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

to determine any motion, adversary proceeding, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date;

to ensure that distributions to holders of Allowed Claims are accomplished as provided for in the Plan and Confirmation Order and to adjudicate any and all disputes arising from or relating to distributions under the Plan;

to consider the allowance, classification, priority, compromise, estimation, or payment of any Claim;

to enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

to issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Entity with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;
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to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

to hear and determine all Fee Claims;

to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Plan Supplement, or the Confirmation Order, or any agreement, instrument, or other document governing or relating to any of the foregoing;

to take any action and issue such orders as may be necessary to construe, interpret, enforce, implement, execute, and consummate the Plan;

to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

to hear, adjudicate, decide, or resolve any and all matters related to Article X of the Plan, including, without limitation, the releases, discharge, exculpations, and injunctions issued thereunder;

to resolve disputes concerning Disputed Claims or the administration thereof;

to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

to enter a final decree closing the Chapter 11 Cases;

to recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

to hear and determine any rights, Claims, or Causes of Action held by or accruing to the Debtors pursuant to the Bankruptcy Code or pursuant to any federal statute or legal theory; and

to hear and resolve any dispute over the application to any Claim of any limit on the allowance of such Claim set forth in sections 502 or 503 of the Bankruptcy Code, other than defenses or limits that are asserted under non-bankruptcy law pursuant to section 502(b)(1) of the Bankruptcy Code.

Courts of Competent Jurisdiction.

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter arising out of the Plan, such abstention, refusal, or failure of jurisdiction shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.
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MISCELLANEOUS PROVISIONS.

Payment of Statutory Fees.

On the Effective Date and thereafter as may be required, the Reorganized Debtors shall pay all fees incurred pursuant to sections 1911 through 1930 of chapter 123 of title 28 of the United States Code, together with interest, if any, pursuant to § 3717 of title 31 of the United States Code for each debtor’s case, or until such time as a final decree is entered closing a particular Debtor’s case, a Final Order converting such Debtor’s case to a case under chapter 7 of the Bankruptcy Code is entered, or a Final Order dismissing such Debtor’s case is entered.

Substantial Consummation of the Plan.

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

Plan Supplement.

The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court.  Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.  Documents included in the Plan Supplement will be posted at the website of the Debtors’ notice, claims, and solicitation agent.

Request for Expedited Determination of Taxes.

The Debtors shall have the right to request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, for any and all taxable periods ending after the Commencement Date through the Effective Date.

Exemption from Certain Transfer Taxes.

Pursuant to section 1146 of the Bankruptcy Code, (a) the issuance, transfer or exchange of any securities, instruments or documents, (b) the creation of any Lien, mortgage, deed of trust, or other security interest, (c) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of, or in connection with the Plan, including, without limitation, any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan or the reinvesting, transfer, or sale of any real or personal property of the Debtors pursuant to, in implementation of or as contemplated in the Plan (whether to one or more of the Reorganized Debtors or otherwise), (d) the grant of collateral under the Exit Facility Documents, and (e) the issuance, renewal, modification, or securing of indebtedness  by such means, and the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, the Confirmation Order, shall not be subject to any document recording tax, stamp tax, conveyance fee, or other similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, sales tax, use tax, or other similar tax or governmental assessment.  Consistent with the foregoing, each recorder of deeds or similar official for any county, city, or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument without requiring the payment of any filing fees, documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax, or similar tax.
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Amendments.

Plan Modifications.  Subject to the terms of the Restructuring Support Agreement, (i) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtors may, upon order of the Court, amend, modify or supplement the Plan in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law, in each case without additional disclosure pursuant to section 1125 of the Bankruptcy Code.

Other Amendments.  Subject to the Restructuring Support Agreement, before the Effective Date, the Debtors may make appropriate technical adjustments and modifications to the Plan and the documents contained in the Plan Supplement without further order or approval of the Bankruptcy Court.

Effectuating Documents and Further Transactions.

Each of the officers of the Reorganized Debtors is authorized, in accordance with his or her authority under the resolutions of the applicable board of directors or managers, to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, provided, however, to the extent any such agreements or documents are material, they shall be in form and substance reasonably (except as otherwise provided in the Plan) satisfactory to the Requisite Noteholders.

Revocation or Withdrawal of Plan.

Subject to the terms of the Restructuring Support Agreement, the Debtors reserve the right to revoke or withdraw the Plan prior to the Effective Date as to any or all of the Debtors; provided, however, that the Debtors may revoke or withdraw the Plan without such consent in the exercise of the Debtors’ fiduciary duty to the extent permitted under the Restructuring Support Agreement.  If, with respect to a Debtor, the Plan has been revoked or withdrawn prior to the Effective Date, or if confirmation or the occurrence of the Effective Date as to such Debtor does not occur on the Effective Date, then, with respect to such Debtor: (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Interest or Class of Claims or Interests), assumption of executory contracts or unexpired leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claim by or against, or any Interest in, such Debtor or any other Entity; (ii) prejudice in any manner the rights of such Debtor or any other Entity; or (iii) constitute an admission of any sort by any Debtor, any of the Consenting RSA Parties or any other Entity.  This provision shall have no impact on the rights of the Consenting Noteholders or the Debtors, as set forth in the Restructuring Support Agreement, in respect of any such revocation or withdrawal.

Dissolution of Creditors’ Committee.

If any statutory committee of unsecured creditors (the “Creditors’ Committee”) was formed in the Chapter 11 Cases, the Creditors’ Committee shall be automatically dissolved on the Effective Date and, on the Effective Date, each member (including each officer, director, employee, or agent thereof) of the Creditors’ Committee and each professional retained by the Creditors’ Committee shall be released and discharged from all rights, duties, responsibilities, and obligations arising from, or
41

related to, the Debtors, their membership on the Creditors’ Committee, the Plan, or the Chapter 11 Cases, except with respect to any matters concerning any Fee Claims held or asserted by any professional retained by the Creditors’ Committee.

Severability of Plan Provisions.

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration, or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms, (b) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be), and (c) nonseverable and mutually dependent.

Governing Law.

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit hereto or a schedule in the Plan Supplement or a Definitive Document provides otherwise, the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

Time.

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

Dates of Actions to Implement the Plan.

In the event that any payment or act under the Plan is required to be made or performed on a date that is on a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

Immediate Binding Effect.

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and Plan Supplement shall be immediately effective and enforceable and deemed binding upon and inure to the benefit of the Debtors, the holders of Claims and Interests, the Released Parties, and each of their respective successors and assigns, including, without limitation, the Reorganized Debtors.

Deemed Acts.

Subject to and conditioned on the occurrence of the Effective Date, whenever an act or event is expressed under the Plan to have been deemed done or to have occurred, it shall be deemed to
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have been done or to have occurred without any further act by any party, by virtue of the Plan and the Confirmation Order.

Successor and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor, or permitted assign, if any, of each Entity.

Entire Agreement.

On the Effective Date, the Plan, the Plan Supplement, and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

Exhibits to Plan.

All exhibits, schedules, supplements, and appendices to the Plan (including the Plan Supplement) are incorporated into and are a part of the Plan as if set forth in full herein.

Notices.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

if to the Debtors or the Reorganized Debtors:

American Gilsonite Company
16200 Park Row Drive, Suite 250
Houston, Texas 77084
Attn:       David G. Gallagher
 Steven A. Granda
Email:      david@americangilsonite.com
 sgranda@amgc.com

-and-

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attn:       Matthew S. Barr, Esq.
 Sunny Singh, Esq.
Jessica Diab, Esq.
Telephone:  (212) 310-8000
Facsimile:  (212) 310-8007
Email:         matt.barr@weil.com
   sunny.singh@weil.com
   jessica.diab@weil.com

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-and-

Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Attn:   Mark D. Collins
John H. Knight
Amanda R. Steele
Telephone:  (302) 651-7700
Facsimile:  (302) 651-7701
Email:      Collins@rlf.com
Knight@rlf.com
Steele@rlf.com

if to the Initial Consenting Noteholders, the DIP Lenders, or the Exit Facility Lenders:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Attn:       Kristopher M. Hansen, Esq.
 Erez E. Gilad, Esq.
Telephone:  (212) 806-5400
Facsimile:  (212) 806-6006
Email:      khansen@stroock.com
egilad@stroock.com

-and-

Young Conaway Stargatt & Taylor LLP
 1000 N. King Street
Rodney Square
Wilmington, Delaware 19801
Attn:       Matthew B. Lunn, Esq.
Telephone:  (302) 571-6600
Facsimile:  (302) 571-1253
Email:       mlunn@ycst.com

After the Effective Date, the Debtors have authority to send a notice to Entities providing that, to continue to receive documents pursuant to Bankruptcy Rule 2002, they must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002.  After the Effective Date, the Debtors and the Reorganized Debtors, as applicable, are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

[THE REMAINDER OF THIS PAGE INTENTIONALLY WAS LEFT BLANK]
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Dated:       October 19, 2016

Respectfully submitted,

American Gilsonite Company and each of the other Debtors

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President | Chief Financial Officer
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Schedule 1

Letter Agreements under Employee Bonus Plan

(Sealed)

Schedule 2

Employment Arrangements

(Sealed)

Exhibit C

DIP Facility Term Sheet

AMERICAN GILSONITE COMPANY $30,000,000 SENIOR SECURED PRIMING DEBTOR-IN-POSSESSION TERM LOAN FACILITY Summary of Principal Terms and Conditions

This Summary of Terms and Conditions (the “DIP Term Sheet”), dated as of October 19, 2016, sets forth certain terms of the DIP Facility (as defined below) proposed to be provided, subject to the conditions set forth below and in the Commitment Letter (as defined below), by the DIP Lenders (as defined below) and referred to as the “DIP Facility” in that certain Commitment Letter dated October 19, 2016 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Commitment Letter”) executed by the Commitment Parties party thereto.  This DIP Term Sheet is part of, and subject to, the Commitment Letter and, except as may be set forth in the Commitment Letter, this DIP Term Sheet does not constitute a commitment, a contract to provide a commitment, or any agreement by the DIP Lenders or the Commitment Parties referred to in the DIP Term Sheet.  This DIP Term Sheet does not attempt to describe all of the terms, conditions, and requirements that would pertain to the financing described herein, but rather is intended to be a summary outline of certain basic items, which shall be set forth in final definitive documentation, which shall be in form and substance consistent with this DIP Term Sheet and acceptable in all respects to the DIP Lenders and the Borrower.  Capitalized terms used but not defined in this DIP Term Sheet shall have the meanings assigned in the Commitment Letter.

Borrower
American Gilsonite Company (the “Borrower”), in its capacity as a debtor and debtor-in-possession in a case (together with the cases of its affiliated debtors and debtors-in-possession, the “Chapter 11 Cases”) to be commenced under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq. in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Guarantors
American Gilsonite Holding Company (“Holdings”) and the direct and indirect subsidiaries of the Borrower and Holdings (the “Guarantors” and together with the Borrower, each a “Loan Party” and collectively, the “Loan Parties”) each in their capacities as debtors and debtors-in-possession in the Chapter 11 Cases.

DIP Administrative Agent/ Collateral Agent:	A financial institution selected by the Commitment Parties, and agreed to by the Borrower (the “DIP Agent”).

Initial DIP Lenders:	Each of the “Commitment Parties” listed on the signature pages to the Commitment Letter and/or one or more of their affiliates or related funds.

DIP Lenders:
The (a) Initial DIP Lenders, (b) those Eligible Noteholders (to be defined in the DIP Credit Agreement) that, prior to the Syndication Deadline (to be defined in the DIP Credit Agreement), validly elect to participate in the DIP Facility in accordance with and subject to the syndication procedures to be attached to the DIP Credit Agreement, which shall be in form and substance satisfactory to the Initial DIP Lenders and the Loan Parties (the “Syndication Procedures”), and (iii) any Lender that acquires DIP Loans and DIP Commitments in by assignment pursuant to the terms and conditions of the DIP Credit Agreement (in each case, together with their successors and permitted assigns, the “DIP Lenders”).

DIP Facility:	A new money non-amortizing superpriority multiple draw senior secured priming term loan facility in an aggregate principal amount of $30,000,000 (the
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“DIP Facility”; the DIP Lenders’ commitments under the DIP Facility, the “DIP Commitments”; the loans made under the DIP Facility, the “DIP Loans”; and the transactions contemplated by this Term Sheet and the Commitment Letter, the “Transactions”).  The DIP Loans will be made solely for the purposes set forth under “Use of Proceeds” below.

The Borrower shall incur the DIP Loans during the Availability Period (as defined below) as follows: (i) following entry by the Bankruptcy Court of an order (the “Interim Order”) in form and substance acceptable to the DIP Agent and the Initial DIP Lenders, in their sole discretion, approving the DIP Facility on an initial basis, approving the initial borrowing under the DIP Facility (the “Initial Borrowing”), the Initial Borrowing shall occur on the Closing Date in an aggregate principal amount of $22,500,000 (which includes the Original Issue Discount (defined below), which will not be funded by the Commitment Parties but which is included in such aggregate principal amount); and (ii) after entry by the Bankruptcy Court of a final order (the “Final Order”) in form and substance acceptable to the Initial DIP Lenders, in their sole discretion, approving the DIP Facility on a final basis and approving one additional borrowing under the DIP Facility (the “Additional Borrowing”), the Additional Borrowing shall occur within three business days following entry of the Final Order in the aggregate principal amount of $7,500,000 (the date of borrowing under the DIP Facility pursuant to clause (i) or (ii), a “Borrowing Date”).  Once repaid, the DIP Loans incurred under the DIP Facility cannot be reborrowed.

The Initial Borrowing shall be funded by the Initial DIP Lenders net of a discount equal to four percent (4.00%) of the total DIP Commitments ($1,200,000) (the “Original Issue Discount”), which discount shall be allocated pro rata among the DIP Lenders based on their respective DIP Commitments on the Closing Date.  The full principal amount of the Initial Borrowing (after adding back such Original Issue Discount) shall be deemed the aggregate principal amount of such DIP Loans and shall be deemed outstanding on and after the Closing Date, and the Loan Parties shall be obligated to repay 100% of the principal amount of such DIP Loans (as well as any other amounts due and outstanding) as provided in the DIP Loan Documents (as defined below).

3

Availability Period:
Subject to the terms, conditions and covenants to be contained in the DIP Credit Agreement and the other DIP Loan Documents (as defined below), the DIP Loans may be drawn during the period from and including the Closing Date up to but excluding the DIP Termination Date (as defined below) (such period, the “Availability Period”).  The DIP Commitments will expire at the end of the Availability Period.  The DIP Commitments shall be permanently reduced on each Borrowing Date by the aggregate principal amount of the DIP Loans made on such Borrowing Date.

Mandatory Prepayments
The Borrower may be required, at the election of the Required DIP Lenders, to repay the DIP Loans upon the occurrence of certain mandatory prepayment events including (i) net cash proceeds from asset dispositions, (ii) net proceeds of issuances of indebtedness (other than as permitted under the DIP Credit Agreement), (iii) extraordinary receipts, (iv) any proceeds of business interruption insurance and (v) any net cash proceeds of insurance; provided, however, that, so long as no Event of Default shall have occurred and be continuing, the Loan Parties shall have the option to apply such insurance proceeds to the costs of repair or replacement of the assets that are the subject of such loss if such repair or replacement, has been made within 90 days after initial receipt of such proceeds; provided that, notwithstanding the foregoing, no mandatory prepayment shall be required to the extent the net cash proceeds received by the Borrower in connection with any such event do not exceed $1,000,000.

Voluntary Prepayments	The Borrower may voluntarily prepay the DIP Loans in whole, but not in part, at any time, together with accrued interest.

Closing Date:
The date (the “Closing Date”) on which the conditions precedent set forth in the “Conditions Precedent to Closing” section of this DIP Term Sheet have been satisfied (or waived in writing by the DIP Agent and the Required Lenders (as defined below)).

Use of Proceeds:
Proceeds of the DIP Loans under the DIP Facility will be used only for the following purposes, in each case, in accordance with and subject to the Approved Budget (subject to Permitted Variances) (each as defined below):  (i) to provide working capital for the Loan Parties during the Chapter 11 Cases in the ordinary course of business, (ii) for the payment of prepetition amounts as authorized by the Bankruptcy Court pursuant to orders approving the first day motions filed by the Loan Parties that are in form and substance reasonably acceptable to the Required DIP Lenders, (iii) to pay costs and expenses of administration of the Chapter 11 Cases, (iv) to indefeasibly pay in full the First Lien Obligations, (v) to pay fees and expenses related to the DIP Facility, including, without limitation, as set forth in the DIP Commitment Letter and the Agent Fee Letter, (vi) to make the adequate protection payments provided for in the Interim Order, and (vii) for general corporate purposes.

The Interim Order and the Final Order (as applicable, the “DIP Order”) and the DIP Credit Agreement will contain restrictions on use of proceeds of the DIP Loans and other funds of the Loan Parties in form and substance satisfactory to the DIP Lenders.  Such restrictions will include (but not be limited to): (a) prohibitions against the use of Cash Collateral or proceeds of the DIP Loans

4

other than as provided in the Interim Order or Final Order or the DIP Loan Documents and (b) prohibitions against any DIP Collateral, Prepetition Collateral, DIP Loans, Cash Collateral, proceeds of any of the foregoing, any portion of the Carve-Out or any other amounts from being used directly or indirectly by any of the Loan Parties, any Official Committee of unsecured creditors appointed in the Chapter 11 Cases (the “Official Committee”), if any, or any trustee or other estate representative appointed in the Chapter 11 Cases or any Successor Cases or any other person or entity (or to pay any professional fees, disbursements, costs or expenses incurred in connection therewith):

(i) to prevent, hinder, or delay the DIP Agent’s, the DIP Lenders’, the Prepetition Agents’ or the Prepetition Lenders’ enforcement or realization upon any of the DIP Collateral once a Termination Event occurs (other than with respect to rights otherwise granted herein with respect to the Remedies Notice Period (as defined below);

(ii) to seek authorization to obtain liens or security interests that are senior to, or on a parity with, the DIP Liens or the Superpriority DIP Claim; or

(iii) to investigate (including by way of examinations or discovery proceedings), prepare, assert, join, commence, support or prosecute any action for any claim, counter-claim, action, proceeding, application, motion, objection, defense, or other contested matter seeking any order, judgment, determination or similar relief against, or adverse to the interests of, in any capacity, against any of the Released Parties (as defined below) with respect to any transaction, occurrence, omission, action or other matter (including formal discovery proceedings in anticipation thereof), including, without limitation, (A) any claims or causes of action arising under chapter 5 of the Bankruptcy Code, (B) any so-called “lender liability” claims and causes of action, (C) any action with respect to the validity, enforceability, priority and extent of, or asserting any defense, counterclaim, or offset to, the DIP Obligations, the Superpriority DIP Claim, the DIP Liens, the DIP Loan Documents, the First Lien Loan Documents, the First Lien Obligations, the Second Lien Note Documents or the Second Lien Obligations, (D) any action seeking to invalidate, modify, set aside, avoid or subordinate, in whole or in part, the DIP Obligations, the First Lien Obligations or the Second Lien Obligations, (E) any action seeking to modify any of the rights, remedies, priorities, privileges, protections and benefits granted to either the DIP Agent or the DIP Lenders under the DIP Order or under any of the DIP Loan Documents, the First Lien Agent or the First Lien Lenders under any of the First Lien Loan Documents or the Second Lien Agent or the Second Lien Noteholders under any of the Second Lien Note Documents (in each case, including, without limitation, claims, proceedings or actions that might prevent, hinder or delay any of the DIP Agent’s or the DIP Lenders’ assertions, enforcements, realizations or remedies on or against the DIP Collateral in accordance with the applicable DIP Loan Documents and the Interim Order and/or the Final Order (as applicable)), (F) objecting to, contesting, or interfering with, in any way, the DIP Agent’s and the DIP Lenders’ enforcement or realization upon any of the DIP Collateral once an Event of Default (as defined in the DIP Credit Agreement) has occurred; provided, however, that no more than $25,000 in the aggregate of the DIP Collateral, the Carve-Out, proceeds from the borrowings under the DIP Facility or any other amounts, may be used by any Official Committee to investigate

5

claims and/or liens of the First Lien Agent and the First Lien Lenders under the First Lien Loan Documents and the Second Lien Agent and the Second Lien Noteholders under the Second Lien Note Documents.

Restrictions on Disposition of DIP Collateral
The DIP Credit Agreement, the Interim Order and the Final Order will contain restrictions on the disposition of DIP Collateral, including, without limitation, prohibitions against any sale or other disposition of DIP Collateral outside the ordinary course of business, except to the extent expressly permitted by the terms of the DIP Loan Documents, without the consent of the Required DIP Lenders

DIP Termination Date:
All DIP Obligations will be due and payable in full, and the DIP Commitments will terminate, on the date (the “DIP Termination Date”) that is the earliest to occur of: (i) the date that is twelve months after the Closing Date (the “Maturity Date”), (ii) the date on which the Commitments terminate or the DIP Loans become due and payable in accordance with the DIP Credit Agreement, (iii) the sale of all or substantially all of a Loan Party’s assets through a 363 sale, a plan of reorganization, or otherwise, (iv) unless waived by the Required DIP Lenders in their sole discretion, any date on which any of the Loan Parties files a motion with the Bankruptcy Court for authority to proceed with the sale or liquidation of any of the Loan Parties (or any material portion of the assets or all of the equity of any of the Loan Parties) or files a plan of reorganization, in each case, without the prior consent of the Required DIP Lenders and (v) the effective date of a chapter 11 plan of reorganization for the Loan Parties (the “Plan Effective Date”).  The DIP Obligations will be paid in full in cash on the DIP Termination Date; provided that, to the extent that an Acceptable Plan (as defined below) becomes effective and such Acceptable Plan provides for other treatment of the DIP Obligations on the Plan Effective Date, the DIP Loans will receive such other treatment on the Plan Effective Date.

Interest Rate:	LIBOR Rate plus 900 bps per annum, payable monthly in cash in arrears, calculated on an actual 360-day basis. LIBOR Floor: 100 bps.

Default Rate:	+200 bps per annum, calculated on an actual 360-day basis.

Amortization:	None.

Backstop Payment:
The Borrower will pay to the Initial DIP Lenders on the Closing Date a backstop payment equal to 3.50% of the aggregate DIP Commitments, payable in cash on the Closing Date (the “Backstop Payment”).  The Backstop Payment will be allocated among the Initial DIP Lenders on a pro rata basis.

Documentation:
The DIP Facility will be evidenced by a credit agreement (as amended, supplemented, restated or otherwise modified from time to time, the “DIP Credit Agreement”), security agreements, guarantees and all other documents, instruments and certificates executed, delivered or filed in connection therewith, as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof (collectively, together with the DIP Credit Agreement, the “DIP Loan Documents”) as may be required by the DIP Agent

6

and the Initial DIP Lenders, which DIP Loan Documents shall be prepared by counsel to the Initial DIP Lenders and shall be in form and substance and on terms satisfactory to, the DIP Agent, the Initial DIP Lenders and the Loan Parties.

DIP Priority Account or Controlled Account
As a condition to the funding of the Additional Borrowing, on or prior to such funding date, the Borrower shall provide the DIP Agent with a fully executed deposit account control agreement acceptable to the DIP Agent with respect to its operating accounts which establishes “control” (as defined in the Uniform Commercial Code as in effect from time to time in the State of New York) in favor of the DIP Agent for the benefit of the DIP Lenders and the Required DIP Lenders (the “Controlled Account”)Withdrawals from the Controlled Account, as applicable shall only be used for the permitted purposes described in the “Use of Proceeds” above.

DIP Obligations
The DIP Loan Documents shall evidence the DIP Obligations, which DIP Obligations, shall upon execution of the DIP Loan Documents, be valid, binding and enforceable against the Loan Parties, their estates and any successors thereto, including, without limitation, any trustee appointed in any of the Chapter 11 Cases, or any case under chapter 7 of the Bankruptcy Code upon the conversion of any of the Chapter 11 Cases (collectively, the “Successor Cases”), and their creditors and other parties-in-interest, in each case, in accordance with the terms of the DIP Order and the DIP Loan Documents.  No obligation, payment, transfer, or grant of security under the DIP Order or the DIP Loan Documents (including any DIP Obligation or DIP Liens) shall be stayed, restrained, voidable, avoidable, or recoverable, under the Bankruptcy Code or under any applicable law (including, without limitation, under sections 502(d), 544 and 547 to 550 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act, or similar statute or common law), or subject to any avoidance, reduction, setoff, recoupment, offset, recharacterization, subordination (whether equitable, contractual or otherwise), counter-claim, cross-claim, defense, or any other challenge under the Bankruptcy Code or any applicable law or regulation by any person or entity.

DIP Collateral:
All “Obligations” (as defined in the DIP Credit Agreement), including, without limitation, principal, interest, fees, costs, expenses, charges, any obligations in respect of indemnity claims, whether contingent or absolute, due under the DIP Loan Documents and any other amounts that are or may become due under the DIP Loan Documents (collectively, the “DIP Obligations”), shall be secured by first priority continuing, valid, binding, enforceable, non-avoidable, and automatically perfected security interests in and liens (the “DIP Liens”) on all assets and properties of the Loan Parties (the “DIP Collateral”), subject to certain exceptions set forth in the DIP Credit Agreement and the DIP Order and excluding, unless authorized by the Final Order, all claims and causes of action arising under chapter 5 of the Bankruptcy Code and any proceeds thereof.

To secure the DIP Obligations, the DIP Agent, for the benefit of itself and the

7

DIP Lenders, shall be granted DIP Liens in the DIP Collateral as follows, in each case, subject to the Carve-Out (defined below):

(i)           pursuant to section 364(c)(2) of the Bankruptcy Code, valid, enforceable, non-avoidable automatically and fully perfected first priority liens on and security interests in all DIP Collateral that is not otherwise subject to a valid, perfected and non-avoidable security interest or lien as of the Petition Date;

(ii)          pursuant to section 364(c)(3) of the Bankruptcy Code, valid, enforceable, non-avoidable automatically and fully perfected junior liens on and security interests in all DIP Collateral (other than as set forth in clauses (i) and (iii) of this “DIP Collateral” Section) that is subject to Permitted Prior Liens; and

(iii)         pursuant to section 364(d)(1) of the Bankruptcy Code, valid, enforceable, non-avoidable automatically and fully perfected first priority senior priming liens on and security interests in all DIP Collateral that also constitutes Prepetition Collateral securing the Prepetition Obligations, wherever located, which senior priming liens and security interests in favor of the DIP Agent shall be senior to the Prepetition Liens and the Second Lien Noteholder Adequate Protection Liens (as defined below) granted under the DIP Order, subject to any priority liens permitted under the DIP Credit Agreement.

DIP Superpriority Claim:
Subject to the Carve-Out, immediately upon, and effective as of, entry of the Interim Order, the DIP Agent and the DIP Lenders will be granted, pursuant to section 364(c)(1) of the Bankruptcy Code, an allowed superpriority administrative expense claim in each of the Chapter 11 Cases or any Successor Cases (the “Superpriority DIP Claim”), for all of the DIP Obligations, (a) with priority over any and all administrative expense claims, unsecured claims and all other claims against the Loan Parties or their estates in any of the Chapter 11 Cases or any Successor Cases, at any time existing or arising, of any kind or nature whatsoever, including, without limitation, (i) administrative expenses or other claims of the kinds specified in or ordered pursuant to sections 105, 326, 328, 330, 331, 365, 503(a), 503(b), 506(c), 507(a), 507(b), 546(c), 546(d), 726, 1113 and 1114 of the Bankruptcy Code, and any other provision of the Bankruptcy Code, whether or not such expenses or claims may become secured by a judgment lien or other non-consensual lien, levy, or attachment, (ii) any claims allowed pursuant to the obligations under the Prepetition Loan Documents, and (iii) the Second Lien Noteholders’ Adequate Protection Claim (as defined below), and (b) which shall at all times be senior to the rights of the Loan Parties or their estates, and any trustee appointed in the Chapter 11 Cases or any Successor Cases to the extent permitted by law.  The DIP Superpriority Claim shall, for purposes of section 1129(a)(9)(A) of the Bankruptcy Code, be considered administrative expenses allowed under section 503(b) of the Bankruptcy Code, shall be against each Loan Party on a joint and several basis, and shall be payable from and have recourse to all DIP Collateral (excluding, unless authorized by the Final Order, all claims and causes of action arising under chapter 5 of the Bankruptcy Code and any proceeds thereof).

Except as expressly set forth in the DIP Order, the DIP Liens and the DIP Superpriority Claim (as defined below):  (i) shall not be made subject to or pari passu with (A) any lien, security interest or claim heretofore or hereinafter

8

granted or created in any of the Chapter 11 Cases or any Successor Cases, and shall be valid and enforceable against the Loan Parties, their estates, any trustee or any other estate representative appointed or elected in the Chapter 11 Cases or any Successor Cases and/or upon the dismissal of any of the Chapter 11 Cases or any Successor Cases, (B) any lien that is avoided and preserved for the benefit of the Debtors and their estates under section 551 of the Bankruptcy Code or otherwise, and (C) any intercompany or affiliate lien or claim; and (ii) shall not be subject to sections 510, 549, 550 or 551 of the Bankruptcy Code or, subject to entry of the Final Order, section 506(c) of the Bankruptcy Code.

Milestones:
The Loan Parties shall be required to comply with the following milestones (the “Milestones”):

(a) On or before October 24, 2016 (the date on which the Chapter 11 Cases are commenced being referred to as the “Petition Date”), the Loan Parties shall have commenced the Chapter 11 Cases and filed with the Bankruptcy Court a motion (the “DIP Motion”) seeking entry of the Interim Order and Final Order, which DIP Motion shall be in form and substance reasonably satisfactory to the Required DIP Lenders.

(b) On the Petition Date, the Loan Parties shall have filed with the Bankruptcy Court (i) a plan of reorganization in form and substance acceptable to the Required DIP Lenders in their sole discretion (an “Acceptable Plan”); (ii) a disclosure statement in respect of such Acceptable Plan in form and substance acceptable to the Required DIP Lenders in their sole discretion (an “Acceptable Disclosure Statement”) in each case, it being understood that the chapter 11 plan and disclosure statement attached to the restructuring support agreement entered into among the Loan Parties, the “Consenting Noteholders” referred to therein and the “Consenting Sponsors” referred to therein (as amended, supplemented or otherwise modified from time to time, the “RSA”) as Exhibits A and B, respectively, which provides that the DIP Lenders will surrender all claims for payment of principal of the DIP Facility as of the Effective Date in exchange for the Exit Facility in an aggregate principal amount equal to the aggregate principal amount of the DIP Facility as of the Effective Date, in full and final satisfaction of the principal portion of the DIP Loan Claims, shall be deemed an “Acceptable Plan” and “Acceptable Disclosure Statement” respectively; and (iii) a motion, in form and substance reasonably acceptable to the Required DIP Lenders, to approve solicitation of such Acceptable Plan and such Acceptable Disclosure Statement and schedule a joint hearing for approval of such Acceptable Plan and such Acceptable Disclosure Statement (a “Solicitation Motion”).

(c) On or before the date that is five (5) calendar days after the Petition Date, the Bankruptcy Court shall have entered the Interim Order, in form and substance satisfactory to the Required DIP Lenders.

(d) On or before the date that is thirty-five (35) calendar days after the Petition Date, the Bankruptcy Court shall have entered the Final Order, in form and substance satisfactory to the Required DIP Lenders.

(f) On or before the date that is seven (7) calendar days after the Petition Date,

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the Bankruptcy Court shall have entered an order in form and substance reasonably satisfactory to the Required DIP Lenders approving the Solicitation Motion.

(g) On or before the date that is thirty (30) calendar days after the commencement of solicitation of the Acceptable Plan, the Borrower shall have completed such solicitation.

(h) On or before the date that is fifty-five (55) days after the Petition Date, the Bankruptcy Court shall have entered an order, in form and substance acceptable to the Required DIP Lenders, confirming an Acceptable Plan and approving an Acceptable Disclosure Statement.

(i) On or before the date that is seventy (70) calendar days after the Petition Date, an Acceptable Plan shall have become effective pursuant to its terms.

Representations and Warranties:
Representations and warranties, subject to customary materiality qualifiers, including, without limitation: valid existence, qualification and requisite power, no contravention, governmental authorization and other consents, binding effect, financial statements, absence of a Material Adverse Effect (as defined below), litigation, no default, ownership of property, liens, environmental compliance, insurance, taxes, ERISA compliance, subsidiaries, margin regulations, investment company act, disclosure, compliance with laws, intellectual property and licenses, broker’s fees, labor matters, business locations, perfection of security interests in the collateral, reorganization matters, material contracts, deposit accounts, mining, patriot act, FCPA and sanctions, licensing and budget.

Affirmative Covenants:
The DIP Loan Documents will contain affirmative covenants, which shall be subject, in certain cases, to materiality qualifiers, including, without limitation, affirmative covenants relating to: delivery of financial statements, certificates and other financial information as may be mutually agreed, notices of certain material events, payment of obligations, preservation of existence, maintenance of properties, maintenance of insurance and commercially reasonable efforts to promptly obtain insurance endorsements, compliance with laws, books and records, inspection and access rights, use of proceeds, ERISA compliance, pledged assets, environmental matters, real property, lender meetings, compliance with the Milestones, cash management, form of final order and post-closing matters.

Negative Covenants:
The DIP Loan Documents will contain negative covenants, which shall be subject, in certain cases, to exceptions, qualifications and baskets, including, without limitation, negative covenants relating to the following:

(a)         creating or permitting to exist any liens on any assets, other than liens securing the DIP Facility and any permitted liens set forth in the DIP Credit Agreement or the DIP Order, including adequate protection liens (which permitted liens shall include certain scheduled liens in existence on the Closing Date);

(b)         creating or permitting to exist any other superpriority claim which is pari passu with or senior to the liens or claims of the DIP  Lenders under the DIP

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Facility, except for the Carve-Out (as defined below);

(c)         disposing of assets (including, without limitation, any sale and leaseback transaction and any disposition under Bankruptcy Code section 363);

(d)         engaging in any line of business other than those lines of business conducted by the Loan Parties and their subsidiaries on the Closing Date and the lines of business reasonably related thereto;

(e)         amending, modifying or changing its organizational documents in any manner that could be adverse to the interests of the DIP Agent or any DIP Lender;

(f)          prepaying, redeeming, purchasing or exchanging any pre-petition indebtedness, or amending or modifying any of the terms of any such pre-petition indebtedness, except as expressly permitted pursuant to the Interim Order, the Final Order, or the “first day” orders entered by the Bankruptcy Court, in form and substance reasonably acceptable to the Required DIP Lenders, subject in each case to the Approved Budget (subject to Permitted Variances);

(g)         incurring or assuming additional debt or contingent obligations or giving guaranties;

(h)         merging or consolidating with any other person (other than the merger of Holdings into the Borrower pursuant to an Acceptable Plan) or changing the corporate structure (other than as aforesaid);

(i)          permitting to exist any consensual encumbrance on the ability of any subsidiary to pay dividends or other distributions to the Loan Parties; in each case;

(j)          making any loans, advances, capital contributions or acquisitions of capital stock or indebtedness, form any joint ventures or partnerships, or making any other investments in subsidiaries or any other person;

(k)         making or committing to make any payments in respect of warrants, options, repurchase of stock, dividends or any other distributions;

(l)          entering into any transactions with affiliates except on terms equivalent to those obtained in arm's length transactions, including, without limitation, restrictions on management fees to affiliates;

(m)        amending, supplementing, extending or otherwise modifying the Interim Order or the Final Order without the prior written consent of the Required DIP Lenders in their sole discretion;

(n)         making or asserting any claims under Section 506(c) or section 552(b) of the Bankruptcy Code against the DIP Agent or DIP Lenders, the Prepetition Agent or the Prepetition Lenders; and

(o)         permitting any change in its fiscal year.

Approved Budget Covenants:	Approved Budgets. Amounts available under the DIP Facility shall be subject to a budget in form and substance satisfactory to the DIP Agent and the Initial DIP Lenders and the Borrower (the “Initial Budget”), which shall be updated monthly thereafter in a manner satisfactory to the DIP Agent and the Required
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Lenders as detailed in the DIP Credit Agreement (any such budget as in effect at any time, together with the Initial Budget, each an “Approved Budget”).

Variance Reporting:  The Loan Parties shall deliver to the DIP Agent and the DIP Lenders bi-weekly variance reports in form and substance satisfactory to the Required Lenders and the Borrower reflecting variances from the then-current Approved Budget (each, a “Variance Report”).

Permitted Variances:  The DIP Credit Agreement shall permit variances from the Approved Budgets pursuant to terms and conditions satisfactory to the Initial DIP Lenders and the Borrower (“Permitted Variances”).

Conditions Precedent to Closing:
The DIP Credit Agreement will contain conditions agreed by the Initial DIP Lenders and the Borrower to be appropriate, including, but not limited to the following:

●     the execution and delivery of the DIP Loan Documents in form and substance acceptable to the Commitment Parties (the “DIP Loan Documents”) reflecting the terms and conditions set forth in the DIP Term Sheet;

●     the absence since June 30, 2016 of any event or circumstance, which has resulted in or could reasonably be expected to result in a Material Adverse Effect; for such purpose “Material Adverse Effect” shall mean, with respect to any event, change, effect, occurrence, development, circumstance or change of fact, a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), assets or liabilities of the Loan Parties and their Subsidiaries, taken as a whole, (b) the legality, validity or enforceability of any DIP Loan Document, the Interim Order  or the Final Order, the Loan Parties’ respective obligations under any DIP Loan Document, the Interim Order or the Final Order, or the rights and remedies of the DIP Agent and the DIP Lenders under any DIP Loan Document, the Interim Order or the Final Order, (c) the ability of the Loan Parties to perform their respective material obligations under the DIP Loan Documents, (d) the value of the material DIP Collateral, (e) the perfection or priority of the DIP Liens granted pursuant to the DIP Loan Documents, the Interim Order or the Final Order, or (f) the ability of the DIP Agent or the DIP Lenders to enforce the DIP Loan Documents; provided, however, that “Material Adverse Effect” shall not include any event, change, effect, occurrence, development, circumstance or change of fact arising out of, resulting from or relating to (i) the commencement or existence of the Chapter 11 Cases, (ii) the announcement of the Plan and the transactions contemplated hereby, (iii) compliance by any Loan Party with the covenants and agreements contained in the DIP Loan Documents or the RSA or in the Plan, (iv) any change in applicable laws of general applicability or interpretations thereof by any courts or other governmental authorities (except to the extent such change affects the Loan Parties, taken a whole, in a disproportionately adverse manner relative to other participants in the industries in which the Loan Parties participate (provided that any such change may only be considered to the extent of such disproportionate impact)), (v) any action or omission of a Loan Party

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       taken with the express prior written consent of the Required Commitment Parties, (vi) any expenses incurred by the Company in connection with transactions contemplated hereby or (vii) changes in commodity prices prior to October 19, 2016;

●     the representations and warranties contained in the DIP Loan Documents shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as though made on and as of such date;

●     the absence, as of the Closing Date and after giving effect to all of the transactions contemplated hereby, including, without limitation, the payment of all Closing Date fees and expenses, of any default or event of default under the DIP Credit Agreement;

●     delivery of UCC financing statements and other filings and of search results reflecting the absence of liens on the DIP Collateral (other than any liens permitted under the DIP Credit Agreement);

●     the DIP Agent, for the benefit of itself and the Secured Parties, shall hold, pursuant to the Interim Order or the Final Order, as applicable, perfected and first priority liens in and to all real and personal property and proceeds thereof now owned or hereafter acquired by any Loan Party with respect to which liens in favor of the DIP Agent are granted pursuant to and in accordance with the terms of the DIP Loan Documents other than any property excluded pursuant to the terms of the DIP Loan Documents;

●     the DIP Agent shall have a received a payoff letter or a release of the First Lien Obligations (as defined below) in any case reasonably satisfactory in form and substance to the DIP Agent and the DIP Lenders;

●     payment by the Company, on or prior to the Closing Date, of all reasonable and documented out-of-pocket fees and expenses owing and payable to the DIP Agent and the DIP Lenders as of the Closing Date (including fees and expenses of their counsel (and any necessary additional local counsel) and advisors), in each case to the extent invoiced at least two Business Days’ prior to the Closing Date pursuant to this Commitment Letter and the DIP Credit Agreement;

●     the DIP Agent and the DIP Lenders shall have received to the extent requested at least five days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

●     a cash management system reasonably acceptable to the Initial DIP Lenders shall have been established or be in place;

●     the Company and the DIP Lenders shall have agreed upon an Approved Budget;

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•    all first day motions related to the DIP Credit Agreement and the approval thereof shall be in form and substance reasonably satisfactory to the Required Commitment Parties;

•   the Bankruptcy Court shall have entered an Interim Order not later than the fifth calendar day after the Petition Date, in form and substance satisfactory to the Initial DIP Lenders, which Interim Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the Initial DIP Lenders; and

•   compliance by the Loan Parties with the RSA, and the RSA shall remain in full force and effect.

Modification of Automatic Stay
The DIP Order shall provide that the automatic stay imposed by section 362(a) of the Bankruptcy Code is modified as necessary to permit:  (a) the Loan Parties to grant the DIP Liens and the Superpriority DIP Claim, and to perform such acts as the DIP Agent or the Required DIP Lenders may request to assure the perfection and priority of the DIP Liens; (b) the Loan Parties to take all appropriate action to grant the Second Lien Noteholder Adequate Protection Liens and the Second Lien Noteholder Superpriority Claims set forth herein, and to take all appropriate action to ensure that the Second Lien Noteholder Adequate Protection Liens granted thereunder are perfected and maintain the priority set forth herein; (c) the Loan Parties to incur all liabilities and obligations, including all the DIP Obligations, to the Prepetition Agents, the Prepetition Lenders, the DIP Agent and the DIP Lenders as contemplated under the DIP Order and the DIP Loan Documents; (d) the Loan Parties to pay all amounts referred to, required under, in accordance with, and subject to the DIP Loan Documents, the DIP Commitment Letter, the Agent Fee Letter and the DIP Order; (e) the DIP Secured Parties and the Prepetition Agents and the Prepetition Lenders to retain and apply payments made in accordance with the DIP Loan Documents and the DIP Order; (f) subject to the DIP Order, the DIP Agent and the DIP Lenders to exercise, upon the occurrence and during the continuance of any Event of Default under the DIP Loan Documents, all rights and remedies provided for in the DIP Loan Documents and take any or all actions provided therein; and (g) the implementation of all of the terms, rights, benefits, privileges, remedies and provisions of the DIP Order and the DIP Loan Documents, in each case, without further notice, motion or application to, or order of, or hearing before, the Bankruptcy Court, subject to the terms of the DIP Order including as to the Remedies Notice Period.

Perfection of DIP Liens and Post-Petition Liens
The DIP Agent and DIP Lenders shall be satisfied that all liens granted for the benefit of the DIP Agent and the DIP Lenders, shall be valid, enforceable, non-avoidable, and perfected, effective as of the Closing Date, and no further action shall be required to effect such perfection.  The DIP Order shall provide that such Order shall be sufficient and conclusive evidence of the validity, perfection and priority of all liens granted herein, including, without limitation, the DIP Liens and the Second Lien Noteholder Adequate Protection Liens, without the necessity of executing, filing or recording any financing statement, mortgage, notice or other instrument or document that may otherwise be required under the

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law or regulation of any jurisdiction or the taking of any other action (including, for the avoidance of doubt, entering into any deposit account control agreement) to validate or perfect (in accordance with applicable law) such liens, or to entitle the Prepetition Agents, the Prepetition Lenders, the DIP Agent or the DIP Lenders to the priorities granted herein. Notwithstanding the foregoing, the DIP Order shall provide that each of the DIP Agent and the Prepetition Agents, without any further consent of any party, is authorized to execute, file or record, and the DIP Agent may require the execution, filing or recording, as each, in its sole discretion deems necessary, of such financing statements, mortgages, notices of lien, and other similar documents to enable the DIP Agent and the Prepetition Agents to further validate, perfect, preserve and enforce the DIP Liens or other liens and security interests granted under the DIP Order, perfect in accordance with applicable law or to otherwise evidence the DIP Liens and/or Second Lien Noteholder Adequate Protection Liens, as applicable, and all such financing statements, mortgages, notices, and other documents shall be deemed to have been executed, filed or recorded as of the Petition Date; provided, however, that no such execution, filing or recordation shall be necessary or required in order to create or perfect the DIP Liens and/or the Second Lien Noteholder Adequate Protection Liens. The DIP Order shall authorize the Loan Parties to execute and deliver promptly upon demand to the DIP Agent or the Prepetition Agents all such financing statements, mortgages, notices, and other documents as the DIP Agent or the Prepetition Agents may reasonably request. The DIP Order shall authorize the DIP Agent or the Prepetition Agents, each in its discretion, to file a photocopy of the DIP Order as a financing statement with any filing or recording office or with any registry of deeds or similar office, in addition to or in lieu of such financing statements, notices of lien, or similar instruments.

Expenses:
The Loan Parties shall pay: all reasonable and documented out-of-pocket fees, costs, disbursements and expenses of the (i) DIP Agent (including fees, costs, disbursements and expenses of the Lender Professionals) and (ii) the Initial DIP Lenders (including fees, costs, disbursements and expenses of its counsel, but limited to one primary counsel and one local counsel in each relevant jurisdiction as needed) including, without limitation, all such fees, costs, disbursements and expenses associated with the preparation, negotiation, execution and delivery of the Commitment Letter, the Agent Fee Letter and this DIP Term Sheet and associated with the preparation, negotiation, execution, delivery and administration of the DIP Loan Documents, including syndication, and any amendment or waiver with respect thereto and in connection with the Chapter 11 Cases and enforcement of the DIP Loan Documents.

Indemnification:
The DIP Loan Documents shall contain provisions providing for the indemnification of the DIP Agent and the DIP Lenders, in form and substance acceptable to the DIP Agent, the DIP Lenders and the Loan Parties.

Stipulations, Admissions, Waivers:
In requesting the DIP Facility, and in exchange for and as a material inducement to the DIP Lenders to agree to provide the DIP Facility, and in exchange for and in recognition of the priming of the Prepetition Second Lien Note Liens (as defined below), subject to the section “Challenge Period” below, the Loan Parties shall admit, stipulate, acknowledge and agree that:

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(i) First Lien Credit Facility. Pursuant to the Credit and Guaranty Agreement, dated as of August 28, 2012 (as amended, supplemented, restated or otherwise modified prior to the Petition Date, the “First Lien Credit Agreement”, and together with all other agreements, documents, instruments and certificates executed or delivered in connection therewith, including the Intercreditor Agreement (defined below) collectively, the “First Lien Loan Documents”), among American Gilsonite Company, as borrower (the “First Lien Borrower”), the guarantors party thereto (the “First Lien Guarantors”, and together with the First Lien Borrower, the “First Lien Loan Parties”), KeyBank National Association, as administrative agent and swingline lender (the “First Lien Agent”), and the lenders party thereto (collectively, the “First Lien Lenders”), the First Lien Lenders provided a revolving credit facility (the “First Lien Credit Facility”) to the First Lien Borrower.

(ii) First Lien Obligations.  As of the Petition Date, without defense, counterclaim or offset of any kind, the First Lien Loan Parties were jointly and severally indebted to the First Lien Lenders in the aggregate principal amount of $20,000,000, plus accrued but unpaid interest, plus any other amounts incurred or accrued but unpaid prior to the Petition Date in accordance with the First Lien Note Documents, including, without limitation, principal, accrued and unpaid interest (including at the default rate), premiums, any reimbursement obligations (contingent or otherwise), any fees, expenses and disbursements (including, without limitation, attorneys’ fees, financial advisors’ fees, related expenses and disbursements), indemnification obligations, any other charges, amounts and costs of whatever nature owing, whether or not contingent, whenever arising, accrued, accruing, due, owing or chargeable in respect thereof, in each case, to the extent provided in the First Lien Loan Documents (collectively, the “First Lien Obligations”).

(iii) First Lien Collateral.  To secure the First Lien Obligations, the First Lien Loan Parties granted to the First Lien Agent, for the benefit of itself and the First Lien Lenders, properly perfected continuing liens, mortgages and security interests (collectively, the “Prepetition Credit Facility Liens”) in all “Collateral” as defined in the First Lien Credit Agreement (collectively, the “Prepetition First Lien Collateral”).

(iv) Second Lien Notes.  Pursuant to the Indenture, dated as of August 28, 2012 (as amended, supplemented, restated or otherwise modified prior to the Petition Date, the “Second Lien Note Indenture”, and together with all other agreements, documents, instruments and certificates executed or delivered in connection therewith, including, the Second Lien Security and Pledge Agreement, dated as of August 28, 2012, and the Intercreditor Agreement (as defined below), collectively, the “Second Lien Note Documents”, and together with the First Lien Loan Documents, the “Prepetition Loan Documents”), among American Gilsonite Company, as issuer (the “Second Lien Note Issuer”), Wilmington Trust, National Association, as indenture trustee and collateral agent (the “Second Lien Agent”, and together with the First Lien Agent, the “Prepetition Agents”), and the guarantors party thereto (the “Second Lien Guarantors”, and together with the Second Lien Note Issuer, collectively, the “Second Lien Note Parties”, and together with the First Lien Loan Parties, collectively, the “Prepetition Loan Parties”), the Second Lien Issuer issued the

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11.5% Senior Secured Notes due 2017 (the “Second Lien Notes”; the holders of such Second Lien Notes, the “Second Lien Noteholders”, and together with the First Lien Lenders, collectively, the “Prepetition Lenders”), and the Second Lien Guarantors guaranteed the “Guaranteed Obligations” as defined in the Second Lien Note Indenture.

(v) Second Lien Obligations.  As of the Petition Date, without defense, counterclaim or offset of any kind, the Second Lien Note Parties were jointly and severally indebted to the Second Lien Agent and the Second Lien Noteholders in the aggregate principal amount of least $270,000,000 in Second Lien Notes, plus accrued but unpaid interest, plus any other amounts incurred or accrued but unpaid prior to the Petition Date in accordance with the Second Lien Note Documents, including, without limitation, principal, accrued and unpaid interest (including at the default rate), premiums, any reimbursement obligations (contingent or otherwise), any fees, expenses and disbursements (including, without limitation, attorneys’ fees, financial advisors’ fees, related expenses and disbursements), indemnification obligations, any other charges, amounts and costs of whatever nature owing, whether or not contingent, whenever arising, accrued, accruing, due, owing or chargeable in respect thereof, including all “Obligations” as defined in the Second Lien Note Indenture (collectively, the “Second Lien Obligations”, and together with the First Lien Obligations, collectively, the “Prepetition Obligations”).

(vi) Prepetition Second Lien Collateral.  To secure the Second Lien Obligations, the Second Lien Note Parties granted to the Second Lien Agent, for the benefit of itself and the Second Lien Noteholders, properly perfected continuing liens, mortgages and security interests in (collectively, the “Prepetition Second Lien Note Liens”, and together with the Prepetition Credit Facility Liens, the “Prepetition Liens”) all “Collateral” as defined in the Second Lien Note Indenture (collectively, the “Prepetition Second Lien Collateral”, and together with the Prepetition First Lien Collateral, the “Prepetition Collateral”), subject to the terms of the Intercreditor Agreement, dated as of August 28, 2012 (as amended, supplemented, restated or otherwise modified prior to the Petition Date, the “Intercreditor Agreement”), by and between each of the First Lien Agent and the Second Lien Agent.

(vii) Validity of Prepetition Liens and Prepetition Obligations.  Subject to the Carve-Out, (a) the Prepetition Liens are valid, binding, enforceable, non-avoidable and perfected liens, with priority over any and all other liens (other than liens expressly permitted to be senior to all Prepetition Liens under the First Lien Credit Agreement and the Second Lien Note Indenture, solely to the extent such permitted liens were existing, valid, enforceable, properly perfected and non-avoidable as of the Petition Date or that is perfected subsequent thereto as permitted by section 546(b) of the Bankruptcy Code (the “Permitted Prior Liens”)), subject to the terms of the Intercreditor Agreement; (b) the First Lien Obligations constitute legal, valid, binding and non-avoidable obligations of the First Lien Loan Parties, enforceable in accordance with the terms of the First Lien Loan Documents (other than in respect of the stay of enforcement arising from section 362 of the Bankruptcy Code); (c) the Second Lien Obligations constitute legal, valid, binding and non-avoidable obligations of the Second Lien Note Parties, enforceable in accordance with the terms of the Second Lien Note

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Documents (other than in respect of the stay of enforcement arising from section 362 of the Bankruptcy Code); and (d) the Loan Parties and their estates hold no (and waive, discharge and release any) valid or enforceable claims (as defined in the Bankruptcy Code), counterclaims, causes of action, defenses, or setoff rights of any kind, and waive, discharge and release any right they may have to (A) challenge the validity, enforceability, priority, security and perfection of any of the Prepetition Obligations, the Prepetition Loan Documents or the Prepetition Liens, respectively, and (B) assert any and all claims (as defined in the Bankruptcy Code) or causes of action against the Prepetition Agents or the Prepetition Lenders, and each of their respective officers, directors, equityholders, members, partners, subsidiaries, affiliates, funds, managers, managing members, employees, advisors, principals, attorneys, professionals, accountants, investment bankers, consultant, agents, and other representatives (collectively, the “Released Parties”), whether arising at law or in equity, including any recharacterization, subordination, avoidance, or other claim arising under or pursuant to section 105 or chapter 5 of the Bankruptcy Code or under any other similar provisions of applicable state or federal law, in each case, arising out of, based upon or related to the Prepetition Loan Documents, the Prepetition Liens or the Prepetition Obligations, as applicable.

(viii) Cash Collateral.  All of the Loan Parties’ cash, whether existing on the Petition Date or thereafter, wherever located, including, without limitation, any cash in deposit accounts of the Loan Parties or otherwise, constitutes cash collateral of the Prepetition Agents and the Prepetition Lenders within the meaning of section 363(a) of the Bankruptcy Code (the “Cash Collateral”).

(ix) Default.  The Prepetition Loan Parties are in default of certain terms and provisions of the Prepetition Loan Documents as of the Petition Date.

Adequate Protection:
In consideration for the Loan Parties’ use of the Prepetition Collateral (including Cash Collateral), and to protect the Second Lien Agent and the Second Lien Noteholders against the diminution in value, if, any, of the Prepetition Second Lien Collateral (including Cash Collateral) resulting from inter alia, (a) the use, sale or lease by the Loan Parties (or other decline in value) of the Prepetition Second Lien Collateral (including Cash Collateral), (b) the imposition of the Carve-Out (defined below) and the DIP Liens (as defined below) and the priming of the Prepetition Second Lien Note Liens, and (c) the imposition of the automatic stay pursuant to section 362 of the Bankruptcy Code (collectively, “Diminution in Value”), the Second Lien Agent and the Second Lien Noteholders shall receive, solely to the extent of any such Diminution in Value, the following adequate protection:

(a) Second Lien Noteholder Adequate Protection Liens.  Pursuant to sections 361, 363(e) and 364(d) of the Bankruptcy Code, the Second Lien Agent and the Second Lien Noteholders, effective as of the entry of the Interim Order, shall be granted continuing, valid, binding, enforceable and automatically perfected postpetition liens on all DIP Collateral (the “Second Lien Noteholder Adequate Protection Liens”), which liens will be junior only to the DIP Liens and the Carve-Out, and shall be senior in priority to all other liens, including the Prepetition Liens.  Except for the DIP Liens and the Carve-Out, the Second Lien Noteholder Adequate Protection Liens shall not be made subject to or pari passu

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with any lien or security interest heretofore or hereinafter granted or created in any of the Chapter 11 Cases or any Successor Cases and shall be valid and enforceable against the Loan Parties, their estates and any successors thereto, including, without limitation, any trustee appointed in any of the Chapter 11 Cases or any Successor Cases until such time as the Second Lien Obligations owed under the Second Lien Note Documents are paid in full. The Second Lien Noteholder Adequate Protection Liens shall not be subject to sections 549 or 550 of the Bankruptcy Code. No lien or interest avoided and preserved for the benefit of the estates pursuant to section 551 of the Bankruptcy Code shall be pari passu with or senior to the Second Lien Noteholder Adequate Protection Liens.

(b) Second Lien Noteholder Superpriority Claim.  Pursuant to section 507(b) of the Bankruptcy Code, the Second Lien Agent and the Second Lien Noteholders, effective as of the entry of the Interim Order, shall be further granted an allowed superpriority administrative expense claim (the “Second Lien Noteholder Superpriority Claim”), which claim shall be junior to the DIP Superiority Claim and the Carve-Out, but shall be senior to and have priority over any other administrative expense claims, unsecured claims and all other claims against the Loan Parties or their estates in any of the Chapter 11 Cases or any Successor Cases, at any time existing or arising, of any kind or nature whatsoever, including, without limitation, (i) administrative expenses or other claims of the kinds specified in or ordered pursuant to sections 105, 326, 328, 330, 331, 365, 503(a), 503(b), 506(c), 507(a), 507(b), 546(c), 546(d), 726, 1113 and 1114 of the Bankruptcy Code, and any other provision of the Bankruptcy Code, whether or not such expenses or claims may become secured by a judgment lien or other non-consensual lien, levy, or attachment, or (ii) any claims allowed pursuant to the obligations under the Prepetition Loan Documents.  The Second Lien Noteholder Superpriority Claim shall, for purposes of section 1129(a)(9)(A) of the Bankruptcy Code, be considered administrative expenses allowed under section 503(b) of the Bankruptcy Code, shall be against each Loan Party on a joint and several basis, and shall be payable from and have recourse to all DIP Collateral (excluding, unless authorized by the Final Order, all claims and causes of action arising under Chapter 5 of the Bankruptcy Code and the proceeds thereof).  Except for the DIP Superiority Claim and the Carve-Out, the Second Lien Noteholder Superpriority Claim shall not be made subject to or pari passu with any claim heretofore or hereinafter granted or created in any of the Chapter 11 Cases or any Successor Cases and shall be valid and enforceable against the Loan Parties, their estates and any successors thereto, including, without limitation, any trustee appointed in any of the Chapter 11 Cases or any Successor Cases until such time as the Second Lien Obligations owed under the Second Lien Note Documents are paid in full.

As further adequate protection for the Second Lien Agent and the Second Lien Noteholders:

(a) The Loan Parties shall pay all prepetition and postpetition reasonable and documented out-of-pocket fees, costs and expenses incurred by (i) the Second Lien Agent (including all reasonable and documented fees and expenses of one outside counsel), and (ii) the members of the ad hoc committee of certain Second Lien Noteholders (the “Ad Hoc Committee”) and the fees, costs and

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expenses of their respective legal and financial advisors (but no more than: (a) Stroock & Stroock & Lavan LLP, (b) Houlihan Lokey Capital, Inc. (“Houlihan”), pursuant to that certain letter of engagement dated as of June 22, 2016 by and among Strook, Houlihan and the Loan Parties, (c) Young Conaway Stargatt & Taylor, LLP, (d) Parsons Behle & Latimer and (e) such other consultants or other professionals as may be retained by the Ad Hoc Committee, with the consent of the Loan Parties, such consent not to be unreasonably withheld, delayed, or conditioned), in each case, without duplication of the DIP Lenders’ advisor fees as provided In the Interim Order (collectively, the “Lender Professionals”). The invoices for such fees and expenses shall not be required to comply with the U.S. Trustee guidelines, may be in summary form only, and shall be provided to counsel to the Loan Parties, with a copy to the U.S. Trustee and counsel to any Official Committee (collectively, the “Fee Notice Parties”). If no objection to payment of the requested fees and expenses are made, in writing by any of the Fee Notice Parties within ten (10) calendar days after delivery of such invoices (the “Fee Objection Period”), then, without further order of, or application to, the Bankruptcy Court or notice to any other party, such fees and expenses shall be promptly paid by the Loan Parties. If an objection (solely as to reasonableness) is made by any of the Fee Notice Parties within the Fee Objection Period to payment of the requested fees and expenses, then only the disputed portion of such fees and expenses shall not be paid until the objection is resolved by the applicable parties in good faith or by order of the Bankruptcy Court, and the undisputed portion shall be promptly paid by the Loan Parties.

(c) The Loan Parties shall comply with the Approved Budget, subject to Permitted Variances and all Budget Variance Reporting requirements set forth in the Interim Order and the Final Order, as applicable, and in the DIP Loan Documents.

(d) The Loan Parties will provide to the DIP Agent and the DIP Lenders, such reports and information required to be delivered pursuant to the DIP Credit Agreement, and such other reports and information as may be reasonably requested by the DIP Agent or the Required DIP Lenders and required to be delivered pursuant to the DIP Credit Agreement.  In addition, without limiting the rights of access and information afforded the Prepetition Agents, the Prepetition Lenders, the DIP Agent and the DIP Lenders under the Interim Order and/or the DIP Loan Documents, the Loan Parties shall be required to afford representatives, agents and/or employees of the Second Lien Agent and the Second Lien Noteholders reasonable access to the Loan Parties’ premises and their books and records and shall reasonably cooperate, consult with, and provide to such persons all such information as may be reasonably requested.  In addition, the Loan Parties authorize their independent certified public accountants, financial advisors, investment bankers, and consultants to cooperate, consult with, and provide to the Second Lien Agent and the Ad Hoc Committee (subject to execution of appropriate confidentiality agreement) all such information as may be reasonably requested with respect to the business, results of operations and financial condition of any of the Loan Parties.

The receipt by the Second Lien Agent and the Second Lien Noteholders of the adequate protection described herein shall not be deemed an admission that the

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interests of the Second Lien Agent and the Second Lien Noteholders are indeed adequately protected. Further, the DIP Order shall not prejudice or limit the rights of the Second Lien Agent and the Second Lien Noteholders to seek additional relief with respect to the use of Cash Collateral or for additional adequate protection; provided that any such additional or alternative adequate protection approved by the Bankruptcy Court shall at all times be subordinate and junior to the DIP Obligations and the DIP Liens granted under the DIP Order and the DIP Loan Documents. Without limiting the foregoing, nothing herein shall impair or modify the application of section 507(b) of the Bankruptcy Code in the event that the adequate protection provided under the DIP Order is insufficient to compensate for any Diminution in Value during any of the Chapter 11 Cases subject to the Carve-Out.

(e) Adequate Protection of Contingent First Lien Obligations. Until the Discharge Date, and as adequate protection against the post-petition diminution in value of any contingent obligations that may be owed to the First Lien Agent or the First Lien Lenders, the Debtors shall establish an account (the “Credit Facility Reimbursement Account”) into which the sum of $25,000 (or such other amount as the Initial DIP Lenders may agree to) shall be deposited as collateral security for any documented reimbursement or indemnity obligations that the Debtors may have to the First Lien Agent and the First Lien Lenders under the terms of the First Lien Loan Documents as to which a claim or demand for payment is made in writing (upon five (5) business days’ notice to the Debtors, the DIP Agent and the DIP Lenders) prior to the Discharge Date.  The First Lien Agent (for itself and the First Lien Lenders) shall have a first-priority lien (the “Credit Facility Reimbursement Account Liens”) on the Credit Facility Reimbursement Account and all amounts held therein.  Upon the Discharge Date, the Credit Facility Reimbursement Account Liens shall automatically terminate and cease to exist, and all remaining amounts held in the Credit Facility Reimbursement Account or credited thereto, after reserve for or satisfaction of any reimbursement obligations as to which a claim or demand was made prior to the Discharge Date and are due and payable, shall be released to the Debtors by wire transfer, in immediately available funds, as soon as possible, in any event no later than the date that is five (5) business days after the Discharge Date.

The “Discharge Date” shall be the date that is the first day after the expiration of the Challenge Period without a timely Challenge having been brought, or upon the final resolution of a Challenge brought in compliance with the provisions of the Interim Order and applicable law (where such Challenge did not have the effect of successfully impairing any of the First Lien Obligations).

Carve-Out:
The term “Carve-Out” shall mean the following:

(i) all fees required to be paid to the Clerk of the Bankruptcy Court and to the Office of the United States Trustee under 28 U.S.C. § 1930(a) plus interest pursuant to 31 U.S.C. § 3717;

(ii) all reasonable fees and expenses incurred by a trustee under section 726(b) of the Bankruptcy Code in an aggregate amount not to exceed $25,000;

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(iii) to the extent allowed by the Bankruptcy Court, all accrued and unpaid fees and expenses incurred on or prior to the delivery of a Carve-Out Trigger Notice (as defined below) by professionals or professional firms retained by the Loan Parties (the “Estate Professionals”), pursuant to a final order of the Bankruptcy Court (which order has not been vacated or stayed) under sections 327, 328, 363 or 1103(a) of the Bankruptcy Code, whether allowed by the Bankruptcy Court prior to or after delivery of a Carve-Out Trigger Notice, including any success or transaction fees payable to Evercore Group, LLC or FTI Consulting Inc., solely to the extent such success or transaction fee is earned and payable pursuant to a court-approved engagement letter between the Borrower and such professional; and

(iv) all unpaid fees and expenses incurred by Estate Professionals after the date of delivery of the Carve-Out Trigger Notice (such date, the “Carve-Out Trigger Date”), to the extent allowed by the Bankruptcy Court at any time, in an aggregate amount not to exceed $one million plus any success or transaction fees that may become due and payable to Evercore Group, LLC or FTI Consulting Inc., solely to the extent such success or transaction fee is earned and payable pursuant to a court-approved engagement letter between the Borrower and such professional (the amount set forth in this clause (iv) being the “Post-Carve-Out Trigger Notice Cap”); provided, however, that nothing herein shall be construed as a consent to the allowance of any Estate Professionals’ fees or expenses or impair the ability of any party to object to any fees, expenses, reimbursements or compensation sought by any such Estate Professionals.  For purposes of the foregoing, “Carve-Out Trigger Notice” shall mean a written notice delivered by the Required DIP Lenders to counsel to the Loan Parties, the U.S. Trustee, and lead counsel to any Official Committee appointed in these Chapter 11 Cases, which notice may be delivered following the occurrence of a Termination Event and stating that the Post-Carve-Out Trigger Notice Cap has been invoked.  Any payment or reimbursement made on or after the date and time of the Carve-Out Trigger Date to an Estate Professional shall permanently reduce the Carve-Out on a dollar-for-dollar basis.  To the extent that any payment to an Estate Professional is subsequently disallowed and/or disgorged, the proceeds of any claim against the Estate Professional for amounts so disallowed or disgorged shall constitute DIP Collateral and as such, shall be subject to DIP Liens and DIP Superpriority Claims under the DIP Order.

Upon the receipt of the Carve-Out Trigger Notice, the Loan Parties shall provide immediate notice to all Estate Professionals informing them that such notice was delivered and further advising them that the Loan Parties’ ability to pay such Estate Professionals is subject to and limited by the Carve-Out and the Loan Parties shall be required to transfer into a segregated account (the “Carve-Out Account”) not subject to the control of the DIP Agent or the Prepetition Agents an amount equal to the Post-Carve-Out Trigger Notice Cap plus an amount equal to the aggregate unpaid fees, costs and expenses described above in clauses 30(a)(iii), in each case, as determined by a good faith estimate of the applicable Estate Professional. The proceeds on deposit in the Carve-Out Account shall be available only to satisfy obligations benefitting from the Carve-Out, and the DIP Agent, the DIP Lenders, the Prepetition Agents and the Prepetition Lenders (i) shall not sweep or foreclose on cash of the Loan Parties necessary to fund the Carve-Out Account and (ii) shall only have a security interest in any residual

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interest in the Carve-Out Account available following satisfaction in full of all obligations benefitting from the Carve-Out. For the avoidance of doubt and notwithstanding anything to the contrary in the DIP Loan Documents, the Carve Out shall be senior to all liens securing the DIP Obligations, the Second Lien Noteholder Adequate Protection Liens, the Second Lien Noteholder Superpriority Claim, and any and all other forms of adequate protection, liens or claims granted to the DIP Agent, the DIP Lenders, the Prepetition Agent or the Prepetition Lenders under the DIP Order.

None of the DIP Agent, the DIP Lenders, the Prepetition Agents or the Prepetition Lenders shall be responsible for the direct payment or reimbursement of any fees or disbursements of any Estate Professional incurred in connection with the Chapter 11 Cases under any chapter of the Bankruptcy Code.

Challenge Period
Any Official Committee or any other party in interest, if granted requisite standing by the Bankruptcy Court within the Challenge Period (as defined below), to seek, solely in accordance with the provisions the DIP Order, to assert claims against the Released Parties (or their successors or assigns), on behalf of the Loan Parties or the Loan Parties’ creditors or to otherwise challenge the Loan Parties’ stipulations, including, but not limited to those in relation to (i) the validity, extent, priority, or perfection of the mortgages, security interests, and Prepetition Liens of the Prepetition Agents or any Prepetition Lenders (or their successors or assigns), (ii) the validity, allowability, priority, or amount of the Prepetition Obligations, or (iii) any liability of either the Prepetition Agents and/or any Prepetition Lenders (or their successors or assigns) with respect to anything arising from the Prepetition Loan Documents.  Any Official Committee or any other party in interest must, after obtaining requisite standing approved by the Bankruptcy Court, commence a contested matter or adversary proceeding raising such claim, objection, or challenge, including, without limitation, any claim or cause of action against the Released Parties (each, a “Challenge”) the earlier of (1) (A) with respect to any Official Committee, the date that is thirty (30) days after the Official Committee’s formation, or (B) with respect to other parties in interest, no later than the date that is forty-five (45) days after the entry of the Interim Order and (2) five (5) days before the hearing to consideration confirmation of the Loan Parties’ proposed prepackaged chapter 11 plan (such time period shall be referred to as the “Challenge Period”).  The Challenge Period may only be extended with the written consent of the Ad Hoc Committee (and, if the Challenge applies to the First Lien Obligations or the Prepetition Credit Facility Liens, with the additional written consent of the First Lien Agent) or by further order of the Bankruptcy Court for good cause shown, in each case prior to the expiration of the Challenge Period.  Only those parties in interest who properly commence a Challenge within the Challenge Period may prosecute such Challenge.  As to (x) any parties in interest, including any Official Committee, who fail to file a Challenge within the Challenge Period, or if any such Challenge is filed and overruled, or (y) any and all matters that are not expressly the subject of a timely Challenge:  (1) any and all such Challenges by any party (including, without limitation, any Official Committee, any chapter 11 trustee, any examiner or any other estate representative appointed in the Chapter 11 Cases, or any chapter 7 trustee, any examiner or any other estate representative appointed in any Successor Cases), shall be deemed to be forever waived and barred, (2) all of the findings, Loan Parties’ stipulations, waivers,

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releases, affirmations and other stipulations under the DIP Order as to the priority, extent, allowability, validity and perfection as to the Prepetition Liens, the Prepetition Obligations or the Prepetition Loan Documents shall be of full force and effect and forever binding upon the applicable Loan Parties’ bankruptcy estates and all creditors, interest holders, and other parties in interest in the Chapter 11 Cases and any Successor Cases, and (3) any and all claims or causes of action against the Prepetition Agents or the Prepetition Lenders shall be released by the Loan Parties’ estates, all creditors, interest holders, and other parties in interest in the Chapter 11 Cases and any Successor Cases.

Events of Default:
The DIP Facility shall be subject to usual and customary events of default including, but not limited to, the following and subject in certain cases to cure periods and notice requirements:

(a) nonpayment of principal;

(b)                nonpayment of interest or other amounts, subject to a 3 business day cure period;

(c) violation of covenants;

(d)                incorrectness of representations and warranties in any material respect;

(e) material judgments in excess of certain amounts;

(f)                 material ERISA events;

(g)                actual or asserted invalidity of the DIP Loan Document or liens or claims created thereunder or under the Interim Order or the Final Order;

(h)                a revocation of any material license, permit, lease or agreement necessary to its business to the extent that such revocation could reasonably be expected to have a Material Adverse Effect;

(i)  change of control;

(j)  filing of a motion by any Loan Party, without the consent of the Required DIP Lenders, (i) revoking or amending any DIP Loan Document, the Interim Order or the Final Order, (ii) obtaining any financing not permitted under the DIP Credit Agreement, (iii) granting any lien not permitted under the DIP Credit Agreement, (iv) modifying or terminating the use of cash collateral (except as set forth in the Interim Order or the Final Order) or (v) seeking or authorizing any other direct and material adverse actions to the DIP Lenders and the DIP Agent;

(k) the filing by or support of a Loan Party of a motion to reject or entry of an order approving the rejection of, the RSA;

(l)                 dismissal of the Chapter 11 Case of the Borrower, conversion of the Chapter 11 Case of the Borrower to a chapter 7 case or termination or modification of the Loan Parties’ exclusive right to file and/or solicit acceptances of a plan of reorganization;

(m)               the Final Order is not entered on or before 35 calendar days after the Petition Date;

(n)                the filing or entry of an order in any of the Chapter 11 Cases confirming

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a plan of reorganization that is not an Acceptable Plan;

(o)                the filing of a motion or the entry of any order permitting or granting (i) any administrative expense or any claim to have administrative priority equal or senior to that of the DIP Agent and the DIP Lenders in respect of the DIP Obligations or the Second Lien Obligations, except as permitted in the Interim Order or the Final Order, or (ii) any lien that is equal or senior in priority to the liens securing the DIP Obligations or the Second Lien Obligations, except as permitted in the Interim Order or the Final Order;

(p)                commencement of any adversary proceeding, contested matter or other action by any Loan Party asserting any claims or defenses against any of the Second Lien Agent or Second Lien Noteholders with respect to the Second Lien Obligations or the liens securing the Second Lien Obligations;

(q)                the payment or application by any Loan Party for authority to pay any prepetition claim other than as provided in an Acceptable Plan, any “first day order” reasonably acceptable to Required Lenders and as set forth in the Approved Budget or as permitted under the DIP Credit Agreement, in each case without the Required Lenders’ prior written consent;

(r)                 entry of an order appointing or application by any Loan Party for an order seeking the appointment of a trustee in any Chapter 11 Case or the appointment of a receiver or an examiner in any Chapter 11 Case with expanded powers to operate or manage the financial affairs, the business, or reorganization of the Loan Parties or with the power to conduct an investigation of the DIP Agent or the DIP Lenders;

(s)                the entry of an order granting relief from or modifying the automatic stay (i) to allow any creditor to execute upon or enforce a lien on any material portion of the DIP Collateral, or (ii) with respect to any lien of or the granting of any Lien on any material portion of the DIP Collateral to any state or local environmental or regulatory agency or authority in excess of $2,000,000;

(t)                 the Loan Parties file a motion to amend, supplement extend or otherwise modify the Interim Order or the Final Order without the prior written consent of the Required DIP Lenders in their sole discretion;

(u)                payment of or granting adequate protection for any prepetition indebtedness, except as set forth in the Interim Order or the Final Order;

(v)                the Loan Parties’ failure to comply with and perform any of the terms, subject to customary notice and/or cure periods in certain cases, provisions, conditions, covenants or other obligations under the Interim Order or the Final Order;

(w)               the failure by the Loan Parties to comply with any Milestone; and

(x)                 filing of a motion requesting, or the entry of an order authorizing, approving or granting a claim against the DIP Collateral or the Prepetition Collateral under section 506(c) of the Bankruptcy Code, or relief under the “equities of the case” exception under section 552(b) of the Bankruptcy Code with respect to the DIP Liens or the DIP Obligations.

Remedies:	Each of the following shall constitute a termination event under the DIP Order and the DIP Loan Documents (each a “Termination Event”), unless waived in
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writing by the Required DIP Lenders: (a) the occurrence of an “Event of Default” under and as defined in the DIP Credit Agreement; (b) the date of acceleration of the DIP Loans under the DIP Facility in accordance with the DIP Credit Agreement; and (c) the DIP Termination Date. The DIP Agent and the DIP Lenders shall have customary remedies upon a Termination Event, including as described in this section.

Any automatic stay otherwise applicable to the DIP Secured Parties, whether arising under sections 105 or 362 of the Bankruptcy Code or otherwise, shall be modified, without further notice to, hearing of, or order from the Bankruptcy Court, to the extent necessary to permit the DIP Secured Parties, to exercise the following rights and remedies upon the occurrence and during the continuance of any Termination Event and the delivery of written notice (including by e-mail) by the Required DIP Lenders to counsel to the Loan Parties, counsel for any Official Committee, and the United States Trustee of the occurrence of a Termination Event:  (a) immediately terminate the Loan Parties’ use of any Cash Collateral; (b) terminate the DIP Facility and any DIP Loan Document as to any future liability or obligation of the DIP Secured Parties, but without affecting any of the DIP Obligations or the DIP Liens securing the DIP Obligations; (c) declare all DIP Obligations to be immediately due and payable; (d) freeze monies or balances in the Loan Parties’ accounts; (e) immediately set-off any and all amounts in accounts maintained by the Loan Parties with the DIP Agent or the DIP Lenders against the DIP Obligations, or otherwise enforce any and all rights against the DIP Collateral in the possession of any of the applicable DIP Lenders, including, without limitation, foreclosure on all or any portion of the DIP Collateral, collection of accounts receivable, occupying the Loan Parties’ premises, sale or disposition of the DIP Collateral; and (f) take any other actions or exercise any other rights or remedies permitted under the DIP Order, the DIP Loan Documents or applicable law; provided, however, that prior to the exercise of any right or remedy in clauses (a) through (f) of this paragraph (the “Default Remedies”), the DIP Agent shall be required to provide five (5) business days’ written notice to counsel to the Loan Parties, counsel to any Official Committee and the U.S. Trustee of the DIP Agent’s intent to exercise its rights and remedies (the “Remedies Notice Period”).  Unless the Bankruptcy Court orders during the Remedies Notice Period that a Termination Event has not in fact occurred, the DIP Agent and the DIP Lenders, shall be deemed to have received relief from the automatic stay and may exercise Default Remedies without further notice to, hearing of, or order from this Court, and without restriction or restraint by any stay under sections 105 of 362 of the Bankruptcy Code, or otherwise. The Loan Parties and any Official Committee shall not challenge or raise any objections to the exercise of such rights or remedies other than to challenge whether a Termination Event has in fact occurred; provided that none of the DIP Secured Parties shall object to a request by the Loan Parties for an expedited hearing before the Bankruptcy Court. The Loan Parties and the Official Committee shall cooperate with the DIP Agent and the DIP Lenders in their exercise of rights and remedies, whether against the DIP Collateral or otherwise and during the Remedies Notice Period, in addition to the Carve-Out,  the Loan Parties may use Cash Collateral only to pay the following amounts and expenses solely in accordance with the respective Approved Budget line items: (i) amounts that the Loan Parties have determined in good faith are in the ordinary course and necessary to the preservation of the Loan Parties and their

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estates; and (ii) such other amounts as have been approved in advance in writing by the Required DIP Lenders.

Without limiting any other rights or remedies of the DIP Agent or the other DIP Secured Parties, or otherwise available at law or in equity, and subject to the terms of the DIP Loan Documents, upon five (5) business days’ written notice to counsel to the Loan Parties and any landlord, lienholder, licensor, or other third party owner of any leased or licensed premises or intellectual property, that a Termination Event has occurred and is continuing, subject to applicable non-bankruptcy law the DIP Agent, (i) may, unless otherwise expressly provided in any separate agreement by and between the applicable landlord or licensor and the DIP Agent or Second Lien Agent, as applicable (the terms of which shall be reasonably acceptable to the parties thereto), enter upon any leased or licensed premises of the Loan Parties for the purpose of exercising any remedy with respect to DIP Collateral located thereon and (ii) shall be entitled to all of the Loan Parties’ rights and privileges as lessee or licensee under the applicable license and to use any and all trademarks, trade names, copyrights, licenses, patents, or any other similar assets of the Loan Parties, which are owned by or subject to a lien of any third party and which are used by Loan Parties in their businesses, in either the case of subparagraph (i) or (ii) of this paragraph without interference from lienholders or licensors thereunder, subject to such lienholders' or licensors' rights under applicable law; provided, however, that the DIP Agent (on behalf of the DIP Secured Parties) shall pay only rent and additional rent, fees, royalties, or other monetary obligations of the Loan Parties that first arise after the written notice referenced above from the DIP Agent and that accrue during the period of such occupancy or use by DIP Agent calculated on a per diem basis.  Nothing herein shall require the Loan Parties, the DIP Agent or the other DIP Secured Parties, to assume any lease or license under Bankruptcy Code section 365(a) as a precondition to the rights afforded to the DIP Agent and the other DIP Secured Parties in the DIP Order.

Assignments and Participations:
Any assignee of a DIP Lender under the DIP Credit Agreement shall be required to become party to the RSA by executing a joinder agreement and delivering an executed copy of such joinder agreement to the DIP Agent, Stroock, and Weil as a condition to the effectiveness of such assignment.

On or before the Syndication Purchase Date (to be defined in the Syndication Procedures), consent of the Borrower and each other Initial DIP Lender is required for an assignment by an Initial DIP Lender unless such Initial DIP Lender assigns to an Eligible Lender in accordance with the Syndication Procedures and the DIP Credit Agreement, in which case no consent of any person is required.

After the Syndication Purchase Date and prior to the occurrence of an Event of Default, assignments (other than assignments to another DIP Lender, an affiliate of any DIP Lender, or an Approved Fund (to be defined substantially in the DIP Credit Agreement) and certain other exceptions) shall be subject to the consent of the Loan Parties, which consent shall not be unreasonably withheld, delayed or conditioned.  Following the occurrence of an Event of Default, no consent of the Loan Parties shall be required for any assignment.  Each DIP Lender shall have the right to sell participations in its DIP Loans, subject to customary voting

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limitations.
Required DIP Lenders:
As of the date of determination, each of the following: (i) DIP Lenders holding more than 50% of the outstanding DIP Commitments and DIP Loans; (ii) Värde Partners Inc. or any of its affiliates and related funds that are lenders under the DIP Credit Agreement on the Closing Date (“Värde”), for so long as Värde holds at least 50% of the principal amount of the Notes held by Värde on the Closing Date; and (iii) one Initial DIP Lender other than Värde.

Section 506(c), Section 552(b), Marshalling, Credit Bid
Section 506(c).  Subject to the entry of the Final Order, in partial consideration for, among other things, the Carve Out and the payments made under the Approved Budget to administer the Chapter 11 Cases with the use of Cash Collateral, no costs or expenses of administration which have been or may be incurred in the Chapter 11 Cases at any time shall be charged against any Prepetition Agent or any Prepetition Lenders or any of the Prepetition Obligations or the Prepetition Collateral pursuant to sections 105 or 506(c) of the Bankruptcy Code or otherwise for any costs and expenses incurred in connection with the preservation, protection, or enhancement of realization by the Prepetition Lenders upon the Prepetition Collateral, as applicable, without the prior express written consent of the affected Prepetition Agent and/or affected Prepetition Lender, in their sole discretion.  For the avoidance of doubt, consent to the Carve-Out or the approval of any budget shall not be deemed a consent under this paragraph.

Section 552(b).  Subject to the entry of the Final Order, the Prepetition Agents and the Prepetition Lenders are and shall each be entitled to all of the rights and benefits of section 552(b) of the Bankruptcy Code, and the “equities of the case” exception under section 552(b) shall not apply to the Prepetition Agents, the Prepetition Lenders or the Prepetition Obligations.  Accordingly, any valid, perfected and non-avoidable liens created by the Prepetition Loan Documents in any Prepetition Collateral shall attach with the same validity, priority, and perfection in and to any and all proceeds of such Prepetition Collateral, subject to Permitted Prior Liens (if any).

No Marshaling/Application of Proceeds.  In no event shall the DIP Agent, the DIP Lenders, the Prepetition Agents or the Prepetition Lenders be subject to the equitable doctrine of “marshaling” or any similar doctrine with respect to the DIP Collateral or the Prepetition Collateral, as applicable, and all proceeds shall be received and applied in accordance with the DIP Order.  In the event that the DIP Obligations are paid full in cash by the Loan Parties pursuant to the terms of a confirmed chapter 11 plan or from the proceeds of a sale that includes assets of the Loan Parties, if any, that were not the subject of a valid perfected lien or security interest on the Petition Date (“Unencumbered Assets”), the proceeds of such Unencumbered Assets shall be deemed applied first to the DIP Obligations until the DIP Obligations are paid in full.

Right to Credit Bid.  Each of the DIP Secured Parties (subject to the terms of the DIP Loan Documents) and subject to the entry of the Final Order, the Second Lien Agent (at the direction of the Ad Hoc Committee) shall have the unqualified right to “credit bid” up to  the full amount of the DIP Obligations or the Second Lien Obligations, respectively, in connection with any sale or other disposition of

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all or any portion of the DIP Collateral or the Prepetition Second Lien Note Collateral, respectively, including, without limitation, sales occurring pursuant to section 363 of the Bankruptcy Code or included as part of any restructuring plan subject to confirmation under section 1129(b)(2)(A)(iii) of the Bankruptcy Code, and shall automatically be deemed a “qualified bidder” with respect to any disposition of DIP Collateral under disposition of DIP Collateral under or pursuant to (a) section 363 of the Bankruptcy Code, (b) a plan of reorganization or plan of liquidation under section 1129 of the Bankruptcy Code, or (c) a sale or disposition by a chapter 7 trustee for any of the Loan Parties under section 725 of the Bankruptcy Code. The DIP Secured Parties have the absolute right to assign, transfer, sell or otherwise dispose of their rights to credit bid, except as may be prohibited by the DIP Loan Documents.

Governing Law, Etc.:	The State of New York. The Loan Parties, the DIP Agent and the DIP Lenders will waive their right to jury trial.

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Exhibit D

DIP Commitment Letter

October 19, 2016

American Gilsonite Company
 29950 S. Bonanza Highway
Bonanza, UT 84008
Attention: Chief Financial Officer

American Gilsonite Company
$30,000,000 Senior Secured Super Priority Priming Debtor-In-Possession Credit Agreement
Commitment Letter

Ladies and Gentlemen:

We understand that American Gilsonite Company, an Oklahoma corporation (the “Company”), its parent entity, American Gilsonite Holding Company, a Delaware corporation (“Holdings”), and the direct and indirect subsidiaries of the Company and Holdings (such subsidiaries, together with the Company and Holdings, collectively, the “Loan Parties”), anticipate filing voluntarily petitions under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (collectively the “Chapter 11 Cases”). In connection with the Chapter 11 Cases, each of the financial institutions and other entities listed on Annex A hereto (each, a “Commitment Party” and collectively, the “Commitment Parties”) hereby, severally but not jointly, commits to provide, directly and/or through one or more affiliates or related funds, its share of commitments set forth opposite such Commitment Party’s name on Annex A hereto (collectively, the “Commitments”) of a senior secured super-priority priming debtor-in-possession credit agreement in an aggregate principal amount of up to $30,000,000 (the “DIP Facility”), in each case on the terms set forth in the Summary of Terms and Conditions attached hereto as Exhibit I (the “DIP Term Sheet” and collectively with this letter and any annexes or attachments thereto or hereto, this “Commitment Letter”). Capitalized terms used in this letter but not defined herein shall have the meanings given to them in the DIP Term Sheet.

The Company agrees that a financial institution selected by the Commitment Parties, and agreed to by the Company in its reasonable discretion, will act as the sole administrative agent and collateral agent for the DIP Facility (in such capacity, together with its successors and permitted assigns, the “DIP Agent”). The fees of the DIP Agent will be set forth in a fee letter agreement between the DIP Agent and the Company (the “Agent Fee Letter”). No arrangers, bookrunners, or other agents or co-agents will be appointed, or other titles conferred, except as expressly provided in the DIP Term Sheet, in each case, without the consent of the Commitment Parties hereunder. It is contemplated that the DIP Facility will be syndicated after the Closing Date as provided in the DIP Term Sheet.

A.            Information Requirements

The Company represents and warrants that (i) all written information that has been or will hereafter be made available to the DIP Agent or any Commitment Party or their financial or legal advisors by or on behalf of the Company or any of their respective affiliates or representatives in connection with the transactions contemplated hereby (other than the Projections (as defined below), the “Information”),
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when taken as a whole, is or will be, when furnished, correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made, and (ii) all financial projections that have been or will be prepared by or on behalf of the Company or any of their respective representatives and made available to the DIP Agent or any Commitment Party or their financial or legal advisors in connection with the transactions contemplated hereby (collectively, the “Projections”) have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time made and at the time the related Projections are made available to such parties (it being understood that such Projections are subject to uncertainties and contingencies, many of which are beyond the Loan Parties’ control, and that no assurance can be given that the Projections will be realized). If at any time from the date hereof until the effectiveness of the DIP Loan Documents, any of the representations and warranties in the preceding sentence would be incorrect if the Information or Projections were then being furnished, and such representations and warranties were then being made, at such time, then the Loan Parties will promptly supplement, or cause to be promptly supplemented, the Information and the Projections so that such representations and warranties contained in this paragraph will be correct at such time; provided, that any such supplementation shall cure any breach of such representations. In issuing this Commitment Letter and in arranging the DIP Facility (including any syndication of the DIP Facility), the DIP Agent and the Commitment Parties will be entitled to use, and to rely on the accuracy of, the Information and Projections furnished to them by or on behalf of the Company and their respective affiliates without responsibility for independent verification thereof. Notwithstanding anything to the contrary contained in this Commitment Letter or the Agent Fee Letter, none of the making of any representation under this Section A, the provision of any supplement thereto, or the accuracy of any such representation or supplement shall constitute a condition precedent to the availability and/or initial funding of the DIP Facility on the Closing Date.

B.             Conditions

The several and not joint undertakings and obligations of each Commitment Party under this Commitment Letter are subject to the satisfaction (or waiver by the Commitment Parties in their sole discretion) of each of the following conditions precedent:

(i)          the execution and delivery of the DIP Loan Documents in form and substance acceptable to the Commitment Parties reflecting the terms and conditions set forth in this Commitment Letter and the DIP Term Sheet;

(ii)         the absence since June 30, 2016 of any event or circumstance, which has resulted in or could reasonably be expected to result in a Material Adverse Effect; for such purpose “Material Adverse Effect” shall mean, with respect to any event, change, effect, occurrence, development, circumstance or change of fact, a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), assets or liabilities of the Loan Parties and their Subsidiaries, taken as a whole, (b) the legality, validity or enforceability of any DIP Loan Document, the Interim Order or the Final Order, the Loan Parties’ respective obligations under any DIP Loan Document, the Interim Order or the Final Order, or the rights and remedies of the DIP Agent and the DIP Lenders under any DIP Loan Document, the Interim Order or the Final Order, (c) the ability of the Loan Parties to perform their respective material obligations under the DIP Loan Documents, (d) the value of the material DIP Collateral, (e) the perfection or priority of the DIP Liens granted pursuant to the DIP Loan Documents, the Interim Order or the Final Order, or (f) the ability of the DIP Agent or the DIP Lenders to enforce the DIP Loan Documents; provided, however, that “Material Adverse Effect” shall not include any event, change, effect, occurrence, development, circumstance or change of fact arising out of, resulting from or relating to (i) the commencement or existence of the Chapter 11 Cases, (ii) the announcement of the Plan
32

and the transactions contemplated hereby, (iii) compliance by any Loan Party with the covenants and agreements contained in the DIP Loan Documents or the RSA or in the Plan, (iv) any change in applicable laws of general applicability or interpretations thereof by any courts or other governmental authorities (except to the extent such change affects the Loan Parties, taken a whole, in a disproportionately adverse manner relative to other participants in the industries in which the Loan Parties participate (provided that any such change may only be considered to the extent of such disproportionate impact)), (v) any action or omission of a Loan Party taken with the express prior written consent of the Required Commitment Parties, (vi) any expenses incurred by the Company in connection with transactions contemplated hereby or (vii) changes in commodity prices prior to October 19, 2016;

(iii)        the representations and warranties contained in the DIP Loan Documents or this Commitment Letter shall be true and correct in all material respects (without duplication of any materiality qualifier contained therein) as though made on and as of such date;

(iv)        the Bankruptcy Court shall have entered an Interim Order not later than the fifth calendar day after the Petition Date, in form and substance satisfactory to the Initial DIP Lenders, which Interim Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented or otherwise modified without the prior written consent of the Initial DIP Lenders;

(v)         payment by the Company, on or prior to the Closing Date, of all reasonable and documented out-of-pocket fees and expenses owing and payable to the DIP Agent and the DIP Lenders as of the Closing Date (including fees and expenses of their counsel and advisors), in each case to the extent invoiced at least two Business Days’ prior to the Closing Date pursuant to this Commitment Letter and the DIP Credit Agreement;

(vi)       the DIP Agent and the DIP Lenders shall have received to the extent requested at least five days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

(vii)       all first day motions related to the DIP Credit Agreement and the approval thereof shall be in form and substance reasonably satisfactory to the Required Commitment Parties;

(viii)      since the date of this Commitment Letter, the Loan Parties not (x) receiving any proceeds from any offering, placement or arrangement of any debt securities or bank financing (other than the DIP Facility) or (y) issuing, offering, placing or arranging any debt securities or bank financing (other than the DIP Facility); and

(ix)        this Commitment Letter not having been terminated in accordance with Section D(1) below.

C.             Fees; Indemnification; Expenses

1.             Fees. In addition to the fees described in the DIP Term Sheet, the Company will pay (or cause to be paid) the fees set forth in the Agent Fee Letter. The Company also agrees to pay, or to reimburse each Commitment Party for, all reasonable and documented out-of-pocket fees, costs, disbursements and expenses of the DIP Agent and the Commitment Parties in connection with the DIP Facility (but limited, in the case of legal and advisory fees and expenses to the reasonable and
33

documented out-of-pocket fees, costs, disbursements and expenses of (a) Stroock & Stroock & Lavan LLP; Young Conaway Stargatt & Taylor, LLP; and Parsons Behle & Latimer, (b) Houlihan Lokey Capital, Inc.) and (c) any engineers, consultants, or other professional advisors retained by the Commitment Parties or their counsel with the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

2.             Indemnification. The Company agrees to (a) indemnify and hold harmless the DIP Agent, each Commitment Party, their respective affiliates and their officers, directors, employees, agents, legal counsel (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several (“Losses”) to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Agent Fee Letter, the DIP Facility, the use of proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by the Company or its respective affiliates or equity holders), and (b) reimburse each such Indemnified Person promptly upon demand for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the willful misconduct, fraud or gross negligence of such Indemnified Person or arises from a dispute among Indemnified Persons (other than any claims against any Commitment Party or the DIP Agent in its capacity or in fulfilling its role as an agent under the DIP Facility). The Company agrees that, notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its subsidiaries or affiliates or to the Company’s or its subsidiaries’ respective equity holders or creditors or to any other person or entity arising out of, related to or in connection with any aspect of the DIP Facility, except to the extent of direct (as opposed to special, indirect, consequential or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted solely from such Indemnified Person’s gross negligence, fraud or willful misconduct.

D.            Miscellaneous

1.              Termination. This Commitment Letter and all commitments and undertakings of the Commitment Parties under this Commitment Letter shall terminate and expire upon the earliest of the following to occur:

(a)            11:59 p.m., New York, New York time, on October 19, 2016 (as such time may be extended by mutual written agreement of the Company and the Commitment Parties in their respective sole discretion) unless by such time the Company and each of the Commitment Parties executes and delivers this Commitment Letter;

(b)            so long as the Company has received a draft of the Agent Fee Letter by 5:00 p.m., New York, New York time, on October 21, 2016, 5:00 p.m., New York, New York time, the date of the hearing to approve the Interim Order (as such time may be extended by mutual written agreement of the Company and the Commitment Parties in their respective sole discretion) unless by such time the Company executes and delivers the Agent Fee Letter;

(c)            5:00 p.m., New York, New York time, on November 4, 2016 (as such time may be extended by mutual written agreement of the Company and the Commitment Parties in their respective sole discretion) unless by such time all the DIP Loan Documents relating to the DIP Facility have been
34

executed and delivered by all parties thereto and the initial borrowing under the DIP Facility has occurred;

(d)           the Closing Date;

(e)           the commencement by the Loan Parties of an avoidance action with respect to the Second Lien Obligations (as defined in the DIP Term Sheet), or the filing by the Loan Parties of any motion or request in the Chapter 11 Cases or in any other legal proceeding seeking, or the entry by the Bankruptcy Court or any other court with appropriate jurisdiction of, an order invalidating, avoiding, subordinating, disallowing, recharacterizing or limiting in any respect, as applicable, either (i) the enforceability, extent, priority, characterization, perfection, validity or non-avoidability of any of the liens securing the Second Lien Obligations, or (ii) the validity, enforceability, characterization or nonavoidability of any of the Second Lien Obligations; or

(f)            the RSA is terminated in accordance with its terms and is no longer in full force and effect.

In addition to the foregoing, (i) this Commitment Letter may be terminated at any time by mutual agreement of the Company and the Commitment Parties and (ii) all commitments and undertakings of the Commitment Parties hereunder may be terminated by Commitment Parties representing more than 50% of the commitments hereunder if the Company fails to perform any of its obligations under this Commitment Letter on a timely basis.

2.             No Third-Party Beneficiaries. This Commitment Letter is solely for the benefit of the Company and the other Loan Parties, the DIP Agent, the Commitment Parties and the Indemnified Persons; no provision hereof shall be deemed to confer rights on any other person or entity.

3.             No Assignment; Amendment. This Commitment Letter and the Agent Fee Letter may not be assigned by the Company to any other person or entity, but all of the obligations of the Company hereunder and under the Agent Fee Letter shall be binding upon the successors and assigns of the Company. This Commitment Letter and the Agent Fee Letter may not be amended or modified except in writing executed by each of the parties hereto. Assignments by any Commitment Party (other than assignments to another Commitment Party, an affiliate of any Commitment Party or any fund that is administered or managed by (a) a Commitment Party, (b) an affiliate of a Commitment Party or (c) an entity or an affiliate of an entity that administers or manages a Commitment Party) shall be subject to the prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) of the Company and of Commitment Parties representing more than 50% of the commitments hereunder (excluding for such purposes the commitment proposed to be assigned). Any assignment by a Commitment Party shall not be deemed to release the assigning Commitment Party from its obligations hereunder (except as may otherwise be agreed by the Company and all other Commitment Parties).

4.             Use of Name and Information. The Company agrees that any references to the DIP Agent, any Commitment Party or any of their respective affiliates made in connection with the DIP Facility (other than any such references made to the Bankruptcy Court in connection with the Chapter 11 Cases) are subject to the prior approval of the DIP Agent or such Commitment Party, as applicable, which approval shall not be unreasonably withheld. Each Commitment Party shall be permitted to use information related to the arrangement of the DIP Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications, including, but not limited to, the placement of “tombstone” advertisements, or otherwise describing the names of the Company and its affiliates, and the amount, type and closing date of the DIP Facility, in publications of its choice at its own expense and subject to the Company’s consent (not to be unreasonably withheld).
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5.             Governing Law. This Commitment Letter, the Agent Fee Letter and any claim, controversy or dispute arising under or related to the Commitment Letter or the Agent Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Bankruptcy Court and any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any jurisdiction thereof, in any suit, action or proceeding arising out of or relating to this Commitment Letter, the Agent Fee Letter or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such suit, action or proceeding may be heard and determined only in the Bankruptcy Court or such New York State court or, to the extent permitted by law, in such Federal court, and any appellate court from any jurisdiction thereof, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Agent Fee Letter or the transactions contemplated hereby or thereby in the Bankruptcy Court or any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail addressed to the Company at the address above shall be effective service of process for any suit, action or proceeding brought in any such court.

6.             Survival. The obligations of the parties hereto under the indemnification, expense reimbursement, confidentiality, use of name, absence of fiduciary relationship and governing law provisions of this Commitment Letter shall survive the expiration and termination of this Commitment Letter; provided, however, that upon closing of the DIP Facility, such provisions shall be superseded by the comparable provisions in the DIP Loan Documents.

7.             Confidentiality. This Commitment Letter is delivered to the Company on the understanding that neither this Commitment Letter nor the Agent Fee Letter nor any of their terms or substance, shall be disclosed to any other person except (a) to the Company’s equity sponsors, officers, directors, employees, attorneys, agents, accountants and advisors in connection with the DIP Facility on a confidential basis, (b) as required by applicable law or compulsory legal process (in which case the Company agrees to inform the Commitment Parties promptly thereof prior to such disclosure, to the extent permitted by applicable law), (c) to the extent required by the Bankruptcy Court; provided, however, that if this Commitment Letter is required to be filed with the Bankruptcy Court or disclosed to the U.S. Trustee, the Company will take all reasonable actions necessary to prevent Annex A to this Commitment Letter from becoming publicly available, including, without limitation, filing such Annex A under seal; (d) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter or the enforcement of rights hereunder and (e) otherwise with the prior written consent of the Commitment Parties.

Each Commitment Party agrees that neither this Commitment Letter nor the Agent Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to each Commitment Party’s respective officers, directors, employees, agents, attorneys, accountants and advisors on a confidential and need to know basis, (b) as required by applicable law or compulsory legal process (in which case the Company shall be promptly informed thereof prior to such disclosure, to the extent permitted by applicable law), (c) with prospective lenders and their affiliates in connection with any syndication of the DIP Facility (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such items and instructed to keep such items confidential), (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to
36

this Commitment Letter or the enforcement of rights hereunder and (e) otherwise with the prior written consent of the Company.

8.             Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

•              The Company acknowledges that each Commitment Party may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Company and its subsidiaries may have conflicting interests regarding the transactions described herein or otherwise. None of the Commitment Parties will furnish confidential information obtained from the Company by virtue of the transactions contemplated by this Commitment Letter or the other relationships of such Commitment Party with the Company to other companies. The Company also acknowledges that none of the Commitment Parties have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to the Company, confidential information obtained by such Commitment Party from other companies.

•              The Company acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Company and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any Commitment Party has advised or is advising the Company on other matters, (b) each Commitment Party, on the one hand, and the Company, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does the Company rely on, any fiduciary duty on the part of each Commitment Party, (c) the Company is capable of evaluating and understanding, and the Company understands and accepts, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) the Company has been advised that each Commitment Party is engaged in a broad range of transactions that may involve interests that differ from the Company’s interests and that no Commitment Party has any obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship and (e) the Company waives, to the fullest extent permitted by law, any claims it may have against each Commitment Party for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that no Commitment Party shall have any liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including the Company’s equity holders, employees or creditors. Additionally, the Company acknowledges and agrees that no Commitment Party is advising the Company as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby). The Company shall consult with the Company’s own advisors concerning such matters and shall be responsible for making the Company’s own independent investigation and appraisal of the transactions contemplated hereby (including, without limitation, with respect to any consents needed in connection therewith), and no Commitment Party shall have any responsibility or liability to the Company with respect thereto. Any review by any Commitment Party of the Loan Parties, the Company and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of such Commitment Party and shall not be on behalf of the Company or any of the Company’s affiliates.

9.             Counterparts; Section Headings. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.
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10.          Entire Agreement. This Commitment Letter embodies the entire agreement and understanding among the Commitment Parties, the Company and their affiliates with respect to the DIP Facility, and supersedes all prior understandings and agreements among the parties relating to the subject matter hereof.

11.           Patriot Act. The Commitment Parties hereby notify the Company that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Commitment Party and each of their respective affiliates are required to obtain, verify and record information that identifies the Company and each other Loan Party, which information includes the name, address, tax identification number and other information regarding the Company and each other Loan Party that will allow each Commitment Party to identify the Company and each other Loan Party in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Commitment Parties.

12.           Waiver of Jury Trial.

•              EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE AGENT FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

[Signature pages follow]
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The Commitment Parties are pleased to have been given the opportunity to assist the Company in connection with this important transaction.

Very truly yours,

[Commitment Parties]

By:
Name:
Title:

[Signature Page to Commitment Letter]

ACCEPTED AND AGREED
this 19th day of October, 2016:

American Gilsonite Company

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President and Chief Financial Officer

[Signature Page to Commitment Letter]

Exhibit I

DIP Term Sheet

[See Exhibit C to full Disclosure Statement]

Annex A

Commitment Parties and Commitments

(Sealed)

Exhibit E

Management Incentive Plan Term Sheet

American Gilsonite Company
Management Incentive Plan Term Sheet

The following describes the material terms of the Management Incentive Plan (the “Plan”) to be adopted by American Gilsonite Company (the “Company”) in connection with the emergence from a potential chapter 11 restructuring of the Company.  This term sheet does not contain all of the terms and conditions of the Plan.

Category	Terms
Effective Date
The Plan will be effective on or shortly following the effective date of the Company’s chapter 11 plan of reorganization (the “Effective Date”).

The Initial Awards (described below) will be granted within sixty (60) days of the Effective Date.

Plan Awards
The Plan will consist of two parts:

●     Part 1 (the “Appreciation Rights Awards”) will provide for the grant of appreciation rights based on a percentage of the increase in Enterprise Value over Enterprise Value on the date of grant (which shall be Emergence Enterprise Value, (defined below), inclusive of the amount of any cash held by the Company, for the initial Appreciation Rights Awards).

●     Part 2 (the “Restricted Unit Awards”) will provide for the grant of restricted units, the value of which will be calculated based on the Enterprise Value of the Company.

Appreciation Rights Awards together with Restricted Unit Awards shall be referred to herein as “Awards.”

Award Pool
The total Award Pool under the Plan will represent:

●     With respect to the Appreciation Rights Awards, 8% of the increase in Enterprise Value over Emergence Enterprise Value (the “Appreciation Rights Award Pool”); and

●     With respect to the Restricted Unit Awards, 2% of the Enterprise Value of the reorganized Company (the “Restricted Unit Award Pool”). If any Award is not paid to a participant because the Award expires or is forfeited, cancelled or otherwise terminated, such Award shall again be available for grant under the Plan.

Participants
Initial Awards:  All of the Restricted Unit Award Pool and 25% of the Appreciation Rights Award Pool (i.e., the aggregate 2% of the aggregate 8% of the increase in Enterprise Value over the Emergence Enterprise Value) will be granted within sixty (60) days of the Effective Date and allocated to the Company’s senior management and key employees at the discretion of the board of directors of the reorganized Company (the “Reorganized Board”) (or a Committee appointed by the Reorganized Board) in consultation with the Chief Executive Officer of the Company (the “CEO”).

Future Awards: The remaining portion of the Appreciation Rights Award Pool will

Category	Terms

be available for grants to senior management or other key employees of the Company following the grant of the Initial Awards and shall be allocated by the Reorganized Board (or a Committee appointed by the Reorganized Board) in consultation with the CEO.

Vesting of Awards
Initial Awards will vest in equal 1/3 installments on each of the first three anniversaries of the Effective Date and, unless otherwise determined by the Reorganized Board, Future Awards will vest in equal 1/3 installments on each of the first three anniversaries of the grant date, in each case, subject to the participant’s continued employment through each applicable vesting date.

No accelerated vesting will occur prior to the first anniversary of the date of grant or Effective Date, as applicable.  After the first anniversary of the date of grant or Effective Date, as applicable, pro- rata accelerated vesting of the portion of the Awards that will vest on the next closest vesting date will occur upon (i) termination of employment by the Company without “cause,” (ii) solely with respect to the CEO, the Chief Financial Officer or the Chief Operating Officer, resignation by the participant for “good reason,” or (iii) an initial public offering of the reorganized Company’s equity securities.

Notwithstanding the foregoing, to the extent the participant is employed by the Company upon the consummation of a “change in control,” all of the participants outstanding Awards shall vest.

Payment of Awards
Vested Awards will be paid in cash (net of applicable withholding taxes) on the date that is the earlier to occur of the sixth (6th) anniversary of the Effective Date or, if determined by the Reorganized Board for Future Awards, the grant date (or such other date as determined as the time of grant), as applicable (the “Outside Payment Date”) or the thirtieth (30th) day following a “change in control.”  Notwithstanding the foregoing, in the event of a “change in control,” the Reorganized Board, in its sole discretion, can determine to pay up to 50% of the value of the Vested Awards in the same form of consideration as that received by the shareholders of the Company (if such consideration is received in a form other than cash), all subject to withholding.

Valuation of Awards
On the Effective Date, the implied Enterprise Value of the Company is deemed to be equal to $180,000,000, inclusive of any cash held by the Company at such time (the “Emergence Enterprise Value”).

Enterprise Value shall be determined by the Reorganized Board.  In the event the Reorganized Board makes a determination as to Enterprise Value with respect to payment of vested Awards in connection with the Outside Payment Date and the CEO disputes the determination of Enterprise Value by the Reorganized Board, Enterprise Value shall be determined by an independent, qualified, nationally recognized investment banking, financial advisory or valuation firm, selected by the Reorganized Board in consultation with the CEO.

In the event of a change in control of the Company, Enterprise Value shall be based on the consideration received by the Company’s shareholders including any consideration used to pay off indebtedness of the Company.

Category	Terms
Adjustment
Awards will be subject to anti-dilution protection which shall include, among other events, the occurrence of extraordinary dividends that has an impact of at least $10,000,000 on the Enterprise Value.

Exhibit F

Exit Facility Term Sheet

EXIT TERM LOAN FACILITY

Summary of Terms and Conditions

This Summary of Terms and Conditions (this “Exit Facility Term Sheet”) sets forth certain terms related to a proposed credit facility described below and referred to as the “Exit Facility” in the Plan of Reorganization (the “AGC Plan”) attached to that certain Restructuring Support Agreement dated as of October 19, 2016 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “RSA”) to which this Exit Facility Term Sheet is attached.  This Exit Facility Term Sheet does not address all the terms and conditions of the Exit Facility and terms and conditions not set forth herein shall be subject to mutual agreement among the Borrower and the Required DIP Lenders (as defined below).  Capitalized terms used but not defined in this Exit Facility Term Sheet shall have the meanings ascribed to such terms in the RSA.

Borrower:
American Gilsonite Company, a Delaware corporation (the “Borrower”), as a reorganized[1] debtor upon emergence from a case (together with the cases of its affiliated debtors and debtors-in-possession, the “Chapter 11 Cases”) to be filed under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Guarantors:
The direct and indirect subsidiaries of the Borrower (each, a “Guarantor” and collectively, the “Guarantors”; together with the Borrower, individually a “Loan Party” and collectively, the “Loan Parties”).

Exit Agent:
A financial institution to be selected by the Required DIP Lenders (as defined below) to serve as administrative agent and collateral agent under the Exit Term Loan Facility and agreed to by the Borrower (in such capacity, together with its successors and assigns, the “Exit Agent”).

Initial Exit Lenders:	Each of the DIP Lenders (and together with their successors and permitted assignees, each an “Exit Lender” and collectively, the “Exit Lenders”).

Exit Term Loan Facility:
A secured term loan facility (the “Exit Term Loan Facility”) in an aggregate principal amount of up to $30,000,000 (the loans under the Exit Term Loan Facility, the “Exit Term Loans”; and the transactions contemplated hereby, the “Transactions”).

Subject to the effectiveness of the AGC Plan in accordance with its terms and the satisfaction (or waiver by the Required Exit Lenders) of all conditions to the consummation of the Exit Term Loan Facility set forth herein or in the Exit Term Loan Documents (as defined below), the Exit Term Loans will be made in full on the Closing Date by converting the outstanding principal amount of the loans (the “Outstanding DIP Loans”) held by the lenders (the “DIP Lenders”) under the DIP Facility, on a dollar for dollar basis, into the Exit Term Loans.  Once repaid, the Exit Term Loans incurred under the Exit Term Loan Facility cannot be reborrowed.

Closing Date:	The Effective Date of the AGC Plan (the “Closing Date”).

1 The Borrower will be the surviving entity following (i) the merger of American Gilsonite Holding Company with and into American Gilsonite Company pursuant to the Plan of Reorganization and (ii) the reincorporation of American Gilsonite Company in the State of Delaware pursuant to the Plan of Reorganization.

Maturity:
All obligations under the Exit Term Loan Facility will be due and payable in full in cash on the earlier of (i) the date occurring five years after the Closing Date (such date, the “Exit Term Loan Maturity Date”) and (ii) any acceleration of the Exit Term Loans upon the occurrence of an event referred to below under “Events of Default” (such earlier date, the “Exit Term Loan Termination Date”).  Unless otherwise agreed by the Exit Lenders, the principal of, and accrued interest on, the Exit Term Loans and all other amounts owing to the Exit Agent and the Exit Lenders under the Exit Term Loan Facility shall be payable in full on the Exit Term Loan Termination Date.

Purpose:	The Exit Term Loan Facility shall be used to refinance in full the principal amount of the Outstanding DIP Loans.

Documentation:
The Exit Term Loan Facility will be evidenced by a credit agreement (the “Exit Term Loan Agreement”), collateral documents, guarantees and other legal documentation (collectively, together with the Exit Term Loan Agreement, the “Exit Term Loan Documents”), in each case, in form and substance satisfactory to the Exit Agent, the Required DIP Lenders and the Loan Parties; provided the Exit Term Loan Documents shall include covenants, representations and warranties and event of default in form and substance substantially similar to the Key Bank Credit Agreement and the loan documents executed in connection therewith (with adjustments to reflect the Exit Term Loan Facility is a term loan facility instead of a revolving credit facility and such other adjustments as may be satisfactory to the Required DIP Lenders and the Loan Parties) and such other provisions as are described herein or as may be satisfactory to the Exit Agent, the Required DIP Lenders and the Loan Parties.

Interest:
The Exit Term Loans will bear interest at a per annum rate equal to the sum of (x) 10% plus (y) the Excess Rate (as defined below), payable in cash semi-annually.  In addition, an amount equal to the PIK Interest Payment (as defined below) shall be payable in kind semi-annually on each interest payment date.  The PIK Interest Payments shall be added to the principal amount outstanding of the Exit Loans for all purposes.

“Excess Rate” means a per annum rate equal to 5%; provided that, with respect to any interest payment date (the “Applicable Payment Date”), if the sum of (x) the amount of interest payable in respect of the Excess Rate on such Applicable Payment Date plus (y) the amount of interest actually paid in cash in respect of the Excess Rate on the interest payment date, if any, occurring prior to the Applicable Payment Date during the same calendar year (such sum, the “Yearly Excess Interest Payment”) would exceed Excess Cash as of the Applicable Payment Date, then the Yearly Excess Interest Payment shall be reduced by the amount of such excess (with the amount of such reduction, if any, to be the “PIK Interest Payment” with respect to the applicable interest payment date).

“Excess Cash” shall be defined in the Exit Term Loan Agreement in a manner that takes into account all cash and cash equivalents held by the Borrower and the Guarantors in the aggregate, as of an applicable reference date, in excess of $10 million (which amount shall be subject to increase for periods after January 1, 2018 based upon such metrics as may be acceptable to the Required DIP Lenders and the Loan Parties and as will be set forth in the Exit Term Loan Agreement).

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Interest shall be calculated on the basis of the actual number of days elapsed in a 360‑day year.

Fees:	A closing fee equal to $300,000 earned upon signing of the RSA and payable in cash to the DIP Lenders on the Closing Date.

Default Interest:	During the continuance of an Event of Default (as defined in the Exit Term Loan Agreement), the Exit Term Loans will bear interest at an additional 2.00% per annum.

Excess Cash Flow Sweep and other Mandatory Prepayments:
The Exit Term Loan Agreement will contain mandatory prepayment events requiring prepayments, at the option of the Required Exit Lenders, from (i) net cash proceeds  of certain agreed asset sales subject to certain reinvestment rights, (ii) net cash proceeds of insurance and condemnation proceeds subject to certain reinvestment rights, (iii) net cash proceeds of certain equity issuances and (iv) net cash proceeds of debt issuances not permitted to be incurred pursuant to the Exit Term Loan Agreement, in each case, received by the Borrower or any of the Guarantors. Any prepayments will result in a permanent reduction of the Exit Term Loan Facility.

Optional Prepayment:
Except for mandatory prepayments as set forth above, the Borrower shall pay a prepayment premium only in the case of any voluntary prepayment or acceleration of Exit Term Loans (based upon the principal amount of the Exit Term Loans prepaid (including all PIK Interest Payments)) as follows:

Year 1                          15.0%
Year 2                          15.0%
Year 3                          9.3750%
Year 4                          4.6875%
Thereafter                   none

Priority and Security under Exit Term Loan Facility:
All obligations of the Borrower and the Guarantors to the Exit Lenders and to the Exit Agent, including, without limitation, all principal and accrued interest, costs, fees and expenses or any exposure of an Exit Lender or any of its affiliates in respect of cash management or hedging transactions incurred on behalf of the Borrower or any Guarantor, shall be secured by:

(a)          a first priority (subject to any priority liens securing a Permitted Revolving Credit Facility, as defined below, or other permitted liens to be agreed) and perfected lien on, and security interest in, all or substantially all the assets and properties of each Loan Party, whether real, personal or mixed, whether now owned or hereinafter acquired, and wherever located, subject to certain exclusions as may be satisfactory to the Required DIP Lenders and set forth in the Exit Term Loan Documents  (the “Collateral”) , including without limitation, all or substantially all of the following:

 (i)          real property (including leasehold interests);

(ii)          equipment;

(iii)         accounts;

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(iv)        inventory;

(v)         to the extent governing or involving any of the items referred to in preceding clauses (i) through (iv), chattel paper, documents, general intangibles, instruments and letter-of-credit rights;

(vi)        to the extent relating to any of the items referred to in preceding clauses (i) through (v), supporting obligations;

(vii)       deposit accounts and deposits of cash, checks, other negotiable instruments, funds and other evidences of payments held therein or credited thereto;

(viii)      policies of business interruption insurance;

(ix)         books and records (including, without limitation, databases, customer lists and engineer drawings), in each case whether tangible or electronic and to the extent embodying, incorporating or otherwise relating to any of the foregoing;

(x)          capital stock or evidence of indebtedness (including of subsidiaries); and

(xi)         proceeds of the foregoing.

Conditions Precedent to the Closing of the Exit Term Loan:
The Exit Term Loan Agreement will contain customary conditions for a facility of this type and other conditions deemed by the Required DIP Lenders to be appropriate to the Transactions (which conditions may only be waived in the sole discretion of the Exit Agent and the Required Lenders), including, without limitation:

•        The Bankruptcy Court shall have entered an order (the “Confirmation Order”), in form and substance acceptable to the Loan Parties and the Required DIP Lenders in all respects, confirming the AGC Plan and expressly authorizing the Exit Term Loan Facility and the Exit Term Loan Documents and the Confirmation Order shall have become final and non-appealable.

•        The conditions to effectiveness of the AGC Plan set forth therein or in the Confirmation Order shall have been satisfied or waived (in accordance with the AGC Plan), the Effective Date of the AGC Plan shall have occurred (or shall occur concurrently with the Closing Date), and all documents to be executed and delivered and other actions to be taken on the Effective Date under the terms of the AGC Plan (including without limitation the merger and reincorporation in Delaware described in footnote 1 above) shall have been validly executed and delivered or taken.

•        The Exit Term Loan Agreement and other Exit Term Loan Documents shall have been validly executed by the Loan Parties and shall be in form and substance satisfactory to the Exit Agent, the Required Lenders and the Borrower.

•        All fees and all reasonable and documented out-of-pocket costs and expenses required to be paid to the Exit Agent and the DIP Lenders or the Exit Lenders pursuant to the DIP Credit Agreement or the Exit Term Loan Documents on or before the Closing Date shall have been paid.

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•        All filings, recordations and searches necessary or desirable in connection with the Exit Agent’s liens and security interests in the Collateral shall have been duly made; all filing and recording fees and taxes required to be paid shall have been duly paid; and to the extent applicable any surveys, title insurance, landlord waivers and access letters reasonably requested by the Exit Agent with respect to real property interests of the Loan Parties shall have been obtained (subject, in the case such documents requested by the Exit Agent cannot be practicably obtained prior to the Closing Date notwithstanding customary diligence, to certain post-closing periods as may be satisfactory to the Exit Agent, the Required DIP Lenders and the Borrower).

•        The Exit Lenders shall have received the results of recent lien searches in each relevant jurisdiction with respect to the Loan Parties and their subsidiaries, and such search results shall reveal no liens on any assets of the Loan Parties and their subsidiaries except for permitted liens and liens effectively discharged on or prior to the Closing Date to the satisfaction of the Exit Lenders.

•        The Exit Agent and the Exit Lenders shall have received opinions of counsel (including local counsel as reasonably requested) to the Loan Parties, addressing such matters as the Exit Agent or the Exit Lenders may reasonably request.

• There shall have occurred no event which has resulted in or could reasonably be expected to result in a material adverse effect (to be defined in the Exit Term Loan Agreement).

•        The Exit Agent, for the benefit of the Exit Lenders, shall have a valid and perfected first priority lien on and security interest in the Collateral on the basis and with the priority set forth herein, subject to certain post-closing filings as permitted by the Exit Term Loan Documents.

• Immediately prior to the Closing Date and immediately following the making of the Exit Term Loans on the Closing Date, there shall exist no default under the Exit Term Loan Documents.

•        On the Closing Date, pursuant to the AGC Plan, Borrower shall have issued to the persons and entities entitled thereto under the AGC Plan (i) its new Common Stock and (ii) its 17% Subordinated Notes due 2021 in the principal amount of $100 million (the “Subordinated Notes”), which Subordinated Notes shall be (i) subordinated and junior in right of payment to the Exit Term Loan Facility, (ii) unsecured and (iii) evidenced by legal documentation in form and substance reasonably acceptable to the Required DIP Lenders and the Loan Parties.

•       The representations and warranties of the Borrower and each Guarantor in the Exit Term Loan Documents shall be true and correct in all material respects on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case immediately prior to, and after giving effect to, the making of the Exit Term Loans on the Closing Date.

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Representations and Warranties:
The Exit Term Loan Agreement will contain representations and warranties substantially similar to the Key Bank Credit Agreement and such other representations and warranties as may be satisfactory to the Borrower and the Required DIP Lenders with materiality qualifiers as may be satisfactory to the Borrower and the Required DIP Lenders to be made as of (x) the date the Borrower and the Guarantors execute and deliver the Exit Term Loan Documents and (y) if different, the Closing Date.

Affirmative and Negative Covenants:
The Exit Term Loan Agreement will contain affirmative and negative covenants substantially similar to the Key Bank Credit Agreement with customary exceptions and baskets in certain cases as may be satisfactory to the Borrower and the Required DIP Lenders and set forth in the Exit Term Loan Agreement, and such other covenants as may be satisfactory to the Borrower and the Required DIP Lenders.

Financial Covenants
The Exit Term Loan Agreement will contain certain financial maintenance covenants (which will be applicable to the Loan Parties and their subsidiaries on a consolidated basis), including secured leverage ratio and capital expenditure covenants and other covenants to be agreed by the Required DIP Lenders and the Borrower.

Financial and Other Reporting Requirements:
The Exit Term Loan Agreement will contain customary reporting requirements substantially similar to the Key Bank Credit Agreement and any other agreed by the Required DIP Lenders and the Borrower to be appropriate to the Transactions, including, without limitation, with respect to delivery of annual and quarterly financial statements and other reports and with respect to reporting of defaults, material litigation, material ERISA events or material environmental events (the “Information”).

Information:
Notwithstanding any of the foregoing, any Exit Lender may elect not to receive any of the Information.  If any Exit Lender makes such an election, the Loan Parties and the Exit Agent will refrain from delivering the Information to such Exit Lender until such Exit Lender requests to be provided with the Information.

Events of Default:
The Exit Term Loan Agreement will contain events of default substantially similar to the Key Bank Credit Agreement (subject in certain cases to customary notice requirement and cure periods as may be satisfactory to the Requisite DIP Lenders and the Borrower) and such other events of default as may be agreed by the Borrower and the Required DIP Lenders; provided that, for the avoidance of doubt, a change of control shall constitute an event of default.

Termination:
Upon the occurrence and during the continuance of an Event of Default under the Exit Term Loan Facility, the Exit Agent may, and at the direction of the Required Exit Lenders shall, by written notice to the Borrower and its counsel, terminate the Exit Term Loan Facility, declare the obligations thereunder to be immediately due and payable and exercise any or all of its rights and remedies under the Exit Term Loan Documents.  Events of Default related to any insolvency proceeding shall result in automatic termination and acceleration of the Exit Term Loan Facility.

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Remedies:	The Exit Agent and the Exit Lenders shall have customary remedies, including, without limitation, the right to accelerate the Exit Term Loans and/or realize on any or all of the Collateral.

Indemnification:
The Exit Term Loan Documents shall contain provisions providing for the indemnification of the Exit Agent, each Exit Lender and each of their respective affiliates and their respective officers, directors, employees, controlling persons, agents, advisors, attorneys and representatives, in form and substance acceptable to the Required DIP Lenders, the Exit Agent and the Borrower.

Expenses:
The Exit Term Loan Documents shall contain provisions providing for the reimbursement by the Loan Parties of (i) reasonable, out-of-pocket fees, costs and expenses of the Exit Agent and the Exit Lenders (but, with respect to counsel, limited to one external counsel to the Exit Agent, one external counsel to the Exit Lenders, one local counsel in each applicable jurisdiction to the Exit Agent and one local counsel in each applicable jurisdiction to the Exit Lenders) and (ii) costs and expenses of the Exit Agent and the Exit Lenders (but, with respect to counsel, limited to one external counsel to the Exit Agent, one external counsel to the Exit Lenders, one local counsel in each applicable jurisdiction to the Exit Agent and one local counsel in each applicable jurisdiction to the Exit Lenders) in connection with the enforcement of the Exit Term Loan Documents, in form and substance acceptable to the Required DIP Lenders, the Exit Agent and the Borrower.

Assignments and Participations:
Prior to the occurrence of an Event of Default, assignments (other than assignments to another Exit Lender, an affiliate of any Exit Lender or an Approved Fund (to be defined)) shall be subject to the consent of the Borrower, which consent shall not be unreasonably withheld, delayed or conditioned.  Following the occurrence of an Event of Default, no consent of the Borrower shall be required for any assignment.  Each Exit Lender shall have the right to sell participations in its Exit Term Loan, subject to customary voting limitations.

Required Exit Lenders:	Exit Lenders holding more than 50% of the outstanding Exit Term Loans under the Exit Term Loan Facility (the “Required Exit Lenders”).

Amendments:
Except as described below, the Exit Term Loan Agreement may be amended with the consent of the Required Exit Lenders.

Without the consent of each Exit Lender affected, an amendment, supplement or waiver under or with respect to the Exit Term Loan Agreement may not, with respect to any Exit Term Loan held by a nonconsenting Exit Lender, reduce the interest rate, extend any interest payment date, reduce any fees, extend the maturity of the Borrower’s obligations, or release all or substantially all of the Collateral.

Miscellaneous:
The Exit Term Loan Agreement will include standard yield protection provisions (including, without limitation, provisions relating to compliance with risk‑based capital guidelines, increased costs and payments free and clear of withholding taxes).

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Governing Law:	The State of New York (except for security documentation that the Exit Agent determines should be governed by local law).

Counsel to the Exit Lenders:	Stroock & Stroock & Lavan LLP

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4.     reduce the redemption price payable upon the redemption of any such Subordinated Note below 102% or change the time at which any such Subordinated Note may be redeemed;
5.     make any such Subordinated Note payable in money other than that stated in such Subordinated Note;
6.     impair the right of any Subordinated Noteholder to receive payment of principal of and interest on such Subordinated Noteholder’s Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Subordinated Noteholder’s Subordinated Notes;
7.     waive a Default or Event of Default (each as defined in the Indenture) with respect to the nonpayment of principal, premium or interest (except (x) pursuant to a rescission of acceleration of the Subordinated Notes by the Subordinated Noteholders of at least a majority in aggregate principal amount of such Subordinated Notes and a waiver of the payment default that resulted from such acceleration or (y) in the case of the payment of premium, except to the extent an amendment of such provision would not have required the consent such Subordinated Noteholder under the last paragraph of this section); or
8.     make any change in the amendment or waiver provisions which require the Subordinated Noteholders’ consent described in this paragraph, except to the extent an amendment of such provision would not have required the consent such Subordinated Noteholder under the last paragraph of this section.

Notwithstanding the foregoing, Subordinated Noteholders holding at least 66 2/3% of the principal amount of the outstanding Subordinated Notes may amend, in any manner, the prepayment premium schedule and/or the premium percentages described above under “Optional Redemption” (but not below 102%).

Governing Law:	The State of New York.

Counsel to the Subordinated Noteholders:	Stroock & Stroock & Lavan LLP

Exhibit G

Subordinated Notes Term Sheet

SUBORDINATED NOTES

Summary of Terms and Conditions

This Summary of Terms and Conditions (this “ Subordinated Notes Term Sheet”) sets forth certain terms related to a proposed issuance of subordinated notes described below and referred to as the “Subordinated Notes” in the Plan of Reorganization (the “AGC Plan”) attached to that certain Restructuring Support Agreement dated as of October 19, 2016 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “RSA”) to which this Subordinated Notes Term Sheet is attached.  This Subordinated Notes Term Sheet does not address all the terms and conditions of the Subordinated Notes and terms and conditions not set forth herein shall be subject to mutual agreement among the Issuer and the Requisite Noteholders (as defined in the RSA).  Capitalized terms used but not defined in this Subordinated Notes Term Sheet shall have the meanings ascribed to such terms in the RSA.

Issuer:
American Gilsonite Company, a Delaware corporation (the “Issuer”), as a reorganized[14] debtor upon emergence from a case to be filed under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.

Guarantors:
The direct and indirect subsidiaries of the Issuer (each, a “Guarantor” and collectively, the “Guarantors”; together with the Issuer, individually an “Issuer Party” and collectively, the “Issuer Parties”).

Trustee:
A financial institution to be selected by the Requisite Noteholders to serve as indenture trustee, and agreed to by the Issuer (in such capacity, together with its successors and assigns, the “Trustee”).

Initial Subordinated Noteholders:
Each Second Lien Noteholder (as defined in the AGC Plan) (and together with their successors and permitted assignees, each a “Subordinated Noteholder” and collectively, the “Subordinated Noteholders”).

Subordinated Notes:
Subordinated Notes in an aggregate principal amount of $100,000,000 to be issued in accordance with the AGC Plan to certain Second Lien Noteholders pursuant to an Indenture to be entered into between the Issuer, the Guarantors and the Trustee (the “Indenture” and the transactions contemplated hereby, the “Transactions”).

Closing Date:	The Effective Date of the AGC Plan (the “Closing Date”).
Maturity:
All obligations under the Indenture and the Subordinated Notes will be due and payable in full in cash on the earlier of (i) the date occurring five years after the Closing Date and (ii) any acceleration of the Subordinated Notes upon the occurrence of an event referred to below under “Events of Default” (such earlier date, the “Subordinated Notes Termination Date”).  Unless otherwise agreed by the Subordinated Noteholders, the principal of, and accrued interest on, the Subordinated Notes and all other amounts owing to

14 The Issuer will be the surviving entity following (i) the merger of American Gilsonite Holding Company with and into American Gilsonite Company pursuant to the AGC Plan and (ii) the reincorporation of American Gilsonite Company in the State of Delaware pursuant to the AGC Plan.

the Trustee and the Subordinated Noteholders under the Indenture and the Subordinated Notes shall be payable on the Subordinated Notes Termination Date.

Documentation:
The terms of the Subordinated Notes will be set forth in the Indenture and guarantees and other legal documentation (collectively, together with the Indenture, the “Subordinated Note Documents”), in each case, in form and substance reasonably satisfactory to the Trustee, the Requisite Noteholders and the Issuer Parties.

Ranking:
The Subordinated Notes shall be subordinated in right of payment to the Exit Term Loan Facility and any first lien revolving facility permitted thereunder (collectively, the “Senior Facilities”).  No cash payments shall be permitted in respect of the Subordinated Notes so long as any obligations or commitments are outstanding under any of the Senior Facilities, except that the Yearly Interest Payment (after reduction as described below under “Interest”) may be paid in cash on the applicable interest payment date, after all payments in respect of principal, fees or otherwise due under the Senior Facilities on or prior to such interest payment date have been paid in full in cash.

Interest:
The Subordinated Notes will bear interest at a per annum rate equal to the Cash Interest Rate (as defined below), payable in cash semi-annually.  In addition, an amount equal to the PIK Interest Payment (as defined below) shall be payable in kind semi-annually on each interest payment date by issuing additional  Subordinated Notes in the amount of the PIK Interest Payment.

“Cash Interest Rate” means a per annum rate equal to 17.00%; provided that, with respect to any interest payment date (the “Applicable Payment Date”), if the sum of (x) the amount of interest payable in respect of the Cash Interest Rate on such Applicable Payment Date plus (y) the amount of interest actually paid in cash in respect of the Cash Interest Rate on the interest payment date, if any, occurring prior to the Applicable Payment Date during the same calendar year (such sum, the “Yearly Excess Interest Payment”) would exceed Excess Cash as of the Applicable Payment Date, then the Yearly Excess Interest Payment shall be reduced by the amount of such excess (with the amount of such reduction, if any, to be the “PIK Interest Payment” with respect to the applicable interest payment date).

“Excess Cash” shall be defined in the Indenture in a manner that takes into account all cash and cash equivalents held by the Issuer Parties in the aggregate, as of an applicable reference date after giving effect to any payments due on the Senior Facilities, in excess of $10 million (which amount shall be subject to increase for periods after January 1, 2018 based upon such metrics as may be acceptable to the Requisite Noteholders and the Issuer as will be set forth in the Indenture).

Interest shall be calculated on the basis of the actual number of days elapsed

	in a 360‑day year.

Default Interest:	During the continuance of an Event of Default (as defined in the Indenture), the Subordinated Notes will bear interest at an additional 2.00% per annum.
Mandatory Redemptions:	The Indenture will contain customary and appropriate mandatory redemption events for subordinated notes of this type to be agreed by the Issuer Parties and the Requisite Noteholders.

Optional Redemption; Acceleration Premium:
The Issuer may redeem the Subordinated Notes in whole or in part, at any time, at the redemption prices (expressed as percentages of principal amount of the Subordinated Notes to be redeemed (including all PIK Interest Payments)), plus accrued and unpaid interest, if any, thereon, to the date of redemption, if redeemed within the year specified following the Closing Date, as set forth in the table below:

	Year 1	117.00%
	Year 2	117.00%
	Year 3	108.50%
	Year 4	104.25%
	Thereafter	100.00%

In addition, in the event of any acceleration of the Subordinated Notes, the Issuer shall pay a prepayment premium in accordance with the “Optional Redemption” prepayment premium schedule and the premium percentages described above.

For the avoidance of doubt, any optional redemption is subject to the subordination provisions described above under “Ranking”.

In addition, the Issuer will have the redemption right described below under “Change of Control”.

Change of Control
In the event of a Change of Control (as defined in the Indenture), the Issuer shall have the right to redeem all, but not less than all, of the Subordinated Notes by paying 102% of the principal amount outstanding (including all PIK Interest Payments) plus all accrued but unpaid interest.  If the Issuer does not exercise such right within the timeframe provided in the Indenture, any Subordinated Noteholder shall have the right to require the Issuer to repurchase its  Subordinated Notes at 102% of the principal amount outstanding (including all PIK Interest Payments) plus all accrued but unpaid interest.  The foregoing is subject to the subordination provisions described above under “Ranking”.

Affirmative and Negative Covenants:
The Indenture and other Subordinated Note Documents will contain affirmative covenants substantially similar to the 11.5% Senior Secured Notes due 2017 issued under that certain Indenture, dated as of August 28, 2012 (as amended, modified, or otherwise supplemented from time to time, the “2017 Indenture”) by and among the Issuer, each of the guarantors named therein, and Wilmington Trust, National Association, as trustee and collateral agent and negative covenants as may be satisfactory to the Requisite Noteholders and the Issuer Parties. Such covenants will not include any financial maintenance covenants.

Financial and Other Reporting Requirements:
The Indenture will contain reporting requirements substantially similar to the 2017 Indenture and others satisfactory to the Requisite Noteholders and the Issuer Parties to be appropriate to the Transactions, including, without limitation, with respect to delivery of annual and quarterly financial statements and other reports and with respect to reporting of defaults, litigation, contingent liabilities, ERISA or environmental events (the “Information”).

Information:
Notwithstanding any of the foregoing, any Subordinated Noteholder may elect not to receive any of the Information.  If any Subordinated Noteholder makes such an election, the Issuer and the Trustee will refrain from delivering the Information to such Subordinated Noteholder until such Subordinated Noteholder requests to be provided with the Information.

Events of Default:
The Indenture will contain events of default substantially similar to the 2017 Indenture (subject in certain cases to customary notice requirement and cure periods as may be satisfactory to the Requisite Noteholders and the Issuer Parties) with appropriate exceptions for Subordinated Note issuances of this type as reasonably agreed by the Requisite Noteholders and Issuer Parties.

Acceleration:
Upon the occurrence and during the continuance of an Event of Default under the Indenture, the Trustee may, and at the direction of the Required Subordinated Noteholders shall, by written notice to the Issuer and its counsel, declare the Subordinated Notes (including the redemption premium payable as described above under “Optional Redemption; Acceleration Premium”) and the other obligations under the Indenture to be immediately due and payable and exercise any or all of its rights and remedies under the Indenture and the other Subordinated Note Documents.

Required Subordinated Noteholders:	Subordinated Noteholders holding more than 50% of the principal amount of the outstanding Subordinated Notes (the “Required Subordinated Noteholders”).
Supplemental Indentures:
Except as described below, the Indenture may be amended with the consent of the Required Subordinated Noteholders.

Without the consent of each Subordinated Noteholder affected, an amendment, supplement or waiver under or with respect to the Subordinated Note Documents may not, with respect to any Subordinated Notes held by a nonconsenting Subordinated Noteholder:

1.     reduce the principal amount of Subordinated Notes whose Subordinated Noteholders must consent to an amendment;
2.     reduce the interest rate or extend the stated time for payment of interest on any such Subordinated Note;
3.     reduce the principal of or extend the stated maturity of any such

Subordinated Note;
4.     reduce the redemption price payable upon the redemption of any such Subordinated Note below 102% or change the time at which any such Subordinated Note may be redeemed;
5.     make any such Subordinated Note payable in money other than that stated in such Subordinated Note;
6.     impair the right of any Subordinated Noteholder to receive payment of principal of and interest on such Subordinated Noteholder’s Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Subordinated Noteholder’s Subordinated Notes;
7.     waive a Default or Event of Default (each as defined in the Indenture) with respect to the nonpayment of principal, premium or interest (except (x) pursuant to a rescission of acceleration of the Subordinated Notes by the Subordinated Noteholders of at least a majority in aggregate principal amount of such Subordinated Notes and a waiver of the payment default that resulted from such acceleration or (y) in the case of the payment of premium, except to the extent an amendment of such provision would not have required the consent such Subordinated Noteholder under the last paragraph of this section); or
8.     make any change in the amendment or waiver provisions which require the Subordinated Noteholders’ consent described in this paragraph, except to the extent an amendment of such provision would not have required the consent such Subordinated Noteholder under the last paragraph of this section.

Notwithstanding the foregoing, Subordinated Noteholders holding at least 66 2/3% of the principal amount of the outstanding Subordinated Notes may amend, in any manner, the prepayment premium schedule and/or the premium percentages described above under “Optional Redemption” (but not below 102%).

Governing Law:	The State of New York.
Counsel to the Subordinated Noteholders:	Stroock & Stroock & Lavan LLP

Exhibit H

Shareholders Agreement Term Sheet

Outline of Principal Terms of Proposed Governance Arrangements
for Reorganized AGC

This term sheet (the “Term Sheet”) sets forth certain terms related to the proposed governance arrangements for American Gilsonite Company (the “Company”, and as reorganized, “Reorganized AGC”) to be effective upon the effective date (the “Effective Date”) of a prepackaged chapter 11 plan of reorganization (the “Plan”) reflecting the terms set forth herein and such other terms acceptable to the Company and the ad hoc committee (the “Ad Hoc Committee”15) of certain holders of secured notes issued by the Company (“Senior Secured Notes”).

Reorganized AGC Structure:
On the Effective Date, after giving effect to the merger of American Gilsonite Holding Company (“Holdings”) with and into the Company (to be consummated prior to the Effective Date) and the reincorporation of the Company in Delaware on the Effective Date, all equity interests in the Company shall be cancelled and discharged pursuant to the Plan, and Reorganized AGC shall (i) issue to the holders of existing equity interests in Holdings their respective pro rata shares of 2% of Reorganized AGC’s new common stock (the “Common Stock”) and (ii) issue to the holders of the Company’s Senior Secured Notes their respective pro rata shares of 98% of the Common Stock.  (The recipients of the Common Stock are referred to below as the “Stockholders”).

Governance Documents:
Pursuant to the Plan, on the Effective Date, Reorganized AGC will adopt an amended and restated Certificate of Incorporation and amended and restated Bylaws (together, the “Governance Documents”).  All Stockholders will be required to enter into a Stockholders Agreement as of the Effective Date reflecting the provisions set forth in this term sheet (the “Stockholders Agreement”) as a condition to the receipt of any distributions of Common Stock under the Plan.  In addition, the Plan and confirmation order shall provide that, in any event, the Stockholders Agreement shall be binding upon all Stockholders.

Voting Rights:
Each share of Common Stock will be entitled to one vote per share for all matters that are put to the Stockholders for approval, including the election of Reorganized AGC’s board of directors (the “Board”).  No Stockholder shall have any special or preferential voting rights except for the rights set forth below.

Issuance of Common Stock:
The Common Stock will be issued in book entry form on the records of Reorganized AGC’s stock transfer agent to the parties entitled to receive Common Stock under the Plan.  The Common Stock will not be distributed or traded through Depository Trust Company.

Composition of the Board:	Initial Board: The initial Board will consist of five directors. On the Effective Date, the Board members will be: (i) the CEO of Reorganized

15 For purposes hereof, the term “Ad Hoc Committee” shall refer to funds related to or affiliated with the following entities:  Varde Partners, Inc.; Axar Capital Management L.P.; PennantPark Investment Advisors, LLC; River Birch Capital, LLC; and Tinicum Incorporated.

AGC; (ii) two directors selected by Värde Partners, Inc. (“Värde”); and (iii) two directors selected by consensus by the members of the Ad Hoc Committee (other than Värde). Any person designated as a director by Värde or by other members of the Ad Hoc Committee may be, in the discretion of the member(s) making the designation, an employee of an Ad Hoc Committee member or an independent director unaffiliated with the Ad Hoc Committee member(s) making the designation.

Future Boards: Future Boards will be elected annually at the annual meeting of Stockholders. The Board will continue to consist of five directors (unless the size of the Board is increased or decreased by a unanimous vote of the directors then in office, provided that: (i) the Board will not at any time have fewer than five members; (ii) notwithstanding any duly approved increase or decrease to the size of the Board, the Board will always maintain an odd number of members; and (iii) if the size of the Board is increased to more than five members, the director designation rights described below will be adjusted as described in the next two paragraphs). The CEO of Reorganized AGC shall continue to be a Board member so long as he or she serves as CEO.

Värde will continue to be entitled to designate two directors (or, if the Board consists of more than five directors, Värde will be entitled to designate a proportionate number of directors) for election to the Board so long as Värde and its affiliates continue to hold shares representing at least 50% of the Common Stock Värde and its affiliates received on the Effective Date. If Värde and its affiliates hold less than 50% but more than 25% of the Common Stock Värde and its affiliates received on the Effective Date, the number of directors Värde will be entitled to designate will be reduced by one (or, if the Board consists of more than five directors, the number of directors Värde will be entitled to designate will be proportionately reduced). If Värde and its affiliates hold less than 25% of the Common Stock Värde and its affiliates received on the Effective Date, Värde will cease to be entitled to designate any directors.

The former members of the Ad Hoc Committee (other than Värde to the extent it designates its own director(s) under the preceding paragraph) will continue to be entitled to designate two directors (or, if the Board consists of more than five directors, such former members of the Ad Hoc Committee will be entitled to designate a proportionate number of directors) for election to the Board so long as such former Ad Hoc Committee members (together with their affiliates) continue collectively to hold shares representing at least 50% of the Common Stock they received on the Effective Date. If the former Ad Hoc Committee members (other than Värde to the extent it designates its own director(s)) and their affiliates collectively hold less than 50% but more than 25% of the Common Stock they received on the Effective Date, the number of directors such former Ad Hoc Committee members will be collectively entitled to designate will be reduced by one (or, if the Board consists of more than five directors, the number of directors such former Ad Hoc Committee members will be entitled to designate will be proportionately reduced). If the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors(s)) and their affiliates hold less than 25% of the Common Stock they received on the Effective Date, such former Ad Hoc Committee members will cease to be entitled to designate any directors.

These rights to designate Board members will not be transferable.

Any Board seats not filled by designation of Stockholders in accordance with the preceding paragraph will be filled by majority vote of the Stockholders, with the candidates for election to be (i) those candidates proposed by the Board and (ii) any other candidate proposed by any Stockholder holding at least 10% of the outstanding Common Stock (pursuant to nomination procedures to be set forth in the amended and restated Bylaws).

Observer Seat:
For so long as the former Ad Hoc Committee members (other than Värde) and their affiliates collectively hold at least 25% of the Common Stock they received on the Effective Date, such former Ad Hoc Committee members will collectively be entitled to designate up to two observers who will be permitted to attend meetings of the Board in a non-voting capacity and receive all materials distributed to directors, subject to each observer’s advance execution of a standard non-disclosure agreement.  If the former Ad Hoc Committee members (other than Värde) and their affiliates collectively hold less than 25% of the Common Stock they received on the Effective Date, they shall not be entitled to designate any observers to the Board.

Chair of the Board:
The Board will elect a Chair of the Board in its discretion, provided that, at Värde’s option, the initial Chair will be one of the directors designated by Värde.  The Chair will preside at all Board and Stockholder meetings.

Board Committees:
The Board will establish an Audit Committee and a Compensation Committee and may establish one or more other Board committees (but the authority of any such other committee will be limited to making recommendations to the full Board).

Board Vacancies:
At any time, a director may be removed for cause by majority vote of the Stockholders.  In addition, the former Ad Hoc Committee members who designated a director will have the sole right to remove and replace that director.  Those directors not designated by one or more former Ad Hoc Committee members may be removed at any time by majority vote of the Stockholders, without cause.  If a director resigns, is removed, dies or becomes incapacitated, or if there is a vacancy on the Board for any other reason, (i) in the case of a director’s seat that one or more former Ad Hoc Committee members have the right to fill, such former Ad Hoc Committee members(s) will designate a new director to fill the vacancy until the next annual meeting of stockholders, and (ii) in the case of any other director’s seat, a replacement director will be elected by majority vote of the directors to fill the vacancy until the next annual meeting of Stockholders.

Board Voting:
Except as otherwise stated in this term sheet, Board approval of any action or decision will require either (i) unanimous written consent of all directors then in office or (ii) approval of a majority of the directors then in office at a validly convened meeting.

Board Meetings:
The Board will meet at least once each quarter.  In addition, the Chair of the Board or any two (2) directors may call a special Board meeting at any time on 48 hours’ written notice (which notice requirement may be satisfied by email) to all directors.  Board meetings may be conducted by teleconference or video conference without designation of a physical meeting location.

Board Compensation:
Directors not employed by Reorganized AGC or its subsidiaries will receive market rate compensation in an amount to be determined by the Board for their service on the Board.  All directors will be reimbursed for reasonable expenses.

Approval of Related Party Transactions:
Related Party Transactions will require approval of a majority of the disinterested directors then in office.  A “Related Party Transaction” will mean any transaction, agreement or arrangement involving more than $1 million in any fiscal year between Reorganized AGC (or any subsidiary) and a Related Party (as defined below), other than certain types of routine transactions.  A “Related Party” will mean: (i) a director or executive officer of Reorganized AGC (or a member of the immediate family of any such director or executive officer); (ii) any company or other entity of which any such director or executive officer is a partner, director, officer or employee (or of which any member of the immediate family of any such director or executive officer is a partner, director or officer); (iii) any person beneficially owning, or otherwise controlling (or sharing control of), more than 5% of Reorganized AGC’s outstanding Common Stock; (iv) any affiliate of a person described in clause (iii); or (v) any director or executive officer of a person described in clause (iii) or (iv) (or a member of the immediate family of any such director or executive officer).

Key Decisions – Stockholder Approval:
Reorganized AGC will not take any of the following actions without first obtaining approval of (i) a majority of the directors then in office, provided, that (A) so long as Värde and its affiliates hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by Värde to be effective, and (B) so long as the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors), together with their affiliates, collectively hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by the former Ad Hoc Committee members to be effective and (ii) the Stockholders holding a majority of the outstanding Common Stock (it being understood that such majority

Stockholder approval may be obtained by invoking the drag-along provisions described below):

(1) a consolidation or merger of Reorganized AGC with or into another corporation or entity (other than a wholly owned subsidiary);

(2) a direct or indirect sale or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of Reorganized AGC and its subsidiaries, taken as a whole (other than to a wholly-owned subsidiary);

(3) entry by Reorganized AGC into any transaction that will result in a change of control (to be defined in the Stockholders Agreement to cover an acquisition of more than 50% of the Common Stock by any person or group, other than a former member of the Ad Hoc Committee (and/or its affiliates) or a group comprised solely of one or more former members of the Ad Hoc Committee (and/or their affiliates);

(4) a material amendment, modification or repeal of any provision of the Governance Documents;

(5) adoption of any stockholder rights plan, share purchase rights plan or similar plan (a “Poison Pill”) which is designed to impede the acquisition of a block of Common Stock in excess of a specified threshold; or

(6) a liquidation of Reorganized AGC.

Key Decisions – Board Approval:
Reorganized AGC will not take any of the following actions without first obtaining the approval of a majority of the directors then in office, provided that (i) so long as Värde and its affiliates hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by Värde to be effective, and (ii) so long as the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors), together with their affiliates, collectively hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by the former Ad Hoc Committee members to be effective:

(1) an acquisition or disposition of assets outside the ordinary course of business having a value in excess of $15 million by Reorganized AGC or its subsidiaries;

(2) a sale of equity securities by Reorganized AGC entitling the holders to voting rights representing more than 10% of the then-outstanding Common Stock or, in the case of a sale of preferred stock, having a liquidation value of more than $5 million; or

(3) incurrence of indebtedness in a principal amount greater than $15 million.

Transfers:
Unless the Common Stock becomes publicly traded, shares of Common Stock can be transferred only to accredited investors in private transactions exempt from registration requirements under federal and state securities laws (and subject to delivery to Reorganized AGC of customary representation letters from the transferor and the transferee and, if requested by the Board, a customary legal opinion).  Any transfer that could result in Reorganized AGC having more than 1,000 stockholders who are accredited investors or being required to register its stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934 will be prohibited.  In addition, transfers will be subject to the drag-along and tag-along rights and right of first refusal described below, and any transfer to a competitor of Reorganized AGC (to be identified on a schedule attached to the Stockholders Agreement, which schedule may be updated from time to time by the Board) will be prohibited, except with prior approval of a majority of the disinterested directors.  Any transferee that is not already a party to the Stockholders Agreement will be required, as a condition of the transfer, to execute a joinder to the Stockholders Agreement in a form approved by the Board.

Trading in Common Stock:
As soon as practicable after the Effective Date, the Company will implement a policy of (i) having a scheduled “window” period of at least three weeks each quarter, immediately following the disclosure of  information for the preceding fiscal quarter (as described below under “Reporting”) to Stockholders and potential permitted transferees (by means of posting such information on a secure portion of Reorganized AGC’s website which can be accessed only by Stockholders and potential permitted transferees who agree to maintain the confidentiality of such information), during which trading in the Common Stock by directors of Reorganized AGC (and any Stockholders with which such directors are affiliated) will generally be permitted (subject to the occurrence of material events or developments which have not been so disclosed) and (ii) prohibiting trading in the Common Stock by directors of Reorganized AGC (and any Stockholders with which they are affiliated that have access to material non-public information) outside such “window” periods.

Right of First Offer:	Prior to the earliest to occur of (i) a Stock Sale Transaction (as defined below), (ii) an Asset Sale Transaction (as defined below) and (iii) a public offering of Common Stock, if any Stockholder desires to transfer Common Stock held by such Stockholder to a third party transferee (in each case excluding a permitted transfer to a related party, such as another fund or account under common management with the transferor, or pursuant to Tag-Along Rights, Drag-Along Rights or transfers among former members of the Ad Hoc Committee), such Common Stock contemplated to be transferred shall be subject to a right of first offer, pursuant to which each Stockholder that (together with its affiliates) holds at least 5% of the Common Stock shall be notified and granted 15 days in which to make an offer to purchase such Common Stock to be transferred.  If the right of first offer is exercised and the Stockholder seeking to transfer its Common Stock does not accept such offer, such transferring Stockholder may not subsequently sell its Common Stock to a third party at a price less than 105% of the price that was offered pursuant to the right of first offer without re-commencing the right of first offer process.  In addition, if a sale to a third party does not occur within 30 days after the expiration of such 15-day period, a sale to a third party cannot be consummated after such 30-day period without re-commencing the right of first offer process.  If the right of first offer is exercised by multiple 5% Stockholders and the offers are accepted, the proportions to be sold to each participating 5% Stockholder will be based on such 5% Stockholder’s ownership of the outstanding shares divided by the aggregate ownership of all 5% Stockholders so participating.

Preemptive Rights:
Each Stockholder that (together with its affiliates) holds at least 5% of the Common Stock (the “Significant Stockholders”), each former member of the Ad Hoc Committee who (together with its affiliates) continues to hold at least 25% of the Common Stock such former member (and its affiliates) received on the Effective Date, and the Consenting Sponsors, for so long as they continue to hold 100% of the Common Stock such Consenting Sponsors received on the Effective Date (together with the Significant Stockholders and the former members of the Ad Hoc Committee as described immediately above, the “Specified Stockholders”), will have the right to participate in any future sale of Common Stock or other securities convertible into Common Stock on a basis reflecting such Specified Stockholder’s pro rata share of the outstanding Common Stock held by all Specified Stockholders exercising such pre-emptive rights, subject to limited exceptions for securities issued in connection with acquisitions or pursuant to any management incentive plan, in each case as approved by the Board.

Tag-Along Rights:
If one or more Stockholders (the “Initiating Stockholders”) agree to sell to a single third-party purchaser[1] (or a group of related third-party purchasers), in a single transaction or a series of related transactions over a 24-month period, shares representing more than 25% of the then-outstanding Common Stock, the Initiating Stockholders must arrange for each other Stockholder to have an opportunity to include in such sale a corresponding percentage of such other Stockholder’s Common Stock, on the same terms and at the same price as the Initiating Stockholders.

Drag-Along Rights:	If one or more Stockholders (the “Dragging Stockholders”) agree to sell (by sale or by merger or in any other manner) to a single third-party purchaser (or a group of related third-party purchasers) shares representing a majority of the then-outstanding Common Stock in a transaction approved by (x) the Board by majority vote of the directors then in office, provided that (1) so long as Värde and its affiliates hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director

1 Such term to be more fully described in the Stockholders Agreement.

designated by Värde to be effective, and (2) so long as the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors), together with their affiliates, collectively hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by the former Ad Hoc Committee members to be effective, and (y) Stockholders holding at least a majority of the outstanding Common Stock (a “Stock Sale Transaction”), then either the Dragging Stockholders or the Board will have the right to require all other Stockholders (the “Dragged Stockholders”): (i) to sell to such purchaser a corresponding percentage of the Common Stock held by the Dragged Stockholders, on the same terms and at the same price as the Dragging Stockholders; (ii) to vote the Dragged Stockholders’ shares in favor of the Stock Sale Transaction; (iii) to enter into appropriate agreements with the purchaser to sell the shares of the Dragged Stockholders in the Stock Sale Transaction and to obtain any required consents; (iv) to waive appraisal or dissenters rights; and (v) to take any and all commercially reasonably action in furtherance of the Stock Sale Transaction.

In addition, if the Board decides, with the approvals set forth in the preceding paragraph and with the approval of the Dragging Stockholders, to effect a sale or transfer to a single third-party purchaser (or a group of related third-party purchasers), in one transaction or a series of related transactions, of all or substantially all of the consolidated assets of Reorganized AGC and their subsidiaries (an “Asset Sale Transaction”), the Dragged Stockholders will be obligated to vote their shares in favor of the Asset Sale Transaction.

The Dragging Stockholders may decide in their sole discretion whether to consummate a proposed Stock Sale Transaction or Asset Sale Transaction.

Registration Rights:
After 24 months following the Effective Date, Stockholders holding at least two-thirds of the outstanding Common Stock not freely tradeable under the federal securities laws will have demand registration rights, subject to customary qualifications and limitations.  However, in the event that the Board determines that a requested registration would be likely to materially adversely affect Reorganized AGC or materially interfere with any transaction under consideration by Reorganized AGC or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would be likely to materially adversely affect Reorganized AGC or which Reorganized AGC has a bona fide business purposes for not disclosing, the Board may postpone such registration for up to 180 days.

In addition, if such Stockholders exercise their demand registration rights, or if the Board decides to have Reorganized AGC file a registration statement with the Securities and Exchange Commission for a public offering for cash, all Stockholders will have piggyback rights to include in the public offering any shares held by such Stockholders that are not already freely tradeable under the federal securities laws, subject to the right of Reorganized AGC to sell shares first in any such public offering and other customary cutback provisions.

Confidentiality:
Subject to certain permitted disclosures (including disclosure to a potential permitted transferee that is not on the list of Reorganized AGC’s competitors maintained by the Board, so long as such transferee enters into a confidentiality agreement in a form approved by the Board), each Stockholder will be required to maintain the confidentiality of any non-public information such Stockholder receives for a period of two years from the date such information is received.

Reporting:
Subject to the confidentiality provisions referred to above, each Stockholder will be entitled to: (i) receive an annual report containing audited annual consolidated financial statements of Reorganized AGC, certified by a national accounting firm and prepared in accordance with GAAP, along with a brief management’s discussion and analysis in narrative form (“MD&A”) commenting on such financial statements; (ii) receive a quarterly report containing unaudited quarterly condensed consolidated financial statements, along with MD&A, and other information approved by the Board; and (iii) participate on investor conference calls to be held on a quarterly basis by the executive management of Reorganized AGC (which calls will include an opportunity for investor questions).  In addition, subject to such confidentiality provisions, each Stockholder that (together with its affiliates) holds at least 5% of the Common Stock shall be entitled to a reasonable right to meet (either in-person or telephonically) with executive management of Reorganized AGC periodically, but no more than twice in any calendar year. In addition, from time to time, certain other materials approved by the Board will be made available to each Stockholder.  All materials to be made available to Stockholders will be provided through a secure portion of Reorganized AGC’s website, which can be accessed by Stockholders and potential permitted transferees who agree to maintain the confidentiality of such information.

Amendments:
In addition to any applicable requirements set forth above under “Key Decisions-Stockholder Approvals” and “Key Decisions- Board Approval” hereof, any amendments to the Governance Documents or the Stockholders Agreement will require: (i) approval of the Board by majority vote of the directors then in office, provided that (A) so long as Värde and its affiliates hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by Värde to be effective, and (B) so long as the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors), together with their affiliates, collectively hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by the former Ad Hoc Committee members to be effective; (ii) majority Stockholder approval; and (iii) under the circumstances listed below, the following additional approvals:

1. Any material amendment to the provisions of the Stockholders Agreement regarding stockholder approval for key actions, related party transactions, information rights, drag-along rights, tag-along rights, the right of first refusal and/or registration rights will require approval of Stockholders holding at least 75% of the outstanding Common Stock.

2. Any material amendment to the provisions of the Stockholders Agreement relating to rights to designate directors must be approved by all Stockholders whose designation rights are adversely affected.

3. Any material amendments to the amendment provisions of the Stockholders Agreement will require approval of Stockholders holding at least 80% of the outstanding Common Stock.

4. Any material amendment or modification of the Stockholders Agreement that materially, adversely and disproportionately affects the Consenting Sponsors (in its capacity as Stockholder) relative to other Stockholders that are similarly situated shall not be effected without the written consent of the Consenting Sponsors (in its capacity as Stockholder).

Termination of the Stockholders Agreement:
The Stockholders Agreement may be terminated by obtaining all of the following: (i) approval of the Board by majority vote of the directors then in office, provided, that (A) so long as Värde and its affiliates hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by Värde to be effective, and (B) so long as the former Ad Hoc Committee members (other than Värde to the extent it designates its own directors), together with their affiliates, collectively hold at least 70% of the Common Stock they received on the Effective Date, such majority Board approval must include at least one director designated by the former Ad Hoc Committee members to be effective; and (ii) approval of the Stockholders holding at least 75% of the outstanding Common Stock.  In addition, the Stockholders Agreement will terminate automatically upon a qualified public offering or a Stock Sale Transaction, Asset Sale Transaction or other change in control (as defined in the Stockholders Agreement).

Exhibit I

Liquidation Analysis

LIQUIDATION ANALYSIS

A.	Best Interests Test
Under the “best interests” of creditors test set forth in section 1129(a)(7) of the Bankruptcy Code, the Bankruptcy Court may not confirm a plan of reorganization unless the plan provides each holder of a claim or interest who does not otherwise vote in favor of the plan with property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtor was liquidated under chapter 7 of the Bankruptcy Code. To demonstrate that the Plan satisfies the “best interests” of creditors test, the Debtors have prepared the following hypothetical liquidation analysis (the “Liquidation Analysis”), which is based upon certain assumptions discussed in the Disclosure Statement and in the notes accompanying the Liquidation Analysis (the “Notes”). Capitalized terms not defined in the Notes shall have the meanings ascribed to them in the Plan and the Disclosure Statement.

The Liquidation Analysis estimates potential cash distributions to Holders of Allowed Claims in a hypothetical chapter 7 liquidation of the Debtors’ assets. Asset values discussed in the Liquidation Analysis may differ materially from values referred to in the Plan and Disclosure Statement. The Debtors prepared the Liquidation Analysis with the assistance of their professionals.

The Debtors believe that their creditors will receive at least as much, and likely significantly more, under the Plan as they would receive in a chapter 7 liquidation of the Debtors’ assets for the following reasons, among others: (i) the likely discounts that would be realized on the value of the Debtors’ assets, (ii) the incremental claims that would be triggered in a chapter 7 bankruptcy and (iii) the fees payable to a chapter 7 trustee (the “Trustee”) and newly appointed estate professionals.

B.	Approach and Purpose of Liquidation Analysis
The determination of the costs of, and hypothetical proceeds from, the liquidation of the Debtors’ assets is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors, their management, and their professionals.  Inevitably, some assumptions in the Liquidation Analysis would not materialize in an actual chapter 7 liquidation, and unanticipated events and circumstances could affect the ultimate results in an actual chapter 7 liquidation. In addition, the Debtors’ management cannot judge with any degree of certainty the impact of the forced liquidation asset sales on the recoverable value of the Debtors’ assets. The Liquidation Analysis was prepared for the sole purpose of generating a reasonable good faith estimate of the proceeds that would be generated if the Debtors were liquidated in accordance with chapter 7 of the Bankruptcy Code. The Liquidation Analysis is not intended, and should not be used, for any other purpose. The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. No independent appraisals were conducted in preparing the Liquidation Analysis. NEITHER THE DEBTORS NOR THEIR PROFESSIONALS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

In preparing the Liquidation Analysis, the Debtors estimated Allowed Claims based upon a review of Claims in the Debtors’ books and records.  The Liquidation Analysis includes estimates for Claims that could be asserted and Allowed in a chapter 7 liquidation, including Administrative Claims, wind-down costs, Trustee fees, tax liabilities, and certain lease and contract rejection damages Claims that otherwise would not exist in a chapter 11 or would be paid in the ordinary course of business pursuant to the Plan. The Debtors’ estimate of Allowed Claims set forth in the Liquidation Analysis should not be relied on for any other purpose, including determining the value of any distribution to be made on account of Allowed Claims under the Plan. NOTHING CONTAINED IN THE LIQUIDATION ANALYSIS IS INTENDED TO BE OR CONSTITUTES A CONCESSION OR ADMISSION OF THE DEBTORS. THE ACTUAL AMOUNT OF ALLOWED CLAIMS IN THE CHAPTER 11 CASES COULD MATERIALLY DIFFER FROM THE ESTIMATED AMOUNTS SET FORTH IN THE LIQUIDATION ANALYSIS.

C.	Global Notes to Liquidation Analysis
1.	Conversion Date and Appointment of a Trustee
The Liquidation Analysis assumes conversion of the Debtors’ Chapter 11 Cases to chapter 7 liquidation cases on or about December 31, 2016 (the “Conversion Date”). On the Conversion Date, it is assumed that the Bankruptcy Court would appoint one Trustee to oversee the liquidation of the Debtors’ estates.

2.	Shutdown of Operations
The Liquidation Analysis assumes a shutdown of operations following a conversion to chapter 7 and that no Debtor assets would be sold as going concern businesses.  This assumption is made because of the Debtors’ management’s assessment that, in the wake of chapter 7 conversions and consequent disruption and attrition, the likelihood that the Debtors or substantial business units of the Debtors could continue operations and do so in a manner that yields material positive incremental cash flow is low.
3.	Forced vs. Orderly Sale
The liquidation of all of the Debtors’ assets is assumed to occur following the conversion. For purposes of the Liquidation Analysis, lower case and higher case estimates were made based on two scenarios for the liquidation:
●
The lower case scenario assumes forced liquidation values (“FLV”), wherein the Debtors are compelled by circumstances to sell their assets with a sense of immediacy.  In this scenario, substantially all assets are assumed to be sold by the Trustee within a 90-day period.  Following the primary liquidation phase, an additional 12-month period is assumed to be required for the administrative completion of the chapter 7 case; and

●
The higher case scenario assumes orderly liquidation values (“OLV”), wherein circumstances enable a Trustee a reasonable period of time to manage a process to prepare, market, and sell assets.  In this scenario, substantially all assets are assumed to be sold by the Trustee within a 12-month period.  Following the primary liquidation phase, an additional 12-month period is assumed to be required for the administrative completion of the chapter 7 case.

In both scenarios, a source of funding (whether from use of cash collateral or from third-party financing) is assumed.  The higher case scenario requires additional resources from the Debtors and their professionals over a longer period in order to realize greater asset values, compared to the lower case scenario.  The likelihood of obtaining sufficient funding to conduct the liquidation process assumed in the either scenario is highly speculative.

4.	Book Value
Unless otherwise stated, the book values used in the Liquidation Analysis are the unaudited1 net book values of the Debtors as of August 31, 2016.  These book values, in combination with pro forma adjustments, are assumed to be representative of the Debtors’ assets as of the hypothetical Conversion Date.  The book values have not been subject to any review, compilation or audit by an independent accounting firm.
5.	Additional Tax Liability
This Liquidation Analysis assumes that the estimated sale proceeds for the Debtors’ assets would be less than the tax basis of the assets and would not generate any additional tax liabilities. Should the tax treatment and impact of this transaction result in a tax liability that is not reduced by other tax shields, recovery percentages in the Liquidation Analysis could change materially.

6.	Factors Considered in Valuing Hypothetical Liquidation Proceeds
Certain factors may limit the amount of the liquidation proceeds generated from the liquidation of the Debtors’ assets, plus cash estimated to be held by the Debtors on the Conversation Date (the “Liquidation Proceeds”) available to the Trustee. Certain of these factors that relate specifically to the liquidation of the assets are discussed in further detail below.  In addition, it is possible that distribution of the Liquidation Proceeds would be delayed while the Trustee and his or her professionals become knowledgeable about the Chapter 11 Cases and the Debtors’ businesses and operations.  This delay could materially reduce the value, on a “present value” basis, of the Liquidation Proceeds.

7.	Preference Transfers
A comprehensive preference analysis has not been conducted by the Debtors or their advisors.  The Debtors are currently paying vendors on scheduled terms and are expected to do so through the expected Conversion Date.  Therefore, the amount of preference claims is estimated at zero for the purposes of this Liquidation Analysis.

8.	Fraudulent Transfers
No recovery or related litigation costs have been attributed to any potential fraudulent transfer actions under the Bankruptcy Code.  The Debtors do not believe that such causes of action would have a material effect on the Liquidation Analysis for purposes of section 1129(a)(7) of the Bankruptcy Code.

9.	Litigation
The Liquidation Analysis does not consider any recovery or claims that might arise from the outcome of current or potential actions by or against the Debtors.

10.	Claims Estimates
In preparing this Liquidation Analysis, the Debtors estimated Allowed Claims based upon obligations expected to be outstanding as of December 31, 2016.

1 The individual balances presented herein as “unaudited” balances as of August 31, 2016 are not audited on a stand-alone basis; however, such individual amounts tie to the AGC’s general ledger and accounting records underlying the audited financial statements.

D.	Specific Notes to Asset Assumptions Contained in Liquidation Analysis
The Liquidation Analysis refers to certain categories of assets. The numerical designation below corresponds to the line items listed in the attached chart with a specific note.

1.	Cash and Cash Equivalents
The liquidation value for the Debtors is based on a forecasted balance of cash and equivalents as of December 31, 2016 of $12.7 million, which takes into account the projected use of cash between August 31, 2016 and the Conversion Date.  The Liquidation Analysis assumes that the Debtors’ operations during the liquidation period would not generate additional cash available for distribution except for proceeds from the disposition of non-cash assets.  The liquidation value for cash and cash equivalents for all entities holding cash is estimated to be 100% of the projected net book value as of the Conversion Date.

2.	Trade Accounts Receivable
The Liquidation Analysis assumes that a Trustee would retain certain existing staff to handle an aggressive collection effort for outstanding trade accounts receivable for the entities undergoing liquidation.  The Liquidation Analysis estimates the liquidation values of the Company’s accounts receivable to range from 75% to 95% of net book values.

3.	Inventory - Product
The Debtors’ product inventories are composed of raw and processed Gilsonite located at the mine site and its warehouse in Midland, Texas.  The Liquidation Analysis assumes that raw Gilsonite inventories as of the Liquidation Date which account for roughly half the inventory value would be sold as-is at a significant discount. Processed and palletized tons which make up the remainder of the inventory would be sold as finished product further described below.

Current demand from oil field customers (its largest customer group) remains at significantly depressed levels. In the event of liquidation, it is anticipated that due to the challenging environment for the Company’s products, return on sales of inventory would be materially impaired. Furthermore, typically Gilsonite held in inventory for extended periods tends to be of lesser quality, yielding lower value in the event of a sale. As a result of the aforementioned, it is being estimated that the recovery rate on inventory will be between 30% and 60% of net book values.

4.	Inventory – Materials and Supplies
Materials and supplies used in the mining process tend to be very specialized and may be used to support equipment and machinery specific to AGC. As a result, the Liquidation Analysis estimates that the recovery rate of materials and supplies will be between 10% and 30% of net book values.

5.	Inventories – Pond Long Term
In addition to Gilsonite, the Company also maintains in its inventory certain other forms of uintaite inventory that are similar to Gilsonite and are used as additives to certain of the Company’s product lines. Roughly one-third of this inventory is assumed to be sold to a customer under a commercial arrangement prior to November 30, 2016 and is included in AGC’s forecast cash balance.

The market for this inventory is relatively small and while the Company assumes approximately one-third of the inventory will be sold under a commercial deal recently reached, the remaining will be difficult to sell and is assumed to be significantly impaired. The Liquidation Analysis estimates that these assets will have liquidation values of between 10% and 20% of net book values.

6.	Income Tax Receivable
The Company’s income tax receivable asset represents an estimated potential refund amount for both federal and state taxes.  Given the uncertainty of operations under a liquidation scenario, management believes that an income tax refund is likely but difficult to fully estimate, and therefore, the Liquidation Analysis estimates that recoveries for this asset will be between 20% and 40% of net book values.

7.	Prepaid Expenses and Other Current Assets
The Company makes prepayments to insurance companies for certain of the Company’s insurance policies.  In addition, the Company has provided its restructuring professionals with retainers. The Company anticipates that recouping money from insurance companies and restructuring professionals in a liquidation scenario will present significant challenges. As such, the Liquidation Analysis estimates no recovery for the current portion of prepaid royalties and professional retainers.

8.	Current Deferred Financing Fees
The Company amortizes certain of its previous financing transactions over their maturity.  Deferred financing fees have no cash value and therefore it is estimated that recovery rates for Deferred financing fees are zero.

9.	Deferred Tax Assets
Deferred tax assets are assumed to generate no proceeds in a liquidation scenario.

10.	Land and Reserves
Gilsonite is a very specialized product and AGC is the only miner, producer and marketer of this product in North America. Therefore, the market for selling its reserves is extremely limited and only a small market of alternative product producers may be interested in acquiring the reserve tons.  It is estimated that land and reserves (including proven, probable and inferred reserves under AGC’s control) recoveries could be between 55% and 108%2 of net book values.

11.	Plant and Equipment
The Company’s plant and equipment assets include:
o	buildings and improvements, which includes preparation and processing plants, land as well as leasehold and building improvements; and
o	machinery and equipment, which primarily consists of mining, and support equipment, as well as vehicles, power distribution equipment, and office equipment.

2 The Company calculates the net book value of its land and reserves net of depletion and other write-downs.  Thus, in the OLV case, liquidation recoveries, which do not include such non-cash subtractions, exceeded net book value.

The Liquidation Analysis estimates that the Company’s plant and equipment assets return between 20% and 50% of net book values.  A majority of the Company’s stationary items such as preparation plants and crushers are projected to return salvage/scrap value as the Liquidation Analysis assumes the Company dismantles these assets during the wind-down period and sells them at an auction.  With respect to moveable equipment, the market continues to be flooded with equipment for sale given the numerous recent mining related restructurings.  However, a majority of this equipment is relatively stock in nature and can be utilized across the mining industry which the Liquidation Analysis assumes would achieve higher recovery values.

12.	Mine Development Costs
The company capitalizes the costs of developing new mines or significantly expanding the capacity of existing mines and amortizes such costs using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited.  Net deferred charges are assumed to generate no proceeds in a liquidation scenario as they are capitalized expenditures with no cash value.

13.	FAS 143 ARO Asset (net)
FAS 143 ARO is the net book value of a GAAP required account for certain asset retirement obligations of the Company and is offset entirely in the liabilities section of Company’s books.  FAS 143 ARO is assumed to generate no proceeds in a liquidation scenario as they are capitalized expenditures with no cash value.

14.	Long-term Investments
The Company maintains certain certificates of deposit, posted collateral, and standby letters of credit.  The Liquidation Analysis assumes that these assets will be drawn by the beneficiaries and therefore will not provide any recovery value to the estates.

15.	Labor Costs
The Liquidation Analysis assumes that all operational workers are issued WARN Act notices on the Conversion Date and stay on staff for 60 days post-conversion to shut down the mine, mothball and remove equipment, assist with the liquidation of Gilsonite inventory at the mine site, and prepare the mine for liquidation/sale. A certain level of SG&A staff will need to be retained over the liquidation period to assist the Trustee and its advisers to realize the projected liquidation values and assist the Trustee to maintain the Debtors’ books and records and ongoing estate affairs. These resources are assumed to diminish over time as the assets are liquidated and disposed of.

E.	Specific Notes to Liability Assumptions Contained in Liquidation Analysis
The Liquidation Analysis assumes that the Liquidation Proceeds will be available to the Trustee. This Liquidation Analysis sets forth an allocation of the Liquidation Proceeds to Creditors in accordance with the priorities set forth in section 726 of the Bankruptcy Code. The Liquidation Analysis provides for high and low recovery percentages for Claims upon the Trustee’s application of the Liquidation Proceeds. The high and low recovery ranges reflect a high and low range of estimated Liquidation Proceeds from the Trustee’s sale of the assets.

1.	Estimated Chapter 7 Expenses
Wind-down costs consist of the costs of any professionals the Trustee employs to assist with the liquidation process, including investment bankers, attorneys, and other advisors. The Debtors calculated the Trustee fees necessary to facilitate the sale of the Debtors’ assets in accordance with section 326 of the Bankruptcy Code. These fees would be used specifically for overseeing the liquidation, including development of marketing materials and facilitating the solicitation process for the parties. Given the complexity and nature of the Debtors’ estates, this Liquidation Analysis assumes an additional 12 months would be required to settle claims and wind down the accounting and tax affairs of the Debtors’ estates. This estimate also takes into account the time the Trustee and other professionals will require to become educated with respect to the Debtors’ businesses and the Chapter 11 Cases.

2.	Administrative Claims
Administrative Claims include all unpaid postpetition liabilities incurred as of the Conversion Date, along with professional fees owed to the Debtors’ retained professionals net of the professional fee carve-out in the DIP Facility and retainers on hand.  The Liquidation Analysis estimates no recovery on these amounts.

3.	DIP Claims
The Liquidation Analysis estimates that there will be approximately $30.25 million, including interest, outstanding under the DIP Facility, and assumes that the DIP Claims will be satisfied in full in a chapter 7 liquidation case.

4.	Second Lien Notes Claims
The Liquidation Analysis estimates that there is approximately $290 million, inclusive of interest, outstanding in connection with the Second Lien Notes Claims.  Based on the Liquidation Analysis, these Claims will receive between six (6) and eighteen (18) percent of their value in a full chapter 7 liquidation case.

5.	Other Secured Claims
The Liquidation Analysis estimates that there is approximately $100,000 outstanding in capital leases on mobile equipment and a secured mortgage on a singular piece of property.  The Liquidation Analysis assumes, under a liquidation, that the Debtors return the collateral to the secured parties, in full satisfaction of their Claims.

6.	Priority Tax and Non-Tax Claims
Priority Tax Claims and Priority Non-Tax Claims consist of Claims that are entitled to priority tax status under the Bankruptcy Code and Claims entitled to priority under section 507 of the Bankruptcy Code. Nearly all of the estimated balance in these categories is for tax-related Claims.  Based on the Liquidation Analysis, these Claims will not be satisfied in a chapter 7 liquidation case.

7.	General Unsecured Claims
The Liquidation Analysis estimates that there will be General Unsecured claims that are the result of damages claims filed against the estate in the form of contract rejection damages claims only. All other forms of General Unsecured claims such as routine trade payables are assumed to be satisfied in the ordinary course based on the trade payables motion filed as part of the Company’s first-day motions.  The General Unsecured Claims are not estimated to recover any value under a liquidation scenario.

8.	Intercompany Claims
The Liquidation Analysis does not estimate that the Intercompany Claims have any value.

9.	AGHC Interests
The Liquidation Analysis does not estimate that AGHC Interests have any value, and therefore, the Liquidation Analysis does not anticipate any recovery for AGHC Interests in a full chapter 7 liquidation case.

10.	AGC Interests
The Liquidation Analysis does not estimate that AGC Interests have any value, and therefore, the Liquidation Analysis does not anticipate any recovery for AGC Interests in a full chapter 7 liquidation case.

11.	Other Debtor Interests
The Liquidation Analysis does not estimate that Other Debtor Interests have any value, and therefore, the Liquidation Analysis does not anticipate any recovery for the Other Debtor Interests in a full chapter 7 liquidation case.

F.	Conclusion and Recommendation
The Debtors believe the Plan is in the best interests of all stakeholders and urge the holders of Second Lien Notes Claims and AGHC Interests to vote in favor thereof.

SUMMARY OF LIQUIDATION ANALYSIS

American Gilsonite Company

Summary of Liquidation Analysis

			Estimated Recovery Rates			Estimated Recovery Values
($ in thousands)	Footnotes:	Book Value	Low	Mid	High	Low	Mid	High
Liquidation Proceeds:
Cash	1	12,669	100%	100%	100%	$12,669	$12,669	$12,669
Trade accounts receivable (net)	2	4,671	75%	85%	95%	3,503	3,970	4,437
Inventory - Product	3	6,507	15%	30%	45%	976	1,952	2,928
Inventory - M&S	4	4,069	10%	20%	30%	407	814	1,221
Prepaid Exp & Other current assets	7	2,715	0%	0%	0%	-	-	-
Current Deferred Financing Fees	8	2,764	0%	0%	0%	-	-	-
Income Tax Refund Receivable	6	955	20%	30%	40%	191	286	382
Deferred Tax Assets	9	2,210	0%	0%	0%	-	-	-
Land and reserves, net	10	56,522	55%	81%	108%	30,887	45,942	61,311
Mine Development Costs	12	27,691	0%	0%	0%	-	-	-
FAS 143 ARO Asset (net)	13	527	0%	0%	0%	-	-	-
Plant & Equipment, net	11	14,620	20%	35%	50%	2,924	5,117	7,310
Inventories - pond long term	5	3,177	3%	6%	9%	95	191	286
Long Term Investments	14	1,337	0%	0%	0%	-	-	-
Total Assets/Gross Proceeds		$140,433	37%	51%	64%	$51,653	$70,942	$90,544

Less Liquidation Costs:
Trustee Fees						(1,949)	(1,462)	(975)
Professional Fees						(900)	(2,250)	(3,600)
Wind-down Costs						(2,208)	(2,103)	(1,997)
Total Liquidation Costs						$(5,057)	$(5,814)	$(6,572)

Net Liquidation Proceeds						$46,596	$65,127	$83,972

	Estimated	Estimated Recovery Rates			Estimated Recovery Values
Estimated Claims and Recoveries:	Claims	Low	Mid	High	Low	Mid	High
Secured claims
DIP Facility Claims	30,250	100%	100%	100%	30,250	30,250	30,250
First Lien Credit Facility Secured Claims	-	N/A	N/A	N/A	-	-	-
Class 3: 2nd Lien Note Claims	290,096	6%	12%	18%	16,248	34,779	53,624
Class 2: Other Secured Claims	98	100%	100%	100%	98	98	98
Total Secured Claims	$320,444				$46,596	$65,127	$83,972

Administrative Claims	1,922	0%	0%	0%	-	-	-
Priority Tax & Non-Tax Claims	3,810	0%	0%	0%	-	-	-
Class 4: General Unsecured Claims	950	0%	0%	0%	-	-	-
Class 5: Intercompany Claims	N/A	N/A	N/A	N/A	-	-	-
Class 6: AGHC Interests	N/A	N/A	N/A	N/A	-	-	-
Class 7: AGC Interests	N/A	N/A	N/A	N/A	-	-	-
Class 8: Other Debtor Interests	N/A	N/A	N/A	N/A	-	-	-

Total Claims and Recoveries	$327,126				$46,596	$65,127	$83,972